UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2023

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

Enclosure: Press release: Mineral Resource and Mineral Reserve Report as at 31 December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 27, 2023

By:          /s/ _ LM GOLIATH
Name:    LM Goliath
Title:       Company Secretary


STRENGTH
FOCUS
COMMITMENT

AngloGoldAshanti

Mineral Resource and Mineral Reserve Report

AS AT 31 DECEMBER 2022

Our reporting theme

The theme of our 2022 reports is based on our core competitive advantages. These are our:

STRENGTH

STRENGTH – in leadership, our Mineral Resource and Mineral Reserve, our balance sheet and our progressive focus on addressing climate change to garner a leading industry position

FOCUS

FOCUS – on implementing our new operating model and on improved outcomes that include reduced costs and the successful execution of brownfields and greenfields opportunities

COMMITMENT

COMMITMENT – to delivering growth and superior returns though our streamlined, focused portfolio and the disciplined allocation of capital

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in nine countries across four continents.

We pursue value-creating opportunities involving other minerals, where we can leverage our existing assets, shareholdings, skills and experience.

Note:

The information in this report is based on information signed off by Mrs TM Flitton, a Competent Person who is a full-time employee of AngloGold Ashanti Limited. Mrs TM Flitton consents to the inclusion in this report of the matters based on her information in the form and context in which it appears. AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resource or Mineral Reserve, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person's findings are presented have not been materially modified from the original market announcement.

AngloGold Ashanti or the Group refers to AngloGold Ashanti Limited



OUR VALUES

Safety
We put safety first, before anything

Respect
We treat each other with dignity and respect

Integrity
We are honest and true to what we commit to

Sustainability
We make a positive contribution towards an enduring world

Excellence
We focus on continuous improvement towards a high performing culture

Collaboration
We work together to build a better company

Contents

Stakeholder feedback

We welcome stakeholder feedback on our reporting. Should you have any comments or suggestions on this report, contact our investor relations team at: ***investors@anglogoldashanti.com***

Our 2022 reports

for the year ended 31 December 2022

We are committed to transparent, informed, consistent reporting to a broad range of stakeholders. Our 2022 reports communicate the progress we have made in delivering on our strategic objectives and in creating value, in a dynamic and volatile operating environment.



Integrated Report

<IR>



Mineral Resource and Mineral Reserve Report

<R&R>



Sustainability Report

<SR>



Annual Financial Statements

<AFS>



Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

<NOM>



The full set of 2022 reports is available at: ***reports.anglogoldashanti.com***

Navigating this report

This report is an interactive PDF with all active hyperlinks indicated by orange, italics, bold font.

About AngloGold Ashanti

Our vision

To be the leading mining company

Our Mission

To create value for our shareholders, our employees, and our business and social partners by safely and responsibly exploring, mining and marketing our products.

Our values

Our six values guide all decisions made and actions taken in the conduct of our business. These values link our business activities to our environmental, social and governance (ESG) goals and commitments.

2022 at a glance

Produced 2.742Moz of gold, our principal product, and employed an average of 32,594 people (including contractors) (2021: 2.472Moz; 30,561 people)

Produced 3.6Moz of silver and 159t of sulphuric acid as by-products at our operations

Reported a significant asset base as at 31 December 2022 – total gold Mineral Resource of 131.4Moz, including a 30.4Moz Mineral Reserve

Listed on the Johannesburg, New York, Australia and Ghana stock exchanges

Geographically diverse shareholder base that includes the world's largest financial institutions

Market capitalisation of $8.1bn as at 31 December 2022 (2021: $8.8bn)

Included in the JSE Top 40 Index, the S&P Global CSA, the FTSE/JSE Responsible Investment Index Series (the FTSE4Good Index), the Responsible Mining Index and the Bloomberg Gender-Equality Index 2022.

S&P Global Responsible Mining Index FTSE4Good Bloomberg Gender-Equality Index 2022

Investment case

- We are working to regain cost competitiveness with our peer group through the optimisation of our operating assets and by introducing new, lower cost production sources to our portfolio.

- A well-defined, disciplined and shareholder-focused capital allocation framework is supported by significant cash-flow generating ability, a strong balance sheet and our firm intention to return value to shareholders.

- Our self-generated and self-funded project pipeline, supported by substantial long-term production plans, is complemented by our proven track record in replenishing and increasing our Mineral Reserve. We aim for value-accretive growth.

- Our ESG focus is embedded in our decision-making and in the way we work and act. It informs our plans and actions from the initial exploration, to project development and the start of mining operations, throughout the productive life of our mining assets and through to closure. Sustainability and ESG are entrenched in our business, strategy, activities and processes, driving long-term value creation and underpinning our social licence to operate.

- As a responsible gold miner, we aim to create long-term value for all our stakeholders in partnership with host communities and governments.

Our footprint

LEGEND

- Operations
- Projects


1
2
3
4
5
6
7
8
9

Note: Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are wholly-owned unless otherwise indicated.

AMERICAS

1 **Argentina**
Cerro Vanguardia (92.5%)

2 **Brazil**
Serra Grande
AGA Mineração

PROJECTS

3 **Colombia**
Gramalote (50%)[1]
La Colosa
Quebradona

4 **United States of America**
North Bullfrog[2]
Silicon
Mother Lode[2]
Sterling[3]

AFRICA

5 **Guinea**
Siguiri (85%)

6 **Ghana**
Iduapriem
Obuasi

7 **Democratic Republic of the Congo (DRC)**
Kibali (45%)[4]

8 **Tanzania**
Geita

AUSTRALIA

9 **Australia**
Sunrise Dam
Butcher Well Project (70%)
Tropicana (70%)

[1] Gramalote is managed by B2Gold

[2] North Bullfrog and Mother Lode were acquired through acquisition of Corvus Gold Inc. (Corvus Gold) in January 2022

[3] Sterling includes the Crown Block and was acquired through acquisition of Coeur Sterling Inc. (Coeur Sterling) in November 2022

[4] Kibali is operated by Barrick Gold Corporation (Barrick)

[5] Includes joint ventures

	Americas	Africa	Australia
Total attributable production (contribution to Group):	0.569Moz (21%)	1.635Moz (60%)	0.538Moz (19%)
Total Mineral Reserve (includes projects):	7.19Moz	20.59Moz	2.63Moz
Average employed (includes contractors):	9,498 people	19,807 people	1,532 people
Operating cash flow[5] (contribution to Group includes projects):	$129m (8%)	$1,108m (72%)	$300m (20%)
Capital expenditure (includes projects):	$339m	$576m	$202m
Total community investment (includes projects):	$6.4m	$10.2m	$0.98m

About this report

The reporting criteria, as outlined in the reporting code, have been used in the preparation of internal documentation for each operation, from which the numbers stated in this report have been drawn. Reporting is also in accordance with Section 12.13 of the Johannesburg Stock Exchange (JSE) Listings Requirements (as updated from time to time).

Information is presented in this report by operating region, country, mine and project. Topics for brief discussion include regional and country overview, introduction, geology, exploration, projects and estimation. Further to this, the following information is used to illustrate additional detail across our operations and projects:

- Location and infrastructure maps
- Legal aspects and tenure
- Geological cross-sections and maps of underground workings where applicable
- Details of average drill hole spacing and type
- Inclusive Mineral Resource and Mineral Reserve
  - below infrastructure
  - by-products
  - year-on-year changes (reconciliation)
  - sensitivities
- Exclusive Mineral Resource
- Inferred Mineral Resource in annual Mineral Reserve design*
- Mineral Reserve modifying factors
- Grade tonnage information on the Mineral Resource (gold unless otherwise stated)
- Details of appointed Competent Persons

The Integrated Report *<IR>* provides sections as follows: Integrated stakeholder engagement, Regional performance summary, Climate change disclosure and Exploration and planning for the future. The Operational profiles *<OP>* on the reporting website ***reports.anglogoldashanti.com*** provide further detail on the performance summary and comparison with previous periods by operation. Refer to the Annual Financial Statements *<AFS>* on Environmental funding.

The Mineral Resource, as reported, is inclusive of the Mineral Reserve component unless otherwise stated. Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2022 and are net of 2022 production depletion.

The addresses of the professional organisations to which the Competent Persons are affiliated are provided on *page 225*.

Previously AngloGold Ashanti elected to use the term "Ore Reserve" in its reporting. While the term "Mineral Reserve" is used throughout the SAMREC Code, the SAMREC Code recognises that the term "Ore Reserve" is synonymous with the term "Mineral Reserve". The U.S. Securities and Exchange Commission (SEC) also uses the term "Mineral Reserve" in Subpart 1300 of Regulation S-K (Regulation S-K 1300). AngloGold Ashanti has therefore elected to use the term "Mineral Reserve" going forward to align itself with the terminology used in both the SAMREC Code and Regulation S-K 1300.

The following should be noted in respect of the *<R&R>* report

- All figures are expressed on an attributable basis unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- Locations on maps are indicative
- Group and Company are used interchangeably
- Mine and operation are used interchangeably
- Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations
- To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold and silver to two decimals and content for copper, sulphur and molybdenum with no decimals
- For terminology used in this report, please refer to the *Glossary of terms* on *page 220*
- tonne: Metric tonnes (t) are used throughout this report and all ounces are Troy ounces
- Moz: Refers to million ounces
- Mt: Refers to million tonnes
- Mlb: Refers to million pounds

** Inferred Mineral Resource cannot be converted to Mineral Reserve and is thus not stated as part of the Mineral Reserve in compliance with the SAMREC Code. Inferred Mineral Resource may however have an influence on the Mineral Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or underground design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. A separate schedule is run for the Mineral Reserve with any included Inferred Mineral Resource set to waste or excluded to test if it is cash positive. This indicates that the Mineral Reserve is able to stand on its own and is therefore not at risk due to the Inferred Mineral Resource in the optimisation process.*

Our philosophy is that within the first two years of the business plan production is based on the maximum extent possible on Mineral Reserve, within the following three years of the business plan an allowance is made for an increasing amount of Inferred Mineral Resource and lower confidence material to be included in the production profile. Exploration drilling to upgrade the confidence of the Inferred Mineral Resource is included in the business plan at the appropriate time and well before mining is planned.

Our sustainability strategy

Our sustainability strategy provides a detailed overview of our sustainability performance from operations as well as Protecting and developing people and communities, Climate action and reliance, Environmental stewardship and Pursuing business sustainability <SR>. In estimating our Mineral Resource and Mineral Reserve our sustainability strategy is incorporated into our planning processes. This ensures the linkage between the sustainability strategy and the Mineral Reserve.

We aim to be responsible stewards of the environments in which we operate by:

- Mitigating impacts from operations
- Engaging constructively with communities
- Working to fairly share benefits of mining among stakeholders

Good governance is foundational to our overall sustainability strategy

GOVERNANCE

Starts with active Board oversight and engagement, supported by world-class policies and standards, transparent reporting and assurance of key performance indicators. Our efforts are guided by an assessment of our material sustainability issues that determines our key areas of focus:

Protecting and developing people and communities

Ensuring the safety and well-being of employees and those in our wider mine communities is our main priority.

Environmental stewardship

We are committed to avoiding, minimising and mitigating the impact of our activities on the environment and to proactively managing risks to air, land, biodiversity and water resources during the mining life cycle.

Pursuing business sustainability

Our sustainability strategy is an integral part our business strategy, which aims to create sustained value over the period of our mining operations and beyond.

Climate action and resilience

We are taking a leadership role in reducing our carbon emissions and pursuing our roadmap to net zero. At the same time we are working to address and mitigate the risks that we and our communities face because of climate change.

Corporate governance

AngloGold Ashanti reports its Mineral Resource and Mineral Reserve in accordance with the minimum standards prescribed by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition (SAMREC Code) and Section 12.13 of the JSE Listings Requirements (as updated from time to time).

We achieve this by ensuring the principles of integrity, transparency and materiality are central to the compilation of this report and through using the reporting criteria and definitions as detailed in the SAMREC Code. Refer to *Definitions* in this report on *page 218* for further details regarding the relationship between Exploration Results, Mineral Resource and Mineral Reserve, the Table 1 and reporting on an 'if not, why not basis' in the SAMREC Code. The changes to AngloGold Ashanti's Mineral Resource and Mineral Reserve were reviewed and it was concluded that detailed reporting as defined in Table 1 of the SAMREC Code for significant operations or projects will be provided for Geita and for the first-time Mineral Resource declaration for North Bullfrog. For the remaining assets the Company will continue to provide the high-level of detail it has in previous years to comply with the transparency requirements of the SAMREC Code.

AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team (RRLT) that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve governance framework, and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes.

The Audit and Risk Committee as well as the Investment Committee of the Company's Board of Directors (Board), review the Mineral Resource and Mineral Reserve and make a recommendation to the Board, which provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2022, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:

Mineral Resource and Mineral Reserve at		Mineral Resource at
Geita	Cerro Vanguardia	North Bullfrog Project

External reviews of the Mineral Resource and Mineral Reserve were conducted by SRK Consulting for Geita, by WSP Golder for Cerro Vanguardia and by SLR International Corporation for North Bullfrog. Certificates of sign-off were received for all operations and projects audited to state that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with the SAMREC Code.

In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web-based group reporting database called the Resource and Reserve Reporting System (RCubed) for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including the SEC reporting requirements under Regulation S-K 1300, and the JSE reporting requirements under the SAMREC Code. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Competent Persons at the operations to the Company's RRLT.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the Group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

If technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti's "Speak-up" programme can also be used if the technical experts deem they may be compromised in the process.

Competent Persons

The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code. All Competent Persons are employed by AngloGold Ashanti, except for Kibali (the Competent Person is employed by Barrick) and Gramalote (the Mineral Resource Competent Person is employed by B2Gold). The Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration, and relevant to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person. All the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed within this document. The Competent Persons' consent to the inclusion of Exploration Results, Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears.

Accordingly, the Chairperson of the RRLT, Mrs TM Flitton, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mrs TM Flitton has 21 years' experience in mining with 10 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 112 Oxford Road, Houghton Estate, Johannesburg, 2198, South Africa.

Year in review

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Mineral Reserve. This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

Price assumptions

The Mineral Resource and Mineral Reserve are based on the use of economic assumptions which provide a basis for establishing the reasonable prospects of economic extraction for the Mineral Resource, and for establishing the expected price for the Mineral Reserve. These economic assumptions, which include long-range commodity price, exchange rate forecasts, and management estimates using a range of techniques including historic price averages, are prepared in-house and reviewed annually. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into its strategy of including a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.

The Mineral Resource sensitivities shown in the detail of this report use a base of $1,750/oz and a range of +/-$200/oz, unless otherwise stated. The Mineral Reserve sensitivities shown in the detail of this report use a base of $1,400/oz and a range of +/-$100/oz, unless otherwise stated.

Gold price

The following gold prices were used as the basis for estimation, unless otherwise stated:

		Local prices of gold			
	Gold price	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz	BRL/oz	ARS/oz	COP/oz
Mineral Reserve					
2022	**1,400**	**1,919**	**7,830**	**208,000**	**4,261,380**
2021	1,200	1,633	6,182	134,452	3,849,000
Mineral Resource					
2022	**1,750**	**2,416**	**9,401**	**253,500**	**6,076,725**
2021	1,500	2,072	7,940	173,065	5,336,250

Copper price

The following copper prices were used as the basis for estimation, unless otherwise stated:

		Local prices of copper
	Copper price	Colombia
	$/lb	COP/lb
Mineral Reserve		
2022	**2.90**	**9,302**
2021	2.90	9,302
Mineral Resource		
2022	**3.50**	**12,451**
2021	3.50	12,451

GOLD

131.4Moz Inclusive Mineral Resource

30.4Moz Mineral Reserve

COPPER

9,384Mlb Inclusive Mineral Resource

3,250Mlb Mineral Reserve

Year in review continued

Mineral Resource

Gold

The AngloGold Ashanti gold Mineral Resource increased from 123.2Moz as at 31 December 2021 to 131.4Moz as at 31 December 2022. This annual net increase of 8.2Moz includes 5.1Moz in relation to the first-time reporting of the Mineral Resource for North Bullfrog and Mother Lode (after the acquisition of Corvus Gold in January 2022) as well as Sterling including the Crown Block (after the acquisition of Coeur Sterling in November 2022). Increases due to changes in economic assumptions of 2.7Moz and exploration and modelling changes of 7.1Moz, were partially offset by depletion of 3.2Moz and other factors of 3.5Moz. The Mineral Resource was estimated using a gold price of $1,750/oz, unless otherwise stated (2021: $1,500/oz).

Year-on-year changes

		Moz
Mineral Resource as at 31 December 2021		**123.2**
Acquisitions	North Bullfrog	2.5
	Sterling	0.9
	Mother Lode	1.7
	Sub-total	**128.3**
Depletions		(3.2)
	Sub-total	**125.1**
Additions	**Due to:**	
Siguiri	Exploration success, minor model changes and the increase in the Mineral Resource price.	3.2
Geita	Exploration success and changes in methodology due to revised estimation parameters, and refined ore wireframes as well as an increase in the Mineral Resource price and decrease in costs.	2.3
Sunrise Dam	An increase in Mineral Resource price resulting in the newly optimised Cleo cutback, exploration drilling activities and model methodology changes.	1.1
Silicon	Exploration success and a change in the Mineral Resource price.	0.8
AGA Mineração	Exploration at Córrego do Sítio (CdS), Cuiabá and Lamego together with an increase in the Mineral Resource price.	0.8
Iduapriem	Exploration from Blocks 7 and 8, and Block 3W and an increase in the Mineral Resource price.	0.7
Other	Additions less than 0.5Moz.	0.9
	Sub-total	**134.9**
Reductions	**Due to:**	
Obuasi	An increase in cost which resulted in higher cut-off grades as well as the sterilisation of stopes in the depletion process.	(2.1)
North Bullfrog (excluding Acquisition)	Updating methodology changes after the acquisition including prices, costs and updating modifying factors such as process recoveries.	(1.0)
Other	Reductions less than 0.5Moz.	(0.4)
Mineral Resource as at 31 December 2022		**131.4**

Copper

The AngloGold Ashanti copper Mineral Resource remained unchanged at 4.26Mt (9,384Mlb) as at 31 December 2022. The Mineral Resource was estimated using a copper price of $3.50/lb, unless otherwise stated (2021: $3.50/lb).

Year-on-year changes

		Mt	Mlb
Mineral Resource as at 31 December 2021		**4.26**	**9,384**
No changes	**Due to:**		
Quebradona	The optimisation of the Feasibility Study (FS) is still ongoing and no additional exploration has been completed.	–	–
Mineral Resource as at 31 December 2022		**4.26**	**9,384**

Year in review continued

AngloGold Ashanti
Gold Mineral Resource (Moz)


Ounces (millions)
140
135
130
125
120
115
110
105
100
123.2
(3.2)
6.9
0.2
8.2
(5.5)
(0.2)
(2.1)
(1.3)
5.2
131.4
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

AngloGold Ashanti
Copper Mineral Resource (Mlb)


Pounds (millions)
9,500
9,400
9,300
9,200
9,384
0
0
0
0
0
0
0
0
0
9,384
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022


The year-on-year net increase in the gold Mineral Resource was 8.2Moz.

Geologist logging core at Sunrise Dam

Year in review continued

Mineral Reserve

Gold

The AngloGold Ashanti gold Mineral Reserve increased from 29.8Moz as at 31 December 2021 to 30.4Moz as at 31 December 2022. This annual net increase of 0.6Moz includes additions due to exploration and modelling changes of 2.8Moz, and changes in economic assumptions of 1.0Moz. This increase was partially offset by depletion of 2.9Moz and reductions due to other factors of 0.3Moz. The Mineral Reserve was estimated using a gold price of $1,400/oz, unless otherwise stated (2021: $1,200/oz).

Year-on-year changes

		Moz
Mineral Reserve as at 31 December 2021		**29.8**
Depletions		(2.9)
	Sub-total	**26.9**
Additions	**Due to:**	
Geita	Ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and the first-time reporting of the Geita Hill underground Mineral Reserve, as well as an increase in the Mineral Reserve price and reduced cost.	1.5
Siguiri	The first-time reporting of Sorofe, Sanutinti, Kalamagna Mineral Reserve, exploration infill drilling updates and the increase in the Mineral Reserve price combined with the selection of a higher revenue factor shell at Kami and Foulata.	1.0
Kibali	The conversion of the 11000 lode in the Karagba, Chauffeur and Durba (KCD) underground and growth in the Ikamva and Oere pits due to exploration successes together with an increase in the Mineral Reserve price.	0.6
AGA Mineração	Exploration and methodology changes together with an increase in the Mineral Reserve price.	0.3
Other	Additions less than 0.3Moz.	0.6
	Sub-total	**30.9**
Reductions	**Due to:**	
Obuasi	Exploration as a result of infill drilling and an increase in mining cost and sustaining capital.	(0.3)
Other	Reductions less than 0.3Moz.	(0.2)
Mineral Reserve as at 31 December 2022		**30.4**

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) as at 31 December 2022. The Mineral Reserve was estimated using a copper price of $2.90/lb, unless otherwise stated (2021: $2.90/lb).

Year-on-year changes

		Mt	Mlb
Mineral Reserve as at 31 December 2021		**1.47**	**3,250**
No changes	**Due to:**		
Quebradona	The optimisation of the FS is still ongoing and no additional exploration has been completed.	–	–
Mineral Reserve as at 31 December 2022		**1.47**	**3,250**

By-products

Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.29Mt of sulphur from Brazil, 21.9Moz of silver from Argentina and 28.1Moz of silver from Colombia. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future.

Year in review continued

AngloGold Ashanti
Gold Mineral Reserve (Moz)


Ounces (millions)
36
34
32
30
28
26
24
22
29.83
(2.91)
2.30
0.49
2.81
(1.78)
0.00
(0.05)
(0.07)
(0.23)
0.00
30.41
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

AngloGold Ashanti
Copper Mineral Reserve (Mlb)


Pounds (millions)
3,300
3,250
3,200
3,150
3,100
3,050
3,000
3,250
0
0
0
0
0
0
0
0
0
0
3,250
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022


The year-on-year net increase in the gold Mineral Reserve was 0.6Moz.

Inspecting the roof support at the Cuiabá declines

Group overview

Mineral Resource by country inclusive of Mineral Reserve: gold

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Democratic Republic of the Congo	Measured	19.62	3.70	72.65	2.34
	Indicated	49.75	2.98	148.27	4.77
	Inferred	13.16	2.61	34.43	1.11
	Total	**82.53**	**3.09**	**255.34**	**8.21**
Ghana	Measured	13.43	4.97	66.76	2.15
	Indicated	152.37	3.33	506.84	16.30
	Inferred	73.25	5.27	385.68	12.40
	Total	**239.05**	**4.01**	**959.28**	**30.84**
Guinea	Measured	15.20	0.65	9.95	0.32
	Indicated	187.34	0.99	185.14	5.95
	Inferred	79.10	1.16	92.13	2.96
	Total	**281.64**	**1.02**	**287.22**	**9.23**
Tanzania	Measured	8.42	3.37	28.37	0.91
	Indicated	80.71	2.29	184.72	5.94
	Inferred	36.21	2.64	95.71	3.08
	Total	**125.33**	**2.46**	**308.80**	**9.93**
Argentina	Measured	6.76	2.92	19.72	0.63
	Indicated	25.50	2.15	54.82	1.76
	Inferred	5.22	2.45	12.78	0.41
	Total	**37.48**	**2.33**	**87.32**	**2.81**
Brazil	Measured	17.33	4.81	83.38	2.68
	Indicated	38.24	3.70	141.44	4.55
	Inferred	56.85	3.68	209.24	6.73
	Total	**112.42**	**3.86**	**434.06**	**13.96**
Australia	Measured	60.86	1.47	89.73	2.88
	Indicated	52.72	1.85	97.47	3.13
	Inferred	55.43	2.25	124.88	4.01
	Total	**169.02**	**1.85**	**312.08**	**10.03**
Colombia	Measured	86.74	0.50	43.79	1.41
	Indicated	1,150.18	0.78	892.56	28.70
	Inferred	558.94	0.44	244.17	7.85
	Total	**1,795.87**	**0.66**	**1,180.51**	**37.95**
United States of America	Measured	53.04	0.42	22.04	0.71
	Indicated	240.01	0.70	169.09	5.44
	Inferred	123.65	0.57	70.13	2.25
	Total	**416.69**	**0.63**	**261.25**	**8.40**
AngloGold Ashanti	Measured	281.39	1.55	436.37	14.03
	Indicated	1,976.82	1.20	2,380.35	76.53
	Inferred	1,001.82	1.27	1,269.15	40.80
	Total	**3,260.03**	**1.25**	**4,085.87**	**131.36**

Group overview continued

Mineral Resource by country exclusive of Mineral Reserve: gold

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Democratic Republic of the Congo	Measured	7.22	3.18	22.97	0.74
	Indicated	22.15	2.64	58.44	1.88
	Inferred	13.16	2.61	34.43	1.11
	Total	**42.54**	**2.72**	**115.84**	**3.72**
Ghana	Measured	2.12	7.89	16.72	0.54
	Indicated	82.17	2.94	241.81	7.77
	Inferred	73.25	5.27	385.68	12.40
	Total	**157.53**	**4.09**	**644.21**	**20.71**
Guinea	Measured	–	–	–	–
	Indicated	114.79	1.02	117.24	3.77
	Inferred	79.10	1.16	92.13	2.96
	Total	**193.90**	**1.08**	**209.37**	**6.73**
Tanzania	Measured	1.80	4.15	7.50	0.24
	Indicated	40.32	2.03	81.96	2.63
	Inferred	36.21	2.64	95.71	3.08
	Total	**78.33**	**2.36**	**185.16**	**5.95**
Argentina	Measured	4.82	2.88	13.89	0.45
	Indicated	17.49	2.23	39.09	1.26
	Inferred	5.00	2.35	11.74	0.38
	Total	**27.31**	**2.37**	**64.72**	**2.08**
Brazil	Measured	12.06	4.73	57.05	1.83
	Indicated	23.92	3.17	75.76	2.44
	Inferred	56.85	3.68	209.24	6.73
	Total	**92.82**	**3.68**	**342.05**	**11.00**
Australia	Measured	38.85	1.44	55.96	1.80
	Indicated	30.58	1.58	48.40	1.56
	Inferred	55.36	2.25	124.79	4.01
	Total	**124.79**	**1.84**	**229.15**	**7.37**
Colombia	Measured	45.15	0.37	16.93	0.54
	Indicated	1,009.96	0.78	789.44	25.38
	Inferred	558.94	0.44	244.17	7.85
	Total	**1,614.05**	**0.65**	**1,050.53**	**33.78**
United States of America	Measured	53.04	0.42	22.04	0.71
	Indicated	240.01	0.70	169.09	5.44
	Inferred	123.65	0.57	70.13	2.25
	Total	**416.69**	**0.63**	**261.25**	**8.40**
AngloGold Ashanti	Measured	165.06	1.29	213.05	6.85
	Indicated	1,581.38	1.03	1,621.21	52.12
	Inferred	1,001.52	1.27	1,268.02	40.77
	Total	**2,747.97**	**1.13**	**3,102.27**	**99.74**

Group overview continued

Mineral Reserve by country: gold

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Democratic Republic of the Congo	Proved	14.49	3.47	50.33	1.62
	Probable	29.17	3.15	91.86	2.95
	Total	**43.67**	**3.26**	**142.19**	**4.57**
Ghana	Proved	11.31	4.42	50.03	1.61
	Probable	70.08	3.78	264.67	8.51
	Total	**81.39**	**3.87**	**314.70**	**10.12**
Guinea	Proved	15.20	0.65	9.95	0.32
	Probable	75.68	0.83	62.72	2.02
	Total	**90.88**	**0.80**	**72.67**	**2.34**
Tanzania	Proved	9.54	1.02	9.70	0.31
	Probable	38.95	2.60	101.19	3.25
	Total	**48.49**	**2.29**	**110.89**	**3.57**
Argentina	Proved	2.22	3.20	7.11	0.23
	Probable	9.16	1.75	16.00	0.51
	Total	**11.38**	**2.03**	**23.11**	**0.74**
Brazil	Proved	5.93	3.46	20.54	0.66
	Probable	14.48	3.44	49.88	1.60
	Total	**20.41**	**3.45**	**70.41**	**2.26**
Australia	Proved	21.96	1.54	33.88	1.09
	Probable	22.30	2.15	47.88	1.54
	Total	**44.26**	**1.85**	**81.76**	**2.63**
Colombia	Proved	–	–	–	–
	Probable	181.81	0.71	129.98	4.18
	Total	**181.81**	**0.71**	**129.98**	**4.18**
AngloGold Ashanti	Proved	80.66	2.25	181.53	5.84
	Probable	441.64	1.73	764.18	24.57
	Total	**522.29**	**1.81**	**945.71**	**30.41**



Sunset over the drill rig at Silicon

Group overview continued

Mineral Resource by country inclusive of Mineral Reserve: copper

		Tonnes	Grade	Contained copper	
as at 31 December 2022	Category	million	%Cu	tonnes million	pounds million
Colombia	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**
AngloGold Ashanti	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**

Mineral Resource by country exclusive of Mineral Reserve: copper

		Tonnes	Grade	Contained copper	
as at 31 December 2022	Category	million	%Cu	tonnes million	pounds million
Colombia	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**
AngloGold Ashanti	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**

Mineral Reserve by country: copper

		Tonnes	Grade	Contained copper	
as at 31 December 2022	Category	million	%Cu	tonnes million	pounds million
Colombia	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**
AngloGold Ashanti	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**

"The information in this report relating to Exploration Results, Mineral Resource and Mineral Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC Code."

Group overview continued

Reconciliation of gold Mineral Resource (gold content Moz)

as at 31 December 2022	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Other
Africa									
Kibali	7.83	(0.41)	0.45	–	0.47	(0.05)	(0.11)	0.02	–
Iduapriem	5.88	(0.27)	0.31	(0.07)	0.47	–	–	–	0.02
Obuasi	26.80	(0.23)	(0.07)	0.31	2.34	(3.59)	–	–	(1.06)
Siguiri	6.38	(0.33)	1.34	0.22	1.66	(0.05)	–	–	–
Geita	8.23	(0.61)	0.48	0.97	0.38	0.37	–	0.05	0.06
Total	**55.13**	**(1.85)**	**2.52**	**1.43**	**5.33**	**(3.33)**	**(0.11)**	**0.07**	**(0.97)**
Americas									
Cerro Vanguardia	2.88	(0.17)	0.09	(0.02)	0.17	(0.14)	–	–	–
AGA Mineração	9.89	(0.39)	0.99	(0.11)	0.79	(0.47)	(0.01)	(0.07)	(0.30)
Serra Grande	3.82	(0.11)	0.28	0.18	0.14	(0.67)	–	–	–
Total	**16.59**	**(0.67)**	**1.36**	**0.05**	**1.10**	**(1.28)**	**(0.01)**	**(0.07)**	**(0.30)**
Australia									
Sunrise Dam	4.58	(0.34)	0.20	0.19	0.90	(0.23)	–	–	–
Butcher Well	0.33	–	–	0.00	0.03	(0.01)	–	–	–
Tropicana	4.86	(0.38)	0.23	(0.28)	0.57	(0.53)	–	(0.10)	–
Total	**9.77**	**(0.72)**	**0.43**	**(0.09)**	**1.50**	**(0.76)**	**–**	**(0.10)**	**–**

Group overview continued

Acquisition/ disposal	Current year	Net diff	%	Comments
–	8.21	0.38	5	The increase was driven by exploration and an increase in the Mineral Resource price, with gains seen from the open pits, specifically Ikamva, Oere and Gorumbwa as well as from continued definition of the 11000 lode in the KCD underground. A first-time underground Inferred Mineral Resource at Gorumbwa is also reported.
–	6.34	0.46	8	The increase in the Mineral Resource was primarily as a result of exploration in Blocks 7 and 8, and Block 3W and an increase in the Mineral Resource price offset partially by depletion and minor methodology changes.
–	24.50	(2.30)	(9)	The decrease in Mineral Resource was mainly due to depletion and an increase in costs which resulted in higher cut-off grades as well as the sterilisation of stopes in the depletion process. The decrease was partially offset by model changes primarily from ongoing operational drilling activities and the increase in Mineral Resource price.
–	9.23	2.85	45	Increases in the overall Mineral Resource was due to exploration success at Sintroko, Sokunu, Saraya, Kozan South, Kozan North, Kalamagna and Kounkoun, together with minor model changes and the increase in the Mineral Resource price has had a major impact on the Mineral Resource shells at all deposits.
–	9.93	1.70	21	The increase was largely as a result of exploration success due to accelerated drilling activities, and changes in methodology due to revised estimation parameters and refined ore wireframes. The increase in the Mineral Resource price and favourable cost reductions in open pit haulage, general and administrative costs and new underground contract rates led to lower cut-off grades which were partially offset by depletion.
–	**58.21**	**3.09**	**6**	
–	2.81	(0.07)	(3)	The decrease was largely due to depletion and an increase in mining costs resulting in an increased cut-off grade. This was partially offset by an increase in Mineral Resource price and exploration additions.
–	10.31	0.43	4	The increase due to exploration was derived mainly from additions at the Laranjeiras and Rosalino orebodies at CdS and the deeper levels of Fonte Grande Sul and Serrotinho orebodies at Cuiabá, with some additions from Carruagem and Queimada orebodies at Lamego. The increase due to methodology related to grade control drilling at Cuiabá was offset by reductions due to changes in the geological modelling interpretation and estimative parameters at Lamego and CdS. Gains arising from the increase in the Mineral Resource price were partially offset by the increase in costs.
–	3.64	(0.17)	(5)	The decrease in Mineral Resource was mainly due to cost increases and depletion which was partially offset by exploration additions and methodology change, together with an increase in Mineral Resource price.
–	**16.76**	**0.18**	**1**	
–	5.31	0.73	16	Additions due to an increase in the Mineral Resource price resulted in a newly optimised Cleo cutback. Modest additions are recorded due to exploration drilling activities and model methodology changes which were offset by an increase in costs.
–	0.34	0.02	5	The current Mineral Resource estimate is slightly higher than the previous estimate mainly as a result of an increase in the Mineral Resource price.
–	4.38	(0.48)	(10)	The decrease in Mineral Resource resulted from of a combination of depletion and cost increases, offset partially by increases in exploration success at Boston Shaker and the Mineral Resource price increase.
–	**10.03**	**0.27**	**3**	

Group overview continued

Reconciliation of gold Mineral Resource (gold content Moz) continued

as at 31 December 2022	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Other
Projects									
Gramalote	3.01	–	(0.14)	(0.23)	–	(0.04)	–	–	–
La Colosa	28.33	–	–	–	–	–	–	–	–
Quebradona	7.02	–	–	–	–	–	–	–	–
North Bullfrog	–	–	–	(0.98)	–	–	–	–	–
Silicon	3.37	–	2.71	–	0.29	(0.09)	(0.10)	(1.98)	–
Mother Lode	–	–	–	–	–	–	–	–	–
Sterling	–	–	–	–	–	–	–	–	–
Total	**41.74**	**–**	**2.58**	**(1.21)**	**0.29**	**(0.13)**	**(0.10)**	**(1.98)**	**–**
Grand total	**123.22**	**(3.24)**	**6.89**	**0.18**	**8.21**	**(5.50)**	**(0.21)**	**(2.07)**	**(1.28)**

Reconciliation of copper Mineral Resource (copper content Mlb)

as at 31 December 2022	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Other
Projects									
Quebradona	9,384	–	–	–	–	–	–	–	–
Total	**9,384**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Grand total	**9,384**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**

Reconciliation of copper Mineral Reserve (copper content Mlb)

as at 31 December 2022	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Operational
Projects									
Quebradona	3,250	–	–	–	–	–	–	–	–
Total	**3,250**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Grand total	**3,250**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**

Group overview continued

Acquisition/ disposal	Current year	Net diff	%	Comments
–	2.61	(0.41)	(14)	The decrease was mainly due to exploration and model changes related to new data and model parameter changes.
–	28.33	–	–	No changes compared to 2021.
–	7.02	–	–	No changes compared to 2021. The optimisation of the FS is still ongoing and no additional exploration has been completed.
2.52	1.54	1.54	100	First-time Mineral Resource declared after the acquisition of Corvus Gold in January 2022, offset by methodology changes after the acquisition including prices, costs and modifying factors such as process recoveries.
–	4.22	0.84	25	The increase in the Mineral Resource was primarily due to exploration success and a change in the Mineral Resource price offset by changes in the recovery factor and pit wall slope angles.
1.73	1.73	1.73	100	First-time Mineral Resource declared after the acquisition of Corvus Gold in January 2022.
0.91	0.91	0.91	100	First-time Mineral Resource declared after the acquisition of Coeur Sterling in November 2022.
5.16	**46.35**	**4.62**	**11**	
5.16	**131.36**	**8.15**	**7**	

Acquisition/ disposal	Current year	Net diff	%	Comments
–	9,384	–	–	No changes compared to 2021. The optimisation of the FS is still ongoing and no additional exploration has been completed.
–	**9,384**	**–**	**–**	
–	**9,384**	**–**	**–**	

Other	Acquisition/ disposal	Current year	Net diff	%	Comments
–	–	3,250	–	–	No changes compared to 2021. The optimisation of the FS is still ongoing and no additional exploration has been completed.
–	**–**	**3,250**	**–**	**–**	
–	**–**	**3,250**	**–**	**–**	

Group overview continued

Reconciliation of gold Mineral Reserve (gold content Moz)

as at 31 December 2022	Previous year	Depletion	Exploration	Methodology	Price	Cost	Geotechnical	Metallurgical	Operational
Africa									
Kibali	4.33	(0.40)	0.53	–	0.15	(0.04)	–	–	0.03
Iduapriem	2.60	(0.27)	–	0.03	0.04	–	0.01	–	(0.01)
Obuasi	8.26	(0.23)	(0.77)	0.54	1.60	(1.71)	–	–	–
Siguiri	1.64	(0.26)	0.73	0.22	0.27	(0.05)	–	–	0.06
Geita	2.65	(0.55)	0.87	–	0.40	0.25	–	0.00	(0.06)
Total	**19.48**	**(1.71)**	**1.35**	**0.79**	**2.45**	**(1.55)**	**0.01**	**0.00**	**0.02**
Americas									
Cerro Vanguardia	0.82	(0.16)	0.05	0.04	0.04	(0.02)	(0.02)	–	–
AGA Mineração	1.69	(0.31)	0.26	0.04	0.17	(0.11)	0.04	(0.05)	0.03
Serra Grande	0.55	(0.11)	0.13	(0.03)	0.00	0.00	0.00	–	(0.02)
Total	**3.06**	**(0.57)**	**0.45**	**0.05**	**0.22**	**(0.13)**	**0.02**	**(0.05)**	**0.01**
Australia									
Sunrise Dam	1.31	(0.32)	0.38	(0.21)	0.01	–	–	–	0.00
Tropicana	1.67	(0.31)	0.12	0.01	0.14	(0.10)	(0.03)	0.00	(0.10)
Total	**2.97**	**(0.62)**	**0.50**	**(0.20)**	**0.15**	**(0.10)**	**(0.03)**	**0.00**	**(0.10)**
Projects									
Gramalote	1.72	–	–	(0.14)	–	–	–	–	–
Quebradona	2.60	–	–	–	–	–	–	–	–
Total	**4.32**	**–**	**–**	**(0.14)**	**–**	**–**	**–**	**–**	**–**
Grand total	**29.83**	**(2.91)**	**2.30**	**0.49**	**2.81**	**(1.78)**	**0.00**	**(0.05)**	**(0.07)**

Group overview continued

Other	Acquisition/ disposal	Current year	Net diff	%	Comments
(0.03)	–	4.57	0.24	6	The increase in Mineral Reserve was primarily a result of the conversion of the 11000 lode in the KCD underground, and growth in the Ikamva and Oere pits due to exploration successes. The Mineral Reserve price used for pit optimisation increased (from $1,200/oz to $1,300/oz) which also contributed to the increase seen.
0.03	–	2.42	(0.18)	(7)	The net decrease in the Mineral Reserve was primarily due to depletion, offset partially by an increase in the Mineral Reserve price and methodology changes.
–	–	7.70	(0.57)	(7)	The decrease was primarily associated with depletion, exploration as a result of infill drilling, and an increase in mining costs and sustaining capital. This was offset by changes in the methodology with revisions to estimation parameters, interpretations, classification and density as well as an increase in the Mineral Reserve price.
(0.27)	–	2.34	0.70	42	The increase was primarily due to the first-time reporting of Sorofe, Sanutinti, Kalamagna Mineral Reserve, exploration infill drilling updates at Kami, Bidini and Saraya, an increase in the Mineral Reserve price combined with the selection of a higher revenue factor shell at Kami and Foulata. This was partially offset by operational constraints and an increase in mining costs.
0.02	–	3.57	0.92	35	The increase was mainly due to ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and the first-time reporting of the Geita Hill underground. An increase in the Mineral Reserve price and reduced costs were partially offset by depletion and operational changes.
(0.25)	**–**	**20.59**	**1.11**	**6**	
–	–	0.74	(0.07)	(9)	The net decrease was mainly due to depletion and minor cost changes, offset partially by revisions to methodology, exploration changes and an increase in the Mineral Reserve price.
(0.06)	–	1.71	0.02	1	The increase in the Mineral Reserve was due to successful exploration drilling and model gains mainly at Rosalino and Laranjeiras orebodies at CdS, and the Carruagem orebody at Lamego,and an increase in the Mineral Reserve price. This was partially offset by depletion and an increase in cost.
0.02	–	0.55	–	–	The decrease due to depletion, cost changes and some revisions to methodology was offset by exploration increases.
(0.04)	**–**	**3.01**	**(0.05)**	**(2)**	
(0.01)	–	1.16	(0.15)	(11)	The decrease in the Mineral Reserve was due to revised methodology for underground stope optimisation, an elevated cut-off grade as determined by a full asset potential study and a marked increase in unit costs.
0.07	–	1.47	(0.20)	(12)	The decrease due to cost and operational changes was partially offset by increases due to exploration and the increase in the Mineral Reserve price.
0.06	**–**	**2.63**	**(0.34)**	**(12)**	
–	–	1.58	(0.14)	(8)	The Mineral Resource was updated with changes in the estimation methodology which resulted in a decrease in the Mineral Reserve.
–	–	2.60	–	–	No changes compared to 2021. The optimisation of the FS is still ongoing and no additional exploration has been completed.
–	**–**	**4.18**	**(0.14)**	**(3)**	
(0.23)	**–**	**30.41**	**0.57**	**2**	



Legend:

1. **Guinea,** Siguiri (85%)
2. **Ghana,** Iduapriem / Obuasi
3. **DRC,** Kibali (45%) [1]
4. **Tanzania,** Geita

[1] Kibali is operated by Barrick


Operation
0
2,000km
Guinea
1
2
Ghana
3
DRC
4
Tanzania
Johannesburg

Regional overview
Africa

Contribution to regional production


%
21
15
15
17
32
Kibali
Iduapriem
Obuasi
Siguiri
Geita

60%

Contribution to Group production

Regional overview continued
Africa

Key statistics

Operational performance	Units	2022	2021	2020
Tonnes treated/milled	Mt	**25.1**	24.7	24.0
Recovered grade	oz/t	**0.059**	0.052	0.058
	g/t	**2.01**	1.79	1.99
Gold production	000oz	**1,635**	1,419	1,603
Total cash costs	$/oz	**962**	904	793
All-in sustaining costs [(1)]	$/oz	**1,227**	1,161	958
Capital expenditure [(2)]	$m	**576**	506	435

[(1)] World Gold Council Standard

[(2)] Includes joint venture

Contribution to Group Mineral Resource


58.2
73.2
Moz
Africa
Rest of AngloGold Ashanti

Contribution to Group Mineral Reserve


9.8
20.6
Moz
Africa
Rest of AngloGold Ashanti

As at December 2022, the Mineral Resource (inclusive of Mineral Reserve) for the Africa region was 58.2Moz (2021: 55.1Moz) and the Mineral Reserve 20.6Moz (2021: 19.5Moz).

This is equivalent to 44% and 68% of the Group's Mineral Resource and Mineral Reserve respectively. Combined production from these operations totalled 1,635Moz of gold in 2022, or 60% of Group production.

AngloGold Ashanti has five mining operations within the Africa region:

- Kibali in the DRC, a joint venture (JV) with AngloGold Ashanti (45%), Barrick (45%) and the state-owned gold mining company, Société Minère de Kilo-Moto (SOKIMO) (10%)
- Iduapriem in Ghana
- Obuasi in Ghana
- Siguiri in Guinea, co-owned by AngloGold Ashanti (85%) and by the government of Guinea (15%)
- Geita in Tanzania

Mining is from both open pit and underground, with Obuasi being an underground mine, Iduapriem and Siguiri being open pit mines, and Kibali and Geita being a combination of open pit and underground mines.



The processing plant at Iduapriem

Regional overview continued

Africa

Africa Mineral Resource
Per operation (Moz)


2022
2021
30
25
20
15
10
5
0
5.88
6.34
7.83
8.21
6.38
9.23
8.23
9.93
26.80
24.50
Iduapriem
Kibali
Siguiri
Geita
Obuasi

Africa Mineral Reserve
Per operation (Moz)


2022
2021
10
8
6
4
2
0
1.64
2.34
2.60
2.42
2.65
3.57
4.33
4.57
8.26
7.70
Siguiri
Iduapriem
Geita
Kibali
Obuasi

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Africa	Measured	56.67	3.14	177.73	5.71
	Indicated	470.16	2.18	1,024.96	32.95
	Inferred	201.72	3.01	607.95	19.55
	Total	**728.56**	**2.49**	**1,810.64**	**58.21**

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Africa	Measured	11.14	4.23	47.19	1.52
	Indicated	259.42	1.93	499.44	16.06
	Inferred	201.72	3.01	607.95	19.55
	Total	**472.29**	**2.44**	**1,154.58**	**37.12**

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Africa	Proved	50.54	2.37	120.00	3.86
	Probable	213.89	2.43	520.44	16.73
	Total	**264.43**	**2.42**	**640.45**	**20.59**



Loading mined ore into a truck at Geita

Democratic Republic of the Congo

Africa


Legend:
1 Kibali (45%) (1)
(1) Kibali is operated by Barrick
Operation
0 300km
Bunia
Kisangani
DRC
Kinshasa
Lubumbashi

Kibali, one of the largest gold mines in Africa, is situated in the DRC, adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.

The consolidated lease is made up of 10 exploitation permits. The metallurgical plant comprises a twin-circuit sulphide and oxide plant with conventional carbon-in-leach (CIL), including gravity recovery as well as a float and ultra-fine grind circuit.

Barrick operates the mine which comprises both open pit and underground operations.

Attributable production from the DRC was 337koz of gold in 2022, or 21% of the region's production.

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for the DRC was 8.2Moz (2021: 7.8Moz) and the Mineral Reserve was 4.6Moz (2021: 4.3Moz).

Inclusive Mineral Resource


1.1
2.3
Moz
4.8
Measured
Indicated
Inferred

Exclusive Mineral Resource


1.1
0.7
Moz
1.9
Measured
Indicated
Inferred

Mineral Reserve


1.6
Moz
3.0
Proved
Probable

Kibali

Africa

Introduction

Property description

Kibali, a production stage property, is co-owned by AngloGold Ashanti (45%), Barrick (45%) following its merger with Randgold Resources Limited, and SOKIMO (10%), a state-owned gold mining company.

Location

Kibali is located in the northeastern part of the DRC near the international borders with Uganda and South Sudan. The mine is located adjacent to the village of Doko, which is located to the west of the lease area. Kibali is approximately 210km by road from Arua and immediately north of the district capital of Watsa. The operational area falls within the administrative territory of Watsa in Haut-Uélé province.

History

On 15 October 2009, AngloGold Ashanti acquired a 50% indirect interest in Moto Goldmines Limited through a JV with Randgold, with Moto holding a 70% stake in Kibali and the DRC parastatal, SOKIMO holding the remaining 30% stake. On 21 December 2009, Randgold and AngloGold Ashanti increased their JV interest in Kibali to 90%, while SOKIMO retained a 10% holding. On 2 January 2019, Randgold merged with Barrick, and the JV is now with the combined company, trading as Barrick.

The first gold was poured in September 2013 from the open pit operations and development of the underground mine commenced in the same year. First underground ore from development was also mined in 2013 and stoping began in 2015. Initial production was truck hauled via a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system were commissioned.

Legal aspects and tenure

Currently, there are no significant encumbrances to the property. Kibali was granted 10 exploitation permits under the DRC mining code, eight of which are valid until 2029 and two of which are valid until 2030. The Mineral Resource and Mineral Reserve are covered by exploitation permits (11447, 11467, 11468, 11469, 11470, 11471, 11472, 5052, 5073, and 5088) totalling 1,836km^2.

Mining method

The operation comprises both open pit and underground mining. Open pit mining is carried out using conventional drill, blast, load and haul surface mining methods. From 2023 onwards, open pit production will come from the Sessenge, Aerodrome, Pamao, Gorumbwa, Megi-Marakeke-Sayi, Kalimva-Ikamva, Oere, Pakaka, and KCD deposits. Open pit mining is conducted by contractor Kibali Mining Services, a local subsidiary of DTP Terrassement, using either free-dig or conventional drill, blast, load and haul methods.

For the underground operation, longitudinal and transverse longitudinal stoping methods with paste backfill are the nominated mining methods. The Kibali KCD underground mine is designed to extract the KCD deposit directly beneath the KCD open pit. A 50m crown pillar separates the pit bottom from the top of the underground mine. Development of the underground mine commenced in 2013. Stoping commenced in 2015 and ore production has ramped-up to 3.8Mt in 2022. Initial production was truck hauled by a twin decline to surface. In 2017, the haulage shaft (740m deep) and materials handling system was commissioned. From 2018 onwards, underground ore has predominantly been hoisted up the shaft. The decline to surface will continue to be used to haul some of the shallower zones and to supplement shaft haulage.

Operational infrastructure

Infrastructure in the DRC is generally poor as a result of limited investment in maintenance, upgrades and extensions of the road networks established during colonial times. The mine site is located within 160km of the border with Uganda and all transport links take place through Uganda to Kenya or Tanzania. Access by air to Kibali involves a commercial flight to Entebbe in Uganda followed by a charter flight to Doko airport, situated on the mine property. The Doko airstrip was upgraded by Kibali and is equipped with runway lights and precision approach path indicator lights. Surface infrastructure associated with the overall Kibali operation includes a processing plant, tailings storage facility (TSF), camp, airstrip, underground shaft, workshops and offices. Power to the mine is self-generated by a combination of hydroelectric and diesel generators.

Mineral processing

The current processing plant can treat both oxide and fresh sulphide material and uses flotation with ultra-fine grind of the flotation concentrate, a treatment that is required for the sulphide ore type before leaching.

Kibali has a processing operation capable of producing an average of 730kozpa of gold for 10 years treating at least 7.2Mtpa throughput. The ore is blended using both KCD underground ore plus ore sourced from satellite open pits at Kibali.

Risks

There are no known significant risks or uncertainties that will impact the Mineral Resource and Mineral Reserve estimates.

Kibali continued

Africa

Map showing Kibali Gold Mine infrastructure and licences, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


to Doko
Insert: Total mining lease area
0 10 20km
Licences
Mining
Mine infrastructure
Pits
Plant
Stockpiles
TSF
Waste dumps
Undergroung access
Planned infrastructure
Pits
Waste dumps
Settlements
Villages
Villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area
Ikamva
Kalimva
Mofu
Mengu Hill
Mengu
Sayi
Megi
Marakeke
Pamao
Gimbia
Pakaka
Ndala
Aerodrome
Mine village
Kombokolo
Gorumbwa
KCD
Sessenge
KCD portal
and shaft
Memekazi
Mandungu
Plant centroid coordinates
3°6'50"N, 29°35'31"E
0 1 2 3km

Kibali continued

Africa

SW-NE View across the KCD and Sessenge models with the pit and underground mine design, elevation in metres relative (mRL)*


SW
NE
Sessenge Pit
KCD Pit
9000 Lode
3000 Lode
5000 Lode
Haulage Level 5210 RL
Open down-plunge opportunities
11000 Lode
Indicated Mineral Resource stopes
Inferred Mineral Resource stopes
High potential stopes
Actual mine development
Mine development design
250m

**mRL = 5000m above mean sea level (AMSL)*

Geology

Deposit type

Deposits of the Kibali district are located in the Archaean Moto Greenstone Belt bound to the north by the West Nile Gneiss and to the south by plutonic rocks of the Watsa district. The Kibali Greenstone Belt is an elongate west-northwest to east-southeast trending terrane containing Archaean-aged volcano-sedimentary conglomerate, carbonaceous shales, siltstone, banded iron formations (BIF), sub-aerial basalts, mafic intermediate intrusions (dykes and sills) and multiple intrusive phases that range from granodiorite, to gabbroic in composition. Based on textures and types of lithologies present in the stratigraphy, the rocks within the Kibali area are interpreted as having been laid down in an aqueous environment.

The belt comprises three lithostratigraphically distinct blocks:

- The eastern portion of the belt comprises psammopelitic schists, amphibolite, BIF, and gneissic granitoid sills metamorphosed to upper greenschist to mid-amphibolite facies conditions.
- The central and western-most parts of the belt were metamorphosed to mid to upper greenschist facies conditions and comprise weakly foliated basalts, cherts, siliciclastic rocks, dacitic volcanoclastic rocks and carbonaceous argillite.
- A thick package of immature sandstone, sandy siltstone, conglomerate, and acidic tuffs forms much of the western part of the belt, which include the host rocks to KCD deposit. This is the largest deposit discovered within the belt and is commonly referred to as the Kibali or KCD mine.

Radiometric dating indicates these siliciclastic rocks were deposited during a belt-wide basin extension event between ca. 2,626Ma and 2,629Ma. Boundaries between these lithostratigraphic blocks represent important exploration targets. Granitoid plutons, aged ca. 2,460Ma, intrude all rock types.

Mineralisation style

Gold deposits of the Kibali district are classified as Archaean orogenic gold deposits. At Kibali, the gold deposits are largely hosted in siliciclastic rocks, BIF and chert that were deformed, altered and transposed during several events. This occurred at or near greenschist metamorphic conditions. Ore-forming H_2O-CO_2-rich fluids migrated along a linked network of gently northeast-dipping shears and north-northeast plunging fold axes that are commonly referred to as the KZ Trend. The auriferous KZ Trend is a complexly deformed fault system specifically developed along the boundary between the younger sedimentary basin in the west of the belt that juxtaposes the older rocks to the east. Mineralisation occurred during the later stages of subsequent regional deformation which resulted in inversion of the basin and the development of reverse faults and folds. Ongoing deformation during hydrothermal activity resulted in the development of lodes in a variety of related structural settings within the KZ Trend.

Mineralisation characteristics

The location of the individual lodes within the KCD deposit are intimately related to the folding of BIF and metasedimentary lithologies. The fold geometries vary significantly from close to parallel to isoclinal. In many areas of high-grade and extensive mineralisation, transposition structures remain and reflect the degree of both protracted deformation and mineralisation. These plunge northeast and are parallel to the intersection and stretching mineral lineations.

Alteration characteristics associated with the gold mineralisation commonly include halos of quartz, ankerite, and sericite (ACSA-A alteration) that extend for tens to hundreds of metres into the enveloping host rocks. The ACSA-A alteration is closely associated with the folding and shearing, and the sericite foliation which is an integral part of the ACSA-A assemblage formed parallel to their axial planes. Zones of interrelated and auriferous ACSA-B alteration developed from an evolved fluid, along the axes, limbs, and the axial planes of these folds, locally wrapping around

Kibali continued
Africa

the hinges of the folds to form elongate, relics that also plunge north-northeast (20° to 30°). ACSA-B alteration is also commonly focused along the margins of more extensive BIFs, indicating a stratigraphic as well as structural control to the distribution of ore, both within KCD, and the wider KZ Trend. At KCD, a folded carbonaceous shear exists in the core of the deposit located at the contact between BIF, cherts and greywacke units. The 3000 lodes are above this shear and are hosted by locally ferruginous cherts, carbonaceous argillites, and minor greywacke, whereas the 5000 and 9000 lodes below are hosted by siliciclastic rocks and BIF. Fold shapes and wavelength differ between the two blocks reflecting the different rheological responses to deformation, which is reflected in the scale, shape, and continuity of units, lodes, shears and alteration domains, within each block.

This widespread ACSA-A alteration assemblage is superimposed on older greenschist facies metamorphic assemblages and is most commonly associated with increased strain fabrics, quartz infiltration and silicification and sulphidation. Locally, in the vicinity of the main mineralised zones, ACSA-A alteration is overprinted by ankerite-siderite-pyrite alteration (ACSA-B) that hosts the highest-grade mineralisation (ore). Zones of auriferous ACSA-B alteration are commonly developed along the margins of BIF, or contacts between chert, carbonaceous phyllite, and BIF. Mineralised rocks in the Kibali district typically lack significant infill quartz rich veins, unlike many other orogenic gold deposits. Gold is instead associated with pyrite in zones of alteration that replaced the earlier mineralogy of the host rocks, which is typical in deposits in Canada, Australia and South Africa. Local remobilisation and upgrading of ACSA-B related ore occurred adjacent to the margins of some post-ore cross-cutting chlorite, carbonate, pyrite, magnetite-altered diorite dykes.

The regional (inactive) deposits are within the KZ Trend and reflect gold mineralisation assemblages often associated with late chlorite, carbonate, and pyrite assemblage, rather than the ACSA-B assemblage. More specifically, the mineralisation domains in the smaller regional deposits away from the main KCD zone, are generally narrow and contact-related within narrow faults and BIF-chert with variably intense chlorite-quartz-carbonate-pyrrhotitepyrite-ilmenite assemblage or, quartz-carbonate-sericite subordinate chlorite-pyrite (ACSA). Additionally, the subordinate mineralisation zones may include a distinctive buff-coloured variant of ACSA-A and a texturally destructive ACSA-B assemblage ($FeCO_3$-quartz-chloritoid-magnetite-pyrite). However, the orientation of many of the deposits, alteration extent and intensity, and the degree of deformation is significantly different to the main KCD deposit. At Pakaka and Kalimva-Ikamva chlorite, carbonate, pyrrhotite, pyrite-altered shear zones rather than folds are the principal controls of gold distribution.

NW-SE Geological cross-section through the KCD orebody, elevation in metres mRL*


NW
SE
5700m
5500m
5300m
3000 lode
5000 lode
9000 lode
11000 lode
12000 lode
Inferred major fault
Fold axial plan
Mafic dyke
Carbonaceous shale
Chert
BIF
ACSA-A alteration
ACSA-B alteration
100m

*mRL = 5000m AMSL

Kibali continued
Africa

Exploration

During 2022, brownfields exploration activities were focused on KCD to identify new potential opportunities between the 3000 and 11000 lodes, and continuing to define new Inferred Mineral Resource for the 11000 lode, alongside infill refinement to the 3000, 5000 and 9000 lodes.

Drilling activities also included Kalimva, Gorumbwa and Mengu Hill which were drilled to test the down-plunge continuity and potential for further underground opportunities. For Gorumbwa, an underground Inferred Mineral Resource proximal to old voids was successfully defined.

Concurrently, greenfields exploration was focused on a number of early-stage targets, including Makoro and Zambula, to test their potential to extend the current life of mine (LOM).

Projects

At the end of 2022, Kibali delivered 750koz of total gold production, underpinned by robust plant performance with an annual throughput of 7,815kt. For a fifth successive year, Africa's largest gold mine was able to replace its Mineral Reserve above and beyond depletion by mining, while new growth opportunities continue to support its more than 10-year business plan of producing greater than 750kozpa and underline its status as a Tier 1 asset.

Kibali's prolific KCD orebody continues to deliver additional value with recent drilling focused on converting Mineral Resource into Mineral Reserve and exploring the lodes which are still open down-plunge. The robustness of the exploration is reflected in the current Mineral Reserve ounces which are at the same level as they were at FS and when construction started on the project in 2021. In addition, the Mengu Hill, Ikamva and Gorumbwa deep targets are showing potential to become small satellite underground operations.

Kibali is a highly cost-efficient operation with its three world-class hydropower stations supplying much of its energy requirements. They will be supplemented by a new 17MW solar plant which, when completed in 2025, will raise the renewable component of the mine's energy blend from 81% to 93%.

Kibali's green credentials also include its continuing reduction in the use of fresh water from the Kibali River and a reforestation programme which to date has planted more than 10,000 trees. The mine's biodiversity support for the DRC's Garamba National Park is being extended with the re-introduction of rhinos sourced from South Africa. The first 16 are expected in Garamba by the end of the second quarter of 2023 and they will be followed by another 60 over the course of the next three years.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	5 x 10, 10 x 25	✔	✔	–	–	–
Indicated	30 x 40, 40 x 40	✔	✔	–	–	–
Inferred	80 x 80	✔	✔	–	–	–
Grade/ore control	5 x 10, 10 x 25	✔	✔	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Open pit	Measured	6.72	2.29	15.42	0.50
	Indicated	25.71	2.06	52.84	1.70
	Inferred	4.76	2.10	10.00	0.32
	Total	**37.19**	**2.10**	**78.26**	**2.52**
Underground	Measured	12.18	4.63	56.39	1.81
	Indicated	24.04	3.97	95.43	3.07
	Inferred	8.40	2.91	24.43	0.79
	Total	**44.62**	**3.95**	**176.24**	**5.67**
Stockpile	Measured	0.71	1.17	0.84	0.03
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.71**	**1.17**	**0.84**	**0.03**
Kibali	**Total**	**82.53**	**3.09**	**255.34**	**8.21**

A price of $1,700/oz was used by Barrick to estimate the Kibali Mineral Resource.

Kibali continued

Africa

Estimation

Mineral Resource estimation is undertaken by Barrick in-house Competent Persons or by approved external consultants. The results of both diamond drilling (DD) and reverse circulation (RC) drilling are used in the estimation process. 3D mineralised envelopes are established using grade and geology, and these are then statistically verified to confirm their validity for use in grade estimation. Appropriate domaining of homogeneous zones is conducted whereby high-grade central core areas are modelled separately from the lower-grade surrounding halos. Volumes are filled with block model cells and interpolated for density, rock type and grade – the latter using ordinary kriging.

Grade top cuts and restricted searches are applied to drill hole data to prevent the spread of high-grades during the estimation process. Drill hole spacing is used to guide the Mineral Resource classification. The open pit Mineral Resource is quoted within a limiting shell. The underground Mineral Resource is constrained by the application of optimised mineable Mineral Resource shapes, which applies reasonable mineability constraints including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade.

Grade tonnage curves

Kibali
Surface (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Kibali
Underground (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Kibali	Measured	7.22	3.18	22.97	0.74
	Indicated	22.15	2.64	58.44	1.88
	Inferred	13.16	2.61	34.43	1.11
	Total	**42.54**	**2.72**	**115.84**	**3.72**

The exclusive Mineral Resource for the open pits largely comprises Inferred Mineral Resource and tonnages that occur below the Mineral Reserve cut-off grade (due to a gold price difference). The exclusive Mineral Resource is comprised of 74% underground and 26% open pit. Of the underground exclusive Mineral Resource, 72% is classified as Indicated and Measured Mineral Resource and of the open pit exclusive Mineral Resource, 66% is classified as Indicated and Measured Mineral Resource.



Chip samples from exploration RC drilling at Kibali

Kibali continued

Africa

Year-on-year changes in Mineral Resource

Kibali

Total (Moz)


8.4
8.0
7.6
7.2
6.8
Ounces (millions)
7.83
(0.41)
0.45
0.00
0.47
(0.05)
(0.11)
0.02
0.00
0.00
8.21
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/
disposal
2022

Changes were driven both by exploration and an increase in the Mineral Resource gold price from $1,500/oz as at 31 December 2021 to $1,700/oz as at 31 December 2022, with gains seen from the open pits, specifically Ikamva, Oere and Gorumbwa, as well as from continued definition of the 11000 lode in the KCD underground. A first-time underground Inferred Mineral Resource at Gorumbwa was also reported.

Inclusive Mineral Resource sensitivity

Kibali


20
10
0
-10
-20
Percentage change
1,500
1,700
1,900
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Kibali Mineral Resource is sensitive to both an increase and decrease in gold price on an ounce basis for both the open pit and underground. This is due to the geological constraints placed on the high-grade underground mineralisation where lower-grade surrounding margin is not included and only becomes mineable at materially higher gold prices.

Mineral Reserve

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Open pit	Proved	4.70	2.21	10.37	0.33
	Probable	14.87	2.19	32.54	1.05
	Total	**19.57**	**2.19**	**42.91**	**1.38**
Underground	Proved	9.08	4.31	39.12	1.26
	Probable	14.30	4.15	59.32	1.91
	Total	**23.38**	**4.21**	**98.44**	**3.17**
Stockpile	Proved	0.71	1.17	0.84	0.03
	Probable	–	–	–	–
	Total	**0.71**	**1.17**	**0.84**	**0.03**
Kibali	**Total**	**43.67**	**3.26**	**142.19**	**4.57**

A price of $1,300/oz was used by Barrick to estimate the Kibali Mineral Reserve. Pamoa Main pit was based on a gold price of $1,400/oz and Pamoa South pit was based on a gold price of $1,500/oz.

Kibali continued
Africa

Estimation

The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, operating factors, stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve. An open pit underground interface was set at 5,685mRL between the KCD open pit and underground mine.

A cut-off grade analysis at $1,300/oz was used to determine a cut-off grade of 1.96g/t for the underground mine. Longitudinal and transverse longhole open stoping methods with paste backfill are the current preferred mining methods. Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution, backfill dilution and ore loss were applied to obtain the reported Mineral Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered in the Kibali FS and have been updated as the project has developed.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF (% based on tonnes)	MCF %	MetRF %
Open pit	1,300	1.50	–	10.0	97.0	97.0	89.0
Underground	1,300	1.96	2,990	2.0 – 12.5*	91.6	97.0	90.0
Stockpile	1,300	1.50	–	–	–	97.0	89.0

** Dilution percentage varies depending on primary or secondary development*

Inferred Mineral Resource in annual Mineral Reserve design

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Open pit	1.11	2.61	2.88	0.09
Underground	1.72	5.28	9.09	0.29
Total	**2.83**	**4.24**	**11.98**	**0.39**

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. The updated business plan contains a total of 5% of Inferred Mineral Resource (on an ounce basis), which is predominantly scheduled from 2031 onwards. All Inferred Mineral Resource included in the business plan has had modifying factors applied to the Mineral Resource and is planned to be mostly converted into Mineral Reserve in the next couple of years. The added Inferred Mineral Resource is primarily from the Oere pit and the down plunge portions of the 3000 and 5000 lodes.

The current mine plan has no reliance on the Inferred Mineral Resource to support the economic viability of the project at the declared Mineral Reserve gold price of $1,300/oz.

Year-on-year changes in Mineral Reserve


Kibali
Total (Moz)
Ounces (millions)
5.0
4.5
4.0
3.5
3.0
2.5
4.33
(0.40)
0.53
0.00
0.15
(0.04)
0.00
0.00
0.03
(0.03)
0.00
4.57
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2022

The increase in Mineral Reserve was primarily as a result of the conversion of the 11000 lode in the KCD underground, and growth in the Ikamva and Oere pits due to exploration successes. The gold price used for pit optimisation changed from $1,200/oz as at 31 December 2021 to $1,300/oz as at 31 December 2022 which also contributed to the increase seen.

Kibali continued
Africa

Mineral Reserve sensitivity

Kibali



4
2
0
-2
-4
Percentage change
1,200
1,300
1,400
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Kibali underground Mineral Reserve is insensitive to a change in gold price because it is geologically constrained, and the Mineral Reserve designs effectively mine the entire high-grade shoots, with the surrounding halo of mineralisation providing dilution. The open pit Mineral Reserve has a limited sensitivity due to data constraints within the higher confidence Measured and Indicated Mineral Resource.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource and Mineral Reserve	Richard Peattie [(1)]	FAusIMM	301 029	26 years	MPhil (Geostatistics)

[(1)] *Employed by Barrick as Mineral Resource Manager, Africa and Middle East, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands*

As at 31 December 2022, the Kibali gold Mineral Resource was 8.2Moz, and the Mineral Reserve was 4.6Moz.



Overview of the Kibali processing plant at night

Ghana

Africa


Legend:
1 Obuasi
2 Iduapriem
Operation
0
150km
Bolgatanga
Tamale
GHANA
Kumasi
1
Tarkwa
2
Accra
Sekondi Takoradi

AngloGold Ashanti has two mines in Ghana. Obuasi and Iduapriem are both wholly-owned by AngloGold Ashanti.

Obuasi, is an underground mine operating at depths of up to 1,500m with a continuous history of mining dating back to the 1890s. Obuasi is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi.

Iduapriem is a conventional open pit mine located in western Ghana, south of Obuasi, some 85km from the coast, near the town of Tarkwa.

Attributable production from Ghana was 498koz of gold in 2022, or 30% of the region's production.

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for Ghana was 30.8Moz (2021: 32.7Moz) and the Mineral Reserve was 10.1Moz (2021: 10.9Moz).

Inclusive Mineral Resource


2.1
12.4
Moz
16.3
Measured
Indicated
Inferred

Exclusive Mineral Resource


0.5
7.8
Moz
12.4
Measured
Indicated
Inferred

Mineral Reserve


1.6
Moz
8.5
Proved
Probable

Iduapriem
Africa

Introduction

Property description	Iduapriem mine, a production stage property, is owned by AngloGold Ashanti (Iduapriem) Limited, a company registered in Ghana. This entity is owned by AngloGold Ashanti (Ghana) Limited (AAGL) which also operates the Obuasi mine. AAGL through successive hierarchal holdings is wholly-owned by AngloGold Ashanti. The mine is a multiple open pit operation that currently sources ore from the Block 3W, Block 5, Ajopa, and Blocks 7 and 8 pits.
Location	The mine is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and approximately 10km southwest of the town of Tarkwa. The Iduapriem mine is bordered to the north by Gold Fields Ghana Limited (Tarkwa Mine) and to the east by the Ghana Manganese Company Limited (a manganese mine in existence since the 1920s).
History	A FS was completed in 1990 and in October 1991, the then owners, Golden Shamrock Limited (Golden Shamrock) began construction of a 1.36Mtpa semi-autogenous milling circuit and carbon-in-pulp (CIP) plant. Mining commenced in August 1992 with the first gold pour achieved in September of that year. Golden Shamrock was acquired by Ashanti Goldfields Company Limited (Ashanti) in 1996. In 2000, a portion of the non-operational Teberebie Goldfields Limited company (a subsidiary of Pioneer Goldfields Limited) was acquired resulting in an increased Mineral Reserve and LOM. In 2002, Ashanti upgraded the plant capacity to 4Mtpa, and in 2004 AngloGold merged with Ashanti to become AngloGold Ashanti. In 2009 the plant capacity was further extended to the current 5.2Mtpa. A heap leach started in 1996 and ended in 2006 when the low-grade oxide material was depleted.
Legal aspects and tenure	Iduapriem comprises the following mining leases: ▪ Iduapriem (LVB1539/89) covering 36.47km² ▪ Ajopa (LVB/WR326/09) covering 46.12km² ▪ Teberebie (LVB3722H/92) covering 28.53km² ▪ Ajopa South (LR#1109/1999) covering 28.10km² All four mining leases are valid until 16 February 2035.
Mining method	Iduapriem is an open pit mine which makes use of the mining contractor, AMAX Mining Services, and an explosives supplier, AECI Mining Explosives. It uses conventional drill and blast, with truck and excavator load and haul. The open pit Mineral Reserve shell optimisations are conducted on the Mineral Resource models. Detailed mine designs are then completed for open pit mining. This incorporates the mining layout, operating factors, stripping ratio, relevant cut-off grades, and modifying factors required for the reporting of the Mineral Reserve.
Operational infrastructure	Surface infrastructure associated with Iduapriem's operation includes a three-stage crushing circuit, overland conveyor, CIL processing plant next to the main office building, a TSF and four camp areas for contractors and Company employees. Tarkwa town is also adjacent to the tenement. Power is supplied to the mine by the Volta River Authority and Ghana Grid Company Limited (GRIDCo).
Mineral processing	The current processing plant treats free-milling material from open pit mining, by a conventional crush with a semi-autogenous ball milling circuit and cyanide leach. Iduapriem operates a three-stage crushing circuit consisting of a Metso Superior MKIII primary gyratory crusher, two GP550 gyratory secondary crushers and two cone crushers for tertiary crushing. The Iduapriem treatment plant has two semi-autogenous grinding mills (SAG mills) and two ball mills which run in two parallel circuits, each with a SAG mill and a ball mill. The second ball mill, a new thickener, a cluster of cyclones and a Knelson concentrator were commissioned in March 2009. In July 2017, three of the four leach tanks were converted into CIL tanks by introducing carbon into the each of the tanks with the installation of inter-tank screens and carbon recovery screens. Carbon for elution is harvested from one of the leach tanks to the acid wash column, and the carbon recovery screen underflow is pumped back to the leach tanks.
Risks	Power reliability, slope or high wall stability (rockfall potential), and inrush or inundation (flooding of pits, TSFs, and infrastructure) are considered potential risks or uncertainties in the Mineral Resource and Mineral Reserve estimate. Mitigation plans are in place to manage these risks.

Iduapriem continued
Africa

Map showing the location, infrastructure and mining licence area for Iduapriem, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


to Aniantintem
Insert: Total mining lease area
Licences
Mining
Mine infrastructure
Pits
Plant
ROM pad
Crusher
Stockpiles
Leach pad
TSF
Waste dumps
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
Pepesa
Ajopa
Badukrom
Wangarakrom
Tarkwa
Efuanta
Block 7&8
Teberebie
Tamso
Block 5
Block 4
Block 3 west
Mile 8
Mile 7
Akwemim
Plant centroid coordinates
5°14'44"N, 2°02'38"W
0
1
2
3km
to Adiawso

Iduapriem continued

Africa

Geology

Iduapriem mine is located within the Tarkwaian Group which forms part of the West African Craton that is covered to a large extent by metavolcanics and metasediments of the Birimian Supergroup. In Ghana, the Birimian terrane consists of northeast-southwest trending volcanic belts separated by basins, and the Tarkwaian Group was deposited in these basins as shallow water deltaic sediments. The Tarkwaian lithologies are considered to represent the erosion products that accumulated following uplift and deformation of the underlying Birimian rocks during the Eburnean orogeny. The basins (grabens) are believed to have formed as a result of rifting, preferentially in the central parts of the Birimian volcanic belts. The Tarkwaian Group consists of a thick sequence of clastic metasedimentary rocks that have undergone low-grade regional metamorphism.

Deposit type

At Tarkwa, the entire Tarkwaian Group has been folded into a broad syncline and is locally referred to as the Tarkwa Syncline. The Banket Series Formation comprises a sequence of individual quartz pebble conglomerates (Banket beds), breccia conglomerates, and metasandstones (also called quartzites and grits). All known gold mineralisation within the Banket Formation is associated with the conglomerates and is found within the matrix that binds the pebbles together. Gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit – the bigger and/or more pebbles present, the higher the gold grade. The upper stratigraphic limit of the Banket Series Formation is marked by the hangingwall quartzite which exhibits well-developed and characteristic trough- and cross-bedded haematitic black sand banding. The hangingwall quartzite also contains thin discontinuous grit interbeds. Dykes and sills of doleritic composition intrude the sedimentary sequence and frequently occur adjacent to complex structural zones.

Mineralisation style

There are four recognised conglomerate reefs namely A, B, C and D which are equivalent to the Tarkwaian Sub-basal, Basal (or Main), Middle (or West), and Breccia Reefs respectively. The B and C Reefs are oligomictic and consist of well-sorted conglomerates and have been mined underground in some areas more than a century ago. The A and D Reefs have a lower gold tenor and are polymictic containing both well-rounded and angular fragments. Gold is found within the matrix that binds the pebbles together. The gold content is a function of the size and amount (packing) of quartz pebbles present within a conglomeratic unit, the more pebbles present suggests more gold. The gold is fine-grained, particulate and free-milling. Mineralogical studies indicate that the grain size of native gold particles ranges between 2 and 500 microns (0.002 to 0.5mm) and averages 130 microns (0.13mm). The thickness of the main mineralised B and C Reefs are approximately 15m and 6m respectively. The mineralised sequence dips at angles varying from steep and sub-vertical, at Blocks 1 and 2, to steep (70° to 80° north-dipping) towards Block 3 East. The dip continues to be shallower at Block 3 West (50°), through Blocks 4 and 5 (45°) to become 35° at Block 7 South and 30° at Block 8. At Ajopa, the average dip is 50° to 60°. At Blocks 7 and 8, the western limb of the syncline extends over 4km on the property, with the eastern limb reaching the surface just beyond the eastern boundary of the concession. The western and the eastern limbs outcrop about 4km apart with the mineralised horizons buried some 400m below the surface at the centre of the syncline.

Mineralisation characteristics

The gold is fine-grained, free milling and not associated with sulphides.


As at
31 December 2022,
the Iduapriem gold
Mineral Resource
was 6.3Moz, and
the Mineral Reserve
was 2.4Moz.

Mining of Blocks 7 and 8 Cut 2 at Iduapriem

Iduapriem continued
Africa

W-E Geological cross-section of Blocks 7 and 8, elevation in mRL*


W
E
+1500
+1500
+1200
+1200
Legend
D
A1
A2
B1
B2
C
C1
Intrusives
Fault
Pit outline
$1,750 shell
0
100
200
300

** mRL expressed in mine grid which includes an approximate addition of 1,480m to the AMSL Z elevation*

Exploration

A total of 35,103m of exploration drilling was undertaken at Iduapriem in 2022. This comprised of 31,082m (DD) and 4,021m (RC). The focus was on Mineral Resource definition drilling at Blocks 2 and 3, and Mineral Resource delineation at Ajopa, Ajopa South, Block 3W and Block 4. Exploration activities added 310koz of Mineral Resource during 2022.

Projects

A major project underway at Iduapriem includes the development of a new TSF that is due to be completed in April 2023. The tertiary crusher as well as the resettlement project to relocate the community within Mile 5 to outside the lease area were completed during 2022.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	20 x 15	–	✔	–	–	–
Indicated	50 x 75	✔	✔	–	–	–
Inferred	100 x 100	✔	✔	–	–	–
Grade/ore control	20 x 15	–	✔	–	–	–

In general, 100 x 100m drill hole spacing is used to define the extent and geometry of an anomaly. The majority of the Mineral Resource area has been drill-tested at a spacing of a 100 x 100m with the spacing closed up to 50 x 75m for the shallower, Indicated Mineral Resource.

The appropriate grid for each phase is optimised for each project based on the geometry of the mineralisation, the continuity of geology and grade, and mining experience from the pits.

In some cases, the data spacing may be reduced where structural complexity is encountered. Apart from the major fault structures, geological continuity is very good with the conglomerate reefs being laterally consistent and continuous.

Iduapriem continued
Africa

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Ajopa	Measured	–	–	–	–
	Indicated	8.59	1.28	10.96	0.35
	Inferred	3.79	1.16	4.40	0.14
	Total	**12.38**	**1.24**	**15.37**	**0.49**
Block 1	Measured	–	–	–	–
	Indicated	11.12	1.78	19.82	0.64
	Inferred	0.54	1.75	0.95	0.03
	Total	**11.66**	**1.78**	**20.77**	**0.67**
Block 3W	Measured	–	–	–	–
	Indicated	6.42	1.16	7.43	0.24
	Inferred	3.78	1.31	4.95	0.16
	Total	**10.20**	**1.21**	**12.38**	**0.40**
Block 5	Measured	–	–	–	–
	Indicated	7.69	1.33	10.24	0.33
	Inferred	3.11	1.37	4.26	0.14
	Total	**10.81**	**1.34**	**14.50**	**0.47**
Blocks 7 and 8 (other)	Measured	0.03	1.42	0.05	0.00
	Indicated	20.38	1.54	31.43	1.01
	Inferred	17.68	1.58	28.01	0.90
	Total	**38.09**	**1.56**	**59.49**	**1.91**
Blocks 7 and 8 Cut 2A	Measured	0.99	1.65	1.63	0.05
	Indicated	0.78	1.57	1.23	0.04
	Inferred	–	–	–	–
	Total	**1.77**	**1.62**	**2.86**	**0.09**
Blocks 7 and 8 Cut 2B	Measured	0.49	1.59	0.78	0.02
	Indicated	4.38	1.66	7.27	0.23
	Inferred	0.01	1.90	0.02	0.00
	Total	**4.88**	**1.65**	**8.07**	**0.26**
Blocks 7 and 8 Cut 2C	Measured	0.18	1.59	0.29	0.01
	Indicated	5.35	1.71	9.17	0.29
	Inferred	1.21	1.71	2.06	0.07
	Total	**6.74**	**1.71**	**11.52**	**0.37**
Blocks 7 and 8 Cut 5A	Measured	0.31	1.46	0.45	0.01
	Indicated	5.15	1.67	8.58	0.28
	Inferred	–	–	–	–
	Total	**5.45**	**1.66**	**9.03**	**0.29**
Blocks 7 and 8 Cut 5B	Measured	0.02	1.05	0.02	0.00
	Indicated	7.99	1.61	12.87	0.41
	Inferred	0.55	1.75	0.96	0.03
	Total	**8.55**	**1.62**	**13.85**	**0.45**

Iduapriem continued

Africa

Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Blocks 7 and 8 Cut 6	Measured	1.16	1.50	1.73	0.06
	Indicated	8.47	1.52	12.89	0.41
	Inferred	0.02	1.05	0.02	0.00
	Total	**9.64**	**1.52**	**14.64**	**0.47**
Stockpile (full grade ore)	Measured	0.56	0.91	0.51	0.02
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.56**	**0.91**	**0.51**	**0.02**
Stockpile (other)	Measured	–	–	–	–
	Indicated	10.80	0.57	6.16	0.20
	Inferred	2.76	0.68	1.88	0.06
	Total	**13.56**	**0.59**	**8.03**	**0.26**
Stockpile (marginal ore)	Measured	3.26	0.61	1.98	0.06
	Indicated	6.23	0.67	4.17	0.13
	Inferred	–	–	–	–
	Total	**9.49**	**0.65**	**6.15**	**0.20**
Iduapriem	**Total**	**143.78**	**1.37**	**197.17**	**6.34**

All open pit Mineral Resource is estimated within a $1,750/oz pit shell and at variable economic cut-off grades depending on the deposit. The Mineral Resource tonnages and grades are estimated and reported *in situ* and stockpiles are reported as broken material.

Estimation

The geological model for each orebody comprises 3D wireframes of the faults and of the various conglomerate reefs that host the gold mineralisation. In some cases, late barren dolerite intrusions are also modelled as 3D wireframes. The interpretations are completed using geological mapping and drill hole grades, lithology logs and structural measurements.

The exploration drill samples are composited to 1m intervals honouring the geological boundaries, as 1m is the prevailing length of sampling. Grade capping is applied to control the influence of extreme values within the reefs. The capping is kept to a minimum, generally not exceeding 0.5% of the samples within each estimation domain. The various sub-units within the conglomerate reefs are treated as separate estimation domains. Semi-variograms are modelled from the composited samples of each estimation domain. The grade estimation is done by ordinary kriging. The estimation panel block sizes for ordinary kriging are between 20 x 20 x 18m and 25 x 25 x 24m to optimally suit the sampling grid used in the delineation of the Indicated Mineral Resource. Sub-celling of 2.5 x 2.5 x 1m to 2.5 x 2.5 x 3m is used to ensure the geological model is captured in the block model with sufficient resolution. Search parameters are optimised for each domain to ensure robust estimates, with particular attention paid to the reduction of negative kriging weights, and improvement in the slope of regression and kriging efficiency. The search ellipses are aligned to the reefs' orientation. For orebodies, where reefs exhibit structural complexity and change in orientation, a variant of kriging, termed dynamic anisotropy, is used. The distance of kriging estimates extrapolation extends within the range of variogram models.

Grade tonnage curve

Iduapriem

Surface (metric)


Tonnes above cut-off grade (millions)
125
100
75
50
25
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
Cut-off grade (g/t)
2.4
2.2
2.0
1.8
1.6
1.4
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Iduapriem continued
Africa

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Iduapriem	Measured	0.15	0.89	0.14	0.00
	Indicated	54.50	1.36	74.21	2.39
	Inferred	33.45	1.42	47.52	1.53
	Total	**88.11**	**1.38**	**121.87**	**3.92**

The exclusive Mineral Resource is that part of the Mineral Resource that is not converted to a Mineral Reserve. It is defined as the Mineral Resource that is outside the current Mineral Reserve designs, but inside the Mineral Resource shells and includes the Inferred Mineral Resource within the Mineral Reserve design, as well as all the Mineral Resource within the Mineral Reserve design that lies between the Mineral Resource and Mineral Reserve cut-offs. The exclusive Mineral Resource gives an indication of the future potential of the deposit. This material could be converted to Mineral Reserve by an increase in gold price, a reduction in costs and an upgrade in geological confidence.

Of the exclusive Mineral Resource, Blocks 7 and 8 make up 53% of which 52% is Indicated and Measured Mineral Resource, and 48% is Inferred Mineral Resource. Ajopa, Block 1 and Block 3W make up 8%, 17% and 10% of the exclusive Mineral Resource respectively. Additionally, the exclusive Mineral Resource comprises 8% from Block 5, and 4% from the stockpiles.

Year-on-year changes in Mineral Resource

Iduapriem
Total (Moz)


Ounces (millions)
6.8
6.4
6.0
5.6
5.2
4.8
4.4
4.0
5.88
(0.27)
0.31
(0.07)
0.47
0.00
0.00
0.00
0.02
0.00
6.34
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The increase in the Mineral Resource year-on-year was primarily as a result of exploration from Blocks 2, 3, 4, 7 and 8 and an adjustment in the Mineral Resource shell, resulting from the increase in the Mineral Resource gold price from $1,500/oz as at 31 December 2021 to $1,750/oz as at 31 December 2022. This was partially offset by depletion and minor methodology changes.

Inclusive Mineral Resource sensitivity

Iduapriem


Percentage change
10
5
0
-5
-10
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to a drop in the gold price and very sensitive to an increase in gold price on an ounce and tonnage basis. A significant amount of high-grade ore is included at a lower Mineral Resource gold price, especially in Blocks 7 and 8. At a higher Mineral Resource price the grade remains unchanged whilst the tonnage and ounces increase by 8%.

Iduapriem continued
Africa

Mineral Reserve
Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Ajopa	Proved	–	–	–	–
	Probable	3.66	1.62	5.93	0.19
	Total	**3.66**	**1.62**	**5.93**	**0.19**
Block 5	Proved	–	–	–	–
	Probable	3.33	1.30	4.34	0.14
	Total	**3.33**	**1.30**	**4.34**	**0.14**
Blocks 7 and 8 Cut 2A	Proved	0.92	1.72	1.59	0.05
	Probable	0.72	1.66	1.20	0.04
	Total	**1.65**	**1.69**	**2.79**	**0.09**
Blocks 7 and 8 Cut 2B	Proved	0.44	1.69	0.75	0.02
	Probable	4.08	1.69	6.92	0.22
	Total	**4.52**	**1.69**	**7.66**	**0.25**
Blocks 7 and 8 Cut 2C	Proved	0.18	1.59	0.29	0.01
	Probable	4.98	1.74	8.65	0.28
	Total	**5.16**	**1.73**	**8.94**	**0.29**
Blocks 7 and 8 Cut 5A	Proved	0.30	1.45	0.43	0.01
	Probable	4.88	1.68	8.18	0.26
	Total	**5.18**	**1.66**	**8.61**	**0.28**
Blocks 7 and 8 Cut 5B	Proved	0.01	1.13	0.02	0.00
	Probable	7.53	1.63	12.26	0.39
	Total	**7.54**	**1.63**	**12.27**	**0.39**
Blocks 7 and 8 Cut 6	Proved	1.16	1.50	1.73	0.06
	Probable	8.16	1.53	12.47	0.40
	Total	**9.31**	**1.52**	**14.20**	**0.46**
Stockpile (full grade ore)	Proved	0.56	0.91	0.51	0.02
	Probable	–	–	–	–
	Total	**0.56**	**0.91**	**0.51**	**0.02**
Stockpile (other)	Proved	–	–	–	–
	Probable	5.26	0.74	3.88	0.12
	Total	**5.26**	**0.74**	**3.88**	**0.12**
Stockpile (marginal ore)	Proved	3.26	0.61	1.98	0.06
	Probable	6.23	0.67	4.17	0.13
	Total	**9.49**	**0.65**	**6.15**	**0.20**
Iduapriem	**Total**	**55.67**	**1.35**	**75.30**	**2.42**

The Mineral Reserve estimate for Iduapriem is based on the development of an appropriately detailed and engineered LOM plan. For each deposit, the Mineral Resource was depleted by the projected pit face positions for 31 December 2022.

Iduapriem continued
Africa

Estimation

The 3D Mineral Resource models are used as the basis for the Mineral Reserve. An ore envelope is developed using the Mineral Resource block model, geological information and the relevant cut-off grade, which is then used for mine design. An appropriate mining layout is utilised and incorporates mining extraction losses and dilution factors.

The Mineral Reserve is estimated within mine designs, using modifying factors based on actual mining and detailed analysis of cut-off grade, geotechnical, environmental, productivity considerations and the requirements of the mining fleet. The upper portions of the Ajopa deposit have been discounted for the estimated depletion by artisanal miners. This discount factor has been derived from observation and estimates based on the Mineral Resource model.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Cut-off grade g/t Au	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Ajopa	1,400	0.78	100.0	100.0	100.0	98.0	100.0	96.0
Block 5	1,400	0.71	100.0	100.0	99.0	95.0	100.0	96.0
Blocks 7 and 8 (all Cuts)	1,400	0.72	100.0	100.0	95.0	100.0	100.0	96.0
Stockpile (full grade ore)	1,400	0.70	100.0	100.0	100.0	100.0	100.0	93.0
Stockpile (other)	1,400	0.51	100.0	100.0	100.0	100.0	100.0	93.0
Stockpile (marginal ore)	1,400	0.51	100.0	100.0	100.0	100.0	100.0	93.0

The commodity price of $1,400/oz has been used for cut-off calculations with the same 2021 pit designs (based on $1,200/oz) used for the Iduapriem Mineral Reserve estimates. The relevant modifying factors such as cut-off grade, mining recovery factor (MRF), and metallurgical recovery factor (MetRF) are applied to generate the mine designs that are used to estimate the final Mineral Reserve.

Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Ajopa	0.53	1.80	0.95	0.03
Block 5	0.18	1.31	0.24	0.01
Blocks 7 and 8 (all Cuts)	0.01	1.91	0.02	0.00
Stockpile (full grade ore)	1.10	1.72	1.90	0.06
Stockpile (other)	0.49	1.78	0.86	0.03
Stockpile (marginal ore)	0.01	1.09	0.01	0.00
Total	**2.32**	**1.72**	**3.98**	**0.13**

** Inferred Mineral Resource including lower confidence material*

The Inferred Mineral Resource included in the 2022 business plan consists of extensions of all geological domains, in support of extending the 2022 Mineral Reserve LOM plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan during the optimisation process. This accounts for 5% of the 11-year Mineral Reserve plan. No Inferred Mineral Resource is considered in Mineral Reserve reporting. The Inferred Mineral Resource pockets were included as part of the practical pit design process and the effort is being made to convert those pockets to Indicated Mineral Resource prior to actual mining of those areas.



Open pit mining at Iduapriem

Iduapriem continued
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Geologists at Iduapriem logging core

Year-on-year changes in Mineral Reserve


Iduapriem
Total (Moz)
Ounces (millions)
2.8
2.4
2.0
1.6
2.60
(0.27)
0.00
0.03
0.04
0.00
0.01
0.00
(0.01)
0.03
0.00
2.42
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2022

The net decrease in the Mineral Reserve is primarily due to depletion, offset by an increase in the Mineral Reserve gold price from $1,200/oz as at 31 December 2021 to $1,400/oz as at 31 December 2022, and minor methodology changes.

Mineral Reserve sensitivity


Iduapriem
Percentage change
1
0
-1
-2
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,300/oz) and a higher ($1,500/oz) Mineral Reserve gold price is shown in the graph. The Mineral Reserve is insensitive to changes in gold price on an ounce, tonnage and grade basis.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Charles Kusi-Manu	MAusIMM	205 238	32 years	MBA, MSc, Postgraduate Certificate (Geostatistics), Dip (Geological Engineering)
Mineral Reserve	Bayerinaa Nmanii	MAusIMM	313 470	17 years	MBA, BSc (Mining Engineering)

Obuasi
Africa

Introduction

Property description

Obuasi gold mine (Obuasi) is wholly-owned by AngloGold Ashanti Limited and is a production stage property. All required mineral rights to the property are held by the Company. The mine is an underground operation, and it has been in operation since 1897 (more than 120 years). It has been operated by AngloGold Ashanti since 2004.

Location

The mine is in the municipality of Obuasi, in the Ashanti region of Ghana, about 240km northwest of the capital, Accra, and 60km south of Kumasi.

History

Obuasi has a long mining history dating back to 1897. It has been owned and operated by various operators during this time. The current operator became involved in 2004 following the merger of former AngloGold Limited of South Africa and the Ashanti Goldfields Company Limited of Ghana. However, for several years leading up to 2014, the mine began to struggle due to ailing infrastructure and outdated methodologies. The Company realised that significant rationalisation and/or replacement of current infrastructure would be necessary to enable the delivery of better utilisation and productivity metrics.

In 2014, a FS commenced that considered the optimum mining methodology and schedules for the underground mine, based on modern mechanised mining methods and refurbishment of underground, surface and process plant infrastructure. During this time, Obuasi operated in a limited operating phase with underground activities essentially restricted to the continued development of the Obuasi deeps decline and underground infill drilling. The limited operating phase was brought to a halt after an incursion by illegal miners on Obuasi's concession in February 2016 at which point the mine was placed under care and maintenance. However, the study continued and in 2017, a favourable FS was completed and indicated a strong technical and economic case with an anticipated 20-year LOM. In 2018, approval was received from the AngloGold Ashanti Board and the government of Ghana to proceed with the project.

The redevelopment project began in late 2018 and first gold was poured during the fourth quarter of 2019. Phase 1 of the redevelopment project was completed by the end of September 2020 and the mine began commercial production on 1 October 2020. Phase 2 of the redevelopment project, which focused on construction and mine development, was completed in 2021. Phase 3 of the redevelopment project is currently underway to develop the infrastructure necessary to support the planned ramp-up in production.

Legal aspects and tenure

The Obuasi concession previously covered an area of 474.27km^2 and had 80 communities within a 30km radius of the mine. This was reduced to 201km^2 in March 2016 and subsequently reduced to 141.22km^2 in January 2021. This 141.22km^2 comprises three mining leases including the Obuasi mining lease covering 87.48km^2, the Binsere 1 mining lease covering 29.03km^2 and the Binsere 2 mining lease covering 24.71km^2. The Obuasi mining lease will expire on 4 March 2054 and the Binsere leases on 8 April 2028. The leases are covered by a development agreement and tax concession agreement with the government of Ghana, and all leases are renewable.

Mining method

Obuasi is an underground operation utilising both vertical shafts and declines as main access routes to the underground workings. The mine has seen extensive historical mining activities with varying applications of different mining methods to date. The current LOM design employs mostly the long hole open stoping (LHOS) mining method for ore extraction. LHOS is a highly selective and productive method of mining that can be employed for orebodies of varying thicknesses and dips. The main distinct variations of the LHOS used at Obuasi are longitudinal retreat stoping (LRS), and transverse open stoping (TOS). The blind upper stoping is a form of LRS or TOS used for partial sill pillar recovery.

Operational infrastructure

Existing infrastructure includes a 2.2Mtpa processing plant with flotation and bacterial oxidation (BIOX), underground development, hoisting shafts and associated infrastructure, emergency standby power and water reticulation, office complexes, workshops and Company housing estates. Power is supplied to the mine by the Volta River Authority and GRIDCo.

Mineral processing

The plant is configured for both conventional and flash flotation and BIOX treatment which is required for the refractory sulphide ore. The gravity gold recovery system is also integrated with Knelson concentrators and inline leach reactors.

Obuasi continued
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Introduction continued

Risks	All available, appropriate data has been used for Mineral Resource estimation. This includes historical geological and survey data collected over several decades prior to the merger of AngloGold Limited and Ashanti Goldfields Company Limited in 2004. The risk or uncertainty in the estimates associated with the inclusion of the historical geological data has been mitigated by a comprehensive data validation project completed by a team of geologists between 2015 and 2018, which included the re-logging of all available drill holes below 50 Level. With regards to the historical survey data, given the mine's long history, there is uncertainty in the reliability of some of the previous mining volumes. Certain measures have been taken to lessen this risk including large-scale sterilisations for unreachable or extensively mined areas, or downgrades to the Inferred Mineral Resource category to reflect reduced confidence. However, verification of this historical information is ongoing and there may be additions and subtractions over time as further assessments are made, areas become accessible, and more detailed investigations and confirmatory work can be undertaken.


As at 31 December 2022, the Obuasi gold Mineral Resource was 24.5Moz, and the Mineral Reserve was 7.7Moz.
OBUASI DEEPS DECLINE
(ODD)

The Obuasi deeps decline portal

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Map showing the location, infrastructure and mining licence area for Obuasi gold mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


Licences
Mining
Mine infrastructure
Pits
Plant
TSF
Waste dumps
Underground access
Ponds and dams
Consolidated operations footprint
Roads
Main
Secondary
Airfield
Villages
N
to Kumasi
Amamon
Anyankyerem
Dadwen
Kyekyewere
Komfokrom
New Dokyiwa
Binsere
Ntonsua
Nyamso
Gausu
ETS
Wawase
Tutuka
TSAD
Adansi
Bidiem
Survey Hill
Biney Estates
Boete
CVS
Cote D'or
Coral Snake
Nhyiaso
Dankwa
Anyinam
Apitikokoo
KMS
KMVS
Justice
Old Chief
ODD
CAT 300
GCS
KRS
Blackies
Anwona
SNVS
Odumase
Sansu
Sansu
Sansu
Gyabunsu-Sibi
to Atekyem
Plant centroid coordinates
6°10'11"N, 1°41'16"W
0
1.5
3
4.5km

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W-E Section in local grid, showing Sansu and Block 8 drilling and underground workings, elevation in mRL*


W
E
+500
0
-500
-1000
Legend
Topography
Planned stopes
Mined-out stopes
Developments
Drillholes
Sansu
Block 8
Plunge 00
Looking North
0
125
250
375
500

*mRL = 1.18m AMSL

Geology

The mine is located within the Obuasi concession area in southwestern Ghana along the northeasterly striking Ashanti volcanic belt. The deposit is one of the most significant Proterozoic gold belts discovered to date. The Ashanti belt predominantly comprises sedimentary and mafic volcanic rocks, and is the most prominent of the five Birimian Supergroup gold belts found in Ghana.

Deposit type

The Birimian was deformed, metamorphosed, and intruded by syn- and post-tectonic granitoids during the Eburnean tectonothermal event around two billion years ago. Folding trends are dominantly north-northeast to northeast. Elongate syn-Birimian basins developed between the ridges of the Birimian system, and these were filled with the Tarkwaian molasse sediments made up primarily of conglomerates, quartzose and arkosic sandstones and minor shale units. Major faulting has taken place along the same trends. The Lower Birimian metasediments and metavolcanics are characterised and defined by argillaceous and fine to intermediate arenaceous rocks. These rocks are represented by phyllites, metasiltstones, metagreywackes, tuffaceous sediments, ash tuffs and hornstones in order of decreasing importance. Adjacent to the shear zones, these rocks are replaced by sericitic, chloritic and carbonaceous schists, which may be graphitic in places. Multiple lodes are a common feature. Mineralised shears are found in close proximity to the contact with harder metamorphosed and metasomatically altered intermediate to basic Upper Birimian volcanics. The competency contrast between the harder metavolcanic rocks to the east and the more argillaceous rock to the west is thought to have formed a plane of weakness. During crustal movement, this plane became a zone of shearing and thrusting coeval with the compressional phases.

Mineralisation style

Gold mineralisation is associated with, and occurs within, graphite-chlorite-sericite fault zones. These shear zones are commonly associated with pervasive silica, carbonate and sulphide hydrothermal alteration and occur in tightly folded Lower Birimian schists, phyllites, metagreywackes and tuffs, along the eastern limb of the Kumasi anticlinorium.

Mineralisation characteristics

Two main ore types are present, namely quartz vein and sulphide ore. The quartz vein type consists mainly of quartz with free gold in association with lesser amounts of various metal sulphides containing iron, zinc, lead and copper. This ore type is generally non-refractory. The sulphide ore type is characterised by the inclusion of gold in the crystal structure of arsenopyrite minerals. Higher gold grades tend to be associated with finer grained arsenopyrite crystals. The sulphide ore is generally refractory.

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A typical E-W geological cross-section for Block 1 of the Obuasi mine, showing the footwall (FW) and hangingwall (HW) lodes, elevation in mRL*


E
W
-859
-950
-1041
-1132
Legend
FH Lode 30
FW Lode 6
FW Lode 7
Graphite
HW Lode 2
Metavolcanic
Obuasi Fissure
Metasediment
Vein Quartz
HW/FW Shear
0m
100m

*mRL = 1.18m AMSL

Exploration

A substantial amount of exploration work has been carried out for the mine over several decades. Prior to the redevelopment of the mine in 2019, underground DD was carried out by an in-house drilling department and combined with systematic underground mapping and extensive reef drive and cross-cut channel sampling. Since redevelopment, underground mapping activities have continued, but cross-cuts and reef drives are no longer sampled. It has been fully replaced by diamond drill sampling which is done by drilling contractors Boart Longyear™ and Westfield Drilling Limited™.

During 2022, Mineral Resource drilling continued to focus on 26, 32 and 34 Levels as well as the George Cappendale Shaft (GCS) top area (Block 8). The GCS top area has extensive historical mining, however the block has further opportunity for Mineral Resource identification and definition with the planned drilling programme. The upside potential focused on Stockpiles 20 and 21 (both from Sansu Level 18). The strategy is to make use of the existing stockpile cuddies along the main decline. Over 2,000m have been drilled from Stockpile 21 targeting the Sansu Level 18 area. Results are showing lateral and down-plunge continuity of the Obuasi Fissure.

The focus of the Mineral Resource drilling during 2022 was to upgrade areas in Sansu, Blocks 8L and 10 from Inferred to Indicated Mineral Resource and ultimately prepare it for mining by completing the last phase of grade control drilling.

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Projects

The Obuasi redevelopment project kicked off in late 2018 and it has been carried out in three phases. The construction parts of the first two phases of the project have been completed which mainly related to the process plant upgrade and initial surface and underground infrastructure works. The operation's ramp-up to 4,000tpd of ore tonnes mined was delayed by the temporary stoppage of underground activities after a fall of ground incident in May 2021. Production remained suspended for several months to allow for reviews and investigations, but slowly resumed in the latter part of 2021. Phase 3 of the project commenced in late 2021 and is expected to continue into 2023. It involves the refurbishment of the existing Kwesi Mensah Shaft (KMS) and further construction of underground infrastructure to service the operations as mining progresses along strike.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	20 x 20	✔	✔	–	✔	–
Indicated	60 x 60	✔	✔	–	✔	–
Inferred	90 x 90	✔	✔	–	✔	–
Grade/ore control	10 x 10, 15 x 15	✔	✔	–	✔	–

DD and RC samples informed the open pit estimates. For underground estimation, DD and channel samples were used. Channel samples are no longer collected and have been fully replaced by DD.

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Anyinam (open pit)	Measured	0.00	2.50	0.01	0.00
	Indicated	0.45	3.54	1.59	0.05
	Inferred	1.02	4.23	4.32	0.14
	Total	**1.47**	**4.02**	**5.92**	**0.19**
Gyabunsu–Sibi (open pit)	Measured	0.05	4.00	0.21	0.01
	Indicated	0.05	3.48	0.16	0.01
	Inferred	0.28	3.97	1.13	0.04
	Total	**0.38**	**3.92**	**1.50**	**0.05**
Above 50 Level – Block 1	Measured	–	–	–	–
	Indicated	6.49	6.12	39.77	1.28
	Inferred	1.53	6.56	10.01	0.32
	Total	**8.02**	**6.21**	**49.78**	**1.60**
Above 50 Level – Block 2	Measured	–	–	–	–
	Indicated	9.23	8.82	81.40	2.62
	Inferred	1.87	8.21	15.34	0.49
	Total	**11.10**	**8.72**	**96.74**	**3.11**
Above 50 Level – Block 8	Measured	4.13	9.30	38.44	1.24
	Indicated	12.32	4.73	58.29	1.87
	Inferred	1.49	6.92	10.29	0.33
	Total	**17.94**	**5.97**	**107.02**	**3.44**
Above 50 Level – Block 10	Measured	1.04	9.96	10.36	0.33
	Indicated	9.96	6.91	68.78	2.21
	Inferred	2.82	6.77	19.07	0.61
	Total	**13.82**	**7.11**	**98.21**	**3.16**

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Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Above 50 Level – Adansi	Measured	–	–	–	–
	Indicated	2.60	10.55	27.42	0.88
	Inferred	2.05	9.69	19.86	0.64
	Total	**4.65**	**10.17**	**47.28**	**1.52**
Above 50 Level – Côte d'Or	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	21.63	8.58	185.47	5.96
	Total	**21.63**	**8.58**	**185.47**	**5.96**
Above 50 Level – Sansu	Measured	1.21	8.52	10.30	0.33
	Indicated	4.18	5.48	22.86	0.74
	Inferred	1.06	5.95	6.32	0.20
	Total	**6.45**	**6.12**	**39.48**	**1.27**
Below 50 Level – Block 11	Measured	–	–	–	–
	Indicated	3.24	18.55	60.02	1.93
	Inferred	2.48	15.76	39.13	1.26
	Total	**5.72**	**17.34**	**99.15**	**3.19**
Below 50 Level – Block 14	Measured	–	–	–	–
	Indicated	0.52	8.26	4.33	0.14
	Inferred	3.57	7.62	27.23	0.88
	Total	**4.10**	**7.70**	**31.56**	**1.01**
Obuasi	**Total**	**95.27**	**8.00**	**762.12**	**24.50**

The majority of the Mineral Resource is from underground sources with only a small proportion from open pits Anyinam and Gyabunsu-Sibi.

The surface Mineral Resource is constrained by pit optimisation and the underground Mineral Resource by optimised stope shapes. These shapes maximise the recovered Mineral Resource value above a cut-off while also catering for practical mining parameters. The cut-off grades are based on a gold price of $1,750/oz for the underground and $1,600/oz for the open pit Mineral Resource.

Estimation

The estimation technique is ordinary kriging and the primary estimation unit size is 20 x 5 x 15m. This estimation unit size is representative of the underground mining units and is considered appropriate given the style of mineralisation and mining methods. Compositing by length is employed and the influence of extreme grades is restricted by grade capping. Sample spacing is highly variable across the deposit and ranges from 10 x 10m (for grade control areas) up to 200 x 200m (for exploration targets). However, for the Mineral Resource, the maximum extrapolation from data points is 100m. Any areas beyond this, are not classified and are considered to be upside potential rather than Mineral Resource.

Grade tonnage curves

Obuasi
Surface (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Obuasi
Underground (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Obuasi continued
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Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Measured	1.96	8.44	16.59	0.53
	Indicated	27.66	6.06	167.59	5.39
	Inferred	39.80	8.50	338.17	10.87
	Total	**69.43**	**7.52**	**522.34**	**16.79**

This exclusive Mineral Resource consists of the portion of the Mineral Resource which has not been converted to Mineral Reserve. This includes the open pits, the Inferred Mineral Resource component (which will require Mineral Resource definition drilling to an Indicated Mineral Resource), the material between the Mineral Reserve and Mineral Resource gold prices and where further design work is required.

The exclusive Mineral Resource at Obuasi is comprised of 1% open pit and 99% underground. Of the underground exclusive Mineral Resource, Côte d'Or makes up 36% of which 100% is Inferred Mineral Resource. Block 2 makes up 14% of the underground exclusive Mineral Resource, of which 79% of the exclusive Mineral Resource is classified as Indicated and Measured Mineral Resource. Block 8 makes up 10% of the underground exclusive Mineral Resource, of which 80% is classified as Indicated and Measured Mineral Resource. Blocks 1, 11, 14, Adansi and Sansu account for the remaining 39% of the underground exclusive Mineral Resource at Obuasi.

Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Measured	–	–	–	–
	Indicated	3.76	17.12	64.35	2.07
	Inferred	6.05	10.96	66.36	2.13
	Total	**9.81**	**13.32**	**130.71**	**4.20**

The Mineral Resource below infrastructure is from areas below 50 Level that requires a decline to access, and is located between 50 and 60 Levels below KMS, and is located between 50 and 60 Levels below KMS. These areas have been extensively drilled but no infrastructure is currently in place.

Year-on-year changes in Mineral Resource

Obuasi
Total (Moz)


30
28
26
24
22
20
Ounces (millions)
26.80
(0.23)
(0.07)
0.31
2.34
(3.59)
0.00
0.00
(1.06)
0.00
24.50
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The decrease in Mineral Resource is mainly due to depletion attributed to mining from Sansu, and Blocks 8 and 10 and an increase in costs which resulted in higher cut-off grades as well as the sterilisation of unmineable stopes in the depletion process. The decrease was partially offset by model changes primarily from the inclusion of new drilling data from ongoing operational drilling activities and the increase in Mineral Resource price.

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Inclusive Mineral Resource sensitivity

Obuasi


20
10
0
-10
-20
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Obuasi is sensitive on an ounce basis to changes in the Mineral Resource gold price. The percentage change (in tonnes, grade and ounces) at a lower ($1,550/oz) and a higher ($1,950/oz) gold price is shown in the graph. There is an approximate 6% upside in ounces and a 6% downside in ounces when compared with the reported price ($1,750/oz).

Mineral Reserve

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Above 50 Level – Block 1	Proved	–	–	–	–
	Probable	2.01	7.02	14.12	0.45
	Total	**2.01**	**7.02**	**14.12**	**0.45**
Above 50 Level – Block 2	Proved	–	–	–	–
	Probable	2.33	8.32	19.43	0.62
	Total	**2.33**	**8.32**	**19.43**	**0.62**
Above 50 Level – Block 8	Proved	2.83	9.66	27.35	0.88
	Probable	4.73	6.17	29.19	0.94
	Total	**7.56**	**7.47**	**56.53**	**1.82**
Above 50 Level – Block 10	Proved	0.94	9.89	9.26	0.30
	Probable	6.79	8.14	55.23	1.78
	Total	**7.72**	**8.35**	**64.49**	**2.07**
Above 50 Level – Adansi	Proved	–	–	–	–
	Probable	0.70	19.70	13.82	0.44
	Total	**0.70**	**19.70**	**13.82**	**0.44**
Above 50 Level – Sansu	Proved	0.71	8.67	6.12	0.20
	Probable	1.45	6.60	9.56	0.31
	Total	**2.16**	**7.28**	**15.68**	**0.50**
Below 50 Level – Block 11	Proved	–	–	–	–
	Probable	3.23	17.14	55.34	1.78
	Total	**3.23**	**17.14**	**55.34**	**1.78**
Obuasi	**Total**	**25.72**	**9.31**	**239.40**	**7.70**

Seven mining blocks comprising Sansu, Blocks 1, 2, 8, 10 and 11, and Adansi make up the key mining blocks from which the Mineral Reserve is derived.

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Estimation

The Mineral Reserve estimation considers mining criteria for the economic cut-off grade and minimum mining width for the anticipated mining method. All design and scheduling work is undertaken to an applicable level of detail by mine planning engineers in consultation with other technical specialists using Datamine Studio UG™ and Enhanced Production Scheduler™ (EPS) software.

The cut-off grade parameters used include projected mining, processing, and general and administrative costs. A Mineral Reserve gold price of $1,400/oz was used. The cut-off grade also considers the MetRF (87% applied for all blocks), mining dilution and recovery, tonne-kilometre haulage cost from all blocks, as well as the backfill type.

Stopes are designed using the Datamine Mineable Shape Optimiser™ (MSO) software where the outputs are further optimised by manual edits. The stope shapes are generated at section intervals of 15 to 20m based on geotechnical guidance for each block. The MSO allows the class field to be assigned to each stope generated. The mine design is reviewed taking into consideration the updated stope shapes, existing development and future infrastructure need. A LOM plan is generated which considers fleet and infrastructure capacities. All mining blocks are designed for the LHOS mining method. The Mineral Reserve is reported from the LOM plan and only includes Measured and Indicated Mineral Resource.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Cut-off grade g/t Au	Dilution %	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Above 50 Level – Block 1	1,400	4.62	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 2	1,400	4.69	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 8	1,400	4.29	12.0	95.0	100.0	100.0	87.0
Above 50 Level – Block 10	1,400	4.36	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Adansi	1,400	4.69	17.0	95.0	100.0	100.0	87.0
Above 50 Level – Sansu	1,400	4.67	12.0	95.0	100.0	100.0	87.0
Below 50 Level – Block 11	1,400	4.65	16.0	98.0	100.0	100.0	87.0

The relevant modifying factors such as MRF, dilution and MetRF are applied based on the mining method employed and the understanding of the geotechnical condition of the block to generate the mine designs that are used to estimate the final Mineral Reserve.

Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Above 50 Level – Block 1	0.26	7.18	1.89	0.06
Above 50 Level – Block 2	0.49	8.31	4.04	0.13
Above 50 Level – Block 8	1.06	4.75	5.04	0.16
Above 50 Level – Block 10	1.57	6.70	10.52	0.34
Above 50 Level – Adansi	0.61	9.27	5.69	0.18
Above 50 Level – Sansu	0.14	4.14	0.59	0.02
Above 50 Level – Côte d'Or	7.09	8.97	63.60	2.04
Below 50 Level – Block 11	1.16	12.95	15.05	0.48
Total	**12.39**	**8.59**	**106.43**	**3.42**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 31% of the Mineral Reserve plan of 20 years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Obuasi continued
Africa

Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Obuasi	Proved	–	–	–	–
	Probable	3.23	17.14	55.34	1.78
	Total	**3.23**	**17.14**	**55.34**	**1.78**

Mineral Reserve below infrastructure is restricted to the ground below 50 Level that requires a decline to access, and is located between 50 and 60 Levels below KMS.

Year-on-year changes in Mineral Reserve

Obuasi
Total (Moz)


Ounces (millions)
10.0
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
8.26
(0.23)
(0.77)
0.54
1.60
(1.71)
0.00
0.00
0.00
0.00
0.00
7.70
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The key changes were primarily associated with depletion, exploration, block model changes, and economic parameters. Depletion was mainly due to mining, while exploration changes were as a result of Mineral Resource drilling. This was offset by changes in the block model methodology involving estimation parameters, interpretations, classification and density. The economic factors that also influenced the changes to the Obuasi Mineral Reserve included an increased gold price assumption which was partially offset by an increase in mining cost and sustaining capital.

Mineral Reserve sensitivity

Obuasi


Percentage change
12
8
4
0
-4
-8
-12
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

Tonnes and ounces are sensitive to a decrease in a Mineral Reserve gold price of $1,300/oz, related to the lower-grade structures parallel to the main Obuasi trend. At an increased gold price of $1,500/oz tonnes remain sensitive and ounces remain less sensitive.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM	220 644	25 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Mineral Reserve	Douglas Atanga	MAusIMM	334 391	14 years	BSc (Mining Engineering)

Guinea

Africa


Legend:
1 Siguiri (85%)
Operation
0
200km
Labe
GUINEA
Dabola
Kankan
Conakry
1

Siguiri gold mine is AngloGold Ashanti's only operation in Guinea. The mine is co-owned by AngloGold Ashanti (85%) and by the government of Guinea (15%). The mine is a conventional open pit operation situated in the Siguiri district in the northeast of Guinea. It lies about 850km north-northeast of the capital city of Conakry and 109km west of the border with Mali by road.

Gold-bearing ore is mined from several pits (generally three pits at any one time). The combination plant treats up to 50% fresh rock and 50% soft ore, with a total throughput of 11.4Mt per annum.

Attributable production from Guinea was 279koz of gold in 2022, or 17% of the region's production.

As at December 2022, the Mineral Resource (inclusive of Mineral Reserve) for Guinea was 9.2Moz (2021: 6.4Moz) and the Mineral Reserve was 2.3Moz (2021: 1.6Moz).


Inclusive Mineral Resource
0.3
3.0
Moz
5.9
Measured
Indicated
Inferred
Exclusive Mineral Resource
3.0
Moz
3.8
Indicated
Inferred
Mineral Reserve
0.3
Moz
2.0
Proved
Probable

Siguiri

Africa

Introduction

Property description

Société AngloGold Ashanti de Guinee, commonly known as Siguiri gold mine (Siguiri), is a production stage property. It is co-owned by AngloGold Ashanti (85%) and by the government of Guinea (15%). Gold-bearing ore is mined from several pits (generally three pits at any one time). Mining occurs primarily at Kami and Bidini pits in Block 1, as well as Saraya pit in Block 2.

Location

Siguiri is located approximately 850km north-northeast of Conakry, 25km northwest of the town of Siguiri and 220km southwest of the Malian capital Bamako, near the Malian border.

History

First gold mining can be traced back to the first great West African Empire, the Sarakolle Kingdom, but there are no reliable records of pre-western production. The French became involved in the area in the late 19th and early 20th centuries. Between 1931 and 1951, the French reported gold coming out of Siguiri, with figures varying between 1 and 3.8t annually however, little exploration work was completed.

There was a phase of Russian exploration in the area between 1960 and 1963. The Russian work focused on the placer deposits along the major river channels in the area. In 1980, Société Miniere Internationale du Québec (SOMIQ) gained the exploration rights for Siguiri and Mandiana. SOMIQ focused its work on the Koron and Didi areas. The Chevaning Mining Company Limited was then created to undertake a detailed economic evaluation of the prospect, with more intensive work beginning in the late 1980s.

Société Aurifere de Guinea (SAG) took over from its predecessors and continued work on the placer deposits. Production on the Koron placer reached a peak in 1992 with 1.1t gold produced and due to a number of difficulties, the mine was shut down later that year. In the mid-1990s, Golden Shamrock acquired and operated the project as an open pit and heap leach. In October 1996, Ashanti Goldfields Corporation acquired Golden Shamrock and operated Siguiri as a heap leach until 2004. Ashanti Goldfields Corporation merged with AngloGold Corporation in 2004 to become AngloGold Ashanti Limited. AngloGold Ashanti completed the design and construction of the 8.5Mtpa saprolite soft rock treatment plant and commissioned the plant in 2005. The plant capacity was later increased to 12Mtpa through a series of minor projects.

A Siguiri combination plant FS based on the requirement to process fresh and transitional material in combination with existing oxide material was completed in 2015. The combination plant conversion project began in 2017. The plant conversion allows the mine to treat 6Mtpa of sulphide ore and 6Mtpa of oxide ore. Construction was completed in March 2019, with the operation completing the optimisation and de-bottlenecking of the processing plant in 2021.

Legal aspects and tenure

Siguiri is mined under license from the government of Guinea. The published Mineral Resource and Mineral Reserve are covered by SAG mining concession D/97/171/PRG/SGG, totalling 1,494.5km^2.

The original SAG concession was granted under the Convention de Base between the République de Guinée, and SAG signed on 4 August 1997. The convention allows the concession to be explored and mined exclusively for gold, silver, and diamonds by SAG for 25 years from the date of the agreement, until 4 August 2022.

While the mining concession expired on 4 August 2022, a request for renewal was filed prior to its expiry in accordance with the provisions of the Revised Mining Convention on 1 February 2022 to extend the concession. Pursuant to the Revised Mining Convention, the mining concession can be renewed for one or more period(s) that cannot exceed 10 years each as long as the Revised Mining Convention is in force.

Mining method

Siguiri is currently a multi-pit fresh rock and oxide gold mining operation, mined by contract miner, Mota-Engil. The mining method is conventional selective mining using excavators and trucks on 3m high flitches. Three Caterpillar 6020B excavators are the main loading equipment matched with Caterpillar 777G dump trucks. In some deposits, a selective mining unit (SMU) of 10 x 10 x 3m has been defined based on historical grade control, the deposit type, and the mining equipment used to simulate the expected mining dilution and ore losses.

Operational infrastructure

Siguiri includes a processing plant, a TSF, and other infrastructure such as a mine village, a water supply system, roads, power supply by on-site generators and communications systems. Additional infrastructure includes on-site offices, accommodation and workshops to support remote mining. Power to the mine is self-generated using heavy fuel oil.

The town of Siguiri can be accessed via a small airfield and a well-paved road that connects Siguiri to Bamako in the north and Kouroussa in the south. Access to the mine via roads and to Siguiri is easily passable through most of the year, although some secondary roads are seasonal with limited access during the wet season.

Siguiri continued
Africa

Introduction continued

Mineral processing

The mined ore is processed using a hybrid CIL circuit plant and can treat 50% hard ore post-commissioning of a new ball mill and three-stage crushing plant in 2019. Unit operations include comminution, leaching, carbon adsorption and desorption, smelting and tailings disposal. Further modification of three leach tanks to CIL tanks was done in the fourth quarter of 2020, giving a total of seven tanks in the hybrid circuit. The combination plant treats up to 50% fresh rock and 50% soft ore, with a total throughput of 11.4Mt per annum. The mine is doing further optimisation work.

Risks

Siguiri submitted a request to extend the SAG mining concession in February 2022 prior to the expiration date. The process has advanced well and is expected to be completed in the first quarter of 2023. On approval, the concession will be extended for a maximum duration of 10 years. Note that the concession may be renewed for several successive periods, and the convention provides that the concession will be valid at least as long as the convention shall be in force, through at least 13 December 2041.

Recent risks that have been identified at Siguiri include:

- The recovery of Bidini which has been impacted by the presence of carbonaceous ore
- TSF capacity beyond 2026
- Performance of the combination plant to achieve the required mill throughput and recovery present a risk to the economic extraction of the estimated Mineral Resource and Mineral Reserve until the plant stabilises
- Encroachment of villages onto mining areas, artisanal and small-scale mining invasion in mining areas and increasing community demands and expectations
- The Pre-Feasibility Study (PFS) level of work on the geotechnical design for Sanutinti pit is ongoing. A detailed action plan will address this in the first quarter of 2023

The above items continue to be risks that could prevent eventual economic extraction of the estimated Mineral Resource and Mineral Reserve. However, mitigation plans are in place to significantly reduce the impact of these risks.

Map showing the location, infrastructure and mining licence area for Siguiri. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


Kouremale
Doko
Block 4
Kounkoun
Kounkoun
Block 3
Saraya West
Saraya
Foulata
Corridor N
Gontoron
Corridor S
Siguiri mine
Koron
TSF
Didi
Siguiri
Block 2
Block 1
0
10
20
30km
Plant centroid coordinates
11°33'54"N, 9°23'27"W
Licences
Mining
Exploration
N
Mine infrastructure
Pits
Plant
Stockpiles
Leach pad
TSF
Waste dumps
Deposit
Settlements
Towns
Village
Roads
Main
Secondary

Siguiri continued
Africa

Geology

Siguiri is situated in the northern part of the Siguiri Basin of Guinea, and is underlain by Lower Proterozoic rocks of the Birimian metasedimentary and volcano-sedimentary formations. Where exposed, the sediments consist of a well-bedded turbiditic sequence of greenschist facies siltstones, sandstones, greywackes and minor conglomerates, with some brecciated and possibly volcanic members. However, stratigraphic relationships in the area are poorly understood due to poor exposure and a thick lateritic duricrust covering large portions of the lease.

The Siguiri mineralisation occurs as secondary gold in alluvial or colluvial gravel in lateritic cover and primary vein-hosted mineralisation. The veins are quartz dominant and display various styles and orientations, with a sub-vertical northeast-trending conjugate quartz vein set predominating in most of the open pits, irrespective of the bedding orientation. Auriferous quartz veins show a robust lithological control and are best developed in the sandstone/greywacke units.

The primary structural and lithological trend in the current mining area of Block 1 changes from a north-south orientation in the south to a northwest-southeast orientation in the north.

The geology of Block 2 differs from Block 1 as it is mainly underlain by metavolcanic and volcanoclastics. However, mineralisation styles appear similar to those in Block 1, with Saraya appearing to be located on a north-south orientated structure.

Deposit type

Three main sedimentary packages are recognised in the Siguiri district, the Balato, Fatoya and Kintinian Formations. The basal Balato Formation is dominated by shale, siltstone, and greywacke centimetre-scale alternations. The overlying Fatoya Formation consists of metre-scale beds of greywacke fining towards the west. The Kintinian Formation is a thick package of shale and sandstone with a basal clast-supported conglomerate.

The orebodies are structurally controlled, and the area has undergone at least three distinct phases of deformation, with initial north-south compression developing minor folds. The second and largest deformation event is associated with east-west to the east-northeast and west-southwest directed compression leading to north-south structural architecture. The third event was a northwest and southeast compression that refolded existing structures.

A deep oxidation (weathering) profile is developed in the region, varying between 50 and 150m.

Mineralisation style

Primary gold mineralisation occurs in all three lithostratigraphic units of the Siguiri region, although most of the known mineralisation is found in the central and more competent Fatoya Formation. In some deposits, the mineralisation shows strong lithological control and is preferentially developed in coarser-grained units with higher fracture or vein densities than fine-grained rocks. The mineralisation dominantly follows sub-vertical north-south thrusts, northeast to southwest dextral shear zones, and west-northwest to east-southeast sinistral faults associated with the main (D2) deformation event. The mineralised veins are remarkable for the relative consistency of their northeast orientation, despite the highly variable orientation of bedding and significant structures.

Mineralised veins are more intensely developed along major structural trends, with quartz-carbonate-sulphide veining developed along structures. Some of these structures have developed as incipient faults and are represented by discrete stockworks of mineralised quartz-carbonate veins occurring along a trend instead of clearly defined continuous structures.

Mineralisation characteristics

Two styles of primary mineralisation have been recognised at Siguiri. The first is characterised by precipitation of gold-bearing pyrite associated with proximal albite and distal carbonate alteration and opening of carbonate-pyrite veins. The second style corresponds to east-northeast to west-southwest trending native gold-bearing quartz veins with carbonate selvages which cross-cut carbonate-pyrite veins and show arsenopyrite (pyrite) halos.

W-E Geological cross-section through the Siguiri deposits Sanutinti, Bidini and Kalamagna, elevation in mRL*



RL600
W
Sanutinti
Bidini
E
Kalamagna
Gold (g/t)
1
0.75
0.5
Lithology
Black shale
Breccia
Greywacke
Shale
Shale_K
Siltstone
RL300
RL0
KINTINIAN FORMATION
BRECCIO-COMGLOMERATE
FATOYA FORMATION

** mRL in this instance is equal to metres AMSL*

Siguiri continued
Africa

Exploration

Exploration activities at Siguiri are focused on testing the potential fresh ore below the mined-out pits and finding additional oxide ore in Block 1 near the mining areas, to ensure that the combination plant has enough material for the oxide (50%) and fresh (50%) blend to be maintained.

During the year most of the work focused on the Mineral Resource definition drilling at Blocks 1 and 3. Community challenges however did impact the reconnaissance drilling.

A PFS drilling programme commenced at Block 3 during the second quarter of 2022. The Mineral Resource definition drilling at Kounkoun progressed well despite delays due to rain. A total of 21,184m (including 960m RC) of reconnaissance drilling were achieved by the beginning of the fourth quarter of 2022.

Additionally, 594m of geotechnical drilling was undertaken during 2022.

Projects

Mining at Block 2 commenced in June 2021 following the completion of the FS. In 2022, mining started at Foulata and Saraya. The Mineral Resource drilling inside the mine design that aims to convert Inferred to Indicated Mineral Resource progressed well in 2022, with some residual Inferred Mineral Resource left behind. Drilling at Block 3 took place during the second quarter of 2022, with about 200koz of Inferred Mineral Resource converted to Indicated Mineral Resource based on more than 22,000m. The PFS for possible mining in 2025 is scheduled to be completed in the third quarter of 2023.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	20 x 40, 25 x 25	✔	✔	–	–	–
Inferred	20 x 40, 50 x 25, 50 x 50	✔	✔	–	–	–
Grade/ore control	5 x 12, 10 x 5, 10 x 10, 12.5 x 6.25, 12.5 x 7.5	–	✔	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Bidini	Measured	–	–	–	–
	Indicated	14.56	1.54	22.49	0.72
	Inferred	6.61	1.43	9.47	0.30
	Total	**21.18**	**1.51**	**31.97**	**1.03**
Sanutinti	Measured	–	–	–	–
	Indicated	2.02	2.13	4.30	0.14
	Inferred	0.89	1.19	1.06	0.03
	Total	**2.91**	**1.84**	**5.37**	**0.17**
Eureka East	Measured	–	–	–	–
	Indicated	0.95	1.23	1.17	0.04
	Inferred	0.54	1.11	0.60	0.02
	Total	**1.50**	**1.18**	**1.77**	**0.06**
Eureka North	Measured	–	–	–	–
	Indicated	1.52	1.28	1.95	0.06
	Inferred	0.28	1.32	0.37	0.01
	Total	**1.80**	**1.29**	**2.31**	**0.07**

Siguiri continued
Africa

Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Foulata	Measured	–	–	–	–
	Indicated	1.63	1.87	3.04	0.10
	Inferred	0.18	2.80	0.51	0.02
	Total	**1.81**	**1.96**	**3.55**	**0.11**
Kalamagna	Measured	–	–	–	–
	Indicated	6.22	1.03	6.43	0.21
	Inferred	1.13	1.13	1.28	0.04
	Total	**7.35**	**1.05**	**7.71**	**0.25**
Kami	Measured	–	–	–	–
	Indicated	31.94	1.01	32.23	1.04
	Inferred	21.33	1.02	21.73	0.70
	Total	**53.28**	**1.01**	**53.96**	**1.73**
Kosise	Measured	–	–	–	–
	Indicated	2.34	0.87	2.02	0.07
	Inferred	3.65	0.85	3.12	0.10
	Total	**5.99**	**0.86**	**5.15**	**0.17**
Kounkoun	Measured	–	–	–	–
	Indicated	3.36	1.52	5.12	0.16
	Inferred	8.94	1.33	11.94	0.38
	Total	**12.30**	**1.39**	**17.05**	**0.55**
Kozan North	Measured	–	–	–	–
	Indicated	4.89	0.72	3.54	0.11
	Inferred	0.21	0.69	0.14	–
	Total	**5.10**	**0.72**	**3.68**	**0.12**
Kozan South	Measured	–	–	–	–
	Indicated	14.13	0.77	10.90	0.35
	Inferred	1.24	1.05	1.30	0.04
	Total	**15.37**	**0.79**	**12.20**	**0.39**
Seguélén	Measured	–	–	–	–
	Indicated	10.31	0.92	9.49	0.31
	Inferred	4.71	0.95	4.49	0.14
	Total	**15.02**	**0.93**	**13.97**	**0.45**
Saraya	Measured	–	–	–	–
	Indicated	3.92	2.30	9.00	0.29
	Inferred	0.94	2.38	2.23	0.07
	Total	**4.86**	**2.31**	**11.23**	**0.36**

Siguiri continued
Africa

Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Sintroko South	Measured	–	–	–	–
	Indicated	20.21	0.96	19.39	0.62
	Inferred	13.86	1.21	16.82	0.54
	Total	**34.07**	**1.06**	**36.21**	**1.16**
Silakoro	Measured	–	–	–	–
	Indicated	1.56	1.54	2.41	0.08
	Inferred	0.24	1.98	0.48	0.02
	Total	**1.81**	**1.60**	**2.89**	**0.09**
Sokunu	Measured	–	–	–	–
	Indicated	12.07	0.82	9.90	0.32
	Inferred	8.20	1.05	8.60	0.28
	Total	**20.27**	**0.91**	**18.50**	**0.59**
Soloni	Measured	–	–	–	–
	Indicated	1.69	0.70	1.18	0.04
	Inferred	2.65	0.90	2.38	0.08
	Total	**4.34**	**0.82**	**3.56**	**0.11**
Sorofe	Measured	–	–	–	–
	Indicated	11.43	1.48	16.96	0.55
	Inferred	3.48	1.61	5.59	0.18
	Total	**14.91**	**1.51**	**22.55**	**0.73**
Stockpile (full grade ore)	Measured	3.45	1.04	3.60	0.12
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**3.45**	**1.04**	**3.60**	**0.12**
Stockpile (marginal ore)	Measured	11.75	0.54	6.35	0.20
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**11.75**	**0.54**	**6.35**	**0.20**
Stockpile (spent heap leach)	Measured	–	–	–	–
	Indicated	42.57	0.55	23.62	0.76
	Inferred	–	–	–	–
	Total	**42.57**	**0.55**	**23.62**	**0.76**
Siguiri	**Total**	**281.64**	**1.02**	**287.22**	**9.23**

Current Mineral Resource models for each deposit were used to update the mine planning process and for quoting the year end Mineral Resource and Mineral Reserve. Additional Mineral Resource drilling was incorporated into the updated models.

Siguiri continued
Africa

Estimation

Mineral Resource definition drilling is done with aircore drilling (AC), RC and DD. All available geological drill hole information is validated for use in the Mineral Resource models and together with the local geology of the deposit, and an understanding of grade variability, is used to categorise the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains which allows for the identification of high-grade outlier values which are capped, with some models post-processed using localised uniform conditioning (LUC). The Mineral Resource model is estimated using ordinary kriging into a 3D block model. Geological interpretation is based on geological drill hole data and mapping. The dimensions of the Mineral Resource blocks often used at Siguiri range from 10 x 10 x 3m to 30 x 30 x 6m sizes, guided by the shape of the deposit and the drilling density (drill pattern). The Mineral Resource is declared within an optimised Mineral Resource shell using a gold price of $1,750/oz.

Grade tonnage curve

Siguiri
Surface (metric)



Tonnes above cut-off grade (millions)
700
600
500
400
300
200
100
0
0.0
0.5
1.0
1.5
2.0
2.5
Cut-off grade (g/t)
4
3
2
1
0
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Siguiri	Measured	–	–	–	–
	Indicated	114.79	1.02	117.24	3.77
	Inferred	79.10	1.16	92.13	2.96
	Total	**193.90**	**1.08**	**209.37**	**6.73**

The exclusive Mineral Resource is reported considering mining, processing and operational costs between economic pit shells based on a gold price between $1,400/oz and $1,750/oz and the Inferred Mineral Resource component (which will require Mineral Resource definition drilling to an Indicated Mineral Resource). The exclusive Mineral Resource represents 73% of the total reported Mineral Resource. This is mainly driven by economics since most of the exclusive Mineral Resource is localised below the current pits.

Of the exclusive Mineral Resource, Sintroko South makes up 17%, of which 54% is Indicated Mineral Resource. Kami (sulphide) makes up 12% of the exclusive Mineral Resource, of which 62% is Indicated Mineral Resource. Sokunu makes up 9% of the exclusive Mineral Resource, of which 54% is Indicated Mineral Resource.

Year-on-year changes in Mineral Resource

Siguiri
Total (Moz)



Ounces (millions)
10
9
8
7
6
5
4
6.38
(0.33)
1.34
0.22
1.66
(0.05)
0.00
0.00
0.00
0.00
9.23
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

Successful exploration drilling activities at Sintroko, Sokunu, Saraya, Kozan South and North, Kalamagna and Kounkoun have led to new Mineral Resource being defined. Methodology changes have resulted in an increase by moving the estimation technique from ordinary kriging to a recoverable LUC model at Kounkoun and Kalamagna, to provide a better estimate of the recoverable portion of the ore above cut-off grade. Gold price increase has had a major impact on Mineral Resource shells at all deposits. This was partially offset by depletion and minor cost increases.

Siguiri continued
Africa

Inclusive Mineral Resource sensitivity

Siguiri


15
10
5
0
-5
-10
-15
-20
-25
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The percentage change (in tonnes, grade and ounces) at a lower ($1,550/oz) and a higher ($1,950/oz) Mineral Resource gold price is shown in the graph. The Mineral Resource is highly sensitive to a decrease in gold price and very sensitive to an increase in gold price on an ounce and tonnage basis.

Mineral Reserve
Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Bidini	Proved	–	–	–	–
	Probable	4.68	1.36	6.38	0.21
	Total	**4.68**	**1.36**	**6.38**	**0.21**
Sanutinti	Proved	–	–	–	–
	Probable	1.02	2.26	2.32	0.07
	Total	**1.02**	**2.26**	**2.32**	**0.07**
Foulata	Proved	–	–	–	–
	Probable	0.54	1.54	0.83	0.03
	Total	**0.54**	**1.54**	**0.83**	**0.03**
Kalamagna	Proved	–	–	–	–
	Probable	1.26	0.80	1.01	0.03
	Total	**1.26**	**0.80**	**1.01**	**0.03**
Kami	Proved	–	–	–	–
	Probable	13.12	0.85	11.14	0.36
	Total	**13.12**	**0.85**	**11.14**	**0.36**
Saraya	Proved	–	–	–	–
	Probable	2.90	2.01	5.82	0.19
	Total	**2.90**	**2.01**	**5.82**	**0.19**
Sorofe	Proved	–	–	–	–
	Probable	9.16	1.27	11.61	0.37
	Total	**9.16**	**1.27**	**11.61**	**0.37**
Stockpile (full grade ore)	Proved	3.45	1.04	3.60	0.12
	Probable	–	–	–	–
	Total	**3.45**	**1.04**	**3.60**	**0.12**
Stockpile (marginal ore)	Proved	11.75	0.54	6.35	0.20
	Probable	–	–	–	–
	Total	**11.75**	**0.54**	**6.35**	**0.20**

Siguiri continued
Africa

Mineral Reserve continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Stockpile (spent heap leach)	Proved	–	–	–	–
	Probable	43.00	0.55	23.62	0.76
	Total	**43.00**	**0.55**	**23.62**	**0.76**
Siguiri	**Total**	**90.88**	**0.80**	**72.67**	**2.34**

Estimation

The Mineral Resource models for each pit are depleted with surveys of actual mining to the end of September 2022 and forecast of depletion to the end of 2022. Costs are assigned on a pit-by-pit basis, reflecting the existing cost structure of the operation. The relevant dilution and ore-loss factors are applied and pit optimisation is then performed.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Cut-off grade g/t Au	Dilution %	Dilution g/t	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Bidini (sulphide)	1,400	0.80	34.4	0.2	100.0	90.0	94.6	102.8	100.0	80.5
Bidini (oxide)	1,400	0.65	16.8	0.2	100.0	90.0	99.8	100.2	100.0	88.0
Bidini (transitional)	1,400	0.80	23.0	0.2	100.0	90.0	88.1	101.9	100.0	80.5
Sanutinti (sulphide)	1,400	0.80	19.2	0.1	100.0	90.0	98.9	100.8	100.0	80.5
Sanutinti (oxide)	1,400	0.65	23.1	0.1	100.0	90.0	78.6	100.7	100.0	88.0
Sanutinti (transitional)	1,400	0.80	17.7	0.1	100.0	90.0	81.7	103.7	100.0	80.5
Foulata	1,400	0.90	39.0	0.4	100.0	90.0	73.4	109.9	100.0	88.0
Kalamagna	1,400	0.65	41.3	0.2	100.0	100.0	90.6	103.5	100.0	88.0
Kami (sulphide)	1,400	0.80	51.0	0.4	100.0	95.0	97.3	101.1	100.0	80.5
Kami (oxide)	1,400	0.65	33.4	0.2	100.0	95.0	96.1	100.8	100.0	88.0
Kami (transitional)	1,400	0.80	42.1	0.4	100.0	95.0	85.8	102.4	100.0	80.5
Saraya (sulphide)	1,400	1.10	31.3	0.2	100.0	85.0	95.9	101.8	100.0	80.5
Saraya (oxide)	1,400	0.90	23.4	0.1	100.0	85.0	85.3	105.1	100.0	88.0
Saraya (transitional)	1,400	1.10	20.0	0.2	100.0	85.0	61.6	102.7	100.0	80.5
Sorofe (sulphide)	1,400	0.80	14.9	0.2	100.0	90.0	97.3	101.0	100.0	80.5
Sorofe (oxide)	1,400	0.65	37.8	0.2	100.0	90.0	90.3	103.4	100.0	88.0
Sorofe (transitional)	1,400	0.80	26.5	0.2	100.0	90.0	81.0	103.5	100.0	80.5
Stockpile (full grade ore)	1,400	–	–	–	100.0	100.0	100.0	100.0	100.0	88.0
Stockpile (marginal ore and spent heap leach)	1,400	–	–	–	100.0	100.0	100.0	100.0	100.0	85.0

The relevant modifying factors such as MetRF, geotechnical parameters, cut-off grades, and economics are applied to generate the mine designs that are used to estimate the final Mineral Reserve.

As at 31 December 2022, the Siguiri gold Mineral Resource was 9.2Moz, and the Mineral Reserve was 2.3Moz.

Siguiri continued
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Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Bidini	0.10	1.29	0.13	0.00
Sanutinti	0.10	2.18	0.22	0.01
Foulata	0.03	1.59	0.04	0.00
Kami	3.31	0.87	2.88	0.09
Saraya	0.29	2.12	0.62	0.02
Sorofe	0.94	1.28	1.19	0.04
Total	**4.77**	**1.07**	**5.09**	**0.16**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 7% of the Mineral Reserve plan of four years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Year-on-year changes in Mineral Reserve

Siguiri
Total (Moz)



3.0
2.5
2.0
1.5
1.0
0.5
0.0
Ounces (millions)
1.64
(0.26)
0.73
0.22
0.27
(0.05)
0.00
0.00
0.06
(0.27)
0.00
2.34
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The increase was primarily due to first-time Mineral Reserve at Sorofe, Sanutinti, Kalamagna, as well as exploration infill drilling updates at Kami, Bidini and Saraya. An increase in the gold price from $1,200/oz to $1,400/oz, as well as optimisation of the Saraya and Kami pits also contributed to the increase in Mineral Reserve. This was offset partially by increased costs as well as the limitations within the Bidini pit design at depth, based on the possible minimum mining width within the proposed pit optimisation.

Mineral Reserve sensitivity

Siguiri



6
4
2
0
-2
-4
-6
-8
-10
Percentage change
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

Siguiri is sensitive to gold price changes. An increase in the Mineral Reserve gold price to $1,500/oz has a minimal upside as the pits remain constrained and a large percentage of Mineral Reserve comes from stockpiles. There is a significant downside in ounces at a lower gold price of $1,300/oz as parts of marginal ore stockpiles become uneconomic.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Adama Sissoko	MAusIMM	224 835	29 years	GDE (Mining Engineering), BSc Hons (Geology)
Mineral Reserve	Desiderius Kamugisha	MAusIMM	227 181	21 years	BSc (Mining Engineering)

Tanzania

Africa


Legend:
1 Geita
Operation
0
200km
Lake Victoria
Mwanza
Arusha
Kigoma
Tabora
Tanga
TANZANIA
Dodoma
Dar-es-Salaam

Geita gold mine (GGM or Geita), one of AngloGold Ashanti's flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita.

The Geita gold deposits are mined as a multiple open pit and underground operation, with ore production from Star and Comet, Nyankanga and Geita Hill underground mines, and from Nyamulilima open pit. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.2Mt.

Attributable production from Tanzania was 521koz of gold in 2022, or 32% of the region's production.

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for Tanzania was 9.9Moz (2021: 8.2Moz) and the Mineral Reserve was 3.6Moz (2021: 2.6Moz).


Inclusive Mineral Resource
0.9
3.1
Moz
5.9
Measured
Indicated
Inferred


Exclusive Mineral Resource
0.2
3.1
Moz
2.6
Measured
Indicated
Inferred


Mineral Reserve
0.3
Moz
3.3
Proved
Probable

Geita
Africa

Introduction

Property description

GGM is wholly-owned and operated by Geita Gold Mining Limited (GGML), a subsidiary of AngloGold Ashanti Limited. GGM currently has three underground mines (Star and Comet, Nyankanga and Geita Hill) and one open pit (Nyamulilima Cuts 1, 2 and 3) which has been in production since 2021. The property is currently in a production stage.

Location

GGM is located approximately 1,200km from the main Tanzanian business centre of Dar es Salaam. It falls within the Lake Zone of northwestern Tanzania, approximately 120km west of Mwanza and 4km west of the town of Geita. The mining lease area falls within the Archaean Sukumaland Greenstone Belt of the Lake Victoria goldfields.

History

Gold mineralisation is reported to be first discovered in the Geita district in 1898 by a German prospector. A regional survey by a Kenyan company, Saragura Prospecting Syndicate, followed in 1930. The first mine was developed in 1934, and between 1936 and 1966, Geita was the largest gold mine in East Africa, producing 1Moz of gold from underground operations.

In 1996, Ashanti Goldfields Company Limited acquired the Geita tenure through the acquisition of Cluff Resources, and acquired the Kukuluma and Matandani in 1998 from Samax Resources Limited. In December 2000, Ashanti Goldfields Company Limited reached an agreement to sell 50% interest in Geita to AngloGold Limited for $324m. AngloGold added its neighbouring Nyamulilima Hill deposits into the JV company. In 2004, the merger of AngloGold Limited and Ashanti Goldfields Company Limited resulted in the operation being wholly run by the combined Company AngloGold Ashanti.

GGM commenced open pit mining in 1999, with open pit mining at Nyankanga between 1999 and 2020, at Geita Hill between 2001 and 2019, at Kukuluma and Matandani between 2002 and 2007, and at Star and Comet between 2007 and 2014. In 2015, a decision was taken to go underground at Star and Comet, and the underground development started in 2016. In 2017 the Nyankanga underground operation commenced and in 2020 the Geita Hill underground commenced and is scheduled to ramp-up to full production by the end of 2023.

The Nyankanga open pit, the only remaining operating pit at the time, was mined to completion in September 2020. In April 2021, the Nyamulilima open pit commenced operations.

Legal aspects and tenure

The special mining licence (SML45/99) is jointly owned by GGML and Samax Resources Limited. It covers an area of approximately 196.27km^2, and expires on 26 August 2024. Ongoing engagement with the government of the Republic of Tanzania is required to renegotiate existing development agreements and renewal of the SML. Within the SML there are also seven primary mining licences of approximately 0.629km^2 which belong to third parties. There are a further 31km^2 of prospecting licences in the immediate vicinity to the SML which do not contain any Mineral Reserve. GGM also holds 690km^2 of prospecting licences located in Dodoma, Singida and Shinyanga regions, which do not contain any Mineral Resource or Mineral Reserve. In 2023, exploration licenses in Central Tanzania will transfer to a new Greenfields Company, Geita Greenfields Mineral Exploration Limited. All these licences are in good standing.

Mining method

Mining at Geita uses both open pit and underground mining methods. The Nyamulilima open pit commenced production in April 2021 and reached full production during 2022. Open pit mining is by conventional truck and shovel methods, where production mining equipment is operated by GGM with Capital Mining Services Tanzania Limited providing production and grade control drilling services, and Orica providing blasting and explosives services. Underground mining commenced at Star and Comet in 2016 and subsequently at Nyankanga in 2017, and most recently Geita Hill in 2020. Star and Comet underground has successfully transitioned to owner mining and the mining contractor African Underground Mining Services is used at Nyankanga and Geita Hill for underground development and stoping. The underground mining method is a combination of longitudinal open stoping and TOS. Cemented aggregate backfill is used at Nyankanga to fill the primary stopes and allows for the mining of secondary stopes. Ore is hauled from the Nyamulilima open pit (22km) and from Star and Comet (17km), Nyankanga (4km) and Geita Hill (2km) underground operations to the central run-of-mine (ROM) pad by the Geita surface mining fleet.

Operational infrastructure

Surface infrastructure associated with the overall Geita operation includes a 5.2Mtpa CIL processing plant, a TSF, a camp, an airstrip, open pit and underground workshops and offices, contractor yards, backfill plants and explosives suppliers. Power to the mine is self-generated at Geita's 40MW power plant using diesel generators, however, there is planned construction of a 33kV hydropower station by Tanzania Electric Supply Company Limited (TANESCO).

Mineral processing

Geita's ore processing method is a conventional CIL process with a throughput capacity of 5.2Mtpa. The circuit contains a primary gyratory crusher, secondary and tertiary crushers, a SAG mill, a ball mill and 12 leach tanks. This is coupled with a gravity circuit using two Knelson concentrators. In planning the plant feed blend material, hardness grade, oxide and sulphide content are considered in order to optimise throughput and recovery.

Geita continued

Africa

Introduction continued

Risks

No significant risks or uncertainties were identified that would prevent eventual economic extraction of the Mineral Resource and Mineral Reserve. GGM does have a risk management process in place whereby operational risk is identified, mitigated and managed.

The addition of Nyamulilima Cuts 1 and 2 to the existing underground operations reduces the Mineral Reserve risk at Geita. The key is to have both open pit and underground operations in progress. Mitigating actions put in place focus on optimising the exploration and project plans to convert Inferred Mineral Resource to Indicated Mineral Resource, thereby allowing mine planning to convert it to a Mineral Reserve. Other risks to the Mineral Reserve include, reduced underground production efficiencies when transitioning to owner mining in selected areas, ball mill and crusher plant integrity and Mineral Resource to Mineral Reserve conversion.

The socio-economic impacts, political engagements and environmental concerns plans are well managed with Competent Persons driving the outcomes and actions. The systems that have been put in place covers everything needed for the safe, effective, responsible governance of Geita.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2022 by SRK Consulting and found no significant flaws in process or output. The certificate of sign-off has been received to state that the Mineral Resource and Mineral Reserve estimates are reported in accordance with the SAMREC Code.

Map showing the location, infrastructure and mining licence area for Geita Gold Mine. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM Pad
Stockpiles
TSF
Waste dumps
Raw water dam
Underground access
Active
Planned
Deposit
Settlements
Towns
Villages
Roads
Main
Secondary
Airfield
N
Matandani
Kukuluma
Chipaka
Mchauru
Nyakabale
Mugusu
Geita Hill East
Selous
Geita Hill West
Geita
Nyankanga
Nyamulilima
Star & Comet
Kalondwa Hill
Ridge 8
Samina
Mpomvu
Plant centroid coordinates
2°51'53"N, 32°11'12"W
0
1.5
3
6km

Geology

GGM is hosted in the Geita Greenstone Belt (GGB), which is a northern segment of the Sukumaland Greenstone Belt, located in the northwestern part of the Tanzania Craton and south of Lake Victoria. This Archaean sequence strikes almost east-west, extending for about 80km and is up to 20km wide. The GGB sits dominantly within the Nyanzian Supergroup stratigraphy that is subdivided into the Lower Nyanzian and the Upper Nyanzian Groups.

Deposit type

A simplified stratigraphy of the main igneous rocks in the Geita area is summarised as: Archaean gabbro, basalts, intermediate to acid volcanoclastic sediments, diorites, tonalites-granodiorites, granites and Proterozoic gabbro dykes.

Geita continued
Africa

SE-NW Long-section of Star and Comet underground (looking southwest), elevation in mRL*


SE
NW
S&C Cut3-Ridge8 Gap (Cut5)
S&C Cut3
S&C Cut2
Ridge 8
1500 Elev
1000 Elev
500 Elev
Au above 2g/t (pre-2022 drilling)
Au above 2g/t (2022 drilling)
Historic voids (1934-1966)
Underground design
Advance Underground infrastructure
Planned and ongoing 2022-2023 Drilling programmes

** mRL in this instance is equal to metres AMSL*

Across the Archaean-Proterozoic rocks there is a property-wide paleo-drainage system, which likely flowed towards Lake Victoria. These late sediments likely represent the remnants of a much thicker package that might have covered all the hills exposed today. Both the Archaean-Proterozoic rocks and paleo-alluvials are covered by ferricrete at different levels of induration and evolution, up to 15m thick.

The Geita gold deposits are shear-hosted, Archaean orogenic gold deposits. Within the GGML leases, the GGB is subdivided into three major mineralised trends:

- Geita Central Trend, hosting the Nyankanga, Geita Hill and Lone Cone deposits
- Nyamulilima Trend in the west, hosting the Star and Comet, Ridge 8 and Nyamulilima deposits
- Matandani-Kukuluma Trend to the northeast, hosting the Matandani and Kukuluma deposits

The Geita Central Trend contains three major gold deposits occurring along a northeast-southwest mineralised trend: Geita Hill (northeast), Lone Cone and Nyankanga (southwest). Other prospects occur singly: Chipaka in the centre of the GGB, and Kalondwa Hill, P30, Fukiri-Jumanne along a northwest-southeast trending ironstone ridge. Geita Hill, Lone Cone and Nyankanga occur along a moderately northwest-dipping system of reverse faults that have been reactivated several times during subsequent deformation events. The mineralisation is mainly related to diorite and BIF contacts exploited by the shear system. The alteration is restricted within the ore zone and consists of secondary sulphide (mainly pyrite), silica, carbonate and moderate potassic alteration.

The Nyamulilima Trend contains three major gold deposits on an approximately northwest-southeast mineralised trend: Nyamulilima in the northwest (historically named Roberts), Star and Comet, and Ridge 8 in the southeast. Individual deposits occur along a series of north-south trending, steeply dipping, left stepping en-echelon fault zones that cut across the ironstone-rich sediments and granite-granodiorite-tonalite intrusions. Mineralisation is preferentially localised along fault zones where they cut the ironstone-granitoid contacts. The mineralisation is associated with secondary pyrite and minor pyrrhotite, silica, carbonate and actinolite alteration.

The Kukuluma Trend contains five gold deposits distributed along an approximately east-west mineralised trend: Area 3 South in the east, Area 3 Central, Area 3 West, Kukuluma and Matandani in the west. The mineralisation is steeply dipping along the contacts of intermediate fine-grained intrusions and magnetite rich chert and ironstone showing a general en-echelon, left stepping geometry. The gold is associated with secondary pyrite, arsenopyrite and minor pyrrhotite. Magnetite, silica, carbonate and amphibole alteration are variably present within the mineralised zone.

Mineralisation style

Deformation in the GGB comprises of early stages of ductile shearing and folding (D1 to D5), with periodic emplacement of large diorite intrusive complexes, sills and dykes. Later stages of deformation (D6 to D8) involved development of brittle-ductile shear zones, with faults developed in the later stages of deformation, with late emplacement felsic porphyry dykes within the GGB, and granitic intrusions located on the margins of the GGB.

Geita continued
Africa

Gold mineralisation occurred late in the tectonic history of the GGB, synchronous with the development of brittle-ductile shear zones (D6). Mineralisation is dominantly sulphide replacement of magnetite-rich layers in ironstone, with local replacement of ferromagnesian phases and magnetite in the diorite intrusions. Primary gold mineralisation is associated with the intersection of the brittle-ductile shear zones and pre-existing fold hinges, with higher-grade concentrations associated with BIF lithologies and with diorite dyke and sill contacts.

Mineralisation characteristics

The mineralisation in the GGB is preferentially hosted within deformation zones developed along the contact of BIF and porphyries of various compositions, and associated with major shear systems. The structures associated with the mineralised system are well-defined, the alteration zone is restricted to the mineralised zone, and quartz veins are rare or missing although silicification is common.

SE-NW Oblique view of Nyankanga underground (looking south), elevation in mRL*



SE
WN
Block 5
Block 4
Block 1
Block 2
Block 3
Down plunge
Down plunge
Down plunge
1400mRL
1200mRL
1000mRL
800mRL
600mRL
400mRL
LEGEND
>=2g/t Au intercepts (2022)
>=2g/t Au intercepts (pre-2022)
2022 Drilling
Nyankanga pit shell
Designed Stope
Advanced UG Infrastructure
Planned UG Infrastructure

** mRL in this instance is equal to metres AMSL*

Exploration

The current operations are supported by a LOM plan up to 2030, with an annually updated LOM exploration strategy in place for Mineral Resource growth as well as to replace and grow the Mineral Reserve at a rate that is greater than the current depletion rate of 0.6Mozpa.

The exploration strategy aims to undertake exploration drilling that will target Mineral Resource definition in the underground mines securing near-term ounces, in conjunction with exploration targeting underground extension for Mineral Resource growth, and surface exploration of key prospects testing for potential future open pit and underground mining opportunities.

The GGM underground exploration strategy is focused on increasing the Mineral Resource and Mineral Reserve base of the underground mining operations, namely Nyankanga, Star and Comet (currently in operation), and Geita Hill (in development). The underground exploration drilling targets Mineral Resource extension, thereby allowing mine planning to convert it to a Mineral Reserve in line with Geita's strategic options and LOM plan.

Underground exploration drilling at Star and Comet focuses on extension of the Cut 2 and Cut 3 orebodies to depth, and lateral extension from Cut 3 towards the Cut 5 and Ridge 8 orebodies. At Nyankanga, drilling in 2022 focused on Mineral Resource definition in Blocks 1 and 2, and extension of the Block 4 orebody along strike, and up and down-dip. At Geita Hill, the drilling to convert Inferred Mineral Resource to Indicated Mineral Resource, thereby allowing mine planning to convert it to a Mineral Reserve, has been ongoing since June 2021, and has focused on drilling Blocks 1 and 2. Surface drilling at Geita Hill underground that was completed in October 2022, focused on Inferred Mineral Resource to Indicated Mineral Resource conversion at Geita Hill Blocks 4, 5 and 6, targeting Inferred Mineral Resource below the Geita Hill East open pit.

Surface exploration is focused on advancement of known prospects within GGM's lease holdings to identify new open pit and underground production opportunities and develop them into production. The recent success at Nyamulilima where drilling commenced in mid-2019, and continued through 2020 and was completed in 2021, has resulted in the definition of a significant open pit, which commenced open pit production in April 2021. Future surface exploration will continue to explore targets in the Nyamulilima district for further open pit potential, to provide near-term value in the LOM plan - including drilling targets such as Xanadu, Xanadu West, Mabe and Selous, which are high priority targets for exploration from 2023 to 2025.

Exploration targeting has identified numerous targets for testing for new discovery and development into major long lead projects to sustain Geita operations in the future. There are approximately 50 conceptual exploration targets within GGM's leases, with exploration plans in place to test higher priority targets in 2023, including Prospect 5 (Geita Hill orebody extension to the northeast) and Fukiri-Jumanne (potential for the western extension of Nyankanga-type orebodies).

Geita continued
Africa

Projects

Full production will begin in 2023 on completion of the Geita Hill underground FS. The refractory ore project which encompasses, Matandani, Kukuluma and Area 3 was postponed in 2017 due to high capital costs related to plant modifications required to treat the refractory ore and the transition to underground mining. Drilling was completed in 2015 within the Matandani pit, which contains the largest Mineral Resource potential. Metallurgical scoping test work was successfully concluded in 2016 and the PFS that was planned to commence in 2017 was put on hold.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	10 x 10, 10 x 15	✔	✔	–	–	–
Indicated	10 x 10, 10 x 15, 20 x 20, 25 x 15, 25 x 40, 40 x 20, 40 x 40	✔	✔	–	–	–
Inferred	20 x 20, 40 x 40, 50 x 40, 50 x 50, 80 x 40	✔	✔	–	–	–
Grade/ore control	5 x 10, 10 x 5, 10 x 15	✔	✔	–	–	–

Drill hole spacing over the Geita projects is variable, where drilling at Geita varies from a 10 x 10m to 40 x 40m grid for an Indicated Mineral Resource and a 20 x 20m to 80 x 40m grid for an Inferred Measured Mineral Resource. Drilling to a Measured Mineral Resource is typically completed as grade control drilling from a 5 x 10m to 10 x 15m grid spacing.

As at 31 December 2022, the Geita gold Mineral Resource was 9.9Moz, and the Mineral Reserve was 3.6Moz.



Geita processing plant at dusk

Geita continued
Africa

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Area 3 West (oxide)	Measured	–	–	–	–
	Indicated	0.70	2.44	1.70	0.05
	Inferred	0.00	1.88	0.01	0.00
	Total	**0.70**	**2.44**	**1.70**	**0.05**
Chipaka	Measured	–	–	–	–
	Indicated	0.48	2.01	0.96	0.03
	Inferred	1.04	2.24	2.33	0.07
	Total	**1.51**	**2.17**	**3.28**	**0.11**
Kalondwa Hill	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.71	3.64	2.59	0.08
	Total	**0.71**	**3.64**	**2.59**	**0.08**
Kukuluma	Measured	–	–	–	–
	Indicated	0.19	4.13	0.78	0.03
	Inferred	0.42	3.93	1.65	0.05
	Total	**0.61**	**3.99**	**2.43**	**0.08**
Matandani	Measured	–	–	–	–
	Indicated	2.00	1.95	3.89	0.13
	Inferred	4.32	3.33	14.39	0.46
	Total	**6.31**	**2.89**	**18.28**	**0.59**
Nyamulilima –Cuts 1, 2 and 3	Measured	–	–	–	–
	Indicated	49.32	1.84	90.76	2.92
	Inferred	18.03	1.63	29.38	0.94
	Total	**67.35**	**1.78**	**120.14**	**3.86**
Selous (open pit)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.33	1.95	2.58	0.08
	Total	**1.33**	**1.95**	**2.58**	**0.08**
Stockpile (full grade ore)	Measured	2.80	1.44	4.04	0.13
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**2.80**	**1.44**	**4.04**	**0.13**
Stockpile (marginal ore)	Measured	–	–	–	–
	Indicated	7.13	0.85	6.03	0.19
	Inferred	–	–	–	–
	Total	**7.13**	**0.85**	**6.03**	**0.19**
Stockpile (refractory ore)	Measured	–	–	–	–
	Indicated	0.56	2.80	1.57	0.05
	Inferred	–	–	–	–
	Total	**0.56**	**2.80**	**1.57**	**0.05**

Geita continued
Africa

Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
Geita Hill (underground) – West	Measured	–	–	–	–
	Indicated	3.40	3.64	12.38	0.40
	Inferred	2.27	3.78	8.58	0.28
	Total	**5.67**	**3.69**	**20.96**	**0.67**
Geita Hill (underground) – East	Measured	–	–	–	–
	Indicated	7.59	3.70	28.05	0.90
	Inferred	2.04	3.68	7.53	0.24
	Total	**9.63**	**3.69**	**35.58**	**1.14**
Nyankanga (underground) – Blocks 1 and 2	Measured	0.12	4.43	0.53	0.02
	Indicated	2.49	4.78	11.92	0.38
	Inferred	1.03	4.21	4.36	0.14
	Total	**3.65**	**4.61**	**16.81**	**0.54**
Nyankanga (underground) – Blocks 3 and 4	Measured	3.48	4.50	15.63	0.50
	Indicated	4.06	3.64	14.78	0.48
	Inferred	1.36	3.01	4.08	0.13
	Total	**8.89**	**3.88**	**34.50**	**1.11**
Nyankanga (underground) – Block 5	Measured	0.95	3.77	3.57	0.11
	Indicated	0.76	3.08	2.32	0.07
	Inferred	0.47	2.37	1.11	0.04
	Total	**2.17**	**3.23**	**7.01**	**0.23**
Ridge 8 (underground)	Measured	–	–	–	–
	Indicated	0.50	4.19	2.10	0.07
	Inferred	1.80	4.61	8.30	0.27
	Total	**2.30**	**4.52**	**10.41**	**0.33**
Star and Comet (underground) – Cut 2	Measured	0.35	3.58	1.25	0.04
	Indicated	0.39	3.86	1.51	0.05
	Inferred	0.28	5.19	1.46	0.05
	Total	**1.02**	**4.12**	**4.22**	**0.14**
Star and Comet (underground) – Cut 3	Measured	0.73	4.61	3.35	0.11
	Indicated	0.75	4.89	3.65	0.12
	Inferred	0.36	5.51	1.96	0.06
	Total	**1.83**	**4.90**	**8.95**	**0.29**
Star and Comet (underground) – Cut 5	Measured	–	–	–	–
	Indicated	0.41	5.72	2.32	0.07
	Inferred	0.75	7.23	5.39	0.17
	Total	**1.15**	**6.70**	**7.71**	**0.25**
Geita	**Total**	**125.33**	**2.46**	**308.80**	**9.93**

Geita continued
Africa

A significant portion of the open pit inclusive Mineral Resource is informed by Nyamulilima open pit, inside the $1,750/oz gold price Mineral Resource optimisation shell. The Kukuluma/Matandani open pit Mineral Resource includes several small open pits informing the Mineral Resource. The underground inclusive Mineral Resource is informed by Geita Hill underground, Nyankanga underground, Star and Comet underground, and Ridge 8 underground. Stockpiles in the Mineral Resource are made up of full grade ore, low-grade ore and refractory ore.

Estimation

For the open pits, mineralisation boundaries for the individual deposits are defined from detailed logging of all geological drill holes. This information is validated and then geological wireframes are interpreted to create a 3D geological model. The geological model is subsequently used in conjunction with an appropriately dimensioned block model. Ordinary kriging is used to interpolate values into block models, and uniform conditioning (UC) and LUC methods are used to generate a recoverable Mineral Resource block model, which estimates the proportion of ore that occurs above the Mineral Resource cut-off grade assuming a specified SMU. The open pit Mineral Resource is reported within a $1,750/oz optimised pit shell and above the mineralised waste cut-off grade per pit.

For the underground Mineral Resource, the geological model is generated in the same way as for the open pits. However, a high-grade wireframe is delineated within the broader, lower-grade mineralised envelope. In this instance, all geological controls are adhered to when determining this domain. Ordinary kriging models are then constructed within the low and high-grade domains, and numerous validation exercises are completed to ensure robust estimates are achieved. The underground Mineral Resource is reported inside a MSO volume generated using a unique underground cut-off grade for each deposit.

The ultimate open pit designs are used as the limiting boundaries between the open pits and underground during model compilation. The underground stopes and development are evaluated using the ordinary kriging block models and the open pit designs are evaluated using the LUC block models.

Stockpiled material above mineralised waste cut-off grade is included in the Mineral Resource.

Grade tonnage curves

Geita
Surface (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Geita
Underground (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Geita	Measured	1.80	4.15	7.50	0.24
	Indicated	40.32	2.03	81.96	2.63
	Inferred	36.21	2.64	95.71	3.08
	Total	**78.33**	**2.36**	**185.16**	**5.95**

The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied and is reported considering mining, processing and operational costs between economic pit shells based on a gold price between $1,400/oz and $1,750/oz and the Inferred Mineral Resource component (which will require Mineral Resource definition drilling to an Indicated Mineral Resource). The exclusive Mineral Resource represents 60% of the total reported Mineral Resource, where the open pit is 2.78Moz, the underground is 3.11Moz, and 0.06Moz is stockpile.

Geita continued
Africa

Nyamulilima Cuts 1, 2 and 3 open pit make up 63% (1.80Moz) of the surface exclusive Mineral Resource, of which 47% is classified as Indicated Mineral Resource. Geita Hill East makes up 24% (1.29Moz) of the underground exclusive Mineral Resource, of which 68% is Indicated Mineral Resource. Nyankanga Blocks 3 and 4 make up 19% (1.0Moz) of the underground exclusive Mineral Resource, of which 78% of the exclusive Mineral Resource is classified as Indicated and Measured Mineral Resource.

Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Geita	Measured	–	–	–	–
	Indicated	8.09	3.73	30.15	0.97
	Inferred	3.84	4.12	15.84	0.51
	Total	**11.94**	**3.85**	**45.99**	**1.48**

The Mineral Resource below infrastructure of 1.48Moz is located below the mined out Geita Hill East open pit (1.14Moz) and below the mined out Ridge 8 open pit (0.34Moz).

Year-on-year changes in Mineral Resource

Geita
Total (Moz)



Ounces (millions)
11
10
9
8
7
6
8.23
(0.61)
0.48
0.97
0.38
0.37
0.00
0.05
0.06
0.00
9.93
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/disposal
2022

The increase is largely as a result of exploration success due to accelerated drilling activities because of the planned reinvestment, and changes in methodology were as a result of revised estimation parameters, and refined ore wireframes. The increase in the Mineral Resource price and favourable cost reductions in open pit haulage, general and administrative expenses and new underground contract rates led to lower cut-off grades resulting in additional Mineral Resource which was partially offset by depletion.

Inclusive Mineral Resource sensitivity

Geita



Percentage change
10
5
0
-5
-10
-15
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to a drop in the gold price to $1,500/oz and shows a decrease of 13% in tonnes and ounces. This is due to a higher cut-off grade, resulting in the exclusion of marginal ore, particularly in the underground operations. At a higher gold price, the Mineral Resource shows an increase of 5% in tonnage, and 1% in ounces.

Geita continued
Africa

Mineral Reserve
Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Nyamulilima – Cuts 1, 2 and 3	Proved	–	–	–	–
	Probable	30.00	2.13	63.90	2.05
	Total	**30.00**	**2.13**	**63.90**	**2.05**
Stockpile (full grade ore)	Proved	2.80	1.44	4.04	0.13
	Probable	–	–	–	–
	Total	**2.80**	**1.44**	**4.04**	**0.13**
Stockpile (marginal ore)	Proved	6.74	0.84	5.66	0.18
	Probable	–	–	–	–
	Total	**6.74**	**0.84**	**5.66**	**0.18**
Geita Hill (underground) – West	Proved	–	–	–	–
	Probable	0.74	3.95	2.94	0.09
	Total	**0.74**	**3.95**	**2.94**	**0.09**
Geita Hill (underground) – East	Proved	–	–	–	–
	Probable	2.26	4.23	9.57	0.31
	Total	**2.26**	**4.23**	**9.57**	**0.31**
Nyankanga (underground) – Blocks 1 and 2	Proved	–	–	–	–
	Probable	0.54	4.66	2.51	0.08
	Total	**0.54**	**4.66**	**2.51**	**0.08**
Nyankanga (underground) – Blocks 3 and 4	Proved	–	–	–	–
	Probable	3.57	4.23	15.11	0.49
	Total	**3.57**	**4.23**	**15.11**	**0.49**
Nyankanga (underground) – Block 5	Proved	–	–	–	–
	Probable	0.81	3.53	2.88	0.09
	Total	**0.81**	**3.53**	**2.88**	**0.09**
Star and Comet (underground) – Cut 2	Proved	–	–	–	–
	Probable	0.21	3.76	0.80	0.03
	Total	**0.21**	**3.76**	**0.80**	**0.03**
Star and Comet (underground) – Cut 3	Proved	–	–	–	–
	Probable	0.81	4.31	3.48	0.11
	Total	**0.81**	**4.31**	**3.48**	**0.11**
Geita	**Total**	**48.49**	**2.29**	**110.89**	**3.57**

Estimation

The Mineral Resource models are used as the basis for Mineral Reserve estimation. Input parameters for estimating the Mineral Reserve include gold price, mining dilution and recovery, geotechnical information, stay-in-business capital, operating costs, metallurgical recovery, processing capacity and mining equipment capacities.

Appropriate Mineral Reserve cut-off grades are applied and optimised pit shells are generated for the open pit sources. Pit designs are then done on selected shells and signed off by all relevant parties to ensure compliance to specifications. Underground designs

Geita continued
Africa

are completed and evaluated. These designs are incorporated into the production and treatment scheduling stages to yield ore tonnes and grades. Financial evaluations are completed for production and treatment schedules to check the cash flow analysis from the estimated Mineral Reserve.

The Mineral Reserve for Geita's operating and prospective pits, as well as underground mine areas is estimated using updated economic factors, latest Mineral Resource models, geological, geotechnical, mining engineering and metallurgical parameters. Environmental, sociopolitical, legal and regulatory factors are also considered.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Surface										
Nyamulilima - Cuts 1, 2 and 3	1,400	1.00	–	11.6	99.5	93.0	100.0	100.0	100.0	89.1
Stockpile (full grade ore)	1,400	0.90	–	–	–	–	–	–	100.0	90.9
Stockpile (marginal ore)	1,400	0.70	–	–	–	–	–	–	100.0	91.2
Underground										
Geita Hill - West	1,400	3.59	450	10.0	100.0	100.0	90.0	90.0	100.0	87.2
Geita Hill - East	1,400	3.35	2,500	10.0	100.0	100.0	90.0	90.0	100.0	87.2
Nyankanga - Blocks 1 and 2	1,400	2.91	2,500	10.0	100.0	100.0	86.0	86.0	100.0	91.4
Nyankanga - Blocks 3 and 4	1,400	3.07	2,500	12.1	100.0	100.0	95.2	95.2	100.0	91.4
Nyankanga - Block 5	1,400	2.77	2,500	17.0	100.0	100.0	95.0	95.0	100.0	89.8
Star and Comet - Cut 2	1,400	3.24	450	13.2	100.0	100.0	94.5	94.5	100.0	88.4
Star and Comet - Cut 3	1,400	3.58	450	12.2	100.0	100.0	92.5	92.5	100.0	80.4
Star and Comet - Cut 5	1,400	4.20	450	10.0	100.0	100.0	95.0	95.0	100.0	80.4

The relevant modifying factors such as Mineral Resource modification factor (RMF), Mine call factor (MCF), MCF and MetRF are applied to generate the mine designs that are used to estimate the final Mineral Reserve. For underground operations a MRF and dilution is applied.

Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Nyamulilima - Cuts 1, 2 and 3	18.03	1.63	29.38	0.94
Geita Hill - West	0.19	3.72	0.72	0.02
Geita Hill - East	0.34	4.13	1.40	0.04
Nyankanga - Blocks 1 and 2	0.17	4.19	0.73	0.02
Nyankanga - Blocks 3 and 4	0.21	2.59	0.54	0.02
Star and Comet - Cut 3	0.01	7.70	0.07	0.00
Star and Comet - Cut 5	0.09	2.80	0.26	0.01
Total	**19.05**	**1.74**	**33.09**	**1.06**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 23% of the Mineral Reserve plan of six years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Geita continued
Africa

Year-on-year changes in Mineral Reserve


Geita
Total (Moz)
Ounces (millions)
4.0
3.2
2.4
1.6
0.8
0.0
2.65
(0.55)
0.87
0.00
0.40
0.25
0.00
0.00
(0.06)
0.02
0.00
3.57
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The increase is mainly due to ongoing exploration drilling success resulting in larger pit designs at Nyamulilima and in the first-time reporting of the Geita Hill underground Mineral Reserve. An increase in the Mineral Reserve price and reduced costs mostly by reductions in hauling cost on surface and contractor rates is partially offset by depletion and operational changes.

Mineral Reserve sensitivity


Geita
Percentage change
20
15
10
5
0
-5
-10
-15
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

At Geita, the underground is less sensitive to changes in the Mineral Reserve price than the open pits. The Mineral Reserve on a tonnage basis is highly sensitive to a higher gold price of $1,500/oz as the resultant pit shell for Nyamulilima allows for more tonnage at a lower-grade with reduced cut-off grades to allow for more mineralised waste. At a lower Mineral Reserve price of $1,300/oz, the Mineral Reserve is highly sensitive as the resultant pit shell targets higher-grade ore as cut-off grades are increased, and the marginal ore is pushed to mineralised waste.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Damon Elder	MAusIMM	208 240	26 years	BSc Hons (Geology)
Mineral Reserve	Duan Campbell	ECSA	202 101 953	20 years	BEng (Mining)



Core processing at the Geita core shed facility


Legend:
1 Argentina, Cerro Vanguardia (92.5%)
2 Brazil, Serra Grande
3 Brazil, AGA Mineração
Operation
0
400km
1
2
3

Regional overview
Americas

Contribution to regional production


15
30
55
%
Cerro Vanguardia
AGA Mineração
Serra Grande

21%
Contribution to Group production

Regional overview continued

Americas

Key statistics

Operational performance	Units	2022	2021	2020
Tonnes treated/milled	Mt	**7.1**	7.8	7.5
Recovered grade	oz/t	**0.070**	0.066	0.081
	g/t	**2.40**	2.27	2.77
Gold production	000oz	**569**	559	649
Total cash costs	$/oz	**1,078**	917	720
All-in sustaining costs [1]	$/oz	**1,718**	1,582	972
Capital expenditure (operations)	$m	**322**	346	168

[1] World Gold Council Standard

Contribution to Group Mineral Resource


16.8
Moz
114.6
Americas
Rest of AngloGold Ashanti

Contribution to Group Mineral Reserve


3.0
Moz
27.4
Americas
Rest of AngloGold Ashanti



Indoor stacker reclaimer designed to blend for a constant silver grade at Cerro Vanguardia

Regional overview continued

Americas

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for the Americas region was 16.8Moz (2021: 16.6Moz*) and the Mineral Reserve was 3.0Moz (2021: 3.1Moz*).

This is equivalent to 13% and 10% of the Group's Mineral Resource and Mineral Reserve respectively. Combined production for the Americas was 569koz in 2022, equivalent to 21% of Group production.

The Americas region includes the mining jurisdictions in Brazil and Argentina. AngloGold Ashanti has three operations in the Americas. In Argentina, the Company has one mining operation: the Cerro Vanguardia mine co-owned by AngloGold Ashanti (92.5%) and Fomento Minero de Santa Cruz Sociedad del Estado (Fomicruz SE)(7.5%). In Brazil, the Company has two mining operations: Córrego do Sítio Mineração operations (AGA Mineração) which include the Cuiabá, Lamego and CdS mines, and Mineração Serra Grande (Serra Grande).

Americas Mineral Resource
Per operation (Moz)


2022
2021
12
10
8
6
4
2
0
2.88
2.81
3.82
3.64
9.89
10.31
Cerro Vanguardia
Serra Grande
AGA Mineração

Americas Mineral Reserve
Per operation (Moz)


2022
2021
2.5
2.0
1.5
1.0
0.5
0.0
0.55
0.55
0.82
0.74
1.69
1.71
Serra Grande
Cerro Vanguardia
AGA Mineração

** The previous reporting has been adjusted to exclude the Colombia and USA Projects which is included separately in the 2022 reporting*

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Americas	Measured	24.08	4.28	103.10	3.31
	Indicated	63.74	3.08	196.26	6.31
	Inferred	62.07	3.58	222.03	7.14
	Total	**149.90**	**3.48**	**521.39**	**16.76**

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Americas	Measured	16.88	4.20	70.94	2.28
	Indicated	41.41	2.77	114.85	3.69
	Inferred	61.85	3.57	220.98	7.10
	Total	**120.13**	**3.39**	**406.76**	**13.08**

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Americas	Proved	8.16	3.39	27.64	0.89
	Probable	23.64	2.79	65.88	2.12
	Total	**31.80**	**2.94**	**93.53**	**3.01**

ARGENTINA

Americas


Legend:
1 Cerro Vanguardia (92.5%)
Operation
0
1,000km
ARGENTINA
Buenos Aires
Bahía Blanca
1
Puerto San Julián
Rio Gallegos

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is its sole operation in Argentina. Fomicruz SE, a state company, owns the remaining 7.5%.

Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open pits with high stripping ratios and multiple narrow-vein underground mines.

The metallurgical plant, which includes a cyanide recovery facility, has a daily capacity of 3,500t. Cerro Vanguardia has been in operation for more than 20 years. Silver is produced as a by-product.

Attributable production from Argentina totalled 170koz of gold in 2022, or 30% of the region's production.

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for Argentina was 2.8Moz (2021: 2.9Moz) and the Mineral Reserve was 0.7Moz (2021: 0.8Moz).

Inclusive Mineral Resource


0.4
0.6
Moz
1.8
Measured
Indicated
Inferred

Exclusive Mineral Resource


0.4
0.4
Moz
1.3
Measured
Indicated
Inferred

Mineral Reserve


0.2
Moz
0.5
Proved
Probable

Cerro Vanguardia

Americas

Introduction

Property description

Cerro Vanguardia is a production stage gold-silver operation with multiple open pit and underground mines located within the property and mined simultaneously. The mine is operated by Cerro Vanguardia S.A. (CVSA) a company formed by AngloGold Ashanti (92.5%) and Fomicruz SE, a state-owned company operating in the province of Santa Cruz (7.5%). The climate is semi-arid and although snow does occur, winter is mild and exploration activities are normally possible all year round.

Location

Cerro Vanguardia is in the Santa Cruz province, southern Patagonia, Argentina, approximately 110km north-northwest of the coastal town of Puerto San Julián. Access to the area is by aircraft from Buenos Aires to Comodoro Rivadavia (380km) or Rio Gallegos (510km) and then by road to the mine site.

History

Gold exploration at the site was started in late 1980s by the state-owned Fomicruz SE and Minera Mincorp (JV between Anglo American Argentina Holdings Limited and a local private company Perez Companc). Cerro Vanguardia commenced as an open pit operation in 1998 and this was supplemented in 2010 with the start of shallow underground mining to access high-grade material. To complement the existing gold plant, a heap leaching operation was started in 2012. AngloGold purchased Minera Mincorp's share in Cerro Vanguardia in 1999, and the mine has been operated by AngloGold Ashanti since, with the remaining portion acquired from Perez Companc in 2002.

Legal aspects and tenure

The mining licence encompasses an area of approximately $543km^2$. The mining licence, 402642/CV/97, which covers the full Mineral Reserve was granted on 27 December 1996 and expires on 26 December 2036.

Mining method

The operation comprises both open pit and underground mining. Open pit mining is by conventional open pit methods with a double bench height of 20m and contributes 60% of the ore. Open pit mining is distributed between multiple operating pits, typically seven to 11 at any one time, depending on the plant feed requirements.

For the underground operations, longhole stoping is the mining method and, currently, there are four underground mines that are operated at the same time, located on the Osvaldo 8, Cuncuna, Liliana Norte and Liliana Sur veins. Three more underground mines are in development (Luciana 3, Rocio and Serena Norte). Underground mining represents around 40% of total production, a percentage that will increase in the coming years. Lower-grade material is stockpiled and processed on the heap leach.

Operational infrastructure

Infrastructure for Cerro Vanguardia is mostly located on-site. It includes a camp site with a capacity of 1,300 people, a Merrill Crowe plant, heap leaching facilities, cyanide recycling plant, mine laboratory, maintenance facilities, warehouses and sewage processing plant. Four natural gas power generators, fed by a 40km long pipeline, provide electricity to the operation. Natural gas is also used for heating. Mine office facilities are located in the main mining area.

Dewatering supplies water for use both as processing water and camp consumption. Due to the particular features of the mine, and in order to optimise hauling, all pits have local, single or multiple waste dumps. The TSF is located in and is contained by a natural depression.

Mineral processing

The process plant has a daily capacity estimated at 3,500tpd (1.2Mtpa), with gold and silver grades of around 4.25g/t and 120g/t respectively.

The plant comprises the following stages: crushing, milling, conventional leaching in tanks, counter current decant system in thickeners (CCD circuit), a CIL process, acid wash, elution, conventional Merrill Crowe process to recover gold and silver with metallic zinc, and a cyanide recovery plant (Cyanisorb). The tailings go directly to a conventional TSF, where there is also a water reclamation system for the plant.

In addition to the processing plant, there is a heap leach pad, with an annual capacity of 1.5Mtpa and gold and silver grades of around 0.7g/t and 20g/t respectively. The pregnant solution from this process goes directly to the CCD circuit in the process plant and to the Merrill Crowe process for gold and silver recovery.

Risks

There are no significant environmental risks. The Mineral Resource and Mineral Reserve estimates are sensitive to gold and silver prices as well as to the extreme local exchange rate fluctuations. The low-grades from the open pits, and difficult hydrogeological and geotechnical conditions for underground, are ongoing risks or uncertainties in the Mineral Resource and Mineral Reserve estimates that are managed on a day-to-day basis.

An independent external Mineral Resource and Mineral Reserve audit was undertaken in 2022 by WSP Golder and found no significant flaws in process or output. The certificate of sign-off has been received to state that the Mineral Resource and Mineral Reserve estimates are reported in accordance with the SAMREC Code.

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Map showing the location, infrastructure and mining licence area for Cerro Vanguardia, with the total mining lease area insert shown in the bottom right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


Vanguardia 2 CB11
Vanguardia 3 CB11
Vanguardia 3 CB13
Vanguardia 3 CB10
Cuncuna portal
Cuncuna CB5
to Comodoro Rivadavia / Rio Gallegos
Patty CB5
Aguila CB1
Luciana 1 CB1
Serena portal
Mónica CB6
Loma del Muerto CB8
Paula CB4
Serena Sur CB1
Loma del Muerto CB6 portal
Loma del Muerto CB12
Lucy portal
Zorro 3 portal
Osvaldo Diez CB8 portal
Oveja CB1
Liliana Norte portal
Liliana Sur portal
El Lazo CB1
Laguna del Mineral CB1
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N
0
2
4km
Plant centroid coordinates
48°23'08"S, 68°15'46"W
Insert: Total mining lease area
0
40
80
km

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S-N Underground view of Cuncuna vein, elevation in metres AMSL


N
300 Elev
200 Elev
100 Elev
0 Elev
-100 Elev
100 m
Legend
Vein
Ramp
Stopes above cut-off

Geology

The Cerro Vanguardia district is located within the southern Deseado Massif in the Santa Cruz province of Patagonia, Argentina. The Deseado Massif is an extensive rhyolite province of Middle to Upper Jurassic age. The most important geological feature in the Deseado Massif is an extended plateau formed by pyroclastic, epiclastic and extrusive rocks that were part of a strong explosive volcanic event. The volcanic event was associated with regional extensional tectonics developed during the Middle to Upper Jurassic and related to the opening of the Atlantic Ocean. The rocks representing this magmatism are termed the Bajo Pobre Formation and Bahia Laura Group. The Bajo Pobre Formation comprises andesites, basalts and mafic volcanic agglomerates. The Bahia Laura Group includes both the Chon Aike Formation (ignimbrites, tuffs, volcanic breccias, agglomerates, lavas, and domes) and the La Matilde Formation (tuffs and epiclastic volcanic interlayered with ignimbrites).

Deposit type

The Middle to Upper Jurassic ignimbrites and volcanic rocks of the Chon Aike Formation host the low-sulphidation epithermal gold and silver deposits. The thickness of the ignimbrite sequence is estimated to have exceeded 1,000m but some lateral variations have been identified across the district. Epithermal gold-silver bearing structures cut across all Jurassic rocks in the stratigraphy. The two main ignimbrite units, the Masiva-Lajosa and Granosa, host most of the mineralised veins.

The Masiva-Lajosa ignimbrite occurs at the top of the sequence while the Granosa ignimbrite occurs towards the bottom. These two ignimbrites are separated by two thinner, polymictic ignimbrite units (Brechosa and Brechosa Base) and a sequence of stratified crystal to ash-rich tuffs (Estratificada unit). The base of the sequence is a mixed unit of stratified ignimbrite intercalated with fine-grained tuffs (Estratificada Inferior ignimbrite).

Mineralisation style

Cerro Vanguardia is in the core of the 60,000km^2 Deseado Massif, one of the most extensive volcanic complexes in southern Patagonia. The Deseado Massif is deposited over Paleozoic low-grade metamorphic basement rocks. These rocks are exposed in erosional windows through overlying Cretaceous sediments and Tertiary to Quaternary basalts. The orebodies comprise a series of low-sulphidation epithermal vein deposits containing gold and large quantities of silver, which is recovered as a by-product.

Mineralisation characteristics

The mineralisation is concentrated in steeply-dipping quartz veins that cut the flat-lying ignimbrites and volcanoclastic rocks. The Cerro Vanguardia district contains more than 100 gold and silver-bearing epithermal veins for a cumulative exposed vein strike extension of more than 240km, of which 55 veins are currently known to contain economic gold and silver mineralisation.

The veins at Cerro Vanguardia consist mainly of quartz and adularia and contain minor electrum, native gold, silver sulphides and native silver as fine-grained disseminations. Vein textures are mainly characterised by colloform-crustiform banding, pseudomorphic quartz lattice textures, massive-to-vuggy quartz veins and vein breccias. $^{40}Ar/^{39}Ar$ dating on adularia from the Osvaldo Diez vein yielded ages of around 153Ma while the age of the thick sequence of ignimbrites hosting the veins has been dated between 166Ma and 150Ma.

Exploration

A total of 57,786m of DD, 4,951m of trenching and 1,945m of channel sampling had been completed during 2022.

Geophysical studies, geological and mineralisation mapping, among other studies, have also been carried out.

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Projects

During 2020 a new three-year exploration project began to test the district's remaining potential, considering known vein extensions, new exploration areas and geophysical targets. The strategic exploration programme has continued in 2021 and ended in 2022. The programme has added around 480koz of gold and 12.4Moz of silver Mineral Resource to Cerro Vanguardia.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	5 x 12, 10 x 6	✔	✔	–	✔	–
Indicated	40 x 40	✔	✔	–	✔	–
Inferred	80 x 80	✔	✔	–	✔	–
Grade/ore control	5 x 12, 6 x 10	✔	✔	–	✔	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Vein (open pit)	Measured	2.40	3.58	8.58	0.28
	Indicated	9.21	3.41	31.41	1.01
	Inferred	2.50	3.14	7.87	0.25
	Total	**14.11**	**3.39**	**47.86**	**1.54**
In situ heap leach stockwork material	Measured	3.33	0.49	1.65	0.05
	Indicated	11.93	0.47	5.55	0.18
	Inferred	1.82	0.46	0.84	0.03
	Total	**17.08**	**0.47**	**8.04**	**0.26**
Heap leach stockpiles	Measured	–	–	–	–
	Indicated	2.10	0.38	0.79	0.03
	Inferred	–	–	–	–
	Total	**2.10**	**0.38**	**0.79**	**0.03**
Vein (underground)	Measured	1.03	9.23	9.49	0.31
	Indicated	2.26	7.56	17.06	0.55
	Inferred	0.90	4.54	4.08	0.13
	Total	**4.18**	**7.32**	**30.63**	**0.98**
Cerro Vanguardia	**Total**	**37.48**	**2.33**	**87.32**	**2.81**

The silver Mineral Resource is associated as a by-product with the gold Mineral Resource.

Inclusive Mineral Resource by-product: silver

		Tonnes	Grade	Contained silver	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Cerro Vanguardia	Measured	6.76	62.52	422.50	13.58
	Indicated	25.50	57.54	1,467.19	47.17
	Inferred	5.22	124.84	652.10	20.97
	Total	**37.48**	**67.82**	**2,541.79**	**81.72**

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Estimation

The mineralisation boundaries for each geological entity (veins, stockwork and wall rock) are defined from detailed logging of all geological drill holes. This data is validated and the information is used to create a 3D model with cell block sizes of 5 x 25 x 5m. Volumetric measurements of the deposit are then determined using relevant block dimensions. Ordinary kriging is used to perform grade interpolation and field tests are conducted to determine appropriate *in situ* densities.

Conditional simulations are performed in the main deposits for uncertainty assessment and the Mineral Resource is then classified into Measured, Indicated and Inferred Mineral Resource categories according to the internal AngloGold Ashanti guidelines. Drill density is used to classify the Mineral Resource in the veins using conditional simulation.

Ordinary kriging is carried out for the three defined ore zones. Extreme values are normally capped for less than 1% of the sample distribution. Leapfrog™ is used to do the geological modelling, and Datamine® software is used for estimation. The variography is done by vein and for each ore zone (vein, stockwork and ignimbrite).

High-grade material is capped using probability plots from GSLIB™ for veins, stockworks and ignimbrites. Only gold and silver is included in the estimation process. In most of the veins, gold and silver have a direct relationship around a ratio of 1:8.

Grade tonnage curves

Cerro Vanguardia
Surface (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Cerro Vanguardia
Underground (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Cerro Vanguardia	Measured	4.82	2.88	13.89	0.45
	Indicated	17.49	2.23	39.09	1.26
	Inferred	5.00	2.35	11.74	0.38
	Total	**27.31**	**2.37**	**64.72**	**2.08**

The open pit exclusive Mineral Resource is primarily located between the pit design and the Mineral Resource shell and exists due to the difference in the economic parameters that have been used.

Where the grades of gold and silver are above the Mineral Resource cut-off but below the Mineral Reserve cut-off, significant zones of exclusive Mineral Resource are generated. Very deep Mineral Resource will not be converted in the near-term to Mineral Reserve and is therefore listed as exclusive Mineral Resource.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Cerro Vanguardia	Measured	0.10	8.07	0.83	0.03
	Indicated	0.64	6.96	4.45	0.14
	Inferred	0.66	3.33	2.19	0.07
	Total	**1.40**	**5.33**	**7.47**	**0.24**

All the Inferred Mineral Resource that has no ramp designed as yet is considered to be below infrastructure.

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Year-on-year changes in Mineral Resource

Cerro Vanguardia

Total (Moz)


Ounces (millions)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.88
(0.17)
0.09
(0.02)
0.17
(0.14)
0.00
0.00
0.00
0.00
2.81
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The changes were largely due to depletion and an increase in mining costs resulting in an increased cut-off grade and a reduction in both the open pit and underground Mineral Resource. This was partially offset by an increase in Mineral Resource price and exploration changes. In the open pit, the price and cost variables were offset, allowing for the same cut-off grade to be used as in 2021. In the underground, the price to cost ratio caused a decrease in the cut-off grade.

Inclusive Mineral Resource sensitivity

Cerro Vanguardia


Percentage change
20
15
10
5
0
-5
-10
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to both a drop and an increase in gold price. Significant amounts of low-grade material are present in the deposit which is reflected in the large tonnage increase and grade decrease at elevated gold prices. There is an 8% upside in ounces at a higher Mineral Resource price and 7% downside in ounces at a lower Mineral Resource price.

Mineral Reserve

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Vein (open pit)	Proved	0.70	3.01	2.10	0.07
	Probable	2.52	3.39	8.52	0.27
	Total	**3.21**	**3.30**	**10.62**	**0.34**
In situ heap leach stockwork material	Proved	0.78	0.53	0.42	0.01
	Probable	3.31	0.48	1.59	0.05
	Total	**4.09**	**0.49**	**2.01**	**0.06**
Heap leach stockpiles	Proved	–	–	–	–
	Probable	2.10	0.38	0.79	0.03
	Total	**2.10**	**0.38**	**0.79**	**0.03**
Vein (underground)	Proved	0.74	6.19	4.59	0.15
	Probable	1.24	4.13	5.10	0.16
	Total	**1.98**	**4.90**	**9.69**	**0.31**
Cerro Vanguardia	**Total**	**11.38**	**2.03**	**23.11**	**0.74**

The Cerro Vanguardia Mineral Reserve consists of underground, open pit, and low-grade stockpile source material, and silver is recovered as a by-product.

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Mineral Reserve by-product: silver

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Cerro Vanguardia	Proved	2.22	98.25	218.37	7.02
	Probable	9.16	50.67	464.18	14.92
	Total	**11.38**	**59.96**	**682.55**	**21.94**

Estimation

The appropriate Mineral Resource models are used as the basis for estimating the Mineral Reserve. All relevant modifying factors such as mining dilution and costs are used in the Mineral Reserve conversion process. This is based on the original block grades and tonnage, and includes waste material (both internal and external).

Appropriate Mineral Reserve cut-off grades are applied and all blocks above this cut-off are reported.

It is relevant to emphasise the importance of silver during the optimisation of the mining operations, since silver is a significant by-product at Cerro Vanguardia. The ratio of silver to gold commonly ranges from 20g/t to 30g/t of silver per 1g/t of gold.

Mineral Reserve depletion includes material that comes from operational dilution, which constitutes an additional low-grade tonnage that is mined as part of the ongoing operation. Mineral Resource is estimated *in situ* and thus does not include this dilution.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Exchange rate $/ ARS	Cut-off grade g/t Au	Dilution %	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Vein (open pit)	1,400	148.57	1.80	35.0	97.0	96.5	98.5	95.0
In situ heap leach stockwork material	1,400	148.57	0.37	35.0	97.0	96.5	98.5	68.8
Heap leach stockpiles	1,400	148.57	0.37	–	–	–	98.5	68.8
Vein (underground)	1,400	148.57	5.19	54.0	94.0	94.0	98.5	95.0

A detailed reconciliation process compares estimated versus mined ore, including comparison between predicted grades and tonnes produced in the processing plant. These comparisons are used in determining which modifying factors to use in the Mineral Reserve estimates.

The mine and plant reconciliation was used as the basis of conversion factors for tonnage and gold grade.

Inferred Mineral Resource in annual Mineral Reserve design*

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Vein (open pit)	0.04	3.83	0.16	0.01
In situ heap leach stockwork material	0.08	0.48	0.04	0.00
Vein (underground)	0.22	3.10	0.67	0.02
Total	**0.34**	**2.56**	**0.87**	**0.03**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 1.6% (open pit) and 6.8% (underground) of the Mineral Reserve plan of four years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

At Cerro Vanguardia, no Inferred Mineral Resource has been used in the Mineral Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may however be present in the final Mineral Reserve design shape due to extraction shape limitations but this is never quoted as a Mineral Reserve, or used in the economic appraisal of the Mineral Reserve.

The Inferred Mineral Resource is generally located in the deeper parts of the orebody, such as the bottom of the open pits and deeper portions of the underground Mineral Resource.

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Year-on-year changes in Mineral Reserve

Cerro Vanguardia
Total (Moz)



Ounces (millions)
1.0
0.8
0.6
0.4
0.82
(0.16)
0.05
0.04
0.04
(0.02)
(0.02)
0.00
0.00
0.00
0.00
0.74
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The net decrease was mainly due to depletion and minor cost changes, offset partially by revisions to methodology, exploration changes and an increase in the Mineral Reserve price.

Mineral Reserve sensitivity

Cerro Vanguardia



Percentage change
15
10
5
0
-5
-10
-15
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Mineral Reserve is very sensitive to both a drop and an increase in gold price on a tonnes basis and is less sensitive on an ounce basis. The sensitivity of the Mineral Reserve price is impacted by the nature of the orebody, where the greater the extension of the vein, the higher the sensitivity. There is a 6% upside in ounces at a higher Mineral Reserve price and a 6% downside in ounces at a lower Mineral Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Juan Paredes	MAusIMM	227 738	26 years	PhD (Geology)
Mineral Reserve	Martin Cesca	MAusIMM	333 864	9 years	BEng (Mining Engineering)



As at 31 December 2022, the Cerro Vanguardia gold Mineral Resource was 2.8Moz and the gold Mineral Reserve was 0.7Moz.

Channel sampling at Cerro Vanguardia

BRAZIL

Americas


Legend:
1 Serra Grande
2 AGA Mineração
Operation
0 1,000km
BRAZIL
Manaus
Belém
Recife
Salvador
Crixás 1
Brasília
2
Belo Horizonte
Rio de Janeiro
São Paulo

AngloGold Ashanti's operations in Brazil comprise AGA Mineração in the Quadrilátero Ferrífero, Minas Gerais state and Serra Grande in the Goiás state. AGA Mineração consists of several operations, namely Cuiabá, Lamego, and CdS.

Ore from the Cuiabá and Lamego underground mines is processed at the Cuiabá gold plant. The concentrate produced is transported by aerial ropeway to the Queiroz hydrometallurgical plant for processing and refining. The Queiroz plant also produces sulphuric acid as a by-product.

CdS consists of open pit and underground mines. The oxide ore mined is treated by heap leach and a pressure leaching plant treats sulphide ore. The distance from the main underground mine to the metallurgical plant is around 15km.

Serra Grande comprises three mechanised underground mines, Mina III, Mina Nova and Mina Palmeiras, and two open pits as well as a dedicated metallurgical plant.

Attributable production from Brazil totalled 399koz of gold in 2022, or 70% of the region's production. As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for Brazil was 14.0Moz (2021: 13.7Moz) and the Mineral Reserve was 2.3Moz (2021: 2.2Moz).

Inclusive Mineral Resource


2.7
4.6
6.7
Moz
Measured
Indicated
Inferred

Exclusive Mineral Resource


1.8
2.5
6.7
Moz
Measured
Indicated
Inferred

Mineral Reserve


0.7
1.6
Moz
Proved
Probable

AGA Mineração

Americas


AGA Mineração
Operation
0
20km
Sabará
Belo Horizonte
Nova Lima
Rio Acima
Descoberto
Caeté
Barão de Cocais
Santa Bárbara
Legend:
AGA Mineração Cuiabá complex
1 Cuiabá
2 Lamego
3 Queiroz plant refinery
AGA Mineração CdS complex
4 CdS I
5 CdS II
6 CdS III

Introduction

Property description	Location	Legal aspects and tenure
AGA Mineração encompasses mining operations at Cuiabá, Lamego and CdS.	The AGA Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais. Operations are 30km from the capital of the state (Belo Horizonte) in the case of Cuiabá and Lamego, and approximately 100km in the case of CdS, in the municipalities of Nova Lima, Sabará and Santa Bárbara respectively.	Under the current Brazilian mining code and pertinent complementary legislation, mining concessions and mining "manifests" are valid up to the depletion of the Mineral Reserve and Mineral Resource, provided that all obligations and the required periodic reporting to the federal government are met.

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
AGA Mineração	Measured	12.40	5.43	67.37	2.17
	Indicated	24.09	4.19	100.89	3.24
	Inferred	37.58	4.06	152.48	4.90
	Total	**74.07**	**4.33**	**320.74**	**10.31**

The inclusive Mineral Resource is made up (by ounces) of 42% CdS, 50% Cuiabá and 8% Lamego.

AGA Mineração continued

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Inclusive Mineral Resource by-product: sulphur

as at 31 December 2022	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração	Measured	8.08	4.7	0.38	838
	Indicated	13.02	3.7	0.48	1,051
	Inferred	17.12	4.3	0.74	1,639
	Total	**38.23**	**4.2**	**1.60**	**3,529**

Sulphur is a by-product of the Cuiabá and Lamego mining operations (77% Cuiabá and 23% from Lamego).

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Measured	8.43	5.41	45.58	1.47
	Indicated	13.70	3.45	47.21	1.52
	Inferred	37.58	4.06	152.48	4.90
	Total	**59.71**	**4.11**	**245.28**	**7.89**

The exclusive Mineral Resource is made up (by ounces) of 47% CdS, 45% Cuiabá and 8% Lamego.


As at
31 December 2022,
the AGA Mineração
gold Mineral
Resource was
10.3Moz.

Employees completing pre-start safety checklists underground at Cuiabá

AGA Mineração continued
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Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Measured	0.30	5.16	1.54	0.05
	Indicated	9.54	5.02	47.87	1.54
	Inferred	25.24	4.80	121.21	3.90
	Total	**35.07**	**4.86**	**170.61**	**5.49**

The Mineral Resource below infrastructure is made up (by ounces) of 51% CdS, 44% Cuiabá and 5% Lamego.

Year-on-year changes in Mineral Resource



AGA Mineração
Total (Moz)
Ounces (millions)
11.5
11.0
10.5
10.0
9.5
9.0
8.5
8.0
9.89
(0.39)
0.99
(0.11)
0.79
(0.47)
(0.01)
(0.07)
(0.30)
0.00
10.31
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The increase in exploration derived mainly from additions in Laranjeiras and Rosalino orebodies at CdS mine and deeper levels of Fonte Grande Sul and Serrotinho orebodies at Cuiabá mine, with some additions from Carruagem and Queimada orebodies at Lamego mine. The positive variation in methodology related to grade control drilling at Cuiabá mine was offset by reductions due to changes in the geological modelling interpretation, and estimative parameters at Lamego and CdS mines. Gains arising from the increase in the gold price were partially offset by the increase in costs at AGA Mineração. Review of open pit angles in the Rosalino and Pinta Bem orebodies at CdS resulted in further reductions. Decrease of the metallurgical recovery at CdS and exclusions of some skin pillars or underbreak material at Cuiabá and Lamego also contributed to further reductions.

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Proved	3.88	3.90	15.15	0.49
	Probable	9.38	4.05	38.02	1.22
	Total	**13.26**	**4.01**	**53.17**	**1.71**

The Mineral Reserve is made up (by ounces) of 24% CdS, 68% Cuiabá and 8% Lamego.

Mineral Reserve by-product: sulphur

as at 31 December 2022	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração	Proved	2.72	3.3	0.09	198
	Probable	7.17	2.8	0.20	436
	Total	**9.89**	**2.9**	**0.29**	**634**

Sulphur is a by-product of the Cuiabá and Lamego mining operations (88% Cuiabá and 12% Lamego).

AGA Mineração continued

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Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração	Proved	0.39	4.50	1.74	0.06
	Probable	4.93	4.74	23.33	0.75
	Total	**5.31**	**4.72**	**25.07**	**0.81**

The Mineral Reserve below infrastructure is made up (by ounces) of 37% CdS, 59% Cuiabá and 4% Lamego.

Year-on-year changes in Mineral Reserve

AGA Mineração
Total (Moz)



Ounces (millions)
2.1
1.8
1.5
1.2
0.9
0.6
1.69
(0.31)
0.26
0.04
0.17
(0.11)
0.04
(0.05)
0.03
(0.06)
0.00
1.71
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/disposal
2022

The increase in the Mineral Reserve was due to successful exploration drilling and model gains mainly at Rosalino and Laranjeiras orebodies at CdS, and the Carruagem orebody at Lamego, and an increase in the Mineral Reserve price. This was partially offset by depletion and an increase in cost.



As at 31 December 2022, the AGA Mineração gold Mineral Reserve was 1.7Moz.

View of the crusher at Lamego

AGA Mineração – Córrego do Sítio

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Introduction

Property description	CdS, a production stage property, is wholly-owned by AGA Mineração. It has been in operation since 1989 and consists of open pit and underground mines.
Location	The CdS complex is located in the municipalities of Santa Bárbara and Barão de Cocais, that are located 100km east of the city of Belo Horizonte in the Minas Gerais State, in the southeast of Brazil. These operations are included in an important mining district referred to as the Quadrilátero Ferrífero (Iron Quadrangle), the second biggest Brazilian area for the production of iron, gold and manganese.
History	Gold has been intermittently mined in the Santa Bárbara and Barão de Cocais region since the 19th Century. Modern exploration was undertaken across the CdS area in the 1980s by Morro Velho and São Bento Mineração. An AngloGold Ashanti FS for the oxide Mineral Reserve, to be mined by open pit and treated in a heap leach plant, was approved in 1987. The CdS open pit operations started in the 1990s, with the first phase of production between 1990 and 1998. In 2002 development of underground exploration drifts began at CdS I, and in 2007 the São Bento mine was acquired from Eldorado Gold Corporation. A FS for the sulphide Mineral Reserve, to be mined underground and treated in a sulphide plant, was concluded in 2010. Implementation followed and the ramp-up was concluded in 2012. In 2011, there were major renovations to the structure of the São Bento metallurgical plant that were completed in 2012. In 2013, the crushing circuit was improved to optimise the throughput.
Legal aspects and tenure	CdS is covered by five Brazilian National Mining Agency (ANM) concessions, namely 930.556/2000, 930.181/2008, 830.129/1982, 833.472/2003 and 830.943/1979, held by AGA Mineração, covering a total of 6,017.44ha. All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Mineral Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the Company's rights, which are already established.
Mining method	The underground mining method for CdS is sub-level stoping. Each panel consists of three levels with secondary development drives that range from 100 to 600m along strike. The stopes are around 15m high and the mining sequence method varies between top-down and bottom-up, which is only used in specific areas. Geotechnical parameters require that sill pillars are 4 to 7m high, and rib pillars 5m wide. The access into CdS I underground is by decline, and access into CdS II underground is by shaft. The open pit operation uses conventional bench mining, with a bench height of 8m (mined in 4m flitches) and 3.2m berms. The material transport (ore and waste) is done by trucks and the excavation by a back-hoe loader. The rock breaking method varies according to the rock hardness, using either explosives or mechanical excavation.
Operational infrastructure	CdS infrastructure consists of the sulphide plant at CdS II (used to process refractory sulphide material), and the heap leach plant at CdS I (for oxide ore mined by open pit). The site also has an ore sorting plant, a TSF for the sulphide plant, a neutralised tailings deposit for the oxide material and numerous waste dumps for the open pit mines at CdS I. Ancillary facilities comprise a water treatment facility, effluent treatment facilities, equipment workshops, laboratory, warehouses, explosives and accessories magazines, fuel stations, electric substations as well as offices, medical clinic, mess rooms, dressing rooms, bathrooms, storerooms, garage, fuel stations, a centre of environmental studies, nursery and other facilities required to operate the mine. Water is primarily sourced from recycling the underground mine water and supplementary water catchment wells. The power for the operations is supplied and purchased on the open market. Good communication infrastructure is available in the area.
Mineral processing	There are two metallurgical plants at CdS: the heap leach plant for oxide ore and the sulphide plant. The sulphide process consists of crushing, grinding and gravity concentration, flotation, thickening, pressure oxidation (POX autoclave), CIL extraction, elution, neutralisation, electrowinning and dry stack tailings. The sulphide plant and POX circuit have a capacity of 900ktpa. The heap leaching process consists of crushing, agglomeration, stacking, leaching, adsorption, elution and electrowinning, with capacity of 860ktpa.

AGA Mineração – Córrego do Sítio continued

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Introduction continued

Risks

Management plans are in place to address the risks or uncertainties associated with the low-level of estimated Mineral Reserve and the reliance on Inferred Mineral Resource in the production plan.

The most significant risk to the operation is the lack of Mineral Reserve flexibility in the form of alternate mining areas to deliver the production plan. This risk is controlled and mitigated with integrated planning process, together with internal stakeholders and daily monitoring of the execution of the plan.

There is a risk associated to ESG due to the changes in the Brazilian mining laws, as well as legal and environmental requirements which will need to be considered in the mining process. In December 2022, operations at the CdS I and II TSFs were temporarily shut down, following increased regulatory scrutiny in Brazil. This was manifested by more stringent requirements in Brazil applicable to the approval, licensing, construction, management, closure and decommissioning requiring the preparation of risk assessments and certifications by external consultants of the geotechnical stability of, and emergency plans relating to, TSFs.



As at 31 December 2022, the AGA Mineração – Córrego do Sítio gold Mineral Resource was 4.4Moz.

Open pit mining at CdS

AGA Mineração – Córrego do Sítio continued

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Map showing the location, infrastructure and mining licence area for AGA Mineração - Córrego do Sítio, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the CdS II plant, are depicted on the map and are in the geographic coordinate system.


Insert: Total mining lease area
0
10
20 km
to Itabira
Barão de Cocais
CdS III
Barra Feliz
São Bento
(non operational)
CdS II
Santa Barbara
Pinta Bem
CdS II
Onça
Brumal
to Catas Altas
CdS I
Campo Grande
Santa Barbara
Mine
Cristina
Rosalino
Plant CdS II centroid coordinates
19°58'30"S, 43°28'30"W
0
1
2
3km
N
Licences
Mining
Mining application
Exploration
Mine infrastructure
Pits
Plant
Leach pad
TSF
Waste dumps
Waste and TSF
Underground access
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

AGA Mineração – Córrego do Sítio continued

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SE-NW Simplified cross-section across the AGA Mineração - CdS I main trend showing orebody potential, drill holes and underground workings


CDS POTENTIAL
CDS I
CDS II
CDS III
Rosalino
Cachorro Bravo
Laranjeiras
Carvoaria
Pinta Bem
Sangue De Boi
São Bento
Anomalia
Jambeiro
Mina de Pedra
SE
CDS MAIN TREND
NW
Legend:
Drill holes (Diamond Drilling)
Underground mine development
Surface topography
Geological models

Geology

The CdS gold deposit is located in the eastern part of the Lower to Middle Greenschist Facies of the Rio das Velhas Archaean, in the Iron Quadrangle region, on the southern margin of the São Francisco Craton in Brazil.

Deposit type

CdS is an orogenic gold deposit hosted in intensely deformed clastic, volcanoclastic, carbonaceous schists and metagreywackes in an approximately 30km northeast-southwest striking shear zone. Hydrothermal alteration phases associated with the mineralisation are dominated by sericite and carbonate.

Mineralisation style

The CdS I, II and III, gold deposits and associated targets are located in a gold trend that extends for approximately 14km in a north-easterly direction, from Grota Funda (CdS I) in the south to Anomalia (CdS III) in the north, which developed in a compressional tectonic regime. Gold is associated with quartz and fine-grained acicular arsenopyrite. The main gold targets and deposits are distributed over three trends, namely the CdS Trend and Cristina Trend hosted in metasedimentary rocks, and the Donana Trend hosted in BIF.

At CdS I, the main orebodies are Rosalino, Cachorro Bravo, Laranjeiras and Carvoaria, which constitute the current production sources and most of the Mineral Resource. At CdS II, the main orebodies are São Bento, Pinta Bem (both BIF-hosted) and Sangue de Boi (metasedimentary-hosted). At CdS III, where limited exploration has taken place, the Anomalia I orebodies are the best understood and have the highest potential, hosted in the metasedimentary and BIF sequences. The Jambeiro and Mina de Pedra targets are less drilled and less understood.

Mineralisation characteristics

The CdS deposits consist of narrow northeast to southwest elongated and folded lenses of mineralisation, parallel to the main regional deformational structure (S2), dipping 60° to 70° to the southeast and plunging 20° to 30° to the northeast. The orebodies are consistently folded, boudinaged and locally disrupted by younger structures. CdS is an orogenic type deposit comprising many hydrothermal lodes with quartz veins and low-grade sulphides, disseminated in the wall rocks. In general, the mineralisation consists of sericitic zones and quartz veinlets hosted in metapelite and BIF. The sedimentary sequence, and consequently the mineralised deposits, are cross-cut by a swarm of basic dykes of uncertain age, with a general orientation north-northeast to south-southwest dipping to the southeast, with thicknesses varying from 20cm to 20m. The gold occurs as native gold in smoky quartz veins and as microscopic or sub-microscopic inclusions in arsenopyrite (the main mineralisation style). It may also occasionally be associated with berthierite ($FeSb_2S_4$). Other typical sulphide minerals are pyrrhotite, pyrite, stibnite, sphalerite and chalcopyrite.

Exploration

CdS mine exploration programmes are based on underground channel sampling, underground geological mapping, and DD and RC drilling. Surface exploration programmes when scheduled, include activities from target generation conceptualisation to the Mineral Resource delineation stage and include soil sampling geochemistry campaigns, terrestrial and aerial geophysics, chip and channel sampling, geological mapping and reinterpretation of historical drill holes.

During 2022, the exploration strategy focused on Mineral Reserve addition. The exploration drilling campaign had 85% of its metres dedicated to the main orebodies at Carvoaria, Laranjeiras,

AGA Mineração – Córrego do Sítio continued

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Mutuca, Rosalino and Sangue de Boi at CdS II. Secondary orebodies Cristina, Donana and Pneu completed the drilling campaign. At CdS III, core logging at the core shed, as well as reviewing and geological modelling of historical data was undertaken.

Projects

The CdS exploration drilling programme is focused on minimising Inferred Mineral Resource within the first three years, and exploration targets within the first five years of the production plan.

This strategy aims to increase the flexibility and Mineral Resource confidence level while providing organic growth.

During 2022, Mineral Resource development was carried out at Carvoraria, Laranjeiras, Rosalino and Mutuca. Secondary orebodies such as down-dip Pneu and the Donana Extension were confirmed to create flexibility in future production at CdS.

For 2023, the exploration strategy will focus on prioritising Mineral Reserve additions closer to the current mine infrastructure, as well as drilling for gaps between Rosalino and Mutuca. Drilling for continuity of the mineralised BIF footwall of Carvoaria and Laranjeiras orebodies will also be undertaken.

At CdS II, exploration programmes are continuously adding new Mineral Resource and Mineral Reserve to the Sangue de Boi orebody, supporting the production plan and mine development.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	25 x 25	✔	✔	–	✔	–
Indicated	40 x 40, 50 x 50	✔	✔	–	✔	✔
Inferred	50 x 50, 100 x 100	✔	✔	–	–	✔
Grade/ore control	3.8 x 3.8, 8 x 8	✔	✔	–	✔	–

For the main targets, a drill hole spacing of 25 x 25m is used to classify a Measured Mineral Resource, up to 50 x 50m is used for the classification of an Indicated Mineral Resource, and up to 100 x 100m is used for Inferred Mineral Resource classification. Auger holes are used for tailing dam classification drilling. A drill hole spacing of 8 x 8m is used for grade control drilling at the open pit mines.



RC drilling rig at CdS II Pinta Bem

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Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
CdS I (sulphide) Rosalino underground	Measured	0.67	4.30	2.87	0.09
	Indicated	2.76	3.55	9.79	0.31
	Inferred	4.88	4.26	20.80	0.67
	Total	**8.31**	**4.03**	**33.47**	**1.08**
CdS I (sulphide) Secondary underground	Measured	0.14	4.04	0.55	0.02
	Indicated	0.77	3.47	2.68	0.09
	Inferred	1.31	3.19	4.19	0.13
	Total	**2.22**	**3.34**	**7.42**	**0.24**
CdS I (sulphide) Cachorro Bravo underground	Measured	1.35	3.79	5.13	0.16
	Indicated	0.94	3.63	3.40	0.11
	Inferred	0.75	3.77	2.83	0.09
	Total	**3.04**	**3.73**	**11.35**	**0.37**
CdS I (sulphide) Laranjeiras underground	Measured	1.08	3.57	3.86	0.12
	Indicated	1.98	4.36	8.64	0.28
	Inferred	1.69	4.28	7.23	0.23
	Total	**4.75**	**4.15**	**19.72**	**0.63**
CdS I (sulphide) Carvoaria underground	Measured	0.38	4.48	1.72	0.06
	Indicated	1.03	5.10	5.24	0.17
	Inferred	0.50	4.13	2.07	0.07
	Total	**1.91**	**4.72**	**9.03**	**0.29**
CdS II (sulphide) Sangue de Boi underground	Measured	0.07	6.60	0.47	0.02
	Indicated	0.54	5.84	3.14	0.10
	Inferred	1.23	4.75	5.86	0.19
	Total	**1.84**	**5.14**	**9.47**	**0.30**
CdS II (sulphide) São Bento Mine underground	Measured	0.01	3.34	0.04	0.00
	Indicated	0.48	4.51	2.14	0.07
	Inferred	4.48	4.39	19.70	0.63
	Total	**4.97**	**4.40**	**21.88**	**0.70**
CdS II (sulphide) Pinta Bem underground	Measured	–	–	–	–
	Indicated	0.01	3.77	0.05	0.00
	Inferred	1.29	4.14	5.32	0.17
	Total	**1.30**	**4.13**	**5.37**	**0.17**
CdS II (sulphide) Secondary underground	Measured	–	–	–	–
	Indicated	0.02	2.93	0.07	0.00
	Inferred	0.21	2.87	0.61	0.02
	Total	**0.24**	**2.88**	**0.68**	**0.02**
CdS III (sulphide) underground	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.30	4.25	5.53	0.18
	Total	**1.30**	**4.25**	**5.53**	**0.18**

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Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
CdS I (transitional) Rosalino underground	Measured	0.07	2.76	0.20	0.01
	Indicated	0.10	2.22	0.21	0.01
	Inferred	0.09	3.15	0.29	0.01
	Total	**0.26**	**2.70**	**0.71**	**0.02**
CdS I (transitional) underground	Measured	0.04	5.31	0.21	0.01
	Indicated	0.14	5.12	0.74	0.02
	Inferred	0.39	4.37	1.69	0.05
	Total	**0.57**	**4.63**	**2.64**	**0.09**
CdS stockpile (sulphide)	Measured	–	–	–	–
	Indicated	0.04	1.23	0.04	0.00
	Inferred	–	–	–	–
	Total	**0.04**	**1.23**	**0.04**	**0.00**
CdS I (sulphide) Rosalino open pit	Measured	0.01	4.42	0.02	0.00
	Indicated	0.00	1.58	0.00	0.00
	Inferred	–	–	–	–
	Total	**0.01**	**4.40**	**0.02**	**0.00**
CdS I (oxide) Rosalino open pit	Measured	0.24	1.17	0.28	0.01
	Indicated	0.06	1.38	0.08	0.00
	Inferred	0.01	1.17	0.01	0.00
	Total	**0.30**	**1.21**	**0.37**	**0.01**
CdS I (oxide) Secondary Targets open pit	Measured	0.05	4.50	0.22	0.01
	Indicated	0.37	1.98	0.74	0.02
	Inferred	0.56	1.43	0.79	0.03
	Total	**0.98**	**1.79**	**1.75**	**0.06**
CdS I (transitional) Rosalino open pit	Measured	0.02	2.30	0.05	0.00
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.02**	**2.23**	**0.05**	**0.00**
CdS I (transitional) Secondary Targets open pit	Measured	0.00	2.89	0.00	0.00
	Indicated	0.01	3.67	0.04	0.00
	Inferred	0.01	1.77	0.02	0.00
	Total	**0.03**	**2.67**	**0.07**	**0.00**
CdS II (oxide)	Measured	0.19	1.29	0.24	0.01
	Indicated	0.40	1.56	0.62	0.02
	Inferred	0.36	1.47	0.53	0.02
	Total	**0.94**	**1.47**	**1.39**	**0.04**
CdS II (transitional)	Measured	–	–	–	–
	Indicated	0.01	5.05	0.06	0.00
	Inferred	0.25	3.52	0.87	0.03
	Total	**0.26**	**3.59**	**0.94**	**0.03**

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Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
CdS III (oxide)	Measured	–	–	–	–
	Indicated	1.06	1.55	1.65	0.05
	Inferred	1.13	1.99	2.26	0.07
	Total	**2.20**	**1.78**	**3.91**	**0.13**
CdS III (transitional)	Measured	–	–	–	–
	Indicated	0.00	0.80	0.00	0.00
	Inferred	–	–	–	–
	Total	**0.00**	**0.80**	**0.00**	**0.00**
CdS tailings	Measured	–	–	–	–
	Indicated	0.07	1.20	0.09	0.00
	Inferred	0.01	1.03	0.01	0.00
	Total	**0.08**	**1.18**	**0.10**	**0.00**
CdS stockpile (oxides)	Measured	–	–	–	–
	Indicated	0.15	0.45	0.07	0.00
	Inferred	–	–	–	–
	Total	**0.15**	**0.45**	**0.07**	**0.00**
CdS stockpile (transitional)	Measured	–	–	–	–
	Indicated	0.12	0.82	0.10	0.00
	Inferred	–	–	–	–
	Total	**0.12**	**0.82**	**0.10**	**0.00**
AGA Mineração – Córrego do Sítio	**Total**	**35.84**	**3.80**	**136.06**	**4.37**

Estimation

Gold grades are estimated by ordinary kriging while density and sulphur may also be kriged if there is enough data. The data set consists of DD samples, RC drilling samples and channel samples where all information is used for both geological modelling and estimation. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. Domaining is determined differently for each orebody and it is mainly based on structural features, dyke positioning, grade distribution and oxidation features.

Classification is based on a combination of conditional simulation and sample spacing.

Grade tonnage curves

AGA Mineração – Córrego do Sítio
Surface (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
0
1
2
3
4
5
6
8
10
Tonnes above cut-off
Average grade above cut-off

AGA Mineração – Córrego do Sítio
Underground (metric)


Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
0
5
10
15
20
25
30
4
6
8
10
12
1
2
3
4
5
6
7
8
9
10
Tonnes above cut-off
Average grade above cut-off

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Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Measured	3.07	3.31	10.18	0.33
	Indicated	7.92	3.19	25.24	0.81
	Inferred	20.46	3.94	80.63	2.59
	Total	**31.45**	**3.69**	**116.05**	**3.73**

The exclusive Mineral Resource consists of 3.73 Moz, of which 93% is made up from underground Mineral Resource and 7% is open pit Mineral Resource.

Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Measured	0.18	3.57	0.66	0.02
	Indicated	5.14	4.15	21.33	0.69
	Inferred	15.44	4.21	64.98	2.09
	Total	**20.77**	**4.19**	**86.96**	**2.80**

The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development, based on the expected position of the access at the end of 2022.

Year-on-year changes in Mineral Resource

AGA Mineração – Córrego do Sítio
Total (Moz)



5.0
4.5
4.0
3.5
3.0
2.5
2.0
Ounces (millions)
3.33
(0.11)
0.73
(0.01)
0.67
(0.37)
(0.01)
(0.07)
0.21
0.00
4.37
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

Year-on-year there was a Mineral Resource increase of 32% after depletion. The main variations are related to good results in the drilling campaign for Rosalino underground (Mutuca, Pneu and Sul orebodies) and Laranjeiras orebodies. Gains arising from the increase in the Mineral Resource price were partially offset by the increase in costs and depletion.

Inclusive Mineral Resource sensitivity

AGA Mineração – Córrego do Sítio



15
10
5
0
-5
-10
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The CdS Mineral Resource tonnages and ounces are sensitive to an increase in the Mineral Resource gold price. There is a 4% upside in ounces and a 9% upside in tonnage at a $1,950/oz Mineral Resource. At a lower Mineral Resource gold price ($1,550/oz), there is a 1% downside in ounces and a 5% downside in tonnage.

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Mineral Reserve

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
CdS I (sulphide) Rosalino underground	Proved	0.26	4.64	1.21	0.04
	Probable	0.61	4.34	2.63	0.08
	Total	**0.87**	**4.43**	**3.84**	**0.12**
CdS I (sulphide) Secondary underground	Proved	0.04	3.92	0.16	0.01
	Probable	0.03	3.10	0.09	0.00
	Total	**0.07**	**3.58**	**0.24**	**0.01**
CdS I (sulphide) Cachorro Bravo underground	Proved	0.05	4.20	0.23	0.01
	Probable	0.07	4.98	0.35	0.01
	Total	**0.12**	**4.64**	**0.57**	**0.02**
CdS I (sulphide) Laranjeiras underground	Proved	0.15	3.48	0.53	0.02
	Probable	0.31	4.05	1.27	0.04
	Total	**0.47**	**3.86**	**1.80**	**0.06**
CdS I (sulphide) Carvoaria underground	Proved	0.17	4.09	0.68	0.02
	Probable	0.63	4.85	3.07	0.10
	Total	**0.80**	**4.69**	**3.75**	**0.12**
CdS II (sulphide) Sangue de Boi underground	Proved	0.04	4.84	0.21	0.01
	Probable	0.27	4.92	1.33	0.04
	Total	**0.31**	**4.91**	**1.54**	**0.05**
CdS II (sulphide) São Bento Mine underground	Proved	–	–	–	–
	Probable	0.12	3.99	0.46	0.01
	Total	**0.12**	**3.99**	**0.46**	**0.01**
CdS stockpile (sulphide)	Proved	0.04	1.12	0.04	0.00
	Probable	–	–	–	–
	Total	**0.04**	**1.12**	**0.04**	**0.00**
CdS I (oxide) Rosalino open pit	Proved	0.04	0.89	0.03	0.00
	Probable	0.02	1.17	0.02	0.00
	Total	**0.05**	**0.98**	**0.05**	**0.00**
CdS I (transitional) Rosalino open pit	Proved	–	–	–	–
	Probable	0.00	0.54	0.00	0.00
	Total	**0.00**	**0.54**	**0.00**	**0.00**
CdS II (oxide)	Proved	0.11	1.75	0.19	0.01
	Probable	0.15	2.07	0.32	0.01
	Total	**0.26**	**1.94**	**0.51**	**0.02**
CdS stockpile (oxides)	Proved	0.15	0.45	0.07	0.00
	Probable	–	–	–	–
	Total	**0.15**	**0.45**	**0.07**	**–**
CdS stockpile (transitional)	Proved	0.12	0.82	0.10	0.00
	Probable	–	–	–	–
	Total	**0.12**	**0.82**	**0.10**	**0.00**
AGA Mineração – Córrego do Sítio	**Total**	**3.37**	**3.84**	**12.97**	**0.42**

AGA Mineração – Córrego do Sítio continued

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Estimation

Mineral Reserve gold price and exchange rates are taken into consideration in the Mineral Reserve. The estimation process also considers cost studies based on current and future scenarios. The underground estimation uses MSO and open pit uses a scheduling tool to perform optimisation, applying modifying factors that were validated by peer review.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Exchange rate $/BRL	Cut-off grade g/t Au	Stoping width cm	Dilution %	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Stockpiles											
Stockpile (oxide)	1,400	5.59	0.30	–	–	100.0	100.0	100.0	100.0	100.0	65.6
Stockpile (transitional)	1,400	5.59	0.30	–	–	100.0	100.0	100.0	100.0	100.0	35.0
Stockpile (sulphide)	1,400	5.59	3.27	–	–	100.0	100.0	100.0	100.0	86.4	86.5
Open pit											
CdS I (sulphide) Rosalino	1,400	5.59	1.35	–	–	100.0	100.0	100.0	100.0	100.0	86.5
CdS I (oxide) Rosalino	1,400	5.59	0.30	–	–	100.0	100.0	100.0	100.0	100.0	65.6
CdS I (transitional) Rosalino	1,400	5.59	0.58	–	–	100.0	100.0	100.0	100.0	100.0	35.0
CdS II (oxide)	1,400	5.59	0.33	–	–	100.0	100.0	100.0	100.0	100.0	67.3
CdS III (oxide)	1,400	5.59	0.31	–	–	100.0	100.0	100.0	100.0	100.0	80.0
Underground											
CdS I (sulphide) Rosalino	1,400	5.59	3.27	439.7	24.4	100.0	99.0	88.4	101.8	86.2	86.5
CdS I (sulphide) Secondary	1,400	5.59	3.27	386.9	28.7	100.0	100.0	84.7	101.8	86.2	86.5
CdS I (sulphide) Cachorro Bravo	1,400	5.59	3.27	288.0	25.8	100.0	100.0	86.7	101.8	87.2	86.5
CdS I (sulphide) Laranjeiras	1,400	5.59	3.27	252.5	27.0	100.0	100.0	87.8	101.8	85.8	86.5
CdS I (sulphide) Carvoaria	1,400	5.59	3.27	266.5	27.8	100.0	100.0	88.3	101.8	85.8	86.5
CdS II (sulphide) Sangue de Boi	1,400	5.59	3.27	292.1	25.9	100.0	100.0	88.7	101.8	87.2	86.5
CdS II (sulphide) São Bento Mine	1,400	5.59	3.27	225.6	28.9	100.0	100.0	88.9	101.8	87.2	86.5

The modifying factors were reviewed based on historical performance and projected scenarios. Stope dilution is determined with an equation considering stope thickness (among other aspects) and varies from 24 to 29%. The MCF is based on an average for the past 24 months and it includes the introduction into planning of grades associated with planned dilution. MetRF was reviewed based on geometallurgy studies. For the open pit, a regularised model is used for Mineral Reserve estimation, with sizes of 2.5 x 2.5 x 4m, compatible with mining equipment. It is therefore not necessary to consider additional dilution or mining recovery as these have already been included in the regularised block model.

AGA Mineração – Córrego do Sítio continued

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Inferred Mineral Resource in annual Mineral Reserve design*

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Open pit				
CdS I (oxide) Rosalino	0.00	0.39	0.00	0.00
CdS II (oxide)	0.01	1.05	0.01	0.00
Underground				
CdS I (sulphide) Rosalino	0.03	3.48	0.09	0.00
CdS I (sulphide) Secondary	0.00	1.99	0.00	0.00
CdS I (sulphide) Cachorro Bravo	0.02	4.54	0.09	0.00
CdS I (sulphide) Laranjeiras	0.02	3.79	0.07	0.00
CdS I (sulphide) Carvoaria	0.05	3.89	0.21	0.01
CdS II (sulphide) Sangue de Boi	0.05	3.64	0.18	0.01
CdS II (sulphide) São Bento Mine	0.01	3.88	0.04	0.00
Total	**0.19**	**3.64**	**0.70**	**0.02**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 5% of the Mineral Reserve plan of four years. No Inferred Mineral Resource is considered in Mineral Reserve reporting. An aggressive drilling strategy is being executed by the CdS geology team aiming to increase confidence level in the business plan.

At CdS no Inferred Mineral Resource has been used in the Mineral Reserve design or optimisation process. Insignificant amounts of Inferred Mineral Resource may, however, be present in the final Mineral Reserve design shape due to extraction shape limitations but this is never quoted as a Mineral Reserve, or used in the economic appraisal of the Mineral Reserve.


As at 31 December 2022, the AGA Mineração – Córrego do Sítio gold Mineral Reserve was 0.4Moz.

Remote operated front-end loader at CdS

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Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Córrego do Sítio	Proved	0.29	4.62	1.35	0.04
	Probable	1.73	4.66	8.06	0.26
	Total	**2.02**	**4.65**	**9.40**	**0.30**

All the underground Mineral Reserve below infrastructure needs primary development to be accessed.

Year-on-year changes in Mineral Reserve

AGA Mineração – Córrego do Sítio
Total (Moz)



Ounces (millions)
0.8
0.6
0.4
0.2
0.0
0.38
(0.07)
0.15
0.03
0.10
(0.10)
0.06
(0.06)
0.00
(0.06)
0.00
0.42
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

In 2022, there was an increase in the Mineral Reserve due to successful exploration drilling campaigns at Rosalino and Laranjeiras orebodies, an increase in the Mineral Reserve price and geotechnical changes. This was partially offset by depletion and an increase in cost.

Mineral Reserve sensitivity

AGA Mineração – Córrego do Sítio



Percentage change
10
5
0
-5
-10
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Mineral Reserve on an ounce basis is sensitive to changes in the Mineral Reserve gold price. The underground Mineral Reserve is more sensitive to higher price changes due to the higher amount of stopes below the current cut-off grade.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Larissa Meirelles Andrade	MAusIMM	3 076 588	17 years	BSc (Geology)
Mineral Reserve	Raphael Fonseca Santos	MAusIMM	3 060 243	9 years	MBA, MSc (Mining Engineering), BEng (Mining Engineering)

AGA Mineração – Cuiabá

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Introduction

Property description

Cuiabá is an underground operation, wholly-owned and operated by AngloGold Ashanti, within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron ore, manganese and gold in Brazil.

Location

Cuiabá is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.

History

In 1740, artisanal miners carried out the first mining in the area. The Saint John Del Rey Mining Company Limited acquired the mine in 1834. Exploration and development resumed in 1977, culminating with the reopening of the mine in 1985. In 1996, the company became a wholly-owned subsidiary of the Anglo American Group, and in 1999, ownership was transferred to the holding Company AngloGold (now AngloGold Ashanti), where it remains.

Legal aspects and tenure

Cuiabá is covered by a single concession granted by the ANM, namely 000.323/1973, held by AGA Mineração, covering a total area of 3,662ha. The concessions 830.937/1979 and 831.027/1980 covering an additional area of 816.2ha were published in February 2022. The concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations.

According to Brazilian mining law, the expiry of mining concession and mine manifest coincide with the depletion of the Mineral Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the Company's rights, which are already established.

Mining method

Cuiabá mine is an underground gold mine. The mine currently operates using two main mining methods: sub-level long hole open stoping, and a variant of this method, locally called triple stoping. The cut and fill mining method is occasionally applied as a third mining method in areas where dip and grades of the mineralisation are lower. All underground production is hoisted to surface through a vertical shaft.

Operational infrastructure

The metallurgical plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway and power for the mine is provided by a set of small hydropower plants (Rio de Peixe hydroelectric complex) and by the local state power supplier, Cemig. Cuiabá mine has a shaft system (846m deep) for production and personnel transport, the current nominal airflow capacity for which is 1,035m^3/s, of which 320m^3/s are refrigerated. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are directly connected to the Queiroz plant.

Mineral processing

Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.9Mtpa for the combined feed. At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32% sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP with Merrill Crowe circuits for further refining. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.

Risks

Management plans are in place to address the risks or uncertainties associated with the low-level of estimated Mineral Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

There is a risk associated to ESG due to the changes in the Brazilian mining laws, as well as legal and environmental requirements which will need to be considered in the mining process.

Tailings-related regulations introduced in Brazil in 2022, required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs. One of the findings of the reviews conducted was to increase buttressing of the Calcinados TSF. AngloGold Ashanti will proceed with this buttressing programme and has therefore suspended filtered tailings deposition on the facility, which services Cuiabá and Lamego mines. Information on the timeline for the completion of this buttressing programme is expected to be provided after engineering and geotechnical work has been completed by independent tailings experts. Processing of gold concentrate at the Queiroz plant will also be suspended until this buttressing programme has been completed. In the meantime, mining of ore is continuing. During this period, the Company expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5koz on average per month and will produce gold in concentrate at an average of approximately 10koz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation.

AGA Mineração – Cuiabá continued

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Map showing the location, infrastructure and mining licence area for AGA Mineração - Cuiabá and Lamego mines, with the total mining lease area insert in the top left corner. The coordinates of the mine, as represented by the Cuiabá gold plant, are depicted on the map and are in the geographic coordinate system.


Insert: Total mining lease area
0
5
10km
Cuiabá Mine
to Sabará and Lamego
to Caeté
to Sabará and Cuiabá
Lamego Mine
Cuiabá plant centroid coordinates
19°51'45"S, 43°44'00"W
0
0.4
0.8
1.2km
Licences
N
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Aerial ropeway
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

AGA Mineração – Cuiabá continued

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NW-SE Map of underground workings at Cuiabá mine


NW
SE
CUIABÁ MINE
L05
~2 km
DESCOBERTO TARGET
L10
L15
L20
L22
Legend
Underground mine development
Surface topography
Mineral Resource

Geology

Cuiabá mine is located in the Iron Quadrangle, which is a geotectonic unit on the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Cuiabá mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northeastern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metavolcanic sedimentary sequence of the greenstone belt type and is hosted in the Nova Lima Group at the bottom of the Rio das Velhas Supergroup. This sequence is characterised by metabasaltic rocks at the base, overlain by Algoma-type Cuiabá BIF, and carbonaceous schist. Above the metasediments is a sequence of metabasalts overlain by an alternating sequence of metapelites and metapsamitic rocks with minor volcanoclastics.

Deposit type

Cuiabá is an Archaean BIF-hosted gold deposit that produces sulphuric acid as a processing by-product. It is characterised by hydrothermal alteration of the rocks, with the mineralisation occurring mainly in BIF layers, subordinate quartz veins or in schists. The host to the gold mineralisation in the volcano-sedimentary Nova Lima Group that occurs at the base of the Rio das Velhas Supergroup. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquiné Group. The gold mineralisation at Cuiabá has features and characteristics that match the epigenetic orogenic gold deposit model typical of Archaean lode gold deposits.

Mineralisation style

Cuiabá mine's gold mineralisation is associated with sulphides and quartz veins in BIF and volcanic sequences. Structural control and fluid flow are the most important factors for gold mineralisation with a common association between large-scale shear zones and their associated structures. Where BIF is mineralised, the ore appears strongly stratiform due to the selective sulphidation of the iron-rich layers. Steeply plunging shear zones tend to control the ore shoots, which commonly plunge parallel to intersections between the shears and other structures. Mineralisation is hosted in the limbs of a fold system.

Mineralisation characteristics

The main orebodies at Cuiabá are as follows:

- Normal limb: Fonte Grande Sul and Serrotinho
- Overturned limb: Balancão, Galinheiro and Canta Galo

Secondary orebodies occur in hydrothermally altered schists in the footwall of Galinheiro (Galinheiro footwall (GFW) orebody), hydrothermally altered schists/quartz veins near the footwall of Fonte Grande Sul and Serrotinho (Quartz vein orebody), and close to the hangingwall of Serrotinho (Viana orebody).

AGA Mineração – Cuiabá continued

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Geological map of Cuiabá mine, plan view of level 20, elevation at 300m AMSL


NW-SE CROSS SECTION
Orebody vertical section
Plunge
L20
N
NARROW VEINS
CANTA GALO
BALANCÃO
GFW TARGET
GALINHEIRO
VQZ TARGET
L05
L10
SERROTINHO
VIANA TARGET
FONTE GRANDE
MAIN OREBODIES
0
100 m
SIMPLIFIED DOMAINS
META SEDIMENT DOMAIN
BIF MAIN OREBODIES AND NARROW VEINS
METAMAFIC DOMAIN
SUBDOMAINS AT METAMAFIC DOMAIN
METAMAFIC SCHIST - PROXIMAL ZONE (SERICITE SCHIST)
METAMAFIC SCHIST – INTERMEDIATE ZONE (CARBONATE SCHIST)
METAMAFIC SCHIST - DISTAL ZONE (CARBONATE SCHIST)
SECONDARY OREBODIES (VQZ, VIANA AND GFW PROJECTS)
STRUCTURES INSIDE STEREOGRAM
FOLD AXIS (PLUNGE OF MINERALISATION TO SOUTHEAST)
POLE OF MAIN FOLIATIONS (AXIAL PLANE OF MAIN FOLD – DIPPING TO SOUTHEAST)

Exploration

Cuiabá mine exploration programmes are related to underground channel sampling, underground geological mapping and DD. Channel sampling and underground mapping is allocated to the short-term geology team, while Mineral Resource addition and definition drilling are managed by the underground exploration team.

Surface exploration programmes are represented by activities from target generation conceptualisation to the Mineral Resource delineation stage and include the following:

- Soil sampling geochemistry campaigns
- Terrestrial and aerial geophysics
- Chip and channel sampling inside old/historical galleries
- Geological mapping
- Reinterpretation of historical holes

Once surface gold anomalies are detected, DD campaigns are planned in order to test and delineate the source and continuity of these gold anomalies at depth.

The exploration strategy in a deep mine context requires that Mineral Resource confidence be at a low risk level and that new opportunities are created to develop flexibility. The strategy is divided in three pillars: confidence level, flexibility and organic growth. The focus of the confidence level programmes is to add and convert Mineral Resource in the main orebodies in the deep part of the mine to maintain the operation. The flexibility plan aims to develop secondary orebodies to compliment the Mineral Resource pipeline and search for remaining ounces from old mine sites in the upper levels of the mine. The organic growth project aims to add new orebodies to feed the exploration portfolio and develop advanced regional exploration near-mine targets in a 20km radius around the plant.

During the 2022 period, these exploration strategies were successful. For Cuiabá mine, 82% of the underground drilling was used to improve the Mineral Resource confidence of the main orebodies (Fonte Grande and Serrotinho) at the deeper levels of the mine. Of the underground drilling, 18% was used to drill the narrow vein orebodies (Balancão and Galinheiro) as well as the secondary orebodies (Quartz vein, Viana and GFW) in the upper levels, creating flexibility in the production plan.

The regional exploration programme in 2022 focused on three targets: Descoberto, Lamego Sul and Tinguá. At Descoberto, the drilling campaign aimed at Mineral Resource definition and additions to the immediate down-plunge extension of the historical local gallery, with positive results revealing the continuity of the mineralisation. At Tinguá and Lamego Sul, scout drilling campaigns were performed to investigate soil and geophysical anomalies, returning encouraging results.

The exploration strategy for 2023 will be to keep focusing in these three pillars, specially with the large drilling programme expected to commence in the hangingwall dedicated exploration drive at the deeper portions of Cuiabá mine. The flexibility strategy is looking to develop Mineral Resource in the Quartz vein orebodies, and the deepening of the narrow vein orebodies.

Improvement in the confidence levels and increasing Mineral Reserve in the short-term will guide the programme for 2023. The main orebodies below Level 22 are the key targets. The flexibility strategy will look to develop the Mineral Resource in the Quartz vein satellite orebodies. For the organic growth strategy, the drilling programme will continue, aiming to convert and add Mineral Resource at Descoberto, Tinguá and other opportunities.

AGA Mineração – Cuiabá continued

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Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	10 x 15, 15 x 15	✔	–	–	✔	✔
Indicated	20 x 30, 30 x 45, 40 x 60	✔	–	–	–	✔
Inferred	40 x 60, 80 x 120, 100 x 100	✔	–	–	–	✔
Grade/ore control	5 x 5	✔	–	–	✔	–

Sample spacing for classification was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of uncertainty for Measured, Indicated, and Inferred Mineral Resource. DD is used for Mineral Resource addition and conversion from Inferred to Indicated, and to Measured Mineral Resource. Grade control drilling is carried out by means of channel sampling in the production areas as well as DD.

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Narrow veins – Balancão	Measured	1.37	7.18	9.87	0.32
	Indicated	1.98	7.81	15.46	0.50
	Inferred	0.24	6.03	1.43	0.05
	Total	**3.59**	**7.45**	**26.77**	**0.86**
Narrow veins – Galinheiro	Measured	1.05	6.29	6.61	0.21
	Indicated	1.59	4.96	7.91	0.25
	Inferred	0.68	5.03	3.44	0.11
	Total	**3.33**	**5.40**	**17.96**	**0.58**
Narrow veins – Canta Galo	Measured	0.46	6.11	2.83	0.09
	Indicated	0.16	5.58	0.91	0.03
	Inferred	0.26	8.11	2.09	0.07
	Total	**0.89**	**6.59**	**5.84**	**0.19**
Main deposits – Fonte Grande Sul	Measured	2.04	7.53	15.37	0.49
	Indicated	0.98	6.47	6.35	0.20
	Inferred	5.23	7.77	40.69	1.31
	Total	**8.26**	**7.56**	**62.41**	**2.01**
Main deposits – Serrotinho	Measured	1.36	8.31	11.33	0.36
	Indicated	1.73	6.36	11.01	0.35
	Inferred	0.03	4.87	0.16	0.01
	Total	**3.13**	**7.20**	**22.50**	**0.72**
Descoberto	Measured	–	–	–	–
	Indicated	0.20	4.30	0.86	0.03
	Inferred	0.71	3.48	2.46	0.08
	Total	**0.91**	**3.66**	**3.31**	**0.11**
Cuiabá – Lamego tailings	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	3.28	0.93	3.05	0.10
	Total	**3.28**	**0.93**	**3.05**	**0.10**

AGA Mineração – Cuiabá continued

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Inclusive Mineral Resource continued

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Secondary areas – Galinheiro footwall	Measured	0.11	4.16	0.47	0.01
	Indicated	0.89	4.61	4.10	0.13
	Inferred	0.82	4.09	3.37	0.11
	Total	**1.82**	**4.35**	**7.93**	**0.26**
Secondary areas – Quartz vein	Measured	0.11	3.60	0.41	0.01
	Indicated	0.88	3.82	3.38	0.11
	Inferred	1.01	4.17	4.23	0.14
	Total	**2.01**	**3.99**	**8.01**	**0.26**
Secondary areas – Viana	Measured	–	–	–	–
	Indicated	0.23	4.23	0.98	0.03
	Inferred	0.30	4.32	1.28	0.04
	Total	**0.53**	**4.28**	**2.26**	**0.07**
AGA Mineração – Cuiabá	**Total**	**27.73**	**5.77**	**160.05**	**5.15**

The Mineral Resource is reported as at 31 December 2022 as *in situ* for block models. To appropriately demonstrate reasonable prospects of economic extraction, the underground Mineral Resource was constrained by using the MSO process in Datamine Studio UG™ software. The open pit Mineral Resource was constrained in an economically optimised pit shell. A gold price of $1,750/oz was used for both the underground and the open pit Mineral Resource.

Inclusive Mineral Resource by-product: sulphur

as at 31 December 2022	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração – Cuiabá	Measured	6.52	5.0	0.33	719
	Indicated	8.65	4.1	0.35	776
	Inferred	12.56	4.5	0.56	1,237
	Total	**27.73**	**4.5**	**1.24**	**2,731**

Estimation

The Cuiabá dataset consists of both channel and drill hole samples. Gold, sulphur and arsenic grades and density are estimated by ordinary kriging. All channel and drill hole samples are used to generate 3D geological models and to assign lithological proportions into the grade estimates. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. 3D modelling and estimation is performed within two main estimation domains, namely the thick mineralisation domain, comprising Fonte Grande Sul and Serrotinho, and the narrow vein domain comprising Balancão, Galinheiro and Canta Galo. A third domain, related to the mineralisation hosted predominantly in zones of intense hydrothermal alteration in schists, is also considered and includes the Quartz vein satellite, GFW, Viana and Descoberto orebodies. Conditional simulation is used to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource, following the 15% Rule methodology (refer to the *Definitions* on *page 218*), for the main deposits and narrow veins. Sample spacing is used to refine the Mineral Resource classification and to define the Mineral Resource classification against the other targets.

Grade tonnage curve

AGA Mineração – Cuiabá

Underground (metric)



Tonnes above cut-off grade (millions)
25
20
15
10
5
0
Average grade above cut-off grade (g/t)
18
16
14
12
10
8
6
0 1 2 3 4 5 6 7 8
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

AGA Mineração – Cuiabá continued

Americas

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Measured	4.17	7.66	31.96	1.03
	Indicated	2.73	5.83	15.93	0.51
	Inferred	12.56	4.95	62.20	2.00
	Total	**19.47**	**5.65**	**110.09**	**3.54**

The exclusive Mineral Resource consists primarily of Inferred Mineral Resource that is not reported as part of the Mineral Reserve. 56% of the exclusive Mineral Resource is Inferred Mineral Resource. The exclusive Mineral Resource is mainly located at Fonte Grande Sul (50%), Balancão (10%) and Galinheiro (10%) orebodies.

Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Measured	0.09	8.80	0.83	0.03
	Indicated	3.43	6.94	23.80	0.77
	Inferred	7.35	6.89	50.62	1.63
	Total	**10.87**	**6.92**	**75.26**	**2.42**

The Mineral Resource below infrastructure is the Mineral Resource that cannot be accessed from the primary access development.

Year-on-year changes in Mineral Resource

AGA Mineração – Cuiabá

Total (Moz)


Ounces (millions)
6.0
5.5
5.0
4.5
4.0
5.49
(0.23)
0.23
0.11
0.07
(0.06)
0.00
0.00
(0.45)
0.00
5.15
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The Mineral Resource year-on-year decrease is mainly due to the removal of Measured Mineral Resource that is not feasible to be extracted due to operational and safety restrictions (underbreak/ore skins) at the Serrotinho, Fonte Grande Sul, Balancão and Galinheiro orebodies, depletion and an increase in costs. This was partially offset by exploration derived mainly from additions in the deeper levels of Fonte Grande Sul and Serrotinho orebodies, an increase in methodology related to grade control drilling and an increase in the Mineral Resource price.


As at 31 December 2022, the AGA Mineração – Cuiabá gold Mineral Resource was 5.2Moz, and the Mineral Reserve was 1.2Moz.

Aerial ropeway between the Cuiabá gold plant and Queiroz plant

AGA Mineração – Cuiabá continued

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Inclusive Mineral Resource sensitivity

AGA Mineração – Cuiabá



4
2
0
-2
-4
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Cuiabá is insensitive to a drop in the Mineral Resource gold price. There is a minimal downside of less than 1% in ounces at a lower Mineral Resource price and a minimal upside of 1% in ounces at a higher Mineral Resource price.

Mineral Reserve

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Narrow veins – Balancão	Proved	0.73	3.64	2.65	0.09
	Probable	1.82	4.84	8.80	0.28
	Total	**2.55**	**4.49**	**11.44**	**0.37**
Narrow veins – Galinheiro	Proved	0.29	4.69	1.37	0.04
	Probable	1.38	3.53	4.88	0.16
	Total	**1.68**	**3.73**	**6.25**	**0.20**
Narrow veins – Canta Galo	Proved	0.23	4.22	0.95	0.03
	Probable	0.09	3.99	0.37	0.01
	Total	**0.32**	**4.16**	**1.32**	**0.04**
Main deposits – Fonte Grande Sul	Proved	0.47	4.80	2.26	0.07
	Probable	0.59	5.20	3.08	0.10
	Total	**1.06**	**5.03**	**5.33**	**0.17**
Main deposits – Serrotinho	Proved	0.58	5.90	3.42	0.11
	Probable	1.22	4.56	5.57	0.18
	Total	**1.80**	**4.99**	**8.99**	**0.29**
Secondary areas – Galinheiro footwall	Proved	0.03	3.10	0.08	0.00
	Probable	0.28	3.32	0.94	0.03
	Total	**0.31**	**3.30**	**1.03**	**0.03**
Secondary areas – Quartz vein	Proved	0.04	2.17	0.10	0.00
	Probable	0.47	2.68	1.26	0.04
	Total	**0.51**	**2.64**	**1.36**	**0.04**
Secondary areas – Viana	Proved	–	–	–	–
	Probable	0.12	3.12	0.38	0.01
	Total	**0.12**	**3.12**	**0.38**	**0.01**
AGA Mineração – Cuiabá	**Total**	**8.35**	**4.32**	**36.11**	**1.16**

No stockpile is considered in the Mineral Reserve statement. Some remnant ounce areas and sill pillar recovery are accounted for in the Mineral Reserve statement, and are all supported by geotechnical assessment and sequenced to the final year of operation.

AGA Mineração – Cuiabá continued

Americas

Mineral Reserve by-product: sulphur

as at 31 December 2022	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração – Cuiabá	Proved	2.37	3.5	0.08	180
	Probable	5.99	2.8	0.17	375
	Total	**8.35**	**3.0**	**0.25**	**555**

Estimation

Mineral Reserve gold price, exchange rate, projected operational performance and costs are taken into consideration in the Mineral Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and mining recovery are all applied in the process. Metallurgical recovery is applied in the financial evaluation of the Mineral Reserve.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Exchange rate $/BRL	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF (% based on tonnes)	MCF %	MetRF %
Narrow veins – Balancão	1,400	5.59	4.31	400.0	41.8	88.2	95.3	93.5
Narrow veins – Galinheiro	1,400	5.59	4.31	400.0	24.2	89.1	95.3	93.5
Narrow veins – Canta Galo	1,400	5.59	4.31	400.0	27.7	86.9	95.3	93.5
Main deposits – Fonte Grande Sul	1,400	5.59	4.31	600.0	26.1	87.1	95.3	93.5
Main deposits – Serrotinho	1,400	5.59	4.31	600.0	26.0	86.8	95.3	93.5
Secondary areas – Galinheiro footwall	1,400	5.59	4.31	400.0	30.7	88.3	95.3	93.5
Secondary areas – Quartz vein	1,400	5.59	4.31	400.0	37.0	85.6	95.3	93.5
Secondary areas – Viana	1,400	5.59	4.31	400.0	35.5	85.8	95.3	93.5

The modifying factors were reviewed based on historical performance and projected scenarios.

Inferred Mineral Resource in annual Mineral Reserve design*

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Narrow veins – Balancão	0.02	3.44	0.08	0.00
Narrow veins – Galinheiro	0.14	2.26	0.32	0.01
Narrow veins – Canta Galo	0.01	2.35	0.01	0.00
Main deposits – Fonte Grande Sul	0.03	3.08	0.08	0.00
Main deposits – Serrotinho	0.03	3.59	0.11	0.00
Secondary areas – Galinheiro footwall	0.02	1.70	0.04	0.00
Secondary areas – Quartz vein	0.01	4.96	0.03	0.00
Secondary areas – Viana	0.00	1.9	0.01	0.00
Total	**0.26**	**2.61**	**0.68**	**0.02**

** Inferred Mineral Resource including lower confidence material*

At Cuiabá, no Inferred Mineral Resource is considered in Mineral Reserve reporting. The amount of Inferred Mineral Resource that is contained in the Mineral Reserve design is reported separately.

AGA Mineração – Cuiabá continued

Americas

With appropriate caution, a portion of the Inferred Mineral Resource was included in the optimisation process. The Inferred Mineral Resource included in the six-year Mineral Reserve plan and design consists of extensions of all geological domains and represents 2% of the Mineral Reserve plan.

Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Cuiabá	Proved	0.09	4.14	0.39	0.01
	Probable	2.95	4.88	14.40	0.46
	Total	**3.04**	**4.86**	**14.79**	**0.48**

All the underground Mineral Reserve below infrastructure needs primary development to be accessed. The Mineral Reserve below infrastructure is that Mineral Reserve below a depth relative to AMSL of 71m for Balancão and Canta Galo, 14m for Galinheiro and GFW, 232m for Serrotinho Extension, 359m for Fonte Grande Sul Extension, 402m for Fonte Grande Sul and Serrotinho, 206m for the Quartz veins, and 32m for Viana.

Year-on-year changes in Mineral Reserve

AGA Mineração – Cuiabá
Total (Moz)



Ounces (millions)
1.3
1.2
1.1
1.0
0.9
0.8
1.19
(0.20)
0.09
0.01
0.06
0.00
(0.01)
0.00
0.02
0.00
0.00
1.16
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

In 2022, there was a decrease in the Mineral Reserve mainly due to depletion. This was partially offset by successful exploration drilling campaigns, mainly at the deeper levels of Fonte Grande Sul and Serrotinho orebodies, and an increase in the Mineral Reserve price.

Mineral Reserve sensitivity

AGA Mineração – Cuiabá



Percentage change
20
10
0
-10
-20
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Mineral Reserve is very sensitive to an increase in the Mineral Reserve gold price, and less sensitive to a decrease in the Mineral Reserve gold price. With a price decline to $1,300/oz, total tonnes drop by 12% and total ounces by 8%. An increase in the Mineral Reserve price to $1,500/oz increases the total tonnes and ounces by 15% and 10% respectively.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Bruno Akl Figuinha	MAusIMM	330 698	10 years	BSc (Geology)
Mineral Reserve	Felipe Goes Lima	MAusIMM	336 176	17 years	BSc (Mining Engineering)

AGA Mineração – Lamego

Americas

Introduction

Property description

The Lamego mine, a production stage property wholly-owned and operated by AngloGold Ashanti, is an underground operation within one of the most important metallogenetic provinces in Brazil known as the Iron Quadrangle. This region is an important producer of iron, manganese and gold in Brazil.

Location

Lamego is located 30km to the east of Belo Horizonte in the state of Minas Gerais, in the southeast of Brazil.

History

Exploration began in the area in 1985 with a drilling campaign along a 5.7km strike length of iron formation and the opening of 2.5km of development on the Arco da Velha, Queimada, and Cabeça de Pedra orebodies. After the successful completion of a FS, project approval was given, and implementation began in 2010 with the first gold poured soon afterward.

Legal aspects and tenure

The Lamego mining operation is covered by three geographically contiguous ANM concessions granted to AGA Mineração:

- ANM Mining Concession 830.720/1981, covering an area of 577.14ha
- ANM Mining Concession 831.554/1983, covering an area of 462.09ha
- ANM Mining Concession 832.238/2003, covering an area of 583.45ha

Subsequent to the three concessions mentioned above, all concessions are now grouped in a single mining concession 932.710/2017 (covering a total area of 1,622ha) and are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licenses, and other tenure rights coincide with the depletion of the Mineral Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM.

A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the Company's rights, which are already established.

Mining method

Lamego started operating as a cut and fill mine and migrated to long hole stoping as geology and mining knowledge increased over time. These changes had a positive impact on productivity and costs, keeping the asset competitive and efficient. The changes started in 2014 and are now complete, with all ore extracted from sub-level stopes. The ore extracted is transported to surface by diesel trucks and primarily crushed at site. Crushed material is then transported by road trucks to Cuiabá gold plant facilities to be treated. Waste mined is disposed at the waste dump and also used to backfill stopes.

Operational infrastructure

Lamego operates as a satellite mine to Cuiabá mine. Ore is transported to surface via ramps where it is crushed, stockpiled and transported daily to the Cuiabá gold plant, where it is blended with Cuiabá ore on the ROM pad.

The two plants (Cuiabá gold plant and Queiroz plant) are connected by an aerial ropeway and power for the mine is both self-generated (Rio de Peixe hydroelectric complex) and supplied by Cemig, a state-owned company. Tailings deposition is at one of four sites located at Cuiabá, Calcinados, Rapaunha and Cocuruto. The Rio de Peixe hydroelectric complex is a set of seven small hydropower plants that generate energy from three dams (Ingleses, Miguelo and Codorna), and are directly connected to the Queiroz plant.

Lamego has a natural water supply system and a plant for water and sewage treatment.

Mineral processing

Cuiabá and Lamego mines feed the Cuiabá gold (crushing, milling and flotation) and Queiroz (roaster, carbon circuit and refinery) plants, currently at 1.9Mtpa for the combined feed. At the Cuiabá gold plant, ore is crushed and milled followed by flotation and filtration to produce a concentrate (32% sulphur), which is transported by an aerial ropeway to Queiroz for further treatment. Approximately 30% of gold is recovered through a gravity circuit at the Cuiabá gold plant. The concentrate, transported by aerial ropeway, is received at the Queiroz plant which is located in Nova Lima and comprises the refractory ore circuit (from Cuiabá or Lamego) with facilities for pyrometallurgy and hydrometallurgy. The concentrate is roasted and the calcine proceeds to a CIP with Merrill Crowe circuits for further refining. The sulphide gas is captured for processing at the acid plant. Sulphuric acid is produced as a by-product.

AGA Mineração – Lamego continued

Americas

Introduction continued

Risks

As a low-grade operation, the accurate prediction of grade and the management of its variability is critical to ensure a successful operation. To minimise this risk or uncertainty, mine drilling campaigns, including channel sampling, are considered as mandatory before mining and incorporated at mine production scheduling.

Management plans are in place to address the risks or uncertainties associated with the low level of estimated Mineral Reserve, the reliance on Inferred Mineral Resource in the production plan, and rock engineering constraints at depth.

There is a risk associated to ESG due to the changes in the Brazilian mining laws, as well as legal and environmental requirements which will need to be considered in the mining process.

Tailings-related regulations introduced in Brazil in 2022, required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs. One of the findings of the reviews conducted was to increase buttressing of the Calcinados TSF. AngloGold Ashanti will proceed with this buttressing programme and has therefore suspended filtered tailings deposition on the facility, which services Cuiabá and Lamego mines. Information on the timeline for the completion of this buttressing programme is expected to be provided after engineering and geotechnical work has been completed by independent tailings experts. Processing of gold concentrate at the Queiroz plant will also be suspended until this buttressing programme has been completed. In the meantime, mining of ore is continuing. During this period, the Company expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5koz on average per month and will produce gold in concentrate at an average of approximately 10koz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation.

As at 31 December 2022, the AGA Mineração – Lamego gold Mineral Resource was 0.8Moz, and the Mineral Reserve was 0.1Moz.



Underground drilling operators at Lamego mine

AGA Mineração – Lamego continued

Americas

Map showing AGA Mineração – Cuiabá and Lamego mines project infrastructure and licences, with the total mining lease area insert shown in the top left corner. The coordinates of the mine, as represented by the Cuiabá gold plant, are depicted on the map and are in the geographic coordinate system.


Insert: Total mining lease area
0
5
10km
to Sabará
Cuiabá Mine
Lamego Mine
to Caeté
Queiroz Plant
Mina Grande Mine
(non-operational)
Raposos Mine
(non-operational)
Nova Lima Sul
Morro da Gloria Mine
(non-operational)
Rio de Peixe hydropower
0
2.5
5
7.5km
Cuiabá plant centroid coordinates
19°51'45"S, 43°44'00"W
N
Licences
Mining
Mining application
Exploration
Exploration application
Mine infrastructure
Plant
TSF
Waste dumps
Underground access
Aerial ropeway
Hydropower
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area

AGA Mineração – Lamego continued

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SW-NE View of the underground infrastructure and interpolated orebodies at Lamego, elevation in metres AMSL


-95000
-94000
-93000
SW
NE
ARCO DA VELHA OPEN PIT
+1000m
L02
CARRUAGEM
ARCO DA VELHA NE
+500m
CABEÇA DE PEDRA
ARCO DA VELHA
QUEIMADA
L08
Legend
Underground mine development
Optimised open pit
Surface topography
BIF-hosted oxides and metacherts
BIF-hosted sulphides and metachert/ quartz veins with visible gold
Plunge +17
Azimuth 329
0 250 500 750 1000

Geology

Lamego mine is located in the Iron Quadrangle, which is a geotectonic unit on the southern edge of the São Francisco Craton, comprising Archaean and Proterozoic terrains, and bordered by Neoproterozoic mobile belts. From a regional viewpoint, Lamego mine is located in the eastern extension of the Serra do Curral inverted homocline, located on the northern edge of the Iron Quadrangle.

The mine lithostratigraphy consists of an intermediate metamafic sequence of the greenstone belt type and is hosted in the Nova Lima Group, which is part of the Rio das Velhas Supergroup. This sequence is characterised by lower metabasaltic rocks at the base, overlain by Algoma-type BIF metasediments, a quartz layer (known locally as metachert), carbonaceous schist, graphite schist and a further sequence of sediments consisting of alternating metapelites and metapsammitic rocks with a volcanoclastic contribution. The upper sequence of the Rio das Velhas Supergroup is the metasedimentary Maquiné Group.

Deposit type

The gold mineralisation at Lamego has features and characteristics that match the epigenetic orogenic gold deposit model presented for Archaean gold-lode deposits.

Mineralisation style

The gold mineralisation at Lamego is characterised by orebodies associated with two horizons of chemical sedimentary rocks: BIF and metachert, with shear zones containing abundant quartz veinlets. The proportions of these lithotypes vary substantially from one deposit to another. In the BIF, sulphide mineralisation is associated with gold, while in the metachert it is associated with quartz veins. The gold occurs either as native gold or in sulphides. Lamego has a similar rock assemblage to Cuiabá, but with higher structural complexity. The mineralised BIF is more structurally deformed and contains more silica when compared to Cuiabá, which reacted less with the hydrothermal fluid.

Mineralisation characteristics

The mineralisation is characterised by sulphidation in the form of disseminated sulphide bands or as fracture fill and, more rarely, as massive sulphide hosted in BIF or metachert although sulphide bands are rare in the latter. The metachert (or quartz vein) is concentrated in the hinges of the Lamego structure and has free gold as the main mineralisation with a lesser amount associated with sulphides. The plunge of the mineralised zones coincides with both fold axes of the first two structural events and the stretching fabric.

Exploration

Exploration at Lamego is focused on unlocking new potential and investigating extensions of already known orebodies. The drilling programme is aimed at addition and definition of Mineral Resource, focusing on the main orebodies, which are: Carruagem, Carruagem SW, Queimada and Arco da Velha.

Advanced structural studies have shown a strong shear-related contribution at Lamego and new studies seek to understand the behaviour of the hydrothermal fluid in association with the reactivity of Lamego's BIF layers, targeting zones of intensive replacement of iron-rich bedding by sulphides and, consequently, increased mineralisation.

Surface exploration programmes are undertaken with activities ranging from target generation to Mineral Resource delineation stages, including soil sampling geochemistry campaigns, terrestrial and aerial geophysics, chip and channel samples inside old surface workings, geological mapping, and reinterpretation of historical drill holes. Once coherent surface gold anomalies are detected, drilling programmes are planned in order to test the source for these gold anomalies at depth.

AGA Mineração – Lamego continued

Americas

DD underground campaigns for Lamego focused on improving the Mineral Resource confidence in the deeper levels of the mine and creating flexibility in the production plan at the upper levels. Approximately 46km were drilled underground, with 85% in the Carruagem orebodies, 11% in the Arco da Velha orebody, and 4% in the Queimada orebody.

An estimated 6,800m was dedicated to surface DD programme, which investigated the Arco da Velha Oxidised (AVOx) target, aiming to define Mineral Resource in the shallower zones of the Arco da Velha orebody. Engineering studies are being carried out to develop AVOx to a PFS stage.

The exploration strategy for 2023 will maintain the strategy to increase the Mineral Resource confidence levels at the deeper portions of Lamego mine. Dedicated exploration drives are currently being developed at Carruagem and Queimada in order to reach Levels 10 and 11 for Carruagem, and Levels 7 and 8 for Queimada. A project entailing surface directional drilling is currently being discussed to further investigate Carruagem at deeper levels (Level 12 and below).

Exploration at Lamego has the same integrated strategy as Cuiabá which is based on three main pillars: flexibility, confidence level and organic growth. The main focus is to improve the confidence level in the Mineral Resource and allow for mine planning to convert to Mineral Reserve in the main orebodies of Carruagem, Queimada and Arco da Velha. The flexibility plan is targeted on Carruagem SW extension which is responsible for high Mineral Resource addition in the shallow part of the mine. Another opportunity close to the mine site is the Arco da Velha open pit, specifically the AVOx target, with the potential to increase mine production from open pit operations in the near future. The organic plan focused on the regional targets inside the exploration-defined area, primarily the Lamego-Sul Target. Exploration during the year involved detailed geological mapping and scout drilling to check soil anomalies in this area.

W-E Geological cross-section of the Carruagem underground orebody, elevation in metres AMSL


W
E
L9.1
L10
Legend
Metadiabase
Metapelite
Carbonaceous schist
Metachert
BIF
Metandesite
Ore (grade shell)
0
25
50
75

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	10 x 15	✔	–	–	✔	–
Indicated	20 x 30	✔	–	–	–	–
Inferred	40 x 60	✔	–	–	–	–
Grade/ore control	2.7 x 3, 3 x 3	–	–	–	✔	–

Sample spacing was defined based on a grid optimisation study that aimed to assess the ideal drill grid spacing with the appropriate level of certainty for Measured, Indicated, and Inferred Mineral Resource. DD is used for Mineral Resource addition and conversion from Inferred to Indicated Mineral Resource, and to Measured Mineral Resource. Grade control sampling is carried out by means of channel sampling in the production areas.

AGA Mineração – Lamego continued

Americas

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Main deposits – Arco da Velha	Measured	0.27	2.55	0.68	0.02
	Indicated	0.36	2.19	0.79	0.03
	Inferred	0.40	2.00	0.79	0.03
	Total	**1.02**	**2.21**	**2.26**	**0.07**
Main deposits – Cabeça de Pedra	Measured	0.30	2.75	0.82	0.03
	Indicated	0.66	2.34	1.54	0.05
	Inferred	1.17	2.18	2.55	0.08
	Total	**2.13**	**2.31**	**4.92**	**0.16**
Main deposits – Carruagem	Measured	0.94	3.11	2.94	0.09
	Indicated	1.78	2.69	4.78	0.15
	Inferred	1.41	2.23	3.15	0.10
	Total	**4.13**	**2.63**	**10.87**	**0.35**
Secondary areas – Queimada	Measured	0.05	3.48	0.19	0.01
	Indicated	0.68	3.46	2.35	0.08
	Inferred	0.28	3.58	1.01	0.03
	Total	**1.01**	**3.50**	**3.55**	**0.11**
Secondary areas – Arco NE	Measured	–	–	–	–
	Indicated	0.02	2.09	0.05	0.00
	Inferred	0.85	2.07	1.76	0.06
	Total	**0.87**	**2.07**	**1.80**	**0.06**
Open pit – Arco da Velha	Measured	–	–	–	–
	Indicated	0.87	0.96	0.84	0.03
	Inferred	0.45	0.88	0.40	0.01
	Total	**1.33**	**0.93**	**1.24**	**0.04**
AGA Mineração – Lamego	**Total**	**10.50**	**2.35**	**24.63**	**0.79**

To appropriately demonstrate reasonable prospects of economic extraction, the underground Mineral Resource was constrained by MSO shapes and the open pit Mineral Resource was constrained in an economically optimised pit shell.

Inclusive Mineral Resource by-product: sulphur

		Tonnes	Grade	Contained sulphur	
as at 31 December 2022	**Category**	**million**	**%S**	**tonnes million**	**pounds million**
AGA Mineração – Lamego	Measured	1.56	3.5	0.05	119
	Indicated	4.37	2.9	0.13	276
	Inferred	4.56	4.0	0.18	402
	Total	**10.50**	**3.5**	**0.36**	**798**

Estimation

The Lamego dataset consists of both channel and drill hole samples. Gold, sulphur and arsenic grades and density are estimated by ordinary kriging. All channel and drill hole samples are used to generate 3D geological models and to assign lithological proportions into the grade estimates. The estimation parameters are defined for each target and are based on variography as the main driver for the definition of the maximum estimation distances. 3D modelling and estimation is performed in grade shells above 1g/t within two main lithological domains (metachert and BIF). Conditional simulation is used in the Carruagem orebody to estimate the uncertainty in the block models and to classify the Mineral Resource into Measured, Indicated and Inferred Mineral Resource. Sample spacing also used to refine the Mineral Resource classification. In the secondary orebodies sample spacing is used to classify the Mineral Resource.

AGA Mineração – Lamego continued

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Grade tonnage curves

AGA Mineração – Lamego
Surface (metric)


Tonnes above cut-off grade (millions)
1.5
1.0
0.5
0.0
0
1
2
3
4
6
4
2
0
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

AGA Mineração – Lamego
Underground (metric)


Tonnes above cut-off grade (millions)
10
8
6
4
2
0
0
2
4
6
8
10
8
6
4
2
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
AGA Mineração – Lamego	Measured	1.18	2.92	3.44	0.11
	Indicated	3.05	1.98	6.05	0.19
	Inferred	4.56	2.12	9.65	0.31
	Total	**8.79**	**2.18**	**19.14**	**0.62**

The exclusive Mineral Resource is made up of ore not included in the Mineral Reserve due to economic considerations as well as Inferred Mineral Resource. Approximately 50% of the exclusive Mineral Resource is related to Inferred Mineral Resource that is not part of the Mineral Reserve. The Carruagem orebody contributes 60% of the total exclusive Measured and Indicated Mineral Resource, whereas Cabeça de Pedra contributes 11% of the total exclusive Measured and Indicated Mineral Resource.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
AGA Mineração – Lamego	Measured	0.02	2.46	0.05	0.00
	Indicated	0.97	2.81	2.73	0.09
	Inferred	2.44	2.29	5.61	0.18
	Total	**3.44**	**2.44**	**8.39**	**0.27**

The below infrastructure Mineral Resource consists primarily of Inferred Mineral Resource that is in the process of being upgraded by means of Mineral Resource definition drilling.



Aerial view of the Lamego mine

AGA Mineração – Lamego continued

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Year-on-year changes in Mineral Resource

AGA Mineração – Lamego

Total (Moz)


1.2
1.0
0.8
0.6
0.4
Ounces (millions)
1.07
(0.05)
0.04
(0.22)
0.05
(0.04)
0.00
0.00
(0.06)
0.00
0.79
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

In 2022, Lamego reported a decrease in the Mineral Resource, mainly due to revision in methodology MSO parameters. The main decrease was due to the Carruagem target from Levels 1 to 5. The minimum thickness requirement for the cut and fill design optimisation process in 2022 was adjusted to capture a more accurate stope shape. Further decreases from depletion and an increase in cost were partially offset by an increase in the Mineral Resource price and some exploration additions from Carruagem and Queimada orebodies.

Inclusive Mineral Resource sensitivity

AGA Mineração – Lamego


15
10
5
0
-5
-10
-15
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

Lamego is sensitive to changes in the Mineral Resource gold price as the deposit is low-grade with higher tonnage at an increased Mineral Resource gold price. The variations are mainly due to changes in the cut-off grade. There is a 6% upside in ounces at a higher Mineral Resource price and a 7% downside in ounces at a lower Mineral Resource price.

Mineral Reserve

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Main deposits – Arco da Velha	Proved	0.01	1.31	0.02	0.00
	Probable	0.01	1.63	0.01	0.00
	Total	**0.02**	**1.43**	**0.03**	**0.00**
Main deposits – Cabeça de Pedra	Proved	0.04	1.97	0.08	0.00
	Probable	0.06	2.71	0.18	0.01
	Total	**0.10**	**2.43**	**0.25**	**0.01**
Main deposits – Carruagem	Proved	0.28	2.67	0.75	0.02
	Probable	0.65	2.45	1.59	0.05
	Total	**0.93**	**2.51**	**2.34**	**0.08**
Secondary areas – Queimada	Proved	0.02	2.70	0.05	0.00
	Probable	0.46	3.09	1.42	0.05
	Total	**0.48**	**3.08**	**1.47**	**0.05**
AGA Mineração – Lamego	**Total**	**1.53**	**2.67**	**4.10**	**0.13**

All ore extracted is treated. There is no stockpile and the pillars are not considered in the Mineral Reserve.

AGA Mineração – Lamego continued

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Mineral Reserve by-product: sulphur

as at 31 December 2022	Category	Tonnes million	Grade %S	Contained sulphur tonnes million	Contained sulphur pounds million
AGA Mineração – Lamego	Proved	0.35	2.3	0.01	18
	Probable	1.18	2.3	0.03	61
	Total	**1.53**	**2.3**	**0.04**	**79**

Estimation

The Mineral Reserve gold price, exchange rate, operational performance and costs, as well as metallurgical recoveries are taken into consideration when estimating the Mineral Reserve. Mining parameters such as the mining method, minimum mining width, MCF, dilution and recovery are all applied in the process.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Exchange rate $/BRL	Cut-off grade g/t Au	Stoping width cm	Dilution %	MRF (% based on tonnes)	MCF %	MetRF %
Main deposits – Arco da Velha	1,400	5.59	2.62	500.0	8.0	90.5	95.3	93.5
Main deposits – Cabeça de Pedra	1,400	5.59	2.62	500.0	15.0	90.5	95.3	93.5
Main deposits – Carruagem	1,400	5.59	2.62	500.0	21.0	90.5	95.3	93.5
Secondary areas – Queimada	1,400	5.59	2.62	500.0	19.0	90.5	95.3	93.5

Inferred Mineral Resource in annual Mineral Reserve design*

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Main deposits - Carruagem	0.24	1.88	0.45	0.01
Secondary areas - Queimada	0.37	2.64	0.98	0.03
Total	**0.61**	**2.34**	**1.43**	**0.05**

** Inferred Mineral Resource including lower confidence material*

At Lamego, no Inferred Mineral Resource is considered in Mineral Reserve reporting. The amount of Inferred Mineral Resource that is contained in the Mineral Reserve design is reported separately. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 26% of the Mineral Reserve plan of three years.

Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
AGA Mineração – Lamego	Proved	–	–	–	–
	Probable	0.25	3.55	0.88	0.03
	Total	**0.25**	**3.55**	**0.88**	**0.03**

All the underground Mineral Reserve below infrastructure needs primary development to be accessed. The Mineral Reserve below infrastructure is that Mineral Reserve below Level 6 at the Queimada orebody.

AGA Mineração – Lamego continued

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Year-on-year changes in Mineral Reserve

AGA Mineração – Lamego

Total (Moz)


Ounces (millions)
0.14
0.12
0.10
0.08
0.06
0.12
(0.04)
0.02
0.00
0.01
0.00
0.00
0.00
0.01
0.00
0.00
0.13
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

In 2022, there was an increase of 8% ounces year-on-year in the Mineral Reserve due to successful exploration drilling campaigns at the Carruagem orebody and an increase in the Mineral Reserve price. This was partially offset by depletion.

Mineral Reserve sensitivity

AGA Mineração – Lamego


Percentage change
16
12
8
4
0
-4
-8
-12
-16
-20
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Lamego Mineral Reserve is very sensitive to a reduction in the Mineral Reserve gold price with a 8% downside in ounces, and is sensitive to an increase in gold price (7% upside in ounces). Lamego is sensitive to changes in the Mineral Reserve gold price as the deposit is low-grade with higher tonnage at an increased Mineral Reserve gold price. The variations are mainly due to changes in the cut-off grade.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Fabiano Horta	MAusIMM	3 068 655	15 years	BA (Geology)
Mineral Reserve	Alexandre Souza de Oliveira	MAusIMM	3 061 031	10 years	BEng (Mining Engineering)



Marking up of drill hole core at Lamego

Serra Grande

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Introduction

Property description	Serra Grande, a production stage property, is wholly-owned and operated by AngloGold Ashanti and is located in the northwest of the Goiás State, central Brazil. It operates three underground and two open pit mines.
Location	Serra Grande is located 5km south of the town of Crixás, 420km from the Brazilian capital, Brasília and approximately 350km from the state capital of Goiás, Goiánia. The employment of 1,120 people in this largely rural area makes mining the principal economic activity in the region.
History	Exploration began in 1973 with a phase of detailed mapping and DD, which continued until 1976. The mining operation started up in 1986 in Mina III and the metallurgical plant start-up was in 1989. Serra Grande production peaked at 193kozpa in 2006, supported by high-grades. In 2009, the metallurgical plant was expanded to 1.3Mtpa to compensate for a declining grade profile and in 2012 AngloGold Ashanti acquired the 50% stake that belonged to the Kinross Group.
Legal aspects and tenure	Serra Grande has interests or agreements over 25,719.94ha in the Crixás Greenstone Belt through a series of ANM mining leases and exploration permits. The mining concessions include: • 002.286/1935, covering an area of 4,206.88ha • 960.658/1987, covering an area of 1,946.89ha • 860.746/2005, covering an area of 88.28ha • 862.103/1994, covering an area of 125.41ha • 804.366/1975, covering an area of 196.05ha All concessions are currently active, in good legal and operational standing, and free of liabilities and/or major obligations. According to Brazilian mining law, the expiry of claims, licences, and other tenure rights coincide with the depletion of Mineral Reserve, cessation of mining operations and legally required post-operational activities (such as mine closure), provided all annual reports have been approved by the ANM. A new Brazilian mining code is currently under discussion, however, it is not anticipated to change the Company's rights, which are already established.
Mining method	The Serra Grande operation comprises three underground mines, namely Mina III (including orebody IV, V and Ingá), Mina Nova (including Pequizão orebody) and Mina Palmeiras. The open pits mine the outcrop of Mina III Inferior and Structure IV zones, and Pequizão. Three mining methods are used underground: sub-level stoping (bottom-up and top-down), cut and fill, and room and pillar. The open pits use standard drill and blast, followed by truck load and haul.
Operational infrastructure	Serra Grande operates a single TSF, which will support the LOM production and has government environmental licensing in place. The water used in metallurgical processing comes from the underground mines. The state road GO-337 passes close to the operation providing access for logistics. The power for the mine is supplied and purchased in the open market (grid electricity) and diesel self-generation.
Mineral processing	The metallurgical plant has the capacity to process 1.5Mtpa, combining CIL and gravimetric circuits. The ore is blended to feed the crushing circuit which has a capacity of 4,000tpd. There are two mills in operation, and 20 leach tanks with a capacity of 4,800m^3 divided between pre-liming and cyanidation stages. Approximately 45% of gold is captured in the parallel gravity circuit. The tailings are filtered and stacked in piles. The rest of the gold is recovered by the CIL process to form the doré that is sent to Nova Lima for refining. The total gold recovery is approximately 93.0%.
Risks	There is no significant risk or uncertainty in the Mineral Resource and Mineral Reserve estimate at Serra Grande. There is a risk associated to ESG due to the changes in the Brazilian mining laws, as well as legal and environmental requirements which will need to be considered in the mining process.

Serra Grande continued

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Map showing the location, infrastructure and mining licence area for Serra Grande, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.



Insert: Total mining lease area
0 15 30km
Mine village
Crixás City
Baru
Santos Reis
Pequizão/
Mina Nova Portal
Angicao 2
Forquilha
Angicao 1
Mina III Portal
Mine III
Corpo V Sul
Palmeiras Portal
Palmeiras
Plant centroid coordinates
14°34'25"S, 49°58'04"W
0 0.35 0.7 1.05km
Licences
Mining
Exploration
Exploration application
Mine infrastructure
Pits
Plant
TSF
Underground access
Planned infrastructure
Pits
Waste dumps
TSF
Settlements
Towns
Villages
Roads
Main
Secondary
Insert
Total mining lease area
Map zoomed in area
N

Serra Grande continued

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3D Map showing underground and open pit workings at Serra Grande


MINA NOVA
OPEN PIT PEQUIZÃO
OPEN PIT MINA III
OPEN PIT CORPO SUL
OPEN PIT VENÂNCIO
PEQUIZÃO
OPEN PIT CORPO V
PALMEIRAS
PALMEIRAS SUL
INGÁ
MINA III
N
0 250 500 750
LEGEND
Open Pit
Underground mining works and infrastructure

Geology

The Serra Grande gold deposits are hosted in a typical greenstone belt sequence. The mineralisation is hosted by metasedimentary and metavolcanoclastic rocks, with quartz veins and massive or disseminated sulphides that have economic potential when controlled by geological structures. Two main deformational events control the mineralisation and have been identified in the region:

- The first, a thrusting event (D1 from west to east), developed with irregular thrust ramp geometry. This event was responsible for stacking and inverting the stratigraphic sequences.
- The second event (D2), was the thrusting of the Santa Terezinha sequence over the Crixás Greenstone Belt, folding the rocks (F2) and generating the structural controls for gold mineralisation, generally parallel to the fold axis.

Deposit type

The Serra Grande gold deposit is an orogenic mesothermal deposit, associated with the development of shear zones that belong to the Upper Archaean Crixás Group.

Gold mineralisation is associated with metasediments and metavolcanics from the Ribeirão das Antas and Rio Vermelho Formations respectively. The Crixás Greenstone Belt is surrounded by granitic gneiss terrains from the Ribeirão das Antas and Caiamar complexes and metasedimentary rocks from the Santa Terezinha Group, which is part of the Goiás magmatic arc.

Mineralisation style

The mine is in the Crixás Greenstone Belt sequence, in the central portion of Brazil, and the main host rocks are metasedimentary sequences associated with metavolcanic basic rocks.

Mineralisation at Serra Grande is associated with quartz veins and massive to disseminated sulphides in metasedimentary, metavolcanoclastic and metabasalt rocks, with variable degrees of hydrothermal alteration developed over orogenic stacked thrust layers (duplexes).

Mineralisation characteristics

Geometry of the mineralised deposits is typically complex with pinch-and-swell, and folded and boudinage shapes, dipping between 10° and 35° on average, with the greatest continuity along northwest plunging structures (azimuth 290°). In some cases, or some orebodies, the dip can increase to 65° which is seen for the deeper portions of the Mina III main quartz vein.

The mineralisation is hosted in five main domains (structures): Structure II, III, IV, Palmeiras and V. The mineralisation occurs as stacked lenses, generally concentrated in the same high deformation positions (with folds and disruptions) in the structures.

Structure II is a zone of quartz veinlets within graphite-schists and metagreywacke sequences which are structurally below Structure III. Mineralisation is hosted by quartz veins with free-gold and disseminated sulphides, which is represented by the Cajueiro target.

The mineralisation at Structure III, is hosted by quartz veins that are hosted in carbonaceous schists, where gold grades of up to 8g/t can be found. Mina III (lower zone) and Ingá are typical of this mineralisation. This structure is also associated with massive and disseminated sulphides (mainly arsenopyrite and pyrrhotite) that occur in a sequence of hydrothermally altered schists. Massive and disseminated sulphide mineralisation hosted by dolomite lenses which are structurally above the lower zone schists and quartz veins is named the upper zone.

In Structure IV, the mineralisation consists of quartz veinlets and disseminated sulphide (arsenopyrite and minor pyrrhotite) hosted in graphite schists, such as Corpo IV, and Pequizão. The mineralised zones are hosted by graphite schists with massive and disseminated sulphide concentrated in fold-hinge zones. The ore shoots plunge to the north-northwest and dip between 6° and 35°.

Structure Palmeiras is associated with hydrothermal alteration of metabasalts, with sericite, chlorite, carbonate and massive sulphides (pyrrhotite and arsenopyrite).

Structure V hosts mineralisation within altered talc-schists which are structurally above structure Palmeiras. Alteration includes sericite, chlorite and carbonate, and mineralisation is hosted by quartz veins and disseminated sulphides (arsenopyrite and pyrrhotite).

Serra Grande continued

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3D View of the underground orebodies at Serra Grande (top), with sections across the individual orebodies (bottom four sections), elevation in metres below surface*


Structure Palmeiras
Structure IV
Structure 3.5
Structure III – Superior Zone
Structure III – Inferior Zone
A
B
C
D
E
F
G
H
N
MINA NOVA
CORPO XI
ANGICÃO
MINA III
CORPO SUL
NW
PEQUIZÃO
SUCUPIRA
INGÁ
CORPO A
URUCUM
GOIABEIRA
CORPO IV
PALMEIRAS NORTE
LIMOEIRO
PALMEIRAS
MANGABA
PALMEIRAS SUL
FW STRUCTURE III
Mina Nova
NW / Pequizão / Ingá
BARU
INGÁ SUPERIOR ZONE
INGÁ INFERIOR ZONE
Mangaba
Mina III
CORPO 3.5
MINA III – INFERIOR ZONE

** Surface is approximately 400m AMSL*

Exploration

Most of the exploration activities are focused on brownfields exploration to extend the current Mineral Resource, increase the confidence of the Mineral Resource and allow it to be engineered into a Mineral Reserve. In 2022, 276koz of Mineral Resource additions, at an average cost of $18/oz, occurred through the drilling of 36,225m of DD. This resulted in the discovery of the NW orebody which is hosted in graphitic schists in Structure IV and is the down-plunge extension of Pequizão. Other important additions in 2022 include orebodies at Goiabeira and Ingá superior zones. These orebodies occur between Mangaba and Ingá mine infrastructure and could allow for flexibility and increase Serra Grande's production over the next few years.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	10 x 10, 20 x 10	✔	✔	–	✔	–
Indicated	20 x 20, 40 x 20, 50 x 25	✔	✔	–	✔	–
Inferred	80 x 40, 100 x 50	✔	✔	–	–	–
Grade/ore control	2 x 2, 5 x 5	✔	–	–	✔	–

DD and RC drilling are used predominantly for Measured, Indicated and Inferred Mineral Resource classification at Serra Grande. Channel sampling is used for grade control as well as for Measured and Indicated Mineral Resource classification.

Serra Grande continued

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Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Mina Nova	Measured	0.59	3.14	1.85	0.06
	Indicated	1.66	2.87	4.76	0.15
	Inferred	1.48	3.04	4.50	0.14
	Total	**3.72**	**2.98**	**11.11**	**0.36**
Mangaba	Measured	0.03	2.52	0.09	0.00
	Indicated	0.35	3.28	1.15	0.04
	Inferred	2.90	3.21	9.29	0.30
	Total	**3.28**	**3.21**	**10.53**	**0.34**
Mina III	Measured	1.73	3.55	6.13	0.20
	Indicated	3.63	3.38	12.26	0.39
	Inferred	5.34	2.76	14.73	0.47
	Total	**10.70**	**3.10**	**33.12**	**1.06**
Palmeiras	Measured	0.31	3.18	1.00	0.03
	Indicated	0.98	2.81	2.75	0.09
	Inferred	0.92	2.38	2.19	0.07
	Total	**2.21**	**2.68**	**5.94**	**0.19**
Palmeiras Sul	Measured	0.04	3.34	0.15	0.00
	Indicated	0.27	3.90	1.06	0.03
	Inferred	1.15	3.98	4.59	0.15
	Total	**1.47**	**3.95**	**5.79**	**0.19**
Pequizão	Measured	0.94	2.55	2.40	0.08
	Indicated	2.67	2.74	7.32	0.24
	Inferred	3.14	2.61	8.19	0.26
	Total	**6.75**	**2.65**	**17.91**	**0.58**
Cajueiro	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	1.33	2.49	3.32	0.11
	Total	**1.33**	**2.49**	**3.32**	**0.11**
Ingá	Measured	0.50	4.09	2.06	0.07
	Indicated	1.73	3.30	5.71	0.18
	Inferred	2.65	3.56	9.43	0.30
	Total	**4.88**	**3.53**	**17.20**	**0.55**
Open pit	Measured	0.78	3.00	2.33	0.07
	Indicated	2.87	1.93	5.54	0.18
	Inferred	0.36	1.47	0.53	0.02
	Total	**4.00**	**2.10**	**8.41**	**0.27**
Serra Grande	**Total**	**38.35**	**2.95**	**113.32**	**3.64**

The geological model is created considering the ore assemblage of rocks and minerals (quartz alteration, sulphides in the specific group or rocks and structures that contain gold, and a mining thickness which is the size of the sample, between 0.5 and 1m). Geostatistical methods are applied to the geological models to estimate the grade.

Serra Grande continued

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Estimation

Grade estimation is performed by ordinary kriging using DD, RC drilling and channel samples from the Serra Grande database. All search distances are based on variographic studies for each orebody or structure. Classification is done through a combination of conditional simulation and sample spacing studies.

Grade tonnage curves


Serra Grande
Surface (metric)
Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off


Serra Grande
Underground (metric)
Tonnes above cut-off grade (millions)
Average grade above cut-off grade (g/t)
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Serra Grande	Measured	3.63	3.15	11.46	0.37
	Indicated	10.21	2.79	28.54	0.92
	Inferred	19.26	2.95	56.76	1.82
	Total	**33.11**	**2.92**	**96.77**	**3.11**

At Serra Grande the exclusive Mineral Resource is distributed through the majority of orebodies and consists of:

- Inferred Mineral Resource within the operating mines, partially upgraded through infill drilling guided by the production plan
- That portion of the Mineral Resource that is not currently economically feasible at the Mineral Reserve price
- That portion of the Mineral Resource that requires economic studies

Approximately 58% of the exclusive Mineral Resource is related to Inferred Mineral Resource that is not part of the Mineral Reserve. The exclusive Mineral Resource comprises 95% underground and 5% open pit. Of the underground exclusive Mineral Resource, Mina III makes up 33%, of which 52% is Indicated and Measured Mineral Resource. Pequizão and Ingá make up 18% and 13%, respectively, of the underground exclusive Mineral Resource.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Serra Grande	Measured	1.69	3.32	5.60	0.18
	Indicated	8.12	2.86	23.19	0.75
	Inferred	14.16	2.98	42.19	1.36
	Total	**23.97**	**2.96**	**70.98**	**2.28**

The majority of Inferred Mineral Resource is below infrastructure. In addition, some Indicated and Measured Mineral Resource from Ingá, Palmeiras, Pequizão and Mina III orebodies are also below infrastructure.

Serra Grande continued

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Year-on-year changes in Mineral Resource


Serra Grande
Total (Moz)
Ounces (millions)
4.4
4.0
3.6
3.2
2.8
3.82
(0.11)
0.28
0.18
0.14
(0.67)
0.00
0.00
0.00
0.00
3.64
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The decrease in Mineral Resource was mainly due to cost increases and depletion. This was offset partially by exploration additions at Palmeiras, Pequizão (NW orebody), Mangaba (Goiabeira orebody), the open pits, Ingá (superior zone), and Mina III (Corpo IV and Limoeiro) and methodology change, together with an increase in Mineral Resource price.

Inclusive Mineral Resource sensitivity


Serra Grande
Percentage change
15
10
5
0
-5
-10
-15
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is sensitive to changes in the Mineral Resource price. There is a 5% upside in ounces at a higher Mineral Resource price and a 7% downside in ounces at a lower Mineral Resource price.


As at
31 December 2022,
the Serra Grande gold
Mineral Resource
was 3.6Moz, and the
Mineral Reserve
was 0.6Moz.

Lithological logging of exploration drill holes by Survey123™ forms at Serra Grande

Serra Grande continued
Americas

Mineral Reserve
Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Mina Nova	Proved	0.60	2.69	1.60	0.05
	Probable	1.12	1.72	1.92	0.06
	Total	**1.71**	**2.06**	**3.52**	**0.11**
Mina III	Proved	0.32	3.71	1.19	0.04
	Probable	0.56	3.28	1.84	0.06
	Total	**0.88**	**3.44**	**3.03**	**0.10**
Palmeiras	Proved	0.10	2.58	0.26	0.01
	Probable	0.35	2.50	0.88	0.03
	Total	**0.46**	**2.52**	**1.15**	**0.04**
Palmeiras Sul	Proved	–	–	–	–
	Probable	0.06	3.45	0.22	0.01
	Total	**0.06**	**3.45**	**0.22**	**0.01**
Pequizão	Proved	0.16	2.77	0.43	0.01
	Probable	0.33	2.45	0.81	0.03
	Total	**0.49**	**2.55**	**1.24**	**0.04**
Ingá	Proved	0.11	3.78	0.41	0.01
	Probable	0.83	3.51	2.92	0.09
	Total	**0.94**	**3.55**	**3.33**	**0.11**
Open pit	Proved	0.77	1.94	1.49	0.05
	Probable	1.85	1.77	3.27	0.11
	Total	**2.61**	**1.82**	**4.76**	**0.15**
Serra Grande	**Total**	**7.15**	**2.41**	**17.24**	**0.55**



Production drilling at Serra Grande

Serra Grande continued

Americas

Estimation

Serra Grande Mineral Reserve is estimated using the Mineral Resource and by applying modifying factors based on historic performance. The Mineral Reserve gold price, exchange rate, projected operational performance and costs, as well as metallurgical recoveries, are taken into consideration in determining the Mineral Reserve.

The open pit Mineral Reserve shell optimisations were run on the Mineral Resource models. The process incorporated the mining layout, minimum width, MCF, operating factors (dilution, recovery), stripping ratio, relevant cut-off grades and modifying factors for reporting the Mineral Reserve.

A cut-off grade analysis at $1,400/oz was used to determine a full grade ore stope grade of 2.13g/t for the underground mine.

Underground stope designs were updated from the previously reported Mineral Reserve using the latest Mineral Resource models. Modifying factors for planned and unplanned rock dilution and ore loss were applied to obtain the reported Mineral Reserve.

Metallurgical, environmental, social, legal, marketing and economic factors were adequately considered at the Serra Grande mines, and have been updated as the project has developed.

Mineral Reserve modifying factors

as at 31 December 2021	Gold price $/oz	Exchange rate $/BRL	Cut-off grade g/t Au	Stoping width cm	Dilution %	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Mina Nova	1,400	5.59	2.13	400.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Mina III	1,400	5.59	2.13	180.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Palmeiras	1,400	5.59	2.13	180.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Palmeiras Sul	1,400	5.59	2.13	180.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Pequizão	1,400	5.59	2.13	180.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Ingá	1,400	5.59	2.13	180.0	21.0	100.0	100.0	85.0	100.0	100.0	93.0
Open pit	1,400	5.59	1.59	180.0	17.5	100.0	100.0	85.0	100.0	100.0	93.0

Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Mina Nova	0.02	1.81	0.04	0.00
Mina III	0.05	3.14	0.17	0.01
Palmeiras	0.41	2.40	0.98	0.03
Pequizão	0.15	1.91	0.28	0.01
Ingá	2.23	3.00	6.68	0.21
Open pit	1.23	1.45	1.78	0.06
Total	**4.09**	**2.43**	**9.93**	**0.32**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 44% of the Mineral Reserve plan of 10 years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Mineral Reserve below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Serra Grande	Proved	0.19	2.61	0.49	0.02
	Probable	1.40	3.30	4.63	0.15
	Total	**1.59**	**3.22**	**5.12**	**0.16**

The Mineral Reserve below infrastructure is the Mineral Reserve below the main decline and inter-levels.

Serra Grande continued

Americas

Year-on-year changes in Mineral Reserve

Serra Grande
Total (Moz)


Ounces (millions)
0.7
0.6
0.5
0.4
0.3
0.2
0.55
(0.11)
0.13
(0.03)
0.00
0.00
0.00
0.00
(0.02)
0.02
0.00
0.55
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The decrease due to depletion, cost changes and some revisions to methodology was offset by exploration increases.

Mineral Reserve sensitivity

Serra Grande


Percentage change
3
2
1
0
-1
-2
-3
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

The Serra Grande Mineral Reserve is insensitive to changes in the Mineral Reserve gold price. There is a 2% upside in ounces at a higher Mineral Reserve price and a 1% downside in ounces at a lower Mineral Reserve price.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Marcelo Pereira Campos	MAusIMM	328 667	17 years	MBA, MSc, BA (Geology)
Mineral Reserve	Thiago Teixeira Souza	MAusIMM	336 093	13 years	MBA, BSc (Mining Engineering)



Aerial view of open pit mining at Serra Grande


Legend:
1 Sunrise Dam, Butcher Well (70%)
2 Tropicana (70%)
Operation
Project
1,000km
Darwin
Western Australia
Kalgoorlie
Perth
Brisbane
Adelaide
Canberra
Sydney
Melbourne

Regional overview
Australia

Contribution to regional production


%
43
57
Sunrise Dam
Tropicana

19%
Contribution to Group production

Regional overview continued
Australia

Key statistics

Operational performance	Units	2022	2021	2020
Tonnes treated/milled	Mt	**10.7**	10.5	10.2
Recovered grade	oz/t	**0.050**	0.047	0.054
	g/t	**1.56**	1.47	1.68
Gold production	000oz	**538**	494	554
Total cash costs	$/oz	**1,157**	1,196	968
All-in sustaining costs [(1)]	$/oz	**1,345**	1,500	1,225
Capital expenditure	$m	**202**	185	143

(1) *World Gold Council Standard*


Contribution to Group Mineral Resource
10.0
Moz
121.3
Australia
Rest of AngloGold Ashanti


Contribution to Group Mineral Reserve
2.6
Moz
28.7
Australia
Rest of AngloGold Ashanti

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for the Australia region was 10.0Moz (2021: 9.8Moz) and the Mineral Reserve was 2.6Moz (2021: 3.0Moz).

This is equivalent to 8% and 8% of the Group's Mineral Resource and Mineral Reserve. Production from Australia was steady at 538koz of gold in 2022, equivalent to 19% of Group production.

AngloGold Ashanti operates two mines and has one project in Western Australia.


Australia Mineral Resource
Per operation (Moz)
2022
2021
8
6
4
2
0
0.33
0.34
4.86
4.38
4.58
5.31
Butcher Well
Tropicana
Sunrise Dam


Australia Mineral Reserve
Per operation (Moz)
2022
2021
2.0
1.5
1.0
0.5
0.0
1.31
1.16
1.67
1.47
Sunrise Dam
Tropicana

Regional overview continued

Australia

Sunrise Dam, wholly-owned by AngloGold Ashanti, is located 205km north-northeast of Kalgoorlie and 55km south of Laverton. Gold production started at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation. Reintroduction of open pit mining in 2021 for the Golden Delicious satellite open pit has supplemented the mill feed from the underground, supplying 50% of 2022 mill capacity. Open pit mining is carried out by a contract mining company. The owner-operated processing plant comprises conventional gravity and CIL circuits, with a flotation and fine grind circuit commissioned in mid-2018 to improve metallurgical recovery.

Butcher Well, a JV between AngloGold Ashanti (70% owner and the manager) and Northern Star Resources Limited (Northern Star Resources, 30%). Butcher Well is located 20km southwest of the Sunrise Dam gold mine and is considered as a potential satellite operation.

Tropicana, a joint operation between AngloGold Ashanti (70% owner and the operator), and AFB Resources Pty Limited (30%), a subsidiary of Regis Resources Limited. Tropicana is located 200km east of Laverton and 330km east-northeast of Kalgoorlie in Western Australia. The operation poured first gold in September 2013. Tropicana is a large open pit and underground operation with mining carried out by a contract mining company. The processing plant is owner-operated comprising conventional CIL technology and high-pressure grinding rolls for energy-efficient comminution. A second ball mill was added to the grinding circuit in 2018 to optimise the circuit, improve metallurgical recovery and match mine output.

Inclusive Mineral Resource


2.9
statistics
4.0
Moz
3.1
Measured
Indicated
Inferred

Exclusive Mineral Resource


1.8
4.0
Moz
1.6
Measured
Indicated
Inferred

Mineral Reserve


1.1
1.5
Moz
Proved
Probable

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Australia	Measured	60.86	1.47	89.73	2.88
	Indicated	52.72	1.85	97.47	3.13
	Inferred	55.43	2.25	124.88	4.01
	Total	**169.02**	**1.85**	**312.08**	**10.03**

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Australia	Measured	38.85	1.44	55.96	1.80
	Indicated	30.58	1.58	48.40	1.56
	Inferred	55.36	2.25	124.79	4.01
	Total	**124.79**	**1.84**	**229.15**	**7.37**

Mineral Reserve

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Australia	Proved	21.96	1.54	33.88	1.09
	Probable	22.30	2.15	47.88	1.54
	Total	**44.26**	**1.85**	**81.76**	**2.63**

Sunrise Dam

Australia

Introduction

Property description	Sunrise Dam is a production stage property with an active underground and open pit mine that is wholly-owned by AngloGold Ashanti. AngloGold Ashanti conducts all brownfields exploration activities on the site and all tenements and permits are in good standing.
Location	Sunrise Dam is approximately 205km north-northeast of Kalgoorlie and 55km south of Laverton in Western Australia.
History	Open pit production began in 1997 and the main pit (Cleo) was completed at a final depth of 500m below surface in 2014. Underground mining commenced in 2003 with several different mining methods being applied, depending on the style of mineralisation and grade of the geological domain. In 2021, mining commenced at the Golden Delicious satellite pit using open cut mining methods.
Legal aspects and tenure	Sunrise Dam operates within two mining leases covering over 7,800ha, which are in good standing with the expiry dates in 2038. All Mineral Resource, Mineral Reserve and mine infrastructure are hosted within lease M39/1116, while lease M39/1117 hosts water extraction infrastructure used to supply the operation with water.
Mining method	Mining at Sunrise Dam consists of both surface and underground operations. The underground mining is carried out by specialised underground contractors (Barminco). The mining methods employed are domain-dependent and relate to the style of mineralisation. Sub-level open stoping methods are the preference in areas where bulk mineralisation occurs (GQ, Cosmo, Dolly, and Vogue). Other areas (Cos East, Sunrise Shear Zone and Astro) use narrow open-stoping methods. Where possible, all waste from infrastructure development is used to backfill mined stopes. The open pit mining is also carried out by specialised mining contractors (Carey Mining) and consists of conventional drill and blast, and load and haul activities, with ore stockpiled on the surface near the pit crest and overhauled to the ROM pad with the waste material reporting to external waste dumps. Large surface low-grade stockpiles are used to supplement the mill feed.
Operational infrastructure	All required infrastructure is in place including a fully functional camp, process plant, tailings facility, gas pipeline, power plant and electrical reticulation, offices, airstrip and road system. The underground infrastructure caters for all ventilation and dewatering needs with provisions made in the budget for extensions and upgrades.
Mineral processing	Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling, CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. The gravity circuit recovers approximately 30% of the gold, with the CIL circuit, Acacia reactor and Anglo American Research Laboratories (AARL) elution used to recover the remainder. Electrowinning recovers gold from the Acacia reactor and is eluted to produce gold doré. Plant throughput at Sunrise Dam is approximately 4.1Mtpa.
Risks	No significant risks or uncertainties in the Mineral Resource estimate have been identified. The complexity of the Sunrise Dam mineralisation means that the largest risk or uncertainty associated with the estimation of the Mineral Reserve is linked to the accuracy of the Mineral Resource estimate. Design risk is low as the mining methods in established mineral zones have been practiced at Sunrise Dam for the past 11 years. New areas such as Frankie North and the east-west oriented Vogue 12A, which have been drilled to Indicated Mineral Resource spacing this year, will require further investigation.

Sunrise Dam continued

Australia

Map showing the location, infrastructure and mining licence area for Sunrise Dam, with the total mining lease insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.



to Laverton
Golden Delicious
Insert: Total mining lease area
Mine village
Cleo Pit
Daniel portal
GQ portal
Cosmo portal
WSZ portal
Watu portal
Lake Carey
M39/1116
SDGM plant centroid coordinates
29°05'35"N, 122°26'18"E
0
1
2
3Km
to Kalgoorlie
Licences
Mining
Exploration
Butcher Well JV licences
Mining
Exploration
Mine infrastructure
Pits
Plants
ROM pad
TSF
Waste dumps
Underground access
Settlements
Mine villages
Roads
Main
Secondary
Airfield
Lake Carey
Insert
Total mining lease area
Map zoomed in area

Sunrise Dam continued

Australia

N-S Long-section showing the historic open pit shell and current underground workings at Sunrise Dam, elevation in mRL*


N
+2500
+2000
+1500
Legend:
Open pit excavation
Underground excavation

*2000mRL = 0m AMSL

Geology

Deposit type

Sunrise Dam is considered to be a mesothermal gold deposit, typical of many orebodies found in the Archaean Greenstone Belts of Western Australia.

Mineralisation style

At Sunrise Dam, gold mineralisation is structurally controlled, and vein-hosted.

The style of mineralisation can be differentiated depending on the structure or environment in which it is hosted.

There are three dominant styles recognised:

- Shear-related and high-strain e.g. Sunrise Shear Zone
- Stockwork development in planar faults with brittle characteristics (these occur in all rock types and are commonly concentrated at contacts within the volcanic stratigraphy or the porphyry margin and within hinge positions within the magnetite shales) e.g. Cosmo, Dolly and Vogue orebodies
- Placer-style mineralisation hosted within the palaeo-fluvial sediments, near surface

Gold mineralisation at Golden Delicious is hosted by a suite of granitoids, which intrude intermediate to mafic volcanic and volcaniclastic greenschist host rocks. The area has been deeply weathered, partly eroded and blanketed by transported lateritic gravels.

Mineralisation characteristics

Mineralisation is typically hosted in quartz-carbonate veins and breccias with varying quantities of pyrite and arsenopyrite. Gold occurs as free gold and is also occluded in the sulphides. The gold mineralisation is often associated with strongly altered country rocks proximal to the shear and fracture network that the hydrothermal fluids have passed through.

At Golden Delicious, the majority of the gold mineralisation is hosted within the monzonite and, to a lesser extent, the syenite and granite. Gold observed in thin section is typically spatially associated with pyrite stringers and as inclusions within altered feldspars or carbonate.

Exploration

Exploration activities conducted in 2022 consisted of DD and RC drilling campaigns in both the underground and surface environments.

The focus of exploration in 2022 has been to develop the Mineral Resource through defining extensions and converting known ore bodies to an Indicated Mineral Resource. Sunrise Dam has now completed its three-year strategy of Mineral Resource growth through increased exploration DD, with the aim of adding three years of Mineral Reserve to the LOM. Major additions were made in 2020 and 2021, with 2022 focusing on converting Inferred Mineral Resource to Indicated Mineral Resource to generate additional Mineral Reserve.

The exploration strategy for 2023 involves converting the remaining high-priority ore zones from an Inferred Mineral Resource to an Indicated Mineral Resource. Long-term drilling platforms have been mined, which will provide an advantageous location to drill the next major extensions of known mineralisation and aim for promising conceptual target areas to convert to an Inferred Mineral Resource.

Projects

A PFS is underway to assess the potential for a cutback on the previously completed Cleo open pit. A pit optimisation process was run on the Cleo deposit in 2022, which resulted

Sunrise Dam continued

Australia

in a viable Mineral Resource shell due to the increase in gold price compared with the previous year. The mineralisation that is contained in the Mineral Resource shell is made up of a combination of material that is neither economically nor geotechnically feasible to mine via the underground. The Cleo open pit Mineral Resource comprises of 78% Measured and Indicated Mineral Resource.

W-E Summary cross-section (100,300mN local mine grid) looking north, showing major lithological units and major structural controls in the Sunrise Dam underground mine, elevation in mRL*


W
E
Legend
Dolerite
Ultramafic Volcanics
Lamprophyre
Felsic Intrusives
BIF Sediments
Fine Grained Sediments
Medium Grained Sediments
Coarse Grained Sediments
Megacrystic Andesite
Andesite
Cleo Upper Shear Zone
Sunrise Shear Zone
Lower Midway Shear Zone
Carey Shear Zone
+2000
+1500
0
125
250
375
500

*2000mRL = 0m AMSL

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	10 x 10, 12.5 x 12.5	✔	✔	–	–	–
Indicated	40 x 20, 40 x 40	✔	✔	–	–	–
Inferred	40 x 40, 100 x 100	✔	✔	–	–	–
Grade/ore control	6 x 8, 10 x 10	✔	✔	✔	–	–



Underground diamond drilling at Sunrise Dam

Sunrise Dam continued
Australia

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Golden Delicious	Measured	1.60	1.08	1.72	0.06
	Indicated	0.28	0.97	0.27	0.01
	Inferred	0.10	0.77	0.08	0.00
	Total	**1.98**	**1.05**	**2.07**	**0.07**
Cleo	Measured	5.81	1.70	9.87	0.32
	Indicated	6.85	1.72	11.75	0.38
	Inferred	4.15	1.43	5.94	0.19
	Total	**16.81**	**1.64**	**27.56**	**0.89**
Stockpile (open pit)	Measured	7.56	0.96	7.24	0.23
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**7.56**	**0.96**	**7.24**	**0.23**
Underground	Measured	17.30	1.87	32.29	1.04
	Indicated	22.05	1.93	42.60	1.37
	Inferred	25.11	2.12	53.26	1.71
	Total	**64.46**	**1.99**	**128.15**	**4.12**
Stockpile (underground)	Measured	0.09	2.14	0.20	0.01
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**0.09**	**2.14**	**0.20**	**0.01**
Sunrise Dam	**Total**	**90.91**	**1.82**	**165.23**	**5.31**

Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

Underground and open cut depletion actuals are used until the end of September, with the remaining depletion being predicted from the mining schedule. The case for eventual economic extraction of the reportable Mineral Resource is met by using a MSO tool in Deswik.SO™ (Deswik). Deswik generates shapes based on mineable geometries and volumes which exceed the Mineral Resource cut-off grade based on corporate guidance.

Depletion is coded into the model and metal which has been depleted is ignored by MSO. A stand-off distance of 5m is applied to historic mining stope voids to ensure geotechnical stability and material within this 5m zone are considered to be sterilised, unless explicitly informed by the geotechnical department. Shapes are generated and evaluated through the block model to determine the final Mineral Resource. In the event that the MSO output does not completely encompass the Mineral Reserve (due to planned dilution and mining requirements) the Mineral Reserve is included with the final Mineral Resource reporting solid.

The MSO parameters used to define the Mineral Resource are coincident with those used to determine the Mineral Reserve, with the exception of the cut-off grade, as this was determined separately using the gold price and exchange rate assumptions for Mineral Resource and Mineral Reserve respectively.

Estimation

Estimation of the underground Mineral Resource uses geological and structural interpretations to subdivide all drill hole data into appropriate domains. The geostatistical method of ordinary block kriging is used to estimate the Mineral Resource with high-grade restraining used to limit the effects of outlier grade values and selective grade capping being applied where needed. Dense patterns of underground RC drilling are completed prior to the final mine design, upon which, grade control models are created using conditional simulation. This allows for the probabilistic determination of the optimal mining stope configuration. Mining of the original Cleo open pit Mineral Resource was completed in early 2014. Remaining stockpiled material is estimated based on detailed grade control drilling completed prior to mining. Grades were estimated by means of the conditional simulation geostatistical method.

The Golden Delicious deposit has been estimated using LUC. All available geological drill hole information is validated for

Sunrise Dam continued

Australia

use in the models, and the local geology of the deposit is used to classify the drill hole information into appropriate estimation domains. Detailed statistical analyses are conducted on each of these domains, and this allows for the identification of high-grade outliers. If these values are anomalous to the characteristics of the general population, they are then cutback to an appropriate upper limit for the population. Upon the completion of the grade control campaign, the estimate is recalibrated to the grade control data to produce a final Mineral Resource estimate for evaluation.

Grade tonnage curves

Sunrise Dam
Surface (metric)


Tonnes above cut-off grade (millions)
100
80
60
40
20
0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Cut-off grade (g/t)
6
4
2
0
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Sunrise Dam
Underground (metric)


Tonnes above cut-off grade (millions)
70
60
50
40
30
20
10
0
0
1
2
3
4
5
6
7
8
9
10
Cut-off grade (g/t)
16
14
12
10
8
6
4
2
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Sunrise Dam	Measured	20.31	1.64	33.27	1.07
	Indicated	22.79	1.56	35.60	1.14
	Inferred	29.28	2.02	59.19	1.90
	Total	**72.37**	**1.77**	**128.06**	**4.12**

The Sunrise Dam exclusive Mineral Resource is dominantly comprised of underground material. A total of 77.5% of the exclusive Mineral Resource is represented by material from the underground mining environment, with the remaining 21.5% from the Cleo open cut Mineral Resource, and 1% from the remaining Golden Delicious open pit mining material.

Pillar material has largely been removed from this total, as have skins around historic stoping voids. All underground material reported is reported within a MSO output which has had the Mineral Reserve spatially cut out to leave a spatially exclusive Mineral Resource.

Mineral Resource below infrastructure

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Sunrise Dam	Measured	–	–	–	–
	Indicated	3.34	1.82	6.08	0.20
	Inferred	15.35	2.29	35.21	1.13
	Total	**18.69**	**2.21**	**41.29**	**1.33**

The Mineral Resource below the 1,350mRL (1,050m below surface) is considered to be below all mining infrastructure and constitutes 25% of the inclusive Mineral Resource. Approximately 15% of this material is classified as an Indicated Mineral Resource, and will likely show a good conversion rate to a Measured Mineral Resource. The majority of the material (85%) is Inferred Mineral Resource, and has the potential to be upgraded based on new drill hole information.

Sunrise Dam continued

Australia

Year-on-year changes in Mineral Resource

Sunrise Dam
Total (Moz)


6.0
5.5
5.0
4.5
4.0
3.5
3.0
Ounces (millions)
4.58
(0.34)
0.20
0.19
0.90
(0.23)
0.00
0.00
0.00
0.00
5.31
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

Gold price increases resulted in significant additions in the newly optimised Cleo cutback. Modest additions are recorded due to exploration drilling activities and model methodology changes (grade control drilling and calibration) which is offset partially by an increase in costs and depletion.

Inclusive Mineral Resource sensitivity

Sunrise Dam


25
20
15
10
5
0
-5
-10
-15
-20
-25
Percentage change
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to the gold price. A decrease in price of $200 to $1,550/oz would result in a decrease in ounces of 12%. This price change results in an increase in the cut-off grade of 0.2g/t. An increase in price of $200 to $1,950/oz shows an increase in ounces of 16%. This price change results in a decrease in cut-off grade of 0.1g/t.

Mineral Reserve

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Golden Delicious	Proved	0.49	1.38	0.68	0.02
	Probable	0.03	1.18	0.04	0.00
	Total	**0.52**	**1.36**	**0.72**	**0.02**
Stockpile (open pit)	Proved	7.56	0.96	7.24	0.23
	Probable	–	–	–	–
	Total	**7.56**	**0.96**	**7.24**	**0.23**
Underground	Proved	3.87	2.59	10.05	0.32
	Probable	6.52	2.73	17.79	0.57
	Total	**10.39**	**2.68**	**27.84**	**0.90**
Stockpile (underground)	Proved	0.09	2.14	0.20	0.01
	Probable	–	–	–	–
	Total	**0.09**	**2.14**	**0.20**	**0.01**
Sunrise Dam	**Total**	**18.57**	**1.94**	**36.00**	**1.16**

The Sunrise Dam Mineral Reserve consists of the underground, open pit, and low-grade stockpile source material.

Sunrise Dam continued
Australia

Estimation

The underground Mineral Reserve has been derived from the Mineral Resource model, with the Proved and Probable Mineral Reserve consisting of that part of the Measured and Indicated Mineral Resource model deemed to be economically mineable, based on reference assumptions such as price, and modifying factors such as dilution, mining losses and MetRF. The economically mineable shapes derived from the model have been used as the basis of a detailed LOM plan that is projected to provide a margin on total cost at the Mineral Reserve price of $1,400/oz.

The 2022 Mineral Reserve estimate reflects the fact that Sunrise Dam is in the final year of a three-year growth through exploration phase, that aims to unlock the value of the asset.

The Mineral Reserve has been estimated using a multi-dimensional approach to cut-off grade, validated using the mine-constrained breakeven cut-off grade determined at a $1,400/oz gold price under the business plan cost conditions across the four-year Mineral Reserve life.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price AUD/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	Dilution g/t	RMF (% based on tonnes)	MRF (% based on tonnes)	MCF %	MetRF %
Golden Delicious	1,919	0.90	–	–	–	100.0	100.0	100.0	85.0
Stockpile (open pit)	1,919	0.90	–	–	–	100.0	100.0	100.0	83.0
Underground	1,919	1.80	2,000.0	9.0	0.7	100.0	100.0	100.0	82.6
Stockpile (underground)	1,919	1.80	–	–	–	100.0	100.0	100.0	82.6

The modifying factors applied to the Sunrise Dam Mineral Reserve have been based on historic reconciliation results, where a long-term positive reconciliation trend has been identified. As a result, the applied factors for dilution and mining recovery can be considered aggressive when compared to the industry norms. Steps have been taken throughout 2022 to review the reconciliation data in support of maintaining the current modifying factors. This has seen a slight increase in the percentage of planned dilution compared with previous years, in combination with a reduction in the dilution grades applied.

Inferred Mineral Resource in annual Mineral Reserve design*

	Tonnes	Grade	Contained gold	
as at 31 December 2022	million	g/t	tonnes	Moz
Underground	0.09	1.78	0.16	0.01
Total	**0.09**	**1.78**	**0.16**	**0.01**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource has been included in the four-year Mineral Reserve mine plan, representing less than 0.3% of the total Mineral Reserve plan. No Inferred Mineral Resource is considered in Mineral Reserve reporting.


As at 31 December 2022, the Sunrise Dam gold Mineral Resource was 5.3Moz, and the Mineral Reserve was 1.2Moz.

Drill and blast at Golden Delicious

Sunrise Dam continued
Australia

Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Sunrise Dam	Proved	–	–	–	–
	Probable	0.84	2.52	2.11	0.07
	Total	**0.84**	**2.52**	**2.11**	**0.07**

The Mineral Reserve below infrastructure consists of material from the Vogue and Carey orebodies below the 1,290mRL, or Jaguar and Astro zones which are not serviced by existing decline access.

Year-on-year changes in Mineral Reserve

Sunrise Dam
Total (Moz)


Ounces (millions)
1.5
1.2
0.9
0.6
0.3
1.31
(0.32)
0.38
(0.21)
0.01
0.00
0.00
0.00
0.00
(0.01)
0.00
1.16
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The decrease in the reported Mineral Reserve was due to depletion, a revised methodology for underground stope optimisation, an elevated cut-off grade as determined by a full asset potential study, and a marked increase in unit costs.

Mineral Reserve sensitivity

Sunrise Dam


Percentage change
15
10
5
0
-5
-10
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

On an ounce and tonnes basis, the Mineral Reserve is sensitive to a decrease in the gold price and is very sensitive to an increase in the gold price. A $100 decrease in the gold price to $1,300/oz results in a 5% reduction in Mineral Reserve ounces. Conversely, a $100 increase in gold price to $1,500/oz results in an 11% increase in Mineral Reserve ounces.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	David Perkin	MAusIMM	326 239	14 years	MSc (Geology), Postgraduate Certificate (Geostatistics), BSc Hons (Geology)
Mineral Reserve (surface)	Andrew Bridges	MAusIMM	300 976	24 years	BSc Hons (Mining Engineering)
Mineral Reserve (underground)	Leanne Abel	MAusIMM	107 224	24 years	BEng (Mining Engineering)

Butcher Well

Australia

Introduction

Property description

Butcher Well is a JV between AngloGold Ashanti (70% owner and the manager) and Northern Star Resources Limited, (30%). Butcher Well encompasses two tenement packages, Butcher Well and Lake Carey, covering approximately 339.56km^2. AngloGold Ashanti also holds a significant tenement package adjacent to the Northern Star JV properties.

The project is in the exploration stage, with no Mineral Reserve declared. An Inferred Mineral Resource is stated, which has been the focus of a conceptual study.

Location

The Butcher Well project is located in the Laverton district of Western Australia, 20km southwest of AngloGold Ashanti's Sunrise Dam gold mine and 180km northeast of Kalgoorlie. Butcher Well is considered as a potential satellite operation to Sunrise Dam.

The Sunrise Dam airstrip is approximately 70km by road from the project, with a travel time of approximately 90 minutes on the road on the circumference of the southern part of Lake Carey. Lake Carey is a large salt lake that covers a part of the western project area, with Sunrise Dam located to the east of the lake and the Butcher Well project located on the western shore.

History

The Butcher Well deposits were discovered in the late 1980s by Billiton Australia Gold Limited, with the original mining leases pegged in 1988. Exploration over the deposits and surrounding area continued into the early 1990s. A mining proposal was submitted in 1993 and a Mineral Resource of 255koz gold at 2.9g/t declared across the Butcher Well, Crimson Belle and Thin Lizzy deposits. In 1994, with the project under a JV between Sons of Gwalia Limited and Mount Burgess Gold Mining Company N.L., a study was undertaken by Sons of Gwalia to examine the feasibility of mining and 43koz gold was produced from the Butcher Well, Enigmatic and Hronsky open pits.

Following the collapse of Sons of Gwalia in 2004, St Barbara Mines acquired all their holdings and sold the South Laverton assets, including Butcher Well, to Saracen Mineral Holdings in 2006. Saracen continued exploration at Butcher Well, leading to several Mineral Resource and Mineral Reserve updates. In 2012, limited open pit mining was completed at Butcher Well with approximately 12koz gold produced from the Sizzler and Old Camp pits. In 2021, Saracen Mineral Holdings and Northern Star Resources merged, to form the merged entity known as Northern Star Resources Limited.

Legal aspects and tenure

Butcher Well has security of tenure for all current exploration licences and for the contiguous mining leases that covers its Mineral Resource. The mining leases are: M39/165 valid from 16 December 1988 to 15 December 2030 covering 602.35ha, M39/166 valid from 16 December 1988 to 15 December 2030 covering 990ha, and M39/230 valid from 31 July 1990 to 30 July 2032 covering 446.4ha.

Mining method

As the project is still in concept study phase, no mining has yet taken place as part of the current JV. Open pit mining is expected to be conventional open cut, drill and blast, followed by truck and excavator operation to develop the deposits. Underground mining is likely to be transverse longhole open stoping.

Operational infrastructure

Power is likely to be generated on-site via diesel generators. Water can be sourced from the existing flooded pits or bores. Ore material will be trucked to Sunrise Dam via existing secondary roads.

Mineral processing

Ore from Butcher Well will be processed at AngloGold Ashanti's Sunrise Dam processing plant. Processing at Sunrise Dam is via a conventional three-stage crushing, two-stage milling CIL circuit, with a pyrite flotation and ultrafine grinding circuit commissioned in 2018. Electrowinning recovers gold from the Acacia reactor and eluate to produce gold doré. Plant throughput at Sunrise Dam is 4.1Mtpa, and Butcher Well ore will supplement ore production from the Sunrise Dam underground mine to maintain the mill throughput.

Risks

Butcher Well has been the focus of a conceptual study. Further exploration was completed in 2021 to further define the mineralisation. The project contains a mix of historical and new drilling. Only areas that have had follow-up drilling by AngloGold Ashanti have been reported in the current Mineral Resource estimate. Further drilling in and around the old open pits is required to confirm the mineralisation, which may represent some upside to the Mineral Resource. The fresh rock in the north of the project area is highly refractory, with low metallurgical recoveries.

No Mineral Reserve is currently declared for the project, which is in the early stages of study.

Butcher Well continued

Australia

Map showing the location, infrastructure and mining licence area for Butcher Well, with the total mining lease area shown in the top right corner. The coordinates of the project, as represented by the Butcher Well mining area, are depicted on the map and are in the geographic coordinate system.


Lake Carey
Insert: Total mining lease area
M39/118
M39/232
M39/471
M39/119
M39/120
M39/652
M39/230
M39/165
Butcher Well North pit
Sizzler pit
Hronsky/ Enigmatic pits
Old Camp pit
M39/166
Licences
Mining
Exploration
Butcher Well JV licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Roads
Main
Lake Carey
Insert
Total mining lease area
Map zoomed in area
N
0 0.5 1 1.5km
to Leonora
Butcher Well mining area centroid coordinates 29°15'11"S, 122°19'15"E
to Kalgoorlie

Butcher Well continued

Australia

Geology

Butcher Well appears to be on the sub-vertical eastern limb of an isoclinal fold, possibly an anticline, with mafic volcanic rocks forming its core (approximately of 2.5km wide), flanked by clastic sedimentary rocks.

Deposit type

Butcher Well is located in the Laverton Greenstone Belt and hosts orogenic style gold mineralisation within a basalt and spatially associated with syenite dykes.

Mineralisation style

Gold mineralisation within fresh rock principally occurs within steeply-dipping northerly-trending panels, occurring in three main domains: Butcher Well in the north, Hronsky-Engimatic centrally, and Old Camp in the south. Supergene gold dispersion and enrichment broadens the mineralised envelope within the saprolite as oxide mineralisation, which has largely been mined in the historical open pits.

Mineralisation characteristics

Gold is associated principally with finely-disseminated pyrite and arsenopyrite within the host rock, concentrated within narrow planar zones, rather than in large auriferous quartz veins, as is more common in orogenic gold deposits. Fresh-rock mineralisation is associated with host-rock brecciation, dense micro-veining, and intense sulphidic alteration with classic lower-greenschist alteration mineralogy: quartz-albite-ankerite-pyrite-arsenopyrite. The mineralised zones often do not host obvious measurable structures such as vein sets or foliation.

W-E Geological cross-section through the Camp Zone (looking north), elevation in metres AMSL


W
E
+434100 E
+434400 E
+434700 E
Assay (g/t)
5
3
1
0.5
0.3
0.1
Fresh rock model
Butcher Well
Camp Zone Deeps
Camp Zone Shallow
Enigmatic
Hronsky
Oxide model
Oxide
+300
+0
-300
Plunge 00
Looking North
0
100
200
300

Exploration

The project area contains a mix of recent and historical drilling. AngloGold Ashanti has completed DD and RC drilling over the areas reported as a Mineral Resource. All drilling was from surface, commencing with a RC pre-collar of 140mm or 143mm diameter, or HQ triple-tube to fresh rock (between 30m and 100m), and thereon by NQ or HQ size DD tails. RC samples using a face-sampling hammer were collected via a cyclone, dust-suppression system and cone splitter.

Butcher Well continued

Australia

Projects

Butcher Well has been the focus of a conceptual study, with additional drilling completed in 2021 to further define the mineralisation. Further studies are required to assess the fit of the project into the Sunrise Dam LOM plan.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	–	–	–	–	–	–
Inferred	50 x 50, 100 x 100	✔	✔	–	–	–
Grade/ore control	–	–	–	–	–	–

The underground Mineral Resource has been drilled at spacings between 50 x 50m and 100 x 100m.

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Butcher Well (surface)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.98	1.46	1.44	0.05
	Total	**0.98**	**1.46**	**1.44**	**0.05**
Butcher Well (underground)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	2.07	4.45	9.23	0.30
	Total	**2.07**	**4.45**	**9.23**	**0.30**
Butcher Well	**Total**	**3.06**	**3.49**	**10.67**	**0.34**

The inclusive Mineral Resource for Butcher Well includes areas drilled by AngloGold Ashanti, with several shallow open pit areas, and the underground Camp Zone. The open pits were constrained within a $1,750/oz whittle shell and the underground Mineral Resource has been constrained within a MSO (floating stope) wireframe above the breakeven cut-off grade, using costs derived from ongoing underground mining at Sunrise Dam.

Estimation

The Mineral Resource models for the Butcher Well project have been generated using the geostatistical technique of LUC. The SMU modelled was 5 x 10 x 5m with information effect applied. The data was composited to 2m down-hole lengths, with capping applied to the data after examining cumulative histograms of each domain. Search distances reflected the variable data spacing in the deposit, with 120 x 120 x 30m used for panel kriging. A minimum of eight and a maximum of 32 samples was used in the estimate.

Exclusive Mineral Resource

No Mineral Reserve has been declared at Butcher Well and therefore the inclusive and exclusive Mineral Resource are the same.

Mineral Resource below infrastructure

All Mineral Resource is considered to be below infrastructure at this point.


As at
31 December 2022,
the Butcher Well
gold Mineral Resource
was 0.3Moz.

Exploration drilling at Butcher Well

Butcher Well continued
Australia

Grade tonnage curves

Butcher Well
Surface (metric)


Tonnes above cut-off grade (millions)
6
4
2
0
0.0
0.5
1.0
1.5
2.0
2.5
3.0
Cut-off grade (g/t)
4
3
2
1
0
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Butcher Well
Underground (metric)


Tonnes above cut-off grade (millions)
2.2
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.0
0.8
1.6
2.4
3.2
4.0
Cut-off grade (g/t)
8
7
6
5
4
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Year-on-year changes in Mineral Resource

Butcher Well
Total (Moz)


Ounces (millions)
0.40
0.35
0.30
0.25
0.20
0.33
0.00
0.00
0.00
0.03
(0.01)
0.00
0.00
0.00
0.00
0.34
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The current Mineral Resource estimate is slightly higher than the previous estimate. Minor decreases were due to increased projected mining costs which were outweighed by positive changes as a result of increasing the Mineral Resource gold price from $1,500/oz as at 31 December 2021, to $1,750/oz as at 31 December 2022.

Inclusive Mineral Resource sensitivity

Butcher Well


Percentage change
40
30
20
10
0
-10
-20
-30
-40
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Inferred Mineral Resource is highly sensitive to changes in gold price due to the relatively wide-spaced drilling during the early stages of the project. There is a 16% upside in ounces at a higher price and a 16% downside in ounces at a lower price.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	David Perkin	MAusIMM	326 239	14 years	MSc (Geology), Postgraduate Certificate (Geostatistics), BSc Hons (Geology)

Tropicana

Australia

Introduction

Property description	Tropicana gold mine is a currently operating gold mine, and is a production stage property. It produces gold bearing ore from a number of open pits named from north to south: Boston Shaker, Tropicana, Havana and Havana South, and from an underground mine beneath the Boston Shaker and Tropicana open pits. The project is operated as a joint operation between AngloGold Ashanti Australia Limited (70% owner and operator), and AFB Resources Pty Limited (30%), a subsidiary of Regis Resources Limited.
Location	Tropicana is located 330km northeast of Kalgoorlie and 200km east of Laverton, Western Australia.
History	Open pit mining began during 2012 with first gold production occurring during September 2013. Tropicana reached the 3Moz produced milestone during the first quarter of 2020 and 4Moz was produced in the fourth quarter of 2022. Underground mining commenced in 2019 at Boston Shaker after a positive FS. First stoping occurred in June 2020 and the mine achieved commercial production in September 2020. The underground mine is expected to be a significant contributor to the production profile going forward.
Legal aspects and tenure	Tropicana has security of tenure for all current exploration licences and the mining lease that covers its future Mineral Reserve. This lease is M39/1096 and is valid from 11 March 2015 to 10 March 2036, covering a total area of 27,228ha.
Mining method	The Tropicana Mineral Reserve is extracted from both open pit and underground mines. Mining activities at both are undertaken by Macmahon, in an alliance partnership with AngloGold Ashanti. Open pit mining is undertaken using conventional open cut, drill and blast, followed by truck and excavator methods to develop the deposits. The total annual movement of ore and waste is approximately 91Mtpa. Underground mining uses mechanised jumbo development and open stoping methods. At peak, annual production from underground is planned to reach 2Mt of ore.
Operational infrastructure	All surface infrastructure facilities are in place and operational. The processing plant and TSF are operating well, consistent with design specifications. The infrastructure includes, but is not limited to water supply, processing plant, mine, dewatering infrastructure, TSF, workshops, camp facilities and airstrips. Power is supplied to the mine by on-site gas and diesel power stations, and natural gas is supplied via an APA Operations Pty Limited pipeline. Underground development and production is ongoing.
Mineral processing	The processing plant has a capacity of 9.3Mtpa. The crushing circuit consists of a primary gyratory crusher, feeding a set of secondary cone crushers and tertiary rolls crushers. A 14MW and 6MW ball mill in parallel completes the grinding circuit. A CIL circuit is used to extract the gold from the ore, and a standard AARL elution and recovery systems is used to form gold doré bars. The power provider, Kalgoorlie Power Systems, has built a dedicated power station consisting of a combination of diesel and gas powered generators with a capacity of 48.5MW.
Risks	There are no known significant risks or uncertainties which currently affect the Mineral Resource and Mineral Reserve estimates. A significant change in the gold price or operating costs could potentially impact the economic viability of the Mineral Resource and extraction of the Mineral Reserve.

Geology

Tropicana lies east of a major tectonic suture between the Yilgarn Craton and the Proterozoic Albany-Fraser Orogen that extends over 700km. The gold deposit is hosted in Archaean gneissic metamorphic rocks, which are interpreted to have been tectonically reworked during multiple orogenic events.

Deposit type

The Tropicana gold deposit is comprised of multiple orebodies (Boston Shaker, Tropicana, Havana and Havana South) in a northeast-trending mineralised corridor, approximately 1.2km wide and 5km long, that has been tested to a vertical depth of more than 1,200m. The deposit is hosted in a quartz-feldspathic gneiss.

Mineralisation style

The mineralisation is typically found in two zones which are called the hangingwall and footwall lode within the quartz-feldspathic gneiss. They dip at an angle of 35° to the east, sub-parallel to the gneissic fabric of the country rock. The mineralised zones pinch and swell along strike and down-dip, and range from 5 to 50m thick, with the thickest parts often coinciding where the zones converge.

Mineralisation characteristics

Mineralisation is accompanied by pyrite (2 to 8%) with accessory pyrrhotite, chalcopyrite and other minor sulphides and tellurides. The gold mineralisation is related to shear planes that postdate the main gneissic fabric developed during peak granulite-facies metamorphism.

Tropicana continued
Australia

Map showing the location, infrastructure and mining licence area for Tropicana, with the total mining lease area insert shown in the top right corner. The coordinates of the mine, as represented by the plant, are depicted on the map and are in the geographic coordinate system.


Insert: Total mining lease area
0
20
40km
to the Borefield
Mine village
UG Portal
Boston Shaker
Tropicana
Havana
Havana South
HS02
to Kalgoorlie
N
0
1
2
3Km
Plant centroid co-ordinates
29°14'25"S, 124°32'25"E
Licences
Mining
Exploration
Mine infrastructure
Pits
Plant
ROM pad
Stockpiles
Leach pad
TSF
Waste dumps
Underground access
Settlements
Mine villages
Roads
Main
Secondary
Airfield
Insert
Total mining lease area
Map zoomed in area

Tropicana continued
Australia

SW-NE Geological cross-section through the Havana orebody, elevation in mRL*


HAVANA STAGE 1
(COMPLETED)
HAVANA STAGE 2
(IN PROGRESS)
HAVANA STAGE 3
(APPROVED)
SURFACE
A
A'
2400mRL
2000mRL
1600mRL
Section Location
TROPICANA PIT
HAVANA PIT
N
Legend
Mineralised zone
Garnet bearing amphibolite and granulite
Basalt Intrusives
Silicious sulphide bearing chert
Quartzo-feldspathic gneiss
Regolith
Section Definition Boundary
200 metres

*2000mRL = 0m AMSL

Exploration
The Tropicana joint operation conducts all exploration activities to convert and extend the Mineral Resource at Tropicana. Drilling activities are conducted using RC techniques for Mineral Resource definition drilling, and diamond core drilling for deeper extensional exploration.

Projects
Several PFSs are underway, including the Havana underground and the use of cemented paste fill in the underground operation.

Mineral Resource
Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	20 x 20, 25 x 25	✔	✔	–	–	–
Indicated	40 x 40, 50 x 25, 50 x 50	✔	✔	–	–	–
Inferred	100 x 100	✔	✔	–	–	–
Grade/ore control	12 x 12, 12.5 x 12.5	✔	✔	–	–	–

Tropicana continued
Australia

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Havana	Measured	2.12	1.50	3.19	0.10
	Indicated	19.78	1.66	32.93	1.06
	Inferred	–	–	–	–
	Total	**21.91**	**1.65**	**36.12**	**1.16**
Havana South	Measured	0.17	0.88	0.15	0.00
	Indicated	0.24	0.86	0.20	0.01
	Inferred	0.08	0.73	0.06	0.00
	Total	**0.49**	**0.85**	**0.42**	**0.01**
Stockpile (open pit)	Measured	17.11	0.61	10.52	0.34
	Indicated	–	–	–	–
	Inferred	–	–	–	–
	Total	**17.11**	**0.61**	**10.52**	**0.34**
Boston Shaker (underground)	Measured	6.23	2.87	17.87	0.57
	Indicated	0.01	2.00	0.02	0.00
	Inferred	8.60	2.70	23.26	0.75
	Total	**14.84**	**2.77**	**41.16**	**1.32**
Tropicana (underground)	Measured	2.86	2.33	6.66	0.21
	Indicated	–	–	–	–
	Inferred	2.87	2.00	5.73	0.18
	Total	**5.73**	**2.17**	**12.40**	**0.40**
Havana (underground)	Measured	–	–	–	–
	Indicated	3.51	2.76	9.69	0.31
	Inferred	8.06	2.33	18.76	0.60
	Total	**11.56**	**2.46**	**28.45**	**0.91**
Havana South (underground)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	3.42	2.08	7.11	0.23
	Total	**3.42**	**2.08**	**7.11**	**0.23**
Tropicana	**Total**	**75.05**	**1.81**	**136.18**	**4.38**

The Mineral Resource tonnages and grades are estimated and reported *in situ* and stockpiles are reported as broken material. The underground Mineral Resource is reported within a minimum mineable stope shape generated using the MSO tool which applies mineability constraints, including a minimum mining width, a reasonable distance from current or planned development, and a measure of assumed profitability at the related Mineral Resource cut-off grade, which allows for reasonable prospects of eventual economic extraction. The cut-off grade used to define the MSO outline is 1.58g/t.

Tropicana continued

Australia

Estimation

All available drill hole data is validated and assigned to appropriate estimation domains based on the geological model. Drill hole data is composited to 2m lengths breaking on the estimation domain boundaries. Statistical analysis of each domain identifies outlier high-grade gold values which may be cut back to an upper threshold appropriate to the general domain characteristics. The composite data is declustered and due to the high positive skewness of the data sets, each domain undergoes Gaussian transformation prior to variogram calculation and modelling. Gaussian variogram models are rescaled to fit the real space declustered variance of each domain. The Mineral Resource is estimated using the geostatistical technique of LUC which locates the higher and lower-grade portions of the mineralised domains in their most likely relative positions at the SMU scale, based on local grade trends from the available drill hole data. This assists long term planning of selective open pit and underground mining.

Prior to the final mine designs, dense drilling patterns provide data for the grade control models created using conditional simulation. The grade control models contribute to the reported Mineral Resource for the underground mines, owing to the grade control drilling and modelling process being ahead of the mining position. The stockpiled portion of the Mineral Resource was defined through grade control modelling prior to mining. An ongoing improvement process of comparison and calibration of the Mineral Resource model to the grade control models ensures the Mineral Resource and term plans benefit from the most up to date geological understanding of the deposit.

Grade tonnage curves

Tropicana
Surface (metric)


Tonnes above cut-off grade (millions)
35
30
25
20
15
10
5
0.1
0.4
0.7
1.0
1.3
1.6
1.9
Cut-off grade (g/t)
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Tropicana
Underground (metric)


Tonnes above cut-off grade (millions)
40
30
20
10
0
0.0
0.8
1.6
2.4
3.2
4.0
Cut-off grade (g/t)
6
5
4
3
2
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Measured	18.55	1.22	22.69	0.73
	Indicated	7.79	1.64	12.80	0.41
	Inferred	23.02	2.39	54.93	1.77
	Total	**49.37**	**1.83**	**90.42**	**2.91**

The exclusive Mineral Resource is comprised of 89% underground, 4% open pit and 7% marginal and mineralised waste stockpiled material.

Of the underground exclusive Mineral Resource, 32% is classified as Indicated and Measured Mineral Resource. This material fails to meet the cut-off grade at the Mineral Reserve gold price. The remaining 68% of the underground exclusive Mineral Resource is Inferred and was not included in the Mineral Reserve estimation.

The exclusive open pit Mineral Resource is comprised of mineralised waste material on stockpiles or contained within the LOM plan pit design and Mineral Resource shells.

Mineral Resource below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Measured	2.11	2.78	5.86	0.19
	Indicated	3.51	2.76	9.69	0.31
	Inferred	21.75	2.41	52.38	1.68
	Total	**27.36**	**2.48**	**67.94**	**2.18**

Tropicana continued
Australia

At Boston Shaker, the Mineral Resource below infrastructure is significant as the operation is only in its third year of production. The Mineral Resource is reported below infrastructure at the 1,805mRL in the Boston Shaker Stage 3 orebody and below the 1,938mRL in the Boston Shaker Stage 4 orebody. The Tropicana Mineral Resource is reported below infrastructure at the 2,045mRL. The entire Havana and Havana South underground Mineral Resource is considered to be below infrastructure.

Year-on-year changes in Mineral Resource

Tropicana
Total (Moz)


Ounces (millions)
5.2
5.0
4.8
4.6
4.4
4.2
4.0
4.86
(0.38)
0.23
(0.28)
0.57
(0.53)
0.00
(0.10)
0.00
0.00
4.38
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The decrease in Mineral Resource resulted from of a combination of depletion and cost increases, offset partially by increases in exploration success at Boston Shaker and the Mineral Resource price increase.

Inclusive Mineral Resource sensitivity

Tropicana


Percentage change
15
10
5
0
-5
-10
-15
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to a decrease in the gold price with a 10% drop in ounces, and very sensitive to an increase in the gold price with a 9% increase in ounces. This is driven primarily by the impact of price change on the underground Mineral Resource cut-off grade. The underground Mineral Resource at Havana South, Tropicana and Havana show zonation across the thickness of the mineralised zones, with a higher-grade core and lower-grade halo. Changes to the cut-off grade adjusts the proportion of material from the halo zone included in the MSO volumes.


As at 31 December 2022, the Tropicana gold Mineral Resource was 4.4Moz, and the Mineral Reserve was 1.5Moz.

Geologists discussing observations at the Boston Shaker underground mine

Tropicana continued
Australia

Mineral Reserve
Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Havana	Proved	1.62	1.75	2.85	0.09
	Probable	15.74	1.91	30.05	0.97
	Total	**17.37**	**1.89**	**32.89**	**1.06**
Stockpile (open pit)	Proved	5.49	0.84	4.62	0.15
	Probable	–	–	–	–
	Total	**5.49**	**0.84**	**4.62**	**0.15**
Boston Shaker (underground)	Proved	2.05	3.10	6.37	0.20
	Probable	–	–	–	–
	Total	**2.05**	**3.10**	**6.37**	**0.20**
Tropicana (underground)	Proved	0.78	2.42	1.88	0.06
	Probable	–	–	–	–
	Total	**0.78**	**2.42**	**1.88**	**0.06**
Tropicana	**Total**	**25.69**	**1.78**	**45.76**	**1.47**

Estimation
The Mineral Reserve for Tropicana is based on an operating LOM plan. For the open pit LOM plan, a FS was completed in 2010, which determined a technically achievable and financially economic mine plan, and this is updated annually. The pits that are included in the open pit LOM plan are Havana and Havana South.

For the underground LOM plan, the Boston Shaker FS study was completed in 2019 which determined the viability of the Boston Shaker underground project. All Mineral Reserve is estimated by reporting physicals (volumes, tonnes, grades, material types, etc.) against the Mineral Resource model within detailed designs. Mineral Reserve physicals are then scheduled and put through a financial model for economic evaluation.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price AUD/oz	Cut-off grade g/t Au	Stoping width cm	Dilution %	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Havana	1,919	0.70	–	2.0	100.0	100.0	101.0	99.0	100.0	89.0
Boston Shaker (underground)	1,919	2.70	2,000.0	15.0	100.0	100.0	90.0	100.0	100.0	89.6
Tropicana (underground)	1,919	2.10	2,000.0	15.0	100.0	100.0	90.0	100.0	100.0	89.6

Inferred Mineral Resource in annual Mineral Reserve design*

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Havana	0.00	1.10	0.00	0.00
Boston Shaker (underground)	0.02	2.59	0.05	0.00
Tropicana (underground)	0.01	1.75	0.02	0.00
Total	**0.03**	**2.24**	**0.07**	**0.00**

** Inferred Mineral Resource including lower confidence material*

With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 0.1% of the Mineral Reserve plan of five years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.

Tropicana continued
Australia

Mineral Reserve below infrastructure

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Tropicana	Proved	0.79	2.89	2.28	0.07
	Probable	–	–	–	–
	Total	**0.79**	**2.89**	**2.28**	**0.07**

The below infrastructure Mineral Reserve is split between the Boston Shaker 3, Boston Shaker 4 and Tropicana orebodies. This material is below 1,850mRL in Boston Shaker 3, 1,938mRL in Boston Shaker 4 and 2,045mRL in Tropicana.

Year-on-year changes in Mineral Reserve

Tropicana
Total (Moz)



Ounces (millions)
1.8
1.5
1.2
0.9
1.67
(0.31)
0.12
0.01
0.14
(0.10)
(0.03)
0.00
(0.10)
0.07
0.00
1.47
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

The decrease due to cost and operational changes was partially offset by increases due to exploration and local changes in the gold price.

Mineral Reserve sensitivity

Tropicana



Percentage change
10
0
-10
-20
-30
1,300
1,400
1,500
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

On an ounce and tonnes basis, the Mineral Reserve is highly sensitive to a drop in the Mineral Reserve gold price to $1,300/oz. A portion of material within the pit shell becomes subeconomic at a lower Mineral Reserve price, removing it from the Mineral Reserve. At an increased Mineral Reserve gold price of $1,500/oz, the Mineral Reserve is sensitive on both an ounce and tonnes basis. The change in the open pit shell and underground shapes at a higher gold price is incremental and not as significant.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	James Woodward	MAusIMM	318 142	14 years	MSc (Geology), Postgraduate Certificate (Geostatistics), BSc Hons (Geology)
Mineral Reserve (surface)	Andrew Bridges	MAusIMM	300 976	24 years	BSc Hons (Mining Engineering)
Mineral Reserve (underground)	Cailli Knievel	FAusIMM	205 388	28 years	BEng (Mining Engineering)


Legend:
1 USA, North Bullfrog[1] / Silicon Mother Lode[1]/ Sterling[2]
2 Colombia, Gramalote (50%)[3] / La Colosa / Quebradona
[1] North Bullfrog and Mother Lode first-time Mineral Resource declaration for AngloGold Ashanti after acquisition of Corvus Gold in January 2022
[1] Sterling, which includes the Crown Block deposit, first-time Mineral Resource declaration for AngloGold Ashanti after acquisition of Coeur Sterling in November 2022
[3] Gramalote is managed by B2Gold
O Project
0
400km
1
2

Overview

Projects

Key statistics

	Units	2022	2021	2020
Capital expenditure	$m	17	52	49

As at 31 December 2022, the Mineral Resource (inclusive of Mineral Reserve) for the projects in Colombia and USA was 46.4Moz (2021: 41.7Moz*) and the Mineral Reserve was 4.2Moz (2021: 4.3Moz*). This is equivalent to 35% and 14% of the Group's Mineral Resource and Mineral Reserve.

** The previous information has been adjusted to only include the Colombia and USA projects. Projects were previously included under the Americas region in 2021*

Overview continued

Projects

Contribution to Group Mineral Resource


46.4
Moz
85.0
Projects
Rest of AngloGold Ashanti

Contribution to Group Mineral Reserve


4.2
Moz
26.2
Projects
Rest of AngloGold Ashanti

The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource with the three projects: La Colosa, Minera de Cobre Quebradona (Quebradona) and Gramalote, the latter of which is a JV between AngloGold Ashanti (50%) and B2Gold (50%) contributing 38.0Moz. Mineral Reserve was declared for the first time at Gramalote in 2017 and at Quebradona in 2018. Quebradona and Gramalote contribute 4.2Moz to AngloGold Ashanti's gold Mineral Reserve and Quebradona has a copper Mineral Reserve of 3,250Mlb.

During 2022, the Company's team in the USA integrated the Mineral Resource resulting from AngloGold Ashanti's acquisitions of Corvus Gold and Coeur Sterling using the Company's evaluation framework. AngloGold Ashanti acquired North Bullfrog and Mother Lode as part of the Corvus Gold acquisition in January 2022 and Sterling (which includes the Crown Block deposits of SNA, Secret Pass and Daisy) through acquisition of Coeur Sterling in November 2022. As a result, 1.5Moz was declared for the first-time Mineral Resource at North Bullfrog, 1.7Moz for the first-time Mineral Resource at Mother Lode and 0.9Moz for the first-time Mineral Resource at Sterling. At Silicon, a further 0.8Moz was added, bringing Silicon's total Mineral Resource to 4.2Moz, and the Nevada Beatty district to 8.4Moz.

Gold

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Projects	Measured	139.78	0.47	65.82	2.12
	Indicated	1,390.19	0.76	1,061.64	34.13
	Inferred	682.59	0.46	314.29	10.10
	Total	**2,212.56**	**0.65**	**1,441.76**	**46.35**

Exclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Projects	Measured	98.19	0.40	38.96	1.25
	Indicated	1,249.97	0.77	958.52	30.82
	Inferred	682.59	0.46	314.29	10.10
	Total	**2,030.75**	**0.65**	**1,311.78**	**42.17**

Overview continued

Projects

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Projects	Proved	–	–	–	–
	Probable	181.81	0.71	129.98	4.18
	Total	**181.81**	**0.71**	**129.98**	**4.18**


Projects Mineral Resource
Per project (Moz)
2022
2021
30
25
20
15
10
5
0
0.00
0.91
0.00
1.54
0.00
1.73
3.01
2.61
3.37
4.22
7.02
7.02
28.33
28.33
Sterling
North Bullfrog
Mother Lode
Gramalote
Silicon
Quebradona
La Colosa


Projects Mineral Reserve
Per project (Moz)
2022
2021
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.72
1.58
2.60
2.60
Gramalote
Quebradona


The projects in Colombia form a significant contribution to AngloGold Ashanti's Mineral Resource.

Exploration field work at Quebradona

Overview continued
Projects

Copper
Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Projects	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
	Total	**620.02**	**0.69**	**4.26**	**9,384**

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Projects	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Projects	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
	Total	**120.01**	**1.23**	**1.47**	**3,250**

Projects Mineral Resource
Per project (Mlb)


10,000
7,500
5,000
9,384
9,384
2022
2021
Quebradona

Projects Mineral Reserve
Per project (Mlb)


3,300
3,200
3,100
3,000
3,250
3,250
2022
2021
Quebradona

The addition of the North Bullfrog project as well as the Mother Lode and Sterling projects into the AngloGold Ashanti North America portfolio, together with the Silicon project and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district in Nevada.

Colombia

Projects




Legend:
1 Gramalote (50%) (1)
2 Quebradona
3 La Colosa
(1) Gramalote is managed by B2Gold
O Project
0 200km
Medellín
Quibdó
Bogotá
Ibagué
Cali
COLOMBIA

AngloGold Ashanti Colombia has three greenfields projects: Gramalote, La Colosa and Quebradona.

The Gramalote project is a JV between AngloGold Ashanti (50%) and B2Gold (50% owner and the manager). It is situated in the Department of Antioquia, 124km northeast of Medellín. Following the completion of the FS optimised work in the second half of 2022, both partners determined that the Gramalote project does not meet their investment thresholds for development. Following a comprehensive review of the alternatives relating to the project, both parties have commenced a joint sales process for the project.

The La Colosa project is wholly-owned and managed by AngloGold Ashanti. It is located in the Department of Tolima, 150km west of Bogotá, and 30km west of the major town of Ibagué. The project is currently under *force majeure* until the necessary environmental permits are issued.

The Quebradona project is, wholly-owned and managed by AngloGold Ashanti and comprises the Neuvo Chaquiro deposit, a significant copper-gold porphyry. The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, approximately 90km southwest of Medellín. A FS in respect of the Nuevo Chaquiro deposit was completed in 2021. However, the environmental licence application relating to the Quebradona project was archived by the National Environmental Licensing Authority of Colombia (Autoridad Nacional de Licencias Ambientales (ANLA)). AngloGold Ashanti is in the process of preparing a new Environmental Impact Assessment (EIA) for the Quebradona project to submit to ANLA, in conjunction with a new environmental licence application.

As at 31 December 2022, the gold Mineral Resource (inclusive of Mineral Reserve) for Colombia was 38.0Moz (2021: 38.4Moz) and Mineral Reserve was 4.2Moz (2021: 4.3Moz). The copper Mineral Resource for Colombia was 9,384Mlb (2021: 9,384Mlb) and Mineral Reserve was 3,250Mlb (2021: 3,250Mlb).

Colombia continued

Projects

Gold

Inclusive Mineral Resource


1.4
7.9
Moz
28.7
Measured
Indicated
Inferred

Exclusive Mineral Resource


0.5
7.9
Moz
25.4
Measured
Indicated
Inferred

Mineral Reserve


Moz
4.2
Probable

Copper

Inclusive Mineral Resource


3,232
1,814
Mlb
4,338
Measured
Indicated
Inferred

Exclusive Mineral Resource


684
3,232
Mlb
2,218
Measured
Indicated
Inferred

Mineral Reserve


Mlb
3,250
Probable


As at 31 December 2022, the Gramalote gold Mineral Resource was 2.6Moz, and the Mineral Reserve was 1.6Moz.

Gramalote drill access trail

Colombia – Gramalote

Projects

Introduction

Property description

Gramalote is a JV between AngloGold Ashanti (50%) and B2Gold (50%), with B2Gold being the manager through the operating company Gramalote Colombia Limited. The project's Mineral Resource comprises three orebodies, namely Gramalote Central, Monjas West (also referred to as Monjas), and Trinidad.

Location

The Gramalote property is located near the towns of Providencia and San José del Nus within the municipality of San Roque in the Department of Antioquia, Colombia. It is approximately 230km northwest of Bogotá and 124km northeast of Medellín, which is the capital of the Antioquia Department.

History

The region encompassing Gramalote has a long history of artisanal gold mining. The Gramalote deposit itself has had small-scale artisanal mining for several decades before the exploration work and the discovery by AngloGold Ashanti. Development of the Gramalote project commenced with a scoping study in 2009. Several internal technical studies followed, leading to the submission of a PFS in late 2013, which at that stage, did not meet AngloGold Ashanti investment hurdles.

From 2014 to 2017, intensive work was undertaken by all technical disciplines. The main changes were an improved orebody model based on extensive drilling, grade streaming to increase the feed grade in the early years, and early treatment of oxide ore that overlies the main sulphide Mineral Resource. An enhanced PFS report was completed in September 2017, which supported the first-time reporting of a Mineral Reserve on the JSE. In 2019, further geological refinement improved the project's economics. An infill drilling campaign was launched in late 2019, and was completed in 2022. Before 2020, AngloGold Ashanti was the 51% holder of the JV and the manager of the project, however with the 2019/2020 drilling programme, B2Gold earned a 50% shareholder stake and became the manager of the project.

Following the completion of the FS optimised work in the second half of 2022, both partners determined that the Gramalote project does not meet their investment thresholds for development. Following a comprehensive review of the alternatives relating to the project, both parties have commenced a joint sales process for the project.

Legal aspects and tenure

Gramalote comprises an integrated concession contract (14292) and two concession contracts (4894 and QHQ-16081). Concession 14292, totalling 8,720.71ha, expires on 3 April 2043 and contains the Gramalote and Monjas anomalies. Concession 4894 is 2,279.32ha and hosts the Trinidad anomaly. This concession was granted on 12 June 2019 and has an overall duration of 25 years. Concession QHQ-16081, which is 9.79ha, was granted on 4 August 2022 and has an overall duration of 30 years.

In 2016, the project received its environmental permit from ANLA, and its construction permits from the Secretary of Mines, in order to operate for the LOM. Both permits are associated to the concession 14292, pending the resettlement of communities and the formal start of construction activities.

According to Colombian mining law, the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 20-year period. Under Colombian mining law, producing mines are subject to a federal royalty of 3.2% of the value of gold and silver production.

Mining method

Gramalote is a semi-massive, superficial low-grade gold deposit suitable to be mined as a conventional open pit truck and shovel operation. Standard open pit mining equipment has been selected, with conventional drilling, blasting, loading and hauling. A PFS concluded that the project would be mined as a conventional open pit, with a strip ratio of approximately 2.5 and an average mining rate of between 47 and 60Mtpa. The LOM is estimated at 14 years (plus one year of pre-stripping). Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic shovel/excavator and rigid body dump trucks. The material mined would be transported to be either tipped directly into the crusher or stockpiled at the ROM stockpile to be fed or treated later.

Operational infrastructure

Key infrastructure planned includes: a TSF, waste rock facility, site water management, a creek diversion, roads and bridges, central workshop, offices and camp, and a process plant. Power is expected to be supplied from the national power grid some 25km away. Access is through a national road located less than 1km from the project.

Mineral processing

A range of treatment options for sulphide ore were investigated in previous studies, including whole ore leaching, heap leaching and a float leach process. The float leach process was selected as it offered much better economics. Most of the metallurgical designs have been confirmed during the technical update to the FS conducted during 2022. The process design is as follows:

- Processing by a semi-autogenous grinding stream treating approximately 11Mtpa of sulphide ore
- Gold recovery post-milling by flotation and concentrate leach
- Dry stacking tailings deposition

Colombia – Gramalote continued

Projects

Introduction continued

Risks

The low-grade Inferred Mineral Resource estimate has low confidence and therefore represents a high-risk part of the Mineral Resource estimate due to the broad drill spacing. As a risk mitigation action, grade control test blocks were drilled to confirm short-scale continuity, mineralisation geometry and geological contacts. In November 2019, a 40,000m drilling programme commenced across the anomalies to reduce risk and verify the projected upside. The results of this became available in 2021, and as a result, additional specific areas were targeted for supplementary drilling. The results of drilling in 2022 were used to update the Mineral Resource model.

Poor digitising practices by the Colombian authorities of the 11 original licences that make up the main mining licence concession No. 14292 have created slithers of open ground that cross the Gramalote deposit. These have been claimed by a third party (Zonte Metals). While AngloGold Ashanti believes that Zonte does not have a valid claim, Zonte is proceeding with legal action against the Secretary of Mines (Secretaria de Minas) for the Department of Antioquia, for not titling an exploration application for the open ground.

A number of Mineral Reserve estimate risks or uncertainties have been recognised, all of which have detailed risk mitigation strategies in place, including:

- Construction delays associated with resettlement and/or coexistence issues
- Capital and operating cost inflation beyond the current estimate
- Changes to the geotechnical assumptions and the pit slope based on those assumptions
- Artisanal miners within the project footprint area that are being formalised at arm's length using government agencies that guide, fund and regulate their activities
- The land acquisition process has been successful with a large portion acquired or in promise of sale, and a minimum percentage under a special acquisition process. Tenement management processes have been ongoing since 2015 to alleviate risks around small areas of ground between the larger tenement polygons.

Map showing the Gramalote project planned infrastructure and licences. The coordinates of the project, as represented by the planned pit, are depicted on the map and are in the geographic coordinate system.


to San Roque
4894
Trinidad
Providencia
Gramalote
Monjas West
4894
Cristales
14292
San José del Nus
4894
QHQ-16081
0
1
2
3km
Planned plant centroid coordinates
06°30'00"N, 75°00'00"W
Licences
Concession
N
Planned infrastructure
Pits
Plant
TSF
Waste dumps
Settlements
Villages
Roads
Main
Secondary

Colombia – Gramalote continued

Projects

Geology

The Gramalote property is located in the northern portion of Colombia's Central Cordillera. The terrain is completely underlain by medium to coarse-grained biotite-hornblende tonalite and granodiorite of the Cretaceous Antioquia Batholith.

Drilling within an extensive mineral tenement block of some 11,000ha (exclusively retained under licence by the JV) identified three distinct mineral deposits: Gramalote Central, Trinidad and Monjas West. These all have similar mineralisation and alteration styles, with vertical to sub-vertical mineralised zones extending from tens of metres to over 200m width, with variable strike lengths of up to 1km, and extending to depths of several hundred metres.

Deposit type

Gramalote is a pluton-related, mesothermal gold deposit genetically related to the host intrusion. The alteration and mineralisation are structurally controlled, restricted to small halos along veins, sheeted veins and stockwork arrays with sulphide content being less than 5%. Observations indicate that the alteration of the host rock is directly related to fluids evolved from the cooling pluton resulting in pegmatites, aplites and K-feldspar alteration.

Mineralisation style

Mineralisation is controlled by northeast to southwest trending strike-slip shear zones, north-northwest to south-southeast trending extensional shear zones and dilatational fractures. Gold mineralisation is associated with stockwork veining and in particular quartz with fine pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Alteration occurs as both broad zones and narrow selvedges around veins. The intensity of the alteration is directly related to both the frequency of veins and their size. The wider the vein, the wider the alteration selvedge, ranging from a few millimetres around isolated veinlets to tens of centimetres around thick veins. In zones of stockwork, or where several veins are close enough to merge their selvedges, the alteration halo is wider. The potassic alteration event is associated with Type I and Type II veins and it is characterised by a selvedge of K-feldspar with disseminated pyrite. The white-mica event is characterised by a less pervasive distribution than the potassic event and it is restricted to selvedges of a few centimetres wide around the Type III veins (quartz, calcite, white mica, pyrite and chalcopyrite). It is not associated with wide veins, and it does not carry high gold grades. Mineralisation is closely linked to alteration and is structurally controlled. The mineralisation is vein-hosted, either in sheeted veins or in local stockworks. Three stages of mineralisation are identified and associated with vein and alteration types:

- Quartz-calcite-pyrite is an assemblage of fine-grained quartz and calcite with very fine-grained pyrite. This vein type generally does not contain gold.
- Quartz-pyrite-chalcopyrite gold is the most important gold host, typically associated with K-feldspar (potassic) selvedges where gold occurs within fractures in pyrite, along with chalcopyrite.
- Quartz-calcite-white mica selvedges where veining is commonly barren but can show moderate gold grades (up to 20g/t).

Mineralisation characteristics

Gold mineralisation is associated with three overprinting, texture destructive, alteration assemblages including potassic, quartz-sericite and sericite-carbonate. Within these alteration zones, anomalous gold mineralisation is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine-grained pyrite, quartz-carbonate veinlets and quartz veinlets with granular pyrite. The saprolite (oxide) and saprock (transitional) portions of the deposit constitute a small percentage of the mineralisation. Saprolite thickness is variable from 5 to 30m with an average thickness of 15m.

Petrographic work indicates the gold occurs as 5 to 20 micron-sized particles associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite ($PbCuBiS_3$) and matildite ($AgBiS_2$)). The silver to gold ratio is approximately 1:1.

Exploration

Exploration by AngloGold Ashanti between 2003 and 2007 comprised both regional exploration programmes as well as DD in the main Gramalote Central area. Surface mapping and rock and soil sampling identified an exploration target extending over an area of more than 1km^2 centred around Gramalote Ridge. This mineralisation is contained within numerous tens-of-metre sized, structurally-related corridors which commonly contain mineralisation exceeding 1g/t gold. Regional exploration programmes involving infill soil geochemistry, surface trenching, and mapping and sampling, were carried out on several targets adjacent to Gramalote Ridge.

Highlights from the exploration work to date on the Gramalote property include the declaration of a Mineral Resource in 2007 and a Mineral Reserve in 2017, as well as encouraging drill results from the outside targets which indicate the potential for a larger Mineral Resource.

Exploration drilling has been carried out on six drill targets located within 4km of the current Gramalote Central Mineral Resource including Monjas West, Trinidad, Topacio, Monjas East, La Maria and El Limon, with the aim of adding new Inferred Mineral Resource. All of these targets have similar geological, alteration and mineralisation characteristics to Gramalote Central. Prior to 2019, a total of 169km of drilling had been done on the lease of which 108km was in the main Gramalote deposit, and 32km in the satellite deposits of Trinidad and Monjas West. During the 2020 drilling exercise, a further 50km of drilling took place, 44.6km in Gramalote Main and 5.5km in the satellite deposits.

Colombia – Gramalote continued

Projects

A total of 11,380m of sterilisation drilling was carried out from 2012 to 2017 to confirm the absence of potential mineralisation in areas where key infrastructure is located. Key locations sterilised are the tailings dam, waste dumps as well as La Maria and San Antonio plant site locations. No significant mineralisation was identified in these areas. In addition to this, an extensive RC drilling campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote Hill (180 drill holes drilled at an average depth of approximately 80m). The drilling was done on three platforms of approximately 200 x 100m each, on a drilling pattern of 12.5 x 12.5m (spacing simulates a grade control block that might be used during the mine operation).

This 2020 drilling campaign was modelled and consequently, a drilling programme was launched in 2021.

The results of the latest drilling in the first quarter of 2022 were used to update the Mineral Resource model. Subsequent updates to the economic assessment were completed and the final published Mineral Resource as at 31 December 2022 used the latest information.

NW-SE Geological cross-section through Gramalote Central pit, elevation in metres AMSL


NW
SE
800
700
600
500
400
250m
Legend
Soils
Saprolite
Saprolitised rock
Acid dykes
Veins and veinlets
Diorite
Tonalite – Granodiorite

Colombia – Gramalote continued

Projects

Projects

A successful PFS was completed in 2017, which supported the first-time reporting of a Mineral Reserve. A SAMREC Table 1 was compiled in 2017 and can be found on the Company's website. Additional technical studies were undertaken in 2019 and drilling at the main Gramalote deposit to support an updated study that commenced in late 2019 and ran into early 2022. Drilling in the first quarter of 2022 was based on recommendations made in the PFS. This was completed and the Mineral Resource model was updated and de-risked as planned.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	55 x 55	✔	✔	–	✔	–
Inferred	100 x 100, 110 x 110	✔	✔	–	✔	–
Grade/ore control	12.5 x 12.5	–	✔	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Gramalote Central (oxide)	Measured	–	–	–	–
	Indicated	2.81	0.51	1.43	0.05
	Inferred	0.55	0.41	0.23	0.01
	Total	**3.37**	**0.49**	**1.66**	**0.05**
Trinidad (oxide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	3.50	0.46	1.60	0.05
	Total	**3.50**	**0.46**	**1.60**	**0.05**
Monjas West (oxide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	0.63	0.56	0.35	0.01
	Total	**0.63**	**0.56**	**0.35**	**0.01**
Gramalote Central (sulphide)	Measured	–	–	–	–
	Indicated	86.54	0.70	60.94	1.96
	Inferred	2.36	0.47	1.11	0.04
	Total	**88.90**	**0.70**	**62.05**	**2.00**
Trinidad (sulphide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	22.38	0.52	11.65	0.37
	Total	**22.38**	**0.52**	**11.65**	**0.37**
Monjas West (sulphide)	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	5.69	0.66	3.73	0.12
	Total	**5.69**	**0.66**	**3.73**	**0.12**
Gramalote	**Total**	**124.47**	**0.65**	**81.04**	**2.61**

A price of $1,800/oz was used by B2Gold to estimate the Gramalote Mineral Resource. The Mineral Resource is quoted within an optimised pit shell of $1,800/oz gold price and with a dilution factor of 10% applied.

Colombia – Gramalote continued

Projects

Estimation

For the 2017 PFS, results from approximately 145,000m of drilling (87,900m at Gramalote Central, 11,250m at the Trinidad area, and 17,850m at the Monjas West area) were used to support the estimation of the Mineral Resource. UC estimation techniques were used by AngloGold Ashanti in the 2019 and 2020 model updates. The classification of the Mineral Resource was done following the 15% Rule methodology (refer to the *Definitions* on *page 218*) and these results were used to guide the risk amelioration and Mineral Resource definition drilling in the subsequent years.

An extensive RC drilling campaign was conducted to validate the UC estimation technique and completed approximately 14,000m of RC drilling on Gramalote Hill. Additional Mineral Resource definition drilling was undertaken in 2021 and completed in the first quarter of 2022. This programme incorporated 47,600m of drilling information into the 2022 database.

All results of the 2022 drilling programmes were used to update the Mineral Resource models. Independent Mineral Resource models were completed by AngloGold Ashanti and B2Gold using UC and ordinary kriging techniques respectively. The models were reconciled, and an agreement was reached to use the final model as produced by B2Gold for the 2022 Mineral Resource reporting. Mineral Resource classification was based on drill hole spacing whereby Indicated Mineral Resource covered contiguous areas of a 55m-spaced information grid and Inferred Mineral Resource used contiguous areas of a 110m-spaced grid. Assay grades were composited to 4m down-hole intervals and outliers were capped based on the distribution observations using probability plots for each estimation domain.

Grade tonnage curve

Gramalote
Surface (metric)



250
200
150
100
50
0
Tonnes above cut-off grade (millions)
1.8
1.5
1.2
0.9
0.6
0.3
Average grade above cut-off grade (g/t)
0.0
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Gramalote	Measured	–	–	–	–
	Indicated	27.56	0.48	13.23	0.43
	Inferred	35.11	0.53	18.67	0.60
	Total	**62.67**	**0.51**	**31.90**	**1.03**

The exclusive Mineral Resource includes the Gramalote Central, Trinidad and Monjas West Inferred Mineral Resource and a portion of the Indicated Mineral Resource not included in the Gramalote Central designed pit, but still held within the Mineral Resource shell. Approximately 58% of the exclusive Mineral Resource is related to Inferred Mineral Resource that is not part of the Mineral Reserve.

Year-on-year changes in Mineral Resource

Gramalote
Total (Moz)



Ounces (millions)
3.2
3.0
2.8
2.6
2.4
2.2
3.01
0.00
(0.14)
(0.23)
0.00
(0.04)
0.00
0.00
0.00
0.00
2.61
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The change to the Mineral Resource reflects the results of the recent infill drilling programme and changes to the modelling methodology.

Colombia – Gramalote continued

Projects

Inclusive Mineral Resource sensitivity

Gramalote


15
10
5
0
-5
-10
-15
Percentage change
1,600
1,800
2,000
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

As a low-grade deposit, Gramalote is sensitive to a drop in the Mineral Resource gold price and less sensitive to an increase in price. There is a 6% upside in ounces at a higher Mineral Resource price and an 8% downside in ounces at a lower Mineral Resource price. The Mineral Resource sensitivity uses the following gold prices of $1,600/oz, $1,800/oz and $2,000/oz.

Mineral Reserve

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Gramalote Central (sulphide)	Proved	–	–	–	–
	Probable	61.80	0.80	49.14	1.58
	Total	**61.80**	**0.80**	**49.14**	**1.58**

Only Gramalote Central is considered for the Mineral Reserve statement. The Mineral Reserve statement is based on a technical update of the FS conducted during 2022.

Estimation

The Gramalote pit was designed based on input parameters supported on the technical update to the FS conducted in 2022 and includes all mining infrastructure. The design was scheduled and financially modelled to obtain the Mineral Reserve.

Mineral Reserve modifying factors

as at 31 December 2022	Gold price $/oz	Exchange rate $/COP	Cut-off grade g/t Au	RMF (% based on tonnes)	RMF (% based on g/t)	MRF (% based on tonnes)	MRF (% based on g/t)	MCF %	MetRF %
Gramalote Central (sulphide)	1,500	3,850	0.30	100.0	100.0	100.0	100.0	100.0	95.0

A price of $1,500/oz was used to estimate the Gramalote Mineral Reserve.

Year-on-year changes in Mineral Reserve

Gramalote
Total (Moz)


1.8
1.6
1.4
1.2
Ounces (millions)
1.72
0.00
0.00
(0.14)
0.00
0.00
0.00
0.00
0.00
0.00
0.00
1.58
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

Changes to the geological model estimation methodology resulted in a decrease in the overall Mineral Reserve ounces year-on-year.

Colombia – Gramalote continued

Projects

Mineral Reserve sensitivity

Gramalote


10
5
0
-5
-10
-15
Percentage change
1,400
1,500
1,600
Mineral Reserve price ($/oz)
Tonnes
Ounces
Grade

Gramalote is sensitive to both an increase and decrease in the Mineral Reserve gold price. There is a 4% upside in ounces at a higher Mineral Reserve price and a 9% downside in ounces at a lower Mineral Reserve price. The Mineral Reserve sensitivity uses the following gold prices of $1,400/oz, $1,500/oz and $1,600/oz.

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Brian Scott [1]	EGBC	19 826	38 years	BSc Hons
Mineral Reserve	Romulo Sanhueza	MAusIMM	211 794	25 years	BSc Eng (Mining)

[1] Employed by B2Gold as VP Geology and Technical Services, Suite 3400, 666 Burrard Street, Vancouver, British Columbia



Grade control drilling platform at Gramalote

Colombia – La Colosa

Projects

Introduction

Property description	La Colosa is an exploration project that is wholly-owned by AngloGold Ashanti. It is in its sixth year of *force majeure* and, as a result, the project remains on hold. No Mineral Reserve is declared.
Location	The project is located 150km west of Bogotá, and 30km west of the major town of Ibagué, which is the capital of the Tolima Department. Ibagué is the location of local government entities monitoring the project.
History	Mineralisation at La Colosa was discovered by AngloGold Ashanti's Colombian greenfields exploration team in 2006. Drilling commenced in 2007 and a conceptual study was completed in 2008. In 2014, the project team was asked for an update of the conceptual study document and reframed the PFS deliverables.
Legal aspects and tenure	The EIG-163 mineral title with an area of 9,210ha underlies the La Colosa project. In March 2017, the initial six adjacent concession contracts were integrated and AngloGold Ashanti signed the contract for an initial term of 20-years. The 10 years of exploration carried out before integration were deducted from the maximum possible of 30 years. The new EIG-163 contract started in "Year 1" of exploration. The EIG-163 mineral title is located in a forest reserve. A temporary forest subtraction permit must be obtained to carry out exploration activities. The issuing of the permit has been delayed and a *force majeure* was recognised and declared in 2017 by the National Mining Agency. Actual *force majeure* continues until June 2023. The extension needs to be requested and justified on an annual basis. Meanwhile, the mineral title continues in its first year of exploration. Only care and maintenance activities are carried out on site.
Mining method	The project is still under development and a number of options were being investigated before *force majeure* was declared. Open pit mining (with potentially minor underground mining) is the preferred mining method. Initial sensitivity studies for annual throughputs ranging from 6 to 26Mtpa have been carried out. Geotechnical studies for pit designs are at an advanced PFS level and pit hydrogeology is at an initial PFS level according to the Company standards. The earlier mining studies have used pit optimisations for different gold prices. However, they did not advance to more detailed open pit designs.
Operational infrastructure	Currently, the project has field infrastructure that supports access to the Mineral Resource with roads, accommodation, and office and surface infrastructure for pre-logging and organisation of the drilling core. There is a core shed facility in the city of Ibagué where geological and geotechnical logging was performed in the past.
Mineral processing	The project is currently at an early stage. However, flotation of sulphide ore is being considered as a treatment option.
Risks	The La Colosa project is currently at an early project stage and has identified a number of possible technical options all of which are capital intensive. The political risks associated with the mining industry in Colombia, specifically in the Tolima Department, is also considered in the estimation of the Mineral Resource. The delineation of the Los Nevados Páramo by Resolution 1987 in November 2016 is considered a risk or uncertainty to the Mineral Resource estimate and it is currently being contested. This puts potentially approximately 13.99Moz (50%) of the Mineral Resource at risk. La Colosa will continue to use the Mineral Resource price of $1,400/oz while the project is in *force majeure*. The Mineral Resource estimate will be reviewed with newer approved prices and cost assumptions when the project is no longer in *force majeure*. The failure of the Colombian government to grant environmental permits for site operations has hampered progress and it is the reason that *force majeure* was accepted by the Colombian government. During the period while *force majeure* is in force, the specified legal timelines for completing the various phases of the mining project under the concession contract are suspended.

Colombia – La Colosa continued

Projects

Map showing La Colosa project planned pit and licences. The coordinates of the project, as represented by the pit, are depicted on the map and are in the geographic coordinate system.



to Calarca
La Linea Tunnel
Tunnel de La Linea exclusion zone
EIG-163
Cajamaca
Licences
Exploration
Planned mine infrastructure
Ore limit (0.5ppm Au)
Pit
Settlements
Villages
Roads
Main
Secondary
Tunnel
N
0 1 2 3km
Pit coordinates
4°27'47"N, 75°29'31"W

Geology

The deposit forms part of what is generally known as the Middle Cauca Metallogenic Belt. The best-known porphyry (Cu-Au, Au-Cu, Au) and intermediate sulphidation Au-Ag deposits in the Middle Cauca Metallogenic Belt are the Marmato and the Buritica mining operations. Advanced exploration studies exist for the Quebradona, the Titiribi, and the La Mina deposits.

Deposit type

The La Colosa porphyry complex consists of three intrusive stages: the early, the intermineral, and the late-stage magmatic event. The U-Pb ages obtained range between 7.4 and 8.5Ma indicating the emplacement of the early, intermineral and late intrusive porphyry stocks occurred during a very short time span of about 1.1Ma. The emplacement of the La Colosa and San Antonio porphyry stocks caused contact metamorphism that transformed the proximal country rocks into hornfels. Recent volcanism in the Central Cordillera accounts for an ash cover varying between a few and 15m thick. The source is the Cerro Machin stratovolcano, located about 17km to the east of the La Colosa project site.

Mineralisation style

The La Colosa porphyry gold deposit has nine defined broad hydrothermal alteration assemblages: sodic-calcic alteration, potassic alteration, quartz-sericite alteration, sericitic alteration,

Colombia – La Colosa continued

Projects

chloritic alteration, propylitic alteration, intermediate argillic alteration, silicification, and supergene argillic alteration. Eight types of porphyry veinlets have been recognised: early biotite veinlets, A-type veinlets, B-type veinlets, M-type veinlets, N-type veinlets, AC-type veinlets, S-type veinlets, and D-type veinlets. The veinlets occur in the early, intermineral and late porphyries, as well as in the schistose wall rock. In addition, there are veinlets representing a younger, late or post-porphyry event.

Mineralisation characteristics

At the La Colosa project, three gold mineralising events have been observed. The first gold event (porphyry event) is associated with the magmatic pulses of the intrusive complex. The early intrusive porphyries and early intrusive breccias show gold grades ranging from 0.75 to 1.0g/t. A-type and S-type veinlets are abundant and potassic alteration is the common alteration type. The second gold mineralisation event is associated with the N-trending extensional faults that cross-cut the early, intermineral, and late stage porphyries and the wall rock (younger event). The third event, seen locally, is related to supergene argillic-iron-oxide alteration of pyrite-rich/pyrrhotite-poor associated with the late porphyry.

W-E Geological cross-section through La Colosa, elevation in metres AMSL


E
W
N
W
E
3000 masl
North section 439000
0
750 m
Late stage *(Tonalite and quartz diorite porphyries)*
Intermineral stage *(I1,I2 diorite porphyries and intrusive breccia IBX)*
Early stage *(E0, E1, E2, E3 diorite porphyries and intrusive breccias EBX1-EBX2 and EBXDM)*
Wallrock *(Metasediments)*
Wallrock *((Hornfels and contact breccia (SBX))*
Hydrothermal breccias
Contact breccia
Late diorite porphyry
Drill holes

Exploration

A total of 148,062m has been drilled to date. Three additional compliance drill holes (800m) and one geotechnical-hydrogeology drill hole was completed in 2017 before activities were suspended in early 2017.

Geometallurgical studies related to comminution modelling focused on obtaining hardness parameters have been undertaken while additional metallurgical comminution tests have been carried out for poorly represented areas. This metallurgical data has been correlated with multi-element assay and spectral mineralogical data to obtain proxies for metallurgical parameters. Some 43,529m (153 drill holes) have been spectrally scanned using a sisuMobi™ system equipped with a red-green-blue (RGB) camera and a shortwave infrared camera.

Projects

All project work has been stopped since the Company applied for *force majeure* which was granted by the government. Presently, there are no plans for future exploration work.

Colombia – La Colosa continued

Projects

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	75 x 75	✔	–	–	–	–
Inferred	100 x 100	✔	–	–	–	–
Grade/ore control	–	–	–	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	Category	million	g/t	tonnes	Moz
Open pit	Measured	–	–	–	–
	Indicated	833.49	0.87	726.31	23.35
	Inferred	217.89	0.71	154.86	4.98
La Colosa	**Total**	**1,051.38**	**0.84**	**881.17**	**28.33**

A Mineral Resource gold price of $1,400/oz has been used.


As at
31 December 2022,
the La Colosa gold
Mineral Resource
was 28.3Moz.

View over La Colosa current infrastructure

Colombia – La Colosa continued

Projects

Estimation

At La Colosa, approximately 148,062m of drilling supports the estimation of an Indicated and Inferred Mineral Resource. Gold grades were estimated using ordinary kriging, which was performed into a block size of 50 x 50 x 10m using wireframed lithological domains in a grade-based mineralisation envelope. Estimates were also undertaken for the waste surrounding the mineralisation. All available geological drill holes, surface sampling and mapping information was validated and used in the modelling process.

The La Colosa Mineral Resource is reported at a cut-off grade of 0.35g/t and it has been classified on the basis of kriging variance related to drill hole spacing.

Grade tonnage curve

La Colosa
Surface (metric)



Tonnes above cut-off grade (millions)
1,800
1,500
1,200
900
600
300
0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
Cut-off grade (g/t)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

The La Colosa project currently does not have any declared Mineral Reserve and the exclusive and inclusive Mineral Resource numbers are therefore identical.

Year-on-year changes in Mineral Resource

La Colosa
Total (Moz)



Ounces (millions)
29.5
29.0
28.5
28.0
27.5
28.33
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
28.33
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

No changes compared to 2021.

Inclusive Mineral Resource sensitivity

La Colosa



Percentage change
15
10
5
0
-5
-10
-15
-20
-25
-30
1,200
1,400
1,600
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

La Colosa is a high-tonnage, low-grade Mineral Resource that is insensitive to an increase, and highly sensitive to a decrease in the Mineral Resource price. The Mineral Resource sensitivity uses the following gold prices of $1,200/oz, $1,400/oz and $1,600/oz.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Rudolf Jahoda	MAusIMM	990 544	29 years	PhD (Geology), MSc (Mining Geology)

Colombia – Quebradona

Projects

Introduction

Property description

The Quebradona project was previously a JV between AngloGold Ashanti and B2Gold. It completed a conceptual study in 2016 as well as a PFS, which supported the first-time reporting of a Mineral Reserve in 2018. When B2Gold's participation dropped below 5% during 2019, AngloGold Ashanti became the 100% owner and manager of the project. B2Gold holding will be entitled to a royalty equal to 2% of the net profit generated from the sale of any product.

A FS in respect of the Nuevo Chaquiro deposit was completed in 2021. However, the environmental licence application relating to the Quebradona project was archived by ANLA. AngloGold Ashanti is in the process of preparing a new EIA for the Quebradona project to submit to ANLA in connection with a new environmental licence application. Quebradona will be a copper mine with gold and silver as by-products and is at a development stage.

Location

The Quebradona project is situated in the Middle Cauca region of Colombia, in the Department of Antioquia, approximately 90km southwest (104km commute via the national highway) of Medellín, which is the capital of the Antioquia Department.

History

Exploration was carried out from 2004 by AngloGold Ashanti and then from 2006 to 2009 by B2Gold. In 2010 AngloGold Ashanti acquired management control and focused its exploration effort on Nuevo Chaquiro. In 2014, a conceptual study was initiated which resulted in a first-time declaration of a Mineral Resource in that year.

A PFS was completed in January 2019 and a FS was completed in 2021, however the EIA was archived by ANLA in 2021. A work plan to address the issues raised by ANLA has been developed and the optimised FS is currently in progress. AngloGold Ashanti continues to review and analyse the further information identified as part of ANLA's decision. The objective is to prepare, submit and process a new environmental licence request for Quebradona following completion of a new EIA.

Legal aspects and tenure

Quebradona comprises one tenement (5881) covering the deposit which is the result of the integration of the five original tenements (5869, 6318, 6359, 7579 and 5881). The integrated tenement 5881 was issued on 9 December 2016. Concession contract 5881 initially covered a total area of 7,593ha, which was reduced to 4,881.89ha by the relevant mining authority (Secretaría de Minas de Antioquia) on 4 March 2022. It will expire in May 2037 and is currently in its seventh year of the integrated exploration phase.

Mining method

The Quebradona project is a greenfields site having completed a FS in 2021. The project is still awaiting formal approval by AngloGold Ashanti as well as the granting of the environmental licences by the Colombian authorities supporting the preferred mining method of sub-level caving to extract the mineral deposit from underground. The optimised mine design is based on the 2021 Mineral Resource model and defines the mining layout and mine schedule which incorporates operating factors, relevant cut-off grades, and modifying factors required for the reporting of the Mineral Reserve.

Operational infrastructure

The Quebradona project site is close to an existing national highway, as well as state and rural roads, and high or medium voltage power infrastructure. The planned underground infrastructure consists of twin adits to access the orebody and a number of internal vertical ore passes that gravity feeds ore to the main transfer level. The material will be transferred to a centralised (underground) crusher by load and haul dump vehicles.

Crushed material will then be transferred to surface via a 6km conveyor, through a dedicated adit to a single coarse ore stockpile.

Mineral processing

FS-level test work confirmed that the ore will be treated by a typical porphyry copper flotation circuit producing a copper and gold concentrate from processing approximately 6.2Mtpa of underground ore over a 23-year operating period. Ore extracted from the sub-level cave is crushed underground where tramp metal is removed before loading onto the underground conveyor system for delivery to the surface processing coarse ore stockpile with a 24-hour live capacity (approximately 21,300t).

The FS proposes a processing circuit that includes primary crushing underground, secondary crushing, high pressure grinding rolls, ball milling, rougher-scavenger flotation for all elements (copper, gold, silver as well as pyrite), followed by regrinding the concentrate and cleaning using a mix of column and mechanically agitated cells. The majority of the pyrite in the ore reports to the cleaner circuit tails and will be stored in a lined and eventually sealed impoundment within the TSF to avoid any potential acid rock drainage from the bulk high volume rougher tails.

Molybdenum is present in the ore and is not planned for recovery in the initial stages of production.

Colombia – Quebradona continued

Projects

Introduction continued

Risks	Several risks or uncertainties have been identified in the estimation of the Mineral Resource and Mineral Reserve, which if properly managed, can be mitigated. Lateral contacts of the high-grade mineralisation could vary as new information is obtained and supports a progressive drilling campaign to obtain new information well in advance of approving the final development design. Security risk to the Mineral Resource and Mineral Reserve estimate is considered low, while Nuevo Chaquiro has a moderate seismic risk to the Mineral Resource and Mineral Reserve. Environmental permitting risk was manifest when ANLA did not approve the EIA in November 2022 for the Nuevo Chaquiro deposit that is the main deposit of the Quebradona project. All efforts are currently being made to address the concerns identified by ANLA and to prepare, submit and process a new environmental licence application request for Quebradona following completion of a new EIA.

Map showing the location, infrastructure and mining licence area for Quebradona. The coordinates of the project, as represented by the helipad, are depicted on the map and are in the geographic coordinate system. The copper ore zone envelope of 0.45% is shown at the intersection of the ore zone at 1,700 metres AMSL.


TK7-08021
TK7-08031
TK8-08021
507112
500867
502667
LHJ-15051
JLH-16215X
Jerico
QEF-11131
5881
LHJ-15053X
Corregimiento de Palermo
Helipad coordinates
5°45'50"N, 75°44'51"W
Licences
Exploration
Exploration application
Planned mine infrastructure
Envelope 0.45% – 1700mts
Tunnel
Roads
Secondary
Helipad
Settlements
Villages
N
0
1
2
3km

Geology

The geology of Nuevo Chaquiro consists of a volcanoclastic sequence of Miocene age (ash, tuffs, agglomerates and andesites) intruded by small dykes of diorite and quartz diorite which are also of Miocene age. The host rocks are intruded by different pulses of mainly medium to fine-grained quartz diorites. The majority of the intrusives do not reach surface and remain as a blind deposit despite erosion acting for a significant period. These intrusive rocks are categorised as pre-mineral, early, intra-mineral and late, according to cross-cutting interrelationships, spatial occurrence and copper-gold values. The alteration develops a well-zoned porphyry type system with alteration reflecting different temperatures from propylitic, sericitic, chloritic-sericitic, potassic to calcic-potassic assemblages. Higher-grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone of early quartz diorite which persists over a vertical interval of 500m.

Colombia – Quebradona continued

Projects

Deposit type

Nuevo Chaquiro is a typical porphyry copper deposit with large tonnes and low-grade, with gold, molybdenum, and silver by-products. The structural setting facilitated the rise of intrusive bodies through the volcaniclastic sequence of the Combia Formation.

Mineralisation style

The Nuevo Chaquiro deposit consists of Miocene-aged diorite, quartz diorite dykes and thin vertical stocks intruding a thick succession of andesitic tuffs and volcaniclastic rocks of the Miocene age (6 to 10Ma) belonging to the Combia Formation. The Combia Formation fills a large pull-apart basin within the prospective middle Cauca Belt of central Colombia. Depth to mineralisation from the surface is around 150 to 400m from northeast to southwest. Typical copper porphyry alteration zonation is evident with a high temperature, potassium silicate central zone (biotite, magnetite, chalcopyrite and molybdenite), which trends into an overlying sericitic alteration zone (muscovite, chlorite, quartz, pyrite, tourmaline) surrounded by more distal propylitic alteration (chlorite, epidote, illite, carbonate). There is an inner core of calcic-potassic alteration featuring biotite, actinolite, epidote, and anhydrite with lesser copper, gold, and molybdenum values.

Mineralisation characteristics

An early dyke is located in the eastern part of the deposit and is the main supplier of the heat and hydrothermal fluids that caused the mineralising event. In the central area, abundant intra-mineral diorite and quartz diorites are found, which develop a classic ore shell of lower-grade mineralisation associated with these intrusions. Higher-grade copper-gold mineralisation is associated with a well-developed quartz vein stockwork in the cupola zone. The majority of the intrusive rocks do not outcrop. The mineralised zone is characterised by a fine stockwork with disseminations and veinlets of quartz, magnetite, pyrite, chalcopyrite and molybdenite.

Traces of bornite and cubanite have been locally observed in amounts less than 0.1% volume. Other sulphides include pyrite and pyrrhotite in specific areas. Gold and silver correlate well with copper, with gold grains dominantly occurring on the margins of sulphide grains within chalcopyrite.

W-E Geological cross-section of the Quebradona Nuevo Charquiro mineral deposit area, elevation in AMSL


W
E
2000
1000
2000
1000
Tuff - Combia Formation
drilling
Mine develop.
1 % Cu
0.45 % Cu
Sericitic
Chl- Ser
Propylitic
Potasic
Ca-Potasic
Tuff - Combia Formation
Diorite dyke

Exploration

The FS geological model used updated estimation boundaries, a soft boundary approach to estimation and updated Mineral Resource categories based on conditional simulation. Furthermore, the FS used updated geometallurgy, geotechnical parameters, hydrogeology and geological information in potential infrastructure sites (based on drill holes and test pits), structural geology and a revision of the estimated mineralisation endowment.

Projects

Nuevo Chaquiro is the only orebody considered in the Quebradona project for the Mineral Resource and Mineral Reserve statement. A FS in respect of the Nuevo Chaquiro deposit was completed in 2021. However, the environmental licence application relating to the Quebradona project was archived by ANLA. AngloGold Ashanti is in the process of preparing a new EIA for the Quebradona project to submit to ANLA in connection with a new environmental licence application. Quebradona will be a copper mine with gold and silver as by-products and is at a development stage.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	30 x 30	✔	–	–	–	–
Indicated	60 x 60	✔	–	–	–	–
Inferred	120 x 120	✔	–	–	–	–
Grade/ore control	–	–	–	–	–	–

Colombia – Quebradona continued

Projects

Drill hole spacing over the project is variable, being influenced by environmental and community considerations. Where possible, multiple drill holes are conducted from the same drill pad to minimise the impact on the environment. Drilling at Quebradona varies from a 30 x 30m grid for Measured Mineral Resource in the central part, 60 x 60m for Indicated Mineral Resource and 120 x 120m for Inferred Mineral Resource in the adjacent low-grade areas. Due to the requirement to have multi-hole platforms located on steep undulating terrain on the surrounding mountains, the drill spacing varies with depth. The top 300m drill hole spacing is tighter than in the deeper portions providing sufficient coverage to establish the geological and grade continuity.

Estimation

Estimation uses industry-standard ordinary kriging to determine grades. The estimate validation is done graphically on a section-by-section basis comparing the block model to geological drill hole data. Swath plots and statistical comparisons using average sample grades and average block grade comparisons are also used. New models are reconciled with previous models, with any changes and variances recorded. Gaussian anamorphosis with a change of support is used to check global grade tonnage curves.

The parent block size for estimation used is 40 x 40 x 20m with the overall drill spacing being approximately 80 x 80m. Typical searches are from 135 to 286m (for copper in high and low-grade respectively).

Estimation is done into different domains which are joined post-estimation. Two domains for copper, one for molybdenum, two for sulphur and one for high-grade gold to the west are estimated.

A saprolite surface and four different dyke surfaces are used to estimate density. Capping is based on probability plots and normally affects less than 1% of the samples.

A price of $3.50/lb is used for the copper Mineral Resource and $1,500/oz for the gold Mineral Resource.

Grade tonnage curve

Quebradona
Underground (metric)


700
600
500
400
300
200
100
0
Tonnes above cut-off grade (millions)
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
Cut-off grade (% Cu)
2.5
2.0
1.5
1.0
0.5
Average grade above cut-off grade (% Cu)
Tonnes above cut-off
Average grade above cut-off


As at 31 December 2022, the Quebradona copper Mineral Resource was 9,384Mlb, and the Mineral Reserve was 3,250Mlb.

Aerial view of exploration drilling at Quebradona

Colombia – Quebradona continued

Projects

Mineral Reserve

Estimation

The underground Mineral Reserve is based on the most economic portions of the Mineral Resource model contained within a predetermine minable boundary based on a $30/t Net Smelter Return (NSR) cut-off grade that takes into account mining factors and mill recovery assumptions. The mining shapes are based on Measured and Indicated Mineral Resource with a portion of external material to provide an *in situ* $48/t NSR for project capital payback and $26/t NSR breakeven grade for processing of development waste.

A price of $2.90/lb is used for copper Mineral Reserve and $1,200/oz for the gold Mineral Reserve.

Mineral Reserve modifying factors

as at 31 December 2022	Mineral Reserve price	Exchange rate $/COP	Cut-off grade	Dilution %	Grade dilution	MCF %	MetRF %
Copper	$2.90/lb	3,208	$30/t	4.1	0.34%	100.0	93.6
Gold	$1,200/oz	3,208	–	4.1	0.23g/t	100.0	58.6
Silver	$18.67/oz	3,208	–	4.1	2.13g/t	100.0	83.6

All non-classified Mineral Reserve material has been assigned a zero metal grade and is considered as Mineral Reserve dilution. The Inferred Mineral Resource portion makes up 1.7% of total tonnes (124Mt) with an estimated metal content of 0.6% copper and 0.8% gold is excluded from the financial evaluation process.

Copper

Inclusive Mineral Resource

		Tonnes	Grade	Contained copper	
as at 31 December 2022	Category	million	%Cu	tonnes million	pounds million
Nuevo Chaquiro	Measured	86.74	0.95	0.82	1,814
	Indicated	227.33	0.87	1.97	4,338
	Inferred	305.94	0.48	1.47	3,231
Quebradona	**Total**	**620.02**	**0.69**	**4.26**	**9,384**

The inclusive Mineral Resource is contained at the main Nuevo Chaquiro deposit only, and it is constrained by the MSO process.*

Exclusive Mineral Resource

		Tonnes	Grade	Contained copper	
as at 31 December 2022	Category	million	%Cu	tonnes million	pounds million
Quebradona	Measured	45.15	0.69	0.31	684
	Indicated	148.91	0.68	1.01	2,218
	Inferred	305.94	0.48	1.47	3,231
	Total	**500.01**	**0.56**	**2.78**	**6,134**

Exclusive Mineral Resource is located in the portion after the sub-level cave phase is completed and potentially followed by a block caving phase. The exclusive Mineral Resource estimates are made by subtracting the *in situ* Mineral Reserve from the inclusive Mineral Resource.*

Mineral Resource below infrastructure

All of the Mineral Resource is below infrastructure.*

** Comments are also applicable for gold tables and graphs on the subsequent pages*

Colombia – Quebradona continued

Projects

Year-on-year changes in Mineral Resource


Quebradona
Total (Mlb)
Pounds (millions)
9,500
9,400
9,300
9,200
9,384
0
0
0
0
0
0
0
0
0
9,384
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

No changes compared to 2021. A FS optimisation is still ongoing and no additional exploration has been completed.*

Inclusive Mineral Resource sensitivity


Quebradona
Percentage change
40
30
20
10
0
-10
-20
-30
-40
2.97
3.50
4.03
Mineral Resource price ($/pound)
Tonnes
Pounds
Grade

Quebradona is highly sensitive to both an increase and a decrease in the Mineral Resource copper price, however the current output is constrained by the tailings capacity. The Mineral Resource sensitivity uses the following copper prices of $2.97/lb, $3.50/lb and $4.03/lb.

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Nuevo Chaquiro	Proved	–	–	–	–
	Probable	120.01	1.23	1.47	3,250
Quebradona	**Total**	**120.01**	**1.23**	**1.47**	**3,250**

The Mineral Reserve was estimated at a cut-off value of $30/t NSR.*

Inferred Mineral Resource in annual Mineral Reserve design**

as at 31 December 2022	Tonnes million	Grade %Cu	Contained copper tonnes million	Contained copper pounds million
Nuevo Chaquiro	4.19	0.34	0.01	31
Total	**4.19**	**0.34**	**0.01**	**31**

Sub-level caving is a non-selective mining method where a portion of the Inferred Mineral Resource must be included in the business plan. With appropriate caution, a portion of the Inferred Mineral Resource was included in the business plan optimisation process. This accounts for 3.49% of the Mineral Reserve plan of 26 years. No Inferred Mineral Resource is considered in Mineral Reserve reporting.*

** Comments are also applicable for gold tables and graphs on the subsequent pages*
*** Inferred Mineral Resource including lower confidence material*

Colombia – Quebradona continued

Projects

Mineral Reserve below infrastructure

All of the Mineral Reserve is below infrastructure.*

Year-on-year changes in Mineral Reserve

Quebradona
Total (Mlb)


Pounds (millions)
3,300
3,250
3,200
3,150
3,100
3,050
3,000
3,250
0
0
0
0
0
0
0
0
0
0
3,250
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

No changes compared to 2021. A FS optimisation is still ongoing and no additional exploration has been completed.*

Mineral Reserve sensitivity

Quebradona


Percentage change
10
0
-10
2.46
2.90
3.34
Mineral Reserve price ($/pound)
Tonnes
Pounds
Grade

The Mineral Reserve is not sensitive to changes in the Mineral Reserve copper price, as the estimate is based on the best metal (copper, gold and silver) contained within the optimised mining envelope that aligns with the TSF capacity, and is not sensitive to minor fluctuations in the copper price. The Mineral Reserve sensitivity uses the following copper prices of $2.46/lb, $2.90/lb and $3.34/lb.

Gold

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Nuevo Chaquiro	Measured	86.74	0.50	43.79	1.41
	Indicated	227.33	0.46	103.87	3.34
	Inferred	305.94	0.23	70.64	2.27
Quebradona	**Total**	**620.02**	**0.35**	**218.30**	**7.02**

Exclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Quebradona	Measured	45.15	0.37	16.93	0.54
	Indicated	148.91	0.34	49.89	1.60
	Inferred	305.94	0.23	70.64	2.27
	Total	**500.01**	**0.27**	**137.46**	**4.42**

** Comments are also applicable for gold tables and graphs on the subsequent pages*

Colombia – Quebradona continued

Projects

Year-on-year changes in Mineral Resource


Quebradona
Total (Moz)
Ounces (millions)
7.4
7.2
7.0
6.8
6.6
7.02
0.00
7.02
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

Mineral Reserve

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Nuevo Chaquiro	Proved	–	–	–	–
	Probable	120.01	0.67	80.83	2.60
Quebradona	**Total**	**120.01**	**0.67**	**80.83**	**2.60**

Inferred Mineral Resource in annual Mineral Reserve design

as at 31 December 2022	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Nuevo Chaquiro	4.19	0.23	0.96	0.03
Total	**4.19**	**0.23**	**0.96**	**0.03**



Core logging at the Quebradona core shed

Colombia – Quebradona continued

Projects

Year-on-year changes in Mineral Reserve


Quebradona
Total (Moz)
Ounces (millions)
2.7
2.6
2.5
2.4
2.3
2.60
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
2.60
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Operational
Other
Acquisition/ disposal
2022

By-products

Inclusive Mineral Resource by-product: silver

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Quebradona	Measured	86.74	5.72	496	15.95
	Indicated	227.33	5.59	1,271	40.87
	Inferred	305.94	3.66	1,121	36.05
	Total	**620.02**	**4.66**	**2,888**	**92.86**

Inclusive Mineral Resource by-product: molybdenum

as at 31 December 2022	Category	Tonnes million	Grade ppm	Contained molybdenum kilotonnes	Contained molybdenum pounds million
Quebradona	Measured	86.74	174	15.13	33
	Indicated	227.33	144	32.80	72
	Inferred	305.94	135	41.35	91
	Total	**620.02**	**144**	**89.28**	**197**

Mineral Reserve by-product: silver

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Quebradona	Proved	–	–	–	–
	Probable	120.01	7.29	874	28.11
	Total	**120.01**	**7.29**	**874**	**28.11**

Competent Persons

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Claudio Marcelo Devaux	MAusIMM	315 689	36 years	BSc Hons (Geology)
Mineral Reserve	Andrew McCauley	MAusIMM	223 692	18 years	Graduate Dip (Mining)

United States of America
Projects


Project
0
1,000km
Legend:
1 USA, North Bullfrog (1) / Silicon Mother Lode (1)/ Sterling (2)
(1) North Bullfrog and Mother Lode first-time Mineral Resource declaration for AngloGold Ashanti after acquisition of Corvus Gold in January 2022
(2) Sterling, which includes the Crown Block deposit, first-time Mineral Resource declaration for AngloGold Ashanti after acquisition of Coeur Sterling in November 2022
Reno
Nevada
1
Las Vegas
Los Angeles
Denver
Colorado
Washington DC

AngloGold Ashanti North America Inc. manages the North Bullfrog, Silicon, Mother Lode and Sterling greenfields projects, which are located in an emerging district in southern Nevada with significant potential.

All the Nevada projects are exploration stage properties wholly-owned by AngloGold Ashanti. North Bullfrog and Mother Lode were acquired through acquisition of Corvus Gold in January 2022. Sterling, which includes the Crown Block deposits of SNA, Secret Pass and Daisy, was acquired through acquisition of Coeur Sterling in November 2022. The addition of the North Bullfrog, Mother Lode and Sterling projects into the AngloGold Ashanti North America portfolio, together with the Silicon project and other exploration targets, provides the opportunity to develop a world-class operational cluster within the Beatty district in Nevada.

The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The North Bullfrog project is located approximately 14km northwest of the town of Beatty. The Mother Lode project is located 10km east of the town of Beatty. The Secret Pass and Daisy deposits of the Sterling project are located 6km east of the town of Beatty and the remaining deposits of the Sterling project are located 14km southeast of the town of Beatty.

The North Bullfrog project is the most advanced of AngloGold Ashanti's exploration properties within the Beatty district, an area with a long history of gold mining. A first-time Mineral Resource at Silicon was declared in 2021. North Bullfrog, Mother Lode and Sterling have declared Mineral Resource for the first time in 2022 with a combined total of 4.2Moz.

The North Bullfrog project is currently progressing through a FS whilst the Silicon project is in a PFS. As at 31 December 2022, the gold Mineral Resource for the United States was 8.4Moz.

Inclusive Mineral Resource*


0.7
2.3
Moz
5.4
Measured
Indicated
Inferred

** No Mineral Reserve has been declared. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.*

North Bullfrog

Projects

Introduction

Property description

The North Bullfrog project is an exploration stage property wholly-owned by AngloGold Ashanti. North Bullfrog is currently progressing through a FS. North Bullfrog was acquired through acquisition of Corvus Gold in January 2022. No Mineral Reserve is declared.

Location

The North Bullfrog project is located approximately 14km northwest of the town of Beatty in Nye County, Nevada, USA. The project is within the Bullfrog Hills subdistrict, of the Bullfrog Hills-Bare Mountains District. The Bullfrog Hills-Bare Mountains District is an historic mining centre that produced approximately 3Moz of gold and 4Moz of silver, primarily from the historical Bullfrog pit.

History

The North Bullfrog project was previously a Corvus Gold project near Beatty that AngloGold Ashanti acquired in January 2022. Corvus Gold was created in 2010 as a spinout from International Tower Hill Mines (ITH). ITH optioned the original North Bullfrog land package from Redstar Gold Corporation in 2006. Corvus Gold discovered the YellowJacket vein in 2012 and continued to consolidate the claims around North Bullfrog and Beatty until it was acquired by AngloGold Ashanti.

The Bullfrog Mining District is informally divided into three subdistricts: Main Bullfrog, North Bullfrog and Bare Mountain. Gold was first discovered in the Main Bullfrog district by Frank "Shorty" Harris and Ernest Cross on August 9, 1904, at the location of the Original Bullfrog mine. It has been reported that approximately 112koz of gold and 869koz of silver were produced in the district between 1905 and 1921. Several other small mines in the Main Bullfrog and North Bullfrog subdistricts contributed to the total reported production. There are no accurate production figures, but limited records suggest that head grades were between approximately 17 to 34g/t of gold at both the Mayflower and Pioneer mines. Underground exploration development at Sierra Blanca, Jolly Jane, Savage Valley and YellowJacket sites between 1910 and 1914 have no reported production.

AngloGold Ashanti acquired the North Bullfrog project in January 2022 with the purchase of all Corvus Gold shares.

Legal aspects and tenure

The land tenure for the North Bullfrog project consists of 45 patented and approximately 1,600 unpatented mining claims situated in the Bullfrog Mining District. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.

Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations and associated permits or approvals that require, amongst other things, a plan of operations (submitted to the Bureau of Land Management (BLM)), an environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permit applications, once reviewed, modified and approved by the relevant federal or state agency, results in the mining company being granted the exclusive right to conduct mining operations on the specified claims consistent with its plan of operations and permits.

There are nine mining leases within the North Bullfrog project with a range of a 2 to 4% NSR royalty specifically applicable only to those claims in the leased areas. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.

Mining method

The North Bullfrog project is a combination of four mineralised deposits comprised of YellowJacket, Sierra Blanca, Jolly Jane and Mayflower. The YellowJacket deposit is a continuous high-grade vein within the moderate-grade stockwork mineralisation. The other three deposits are low to medium-grade.

The proposed mining method is conventional open pit mining. Ore and waste are drilled and blasted, then loaded into 150t payload haul trucks with approximately 20m^3 bucket capacity wheel loaders. The loading and haulage fleet will be supported by track dozers, motor graders and water trucks. Waste is hauled to waste rock management facilities near each pit. Mill ore will be hauled to the mill ore stockpile while ROM ore will be hauled and placed directly on the heap leach pad. Mill tailings will be hauled and placed directly on the heap leach pad and mixed into the ROM ore by dozing. The proposed mining operation is owner-operated equipment.

Operational infrastructure

Currently, there is minimal infrastructure on-site, as it is an exploration area. Current access roads are unsealed and will require upgrading prior to commencing the project. The North Bullfrog project is in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

North Bullfrog continued

Projects

Introduction continued

Mineral processing	Processing will include heap leaching of lower-grade oxide ores that have demonstrated amenability to this process during metallurgical characterisation programmes. Higher-grade material containing some coarse gold will be processed in a mill. The leached tails from the mill will be filtered and combined with heap leach material delivered from the mine.
Risks	Identified risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and the potential for upside at North Bullfrog and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. An additional geotechnical study is underway for FS-level pit design slope recommendations. The blast fragmentation size is another area of opportunity to deliver improved value in heap leach ROM ore recovery. The mining rate is an area of notable opportunity, as are selectivity studies. Further metallurgical testing will be needed during operation to ensure that ore is routed to the correct processing option. The study and definition of the unoxidised mineralised zones below the current mine plan are an opportunity and will add value if they are found to be sufficiently amenable to the process flowsheets available in the North Bullfrog project. Environmental and permitting risks are mainly associated with potential delays to project progression and as such, permitting remains on the critical path. An independent external Mineral Resource audit was undertaken in 2022 by SLR International and found no significant flaws in process or output. The certificate of sign-off has been received to state that the Mineral Resource estimates are reported in accordance with the SAMREC Code.



As at 31 December 2022, the North Bullfrog project gold Mineral Resource was 1.5Moz.

North Bullfrog overlooking the Sierra Blanca pit

North Bullfrog continued

Projects

Map showing the location, infrastructure and mining claim area for North Bullfrog, with the total mining claim area insert shown in the top left corner. The coordinates of the project, as represented by the Sierra Blanca deposit, are depicted on the map and are in the geographic coordinate system.


Insert: Total mining claim area
0
10
20km
Sierra Blanca – YellowJacket
Jolly Jane
Mayflower
Beatty
Licences
AngloGold Ashanti claims
Planned Infrastructure
Pits
Leach pad
Waste dumps
Roads
Main
Secondary
Settlements
Towns
Insert
Total mining claim area
Map zoomed in area
N
0 1 2 3km
Sierra Blanca deposit centroid coordinates
37°01'45"N, 116°47'59"W

North Bullfrog continued

Projects

Geology

The project lays within the Walker Lane mineral belt and the Southwestern Nevada Volcanic Field (SWNVF). The regional stratigraphy includes a basement of Late Proterozoic to Late Paleozoic metamorphic and sedimentary rocks. Basement rocks are overlain by a thick pile of Miocene volcanic and lesser sedimentary rocks of the SWNVF, ranging in age from approximately 7.5 to 15Ma. The pre-Tertiary rocks exhibit large-scale folding and thrust faulting, having been subjected to compressional deformation associated with multiple pre-Tertiary orogenic events. The stratigraphy of the SWNVF is dominated by ash flow tuff sheets erupted from a cluster of nested calderas known as the Timber Mountain Caldera Complex. The southwestern edge of the caldera complex lies approximately 10km east of the North Bullfrog project. The stratigraphy of the SWNVF includes voluminous ash flow tuff sheets, smaller volume lava flows, shallow intrusive bodies, and lesser sedimentary rocks.

Deposit type

Miocene rhyolitic volcanic tuff and flows host the low-sulphidation epithermal deposits at North Bullfrog. Steeply dipping structures contain high-grade gold and silver epithermal vein mineralisation and occur within pervasively quartz-adularia altered volcanic rocks which also host broad disseminated low-grade mineralisation. Mineralisation at North Bullfrog is typical of other low-sulphidation type gold systems in and around the Walker Lane trend in Nevada.

Mineralisation style

Gold mineralisation at North Bullfrog is primarily hosted in the middle Miocene Sierra Blanca tuff. Two styles of precious metal epithermal mineralisation are present at the project: high-grade, structurally controlled fissure veins and associated stockwork zones, and low-grade disseminated or replacement deposits within altered volcanic rocks. Two district-scale north striking normal faults are the dominant structural features in the project area, but several smaller-scale faults between them are important controls for distribution of hydrothermal alteration and gold mineralisation.

Mineralisation characteristics

High-grade mineralisation at North Bullfrog is hosted in steeply dipping quartz-pyrite-electrum veins and associated vein stockwork zones. Disseminated low-grade adularia-quartz-pyrite mineralisation is the second-most important mineralisation style. The structurally controlled mineralisation can be distinguished from the older earlier alteration style event, and is generally associated with a white to light brown illite or illite-adularia alteration overprint. Observed textures are typical of low-sulphidation epithermal veins and include bladed quartz pseudomorphs after calcite, crustiform banding, and milky chalcedonic quartz with distinct but fuzzy banding. The best-mineralised veins at YellowJacket are grey translucent quartz stock work veins with little distinctive internal structure. Grains of native gold can often be observed in this quartz along with electrum, acanthite (Ag_2S) and pyrite. In general, the silver to gold ratio associated with vein mineralisation is greater than 6:1 and locally can be 100:1 or more. The disseminated mineralisation has not been age-dated but based on cross-cutting relationships appears to be older than the high-grade vein mineralisation which has been dated at ca. 11.6Ma.

SW-NE Cross-section view across the Sierra Blanca pit, highlighting the location of gold mineralisation associated with the YellowJacket vein and the disseminated gold mineralisation hosted in the Sierra Blanca tuff, elevation in metres AMSL


SW
NE
300
200
100
0
0
300
600
900
1200
0m
100m
Liberator Flt Corridor
LEGEND
Overburden
Qc (Quaternary Cover)
Tes (Gravels of Sober-up Gulch)
Rainbow Mountain Sequence
Trl (Donovan Mountain Latite)
Crater Flat Group
Tlr (Lithic Ridge Tuff)
Savage Valley Dacite Group
Td (Savage Valley Dacite Flow)
North Bullfrog Hills Volcanic Complex
Tsb (Sierra Blanca Tuff)
Tpf (Pioneer Formation)
Grade Shells
0.1g/t Au
0.5g/t Au
Objects
Oxidized Zones
Pit Design
Faults
Drillholes
Plan View
SW
NE

North Bullfrog continued
Projects

Exploration

Drilling conducted by Corvus Gold and other prior owners of the North Bullfrog property included more than 841 drill holes. The Mineral Resource estimation relies on 145 DD, 686 RC, and 10 air rotary drill holes. In addition to Mineral Resource definition for approximately 140,000m of drilling, detailed geological mapping at 1:5,000 scale, rock and soil sampling, age dating and a gravity survey were also conducted. A recent AngloGold Ashanti exploration programme of 60 RC holes for 11,950m to upgrade the Mineral Resource classification of material within the YellowJacket vein and Sierra Blanca disseminated mineralisation was completed at the end of 2022, but is not included in this Mineral Resource update. AngloGold Ashanti also completed a condemnation drill programme for the proposed heap leach and mill facilities before the end of 2022.

Projects

There are several exploration targets within the North Bullfrog area with modest potential. These targets will be advanced over the next few years. North Bullfrog is currently progressing through a FS.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	56 x 56	✔	✔	–	–	–
Indicated	86 x 86	✔	✔	–	–	–
Inferred	157 x 157	✔	✔	–	–	–
Grade/ore control	–	–	–	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Open pit	Measured	28.71	0.24	6.77	0.22
	Indicated	82.54	0.37	30.18	0.97
	Inferred	44.35	0.25	11.07	0.36
North Bullfrog	**Total**	**155.60**	**0.31**	**48.02**	**1.54**

The Mineral Resource is reported as at 31 December 2022 and was estimated by ordinary kriging and constrained by pit optimisation at a gold price of $1,750/oz.

Inclusive Mineral Resource by-product: silver

		Tonnes	Grade	Contained silver	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
North Bullfrog	Measured	28.71	0.92	26.31	0.85
	Indicated	82.54	1.59	131.15	4.22
	Inferred	44.35	0.63	27.91	0.90
	Total	**155.60**	**1.19**	**185.37**	**5.96**

Estimation

There are three mineral deposit models comprising North Bullfrog mineralisation: the Sierra Blanca Complex, the Mayflower deposit and the Jolly Jane deposit. The most recent model, the Sierra Blanca complex was completed in August 2022 whereas the Mayflower and Jolly Jane models were completed in October 2020. All three models utilised ordinary kriging as the estimation methodology.

The Sierra Blanca complex model was estimated into interpreted domains defining mineralised material such as vein and stockwork and into low-grade disseminated material outside of the defined mineralised material. Two estimation passes were run for gold and silver separately using a minimum of three samples, a maximum of 10 samples, and no more than two samples from any individual drill hole. Grade capping was applied on the 5m composites for gold and silver values ranging from 1.5 to 23g/t gold and from 7 to 300g/t silver, dependent on the mineralised domain sample population. The first pass used search ranges equal to the ranges of the variograms and the second pass used a search that is double the range of the variograms.

The Mayflower model was estimated using ordinary kriging in two passes. The first pass estimated blocks that are within an indicator model (higher-grade material where gold is greater than or equal to 0.50g/t) and the second pass estimated blocks external to the indicator model (lower-grade material). The first pass only used samples within the indicator domain with a minimum of three and a maximum of 10 samples for estimation, whereas the second pass used samples both external and within the high-grade model with a minimum of three and maximum of 20 samples for estimation. Both estimation passes

North Bullfrog continued

Projects

were completed using the full variogram range. Gold assay values were capped at 5.0g/t, the 95th percentile of the sample distribution. No silver assay values were capped.

The Jolly Jane model was estimated using ordinary kriging in four passes for the interpolation of gold and silver. All passes used a minimum of four and a maximum of 12 composites per estimation, and a maximum of three composites per drill hole. The first pass used a search ellipse that is 25% of the variogram model, the second pass used a search that is 50% of the variogram range, pass three used the full variogram range for the search ellipse, and pass four used a search ellipse two times the size of the variogram range. No gold or silver values were capped for the grade estimation.

Cut-off grades were determined for mineralised material contained inside an Lerchs-Grossman optimised pit, based on a gold price of $1,750/oz, where mining costs have been included in the determination of the cut-off values. The breakeven cut-offs are determined to be 0.17g/t for gravity mill material and 0.09g/t for heap leach material. The classification of the Mineral Resource was done following the 15% Rule methodology (refer to the *Definitions* on *page 218*) using conditional simulation for the Mineral Resource models

Grade tonnage curve

North Bullfrog

Surface (metric)



Tonnes above cut-off grade (millions)
300
200
100
0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
Cut-off grade (g/t)
4
3
2
1
0
Average grade above cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

No Mineral Reserve has been declared. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.

Year-on-year changes in Mineral Resource

North Bullfrog

Total (Moz)



Ounces (millions)
2.8
2.4
2.0
1.6
1.2
0.8
0.4
0.0
0.00
2.52
0.00
0.00
(0.98)
0.00
0.00
0.00
0.00
0.00
1.54
2021
Acquisition/ disposal
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
2022

In January 2022, the North Bullfrog project was acquired by AngloGold Ashanti from Corvus Gold. The ounce reduction at North Bullfrog is due to an increase in cut-off grades related to inflationary pressures.

Inclusive Mineral Resource sensitivity

North Bullfrog



Percentage change
25
20
15
10
5
0
-5
-10
-15
-20
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The Mineral Resource is very sensitive to changes in the gold price. A decrease in the Mineral Resource gold price results in a 14% reduction in tonnes and a 9% reduction in ounces. The high-end of the gold price analysis, $1,950/oz, results in an increase of 18% in mineralised tonnes and an 11% increase on gold ounces compared to the base case.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Jay Olcott	SME	4 173 430	19 years	BSc (Geology)

Silicon
Projects

Introduction

Property description

The Silicon project is an exploration stage property wholly-owned by AngloGold Ashanti. Mineral Resource definition drilling was a focus during 2022, which supported an ongoing PFS. No Mineral Reserve is declared.

Location

The Silicon project is located approximately 12km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains subdistrict of the Bullfrog Hills-Bare Mountains District.

History

Silicon was first presented to AngloGold Ashanti in early-2016 with the earn-in option agreement with then-owners Renaissance Gold Inc. (RenGold) signed 21 June 2017. The agreement gave AngloGold Ashanti an option to acquire a 100% interest in the project through total payments of $3M to RenGold over three years. This option was fully exercised on 3 June 2020, with RenGold maintaining a 1% NSR on a defined area of interest on the Silicon project.

The Silicon project area currently comprises a block of approximately 950 unpatented mining claims on federally owned public lands, administered by the BLM. The initial land holding comprised unpatented mining claims under Renaissance Exploration Inc., a subsidiary of RenGold. Subsequently, AngloGold Ashanti has completed three phases of claim staking for unpatented mining claims.

A conceptual study was completed in September 2021 and supported the first-time reporting of a Mineral Resource.

Legal aspects and tenure

The Silicon claim block consists of approximately 950 unpatented mining claims. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.

Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a plan of operations (submitted to BLM), an environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permit applications, once reviewed, modified and approved by the relevant federal or state agency, results in the mining company being granted the exclusive right to conduct mining operations on the specified claims consistent with its plan of operations and permits.

With regards to royalties, there is an underlying 2.5% NSR which applies to certain claims within the defined Area of Interest. The royalty is divided between RenGold (1% NSR) and Altius Minerals (1.5% NSR). There are no buyback provisions. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.

Mining method

The Silicon project is generally a large low-grade deposit, with a smaller high-grade core (expanding at depth). The nature of the Silicon mineralisation lends itself to conventional large scale open pit mining. Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic shovels and rigid body dump trucks. The material mined would be transported to the ROM stockpile, where it would be either tipped directly into the crusher or stockpiled to be fed at a later time.

Operational infrastructure

The Silicon project area has minimal infrastructure, as it is an exploration area. Current access roads are unsealed and will require upgrading prior to commencing the project. The scope of the Silicon project is similar to several large mining operations currently in production, and existing suppliers are well established in Nevada to support mining and processing operations. The transport infrastructure in Nevada is very well established and maintained.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Mineral processing

Mineralised rock from the Silicon project will be processed on heap leach pads. Material found to be amenable to leaching at coarse sizes will be delivered directly to the pad from the mine for leaching (ROM heap leaching). Deeper, less weathered mineralised rock that was found to be more sensitive to the particle size will be crushed as needed to improve the production from the leach facility.

Silicon continued

Projects

Introduction continued

Risks	Identified risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and the potential for upside at Silicon and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. The mining rate is an area of notable opportunity. Further work is required on geotechnical modelling to develop a pit slope recommendation. Additional work is also needed on ore recovery to better define the recoveries for crushed and ROM processing. Environmental and permitting risks are associated with potential delays to project progression and, as such, permitting remains on the critical path.



Drilling pads at the Silicon project

Silicon continued

Projects

Map showing the location, infrastructure and mining claim area for Silicon, with the total mining claim area insert shown in the top left corner. The coordinates of the project, as represented by the Silicon pit, are depicted on the map and are in the geographic coordinate system.



Insert: Total mining claim area
0
10
20km
Silicon
N
Licences
AngloGold Ashanti claims
Planned infrastructure
Pits
Plant
Leach pad
Waste dumps
Roads
Secondary
Insert
Total mining claim area
Map zoomed in area
Silicon pit centroid coordinates
36°57'26"N, 116°38'45"W
0
0.6
1.2
1.8km
to Beatty

Silicon continued

Projects

Geology

The Silicon project lies within the southern extension of the Walker Lane mineral belt and overlies the far-western margins of the SWNVF. The SWNVF comprises an overlapping complex of calderas (Timber Mountain Caldera Complex) about 30km to the east of Silicon, that developed between 11 and 15Ma.

The geology of the Silicon project comprises a stack of ignimbrite sheets, cut by complex listric faulting. The main mineralisation event occurred at ca. 11.6Ma in the hiatus between large scale ignimbrite events, in apparent association with rhyolitic volcanism. There is a strong structural control to the higher-grade mineralisation, with it being centred on the Silicon-Tramway faults. Lower-grade disseminated gold mineralisation is hosted in a rhyolite flow ascribed to the rhyolite of Picture Rock.

Deposit type

Silicon is interpreted as an epithermal high-level expression of a magmatic-derived advanced argillic alteration system. Actual gold deposition appears to have occurred under less acidic and low to intermediate sulphidation conditions.

Mineralisation style

Mineralisation at Silicon exhibits a strong vertical control and is strongly associated with the emplacement of hydrothermal breccias whose matrix is composed of black quartz-pyrite or in quartz ± pyrite veinlets zones and banded epithermal veins. Pre-existing subvertical faults, particularly centred on the Silicon-Tramway fault system, strongly controlled the emplacement of the quartz ± pyrite veinlet zones. Disseminated adularia-quartz-pyrite mineralisation is a second-order stratigraphic feature and is associated with a favourable lava flow unit within the ca. 14Ma rhyolite of Picture Rock.

Mineralisation characteristics

In general, gold grades appear associated with the presence of pyrite. In places where higher-grade gold grades occur associated with quartz-pyrite veinlets and stringers, vein textures such as crustiform-colloform banding and platy calcite can be locally seen. A significant portion of the intermediate gold grade (0.5 to 2g/t) mineralisation recognised to date is found within the advanced argillic alunite-quartz alteration zone in the shallowest portions of the deposit. At depth, adularia-quartz-pyrite mineralisation is dominant. Two or more hydrothermal events, one related to the early formation adularia-quartz-pyrite mineralisation and a subsequent hydrothermal breccia/vein event are interpreted based on cross-cutting relationships.

SW-NE Cross-section view across the Silicon deposit, highlighting the location of gold mineralisation associated with the Silicon-Tramway fault corridor, elevation in metres AMSL


SW
NE
1400
1750 Mineral Resource pit
1200
1000
800
600
400m
Blind Flt
Tramway-Silicon Flt Corridor
Thompson Flt
Plan View
NE
SW
N
LEGEND
Alteration
Silica Cap
Owl Canyon Sequence
Toc (Undivided)
Paintbrush Group
Tp (Tiva Canyon + Yucca Mountain + Topopah Combined)
Crater Flat Group
Tc (Bullfrog Tuff and Tram Tuff Combined)
Picture Rock Sequence
Tlr/Tlp (Lithic Ridge + Picture Rock Dacite + Rhyolite)
Tlpe (Picture Rock Dacite + Rhyolite with Interfingering Epiclastics/and or Carbonaceous Sediments)
Older Tuffs
Tsb/Tpf (Sierra Blanca + Pioneer Fm Tuffs)
Oxidation
Mixed and Oxidized Zones
Grade Shells
0.07g/t Au
0.5g/t Au
2g/t Au
Objects
Pit Design
Faults
Drillholes

Silicon continued

Projects

Exploration

Exploration drilling completed at Silicon comprises 262 RC drill holes, 65 DD holes and 40 RC pre-collar/diamond tail for a total of 146,109m. In addition to Mineral Resource definition drilling, detailed geological mapping at 1:5,000 scale has been completed over a total of 58km^2. Ground geophysics was carried out on the project including a total of 1,307km of induced polarisation/resistivity, ground magnetics and gravity surveys. Geochemical sampling comprising outcrop rock chip sampling and a 2.6 x 2.3km soil survey was also carried out at various phases of the exploration programme. The drilling programme is continuing to infill and further delineate the deposit, as well as collect test work material in support of the planned PFS.

Projects

Other exploration targets are present within the Silicon claim block, including Merlin and Maverick. Merlin is a drilling-stage prospect that is currently showing potential and is planned to move into project work during 2023.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	**Spacing m (-x-)**	**Diamond**	**RC**	**Blast hole**	**Channel**	**Other**
Measured	–	–	–	–	–	–
Indicated	82.5 x 82.5	✔	✔	–	–	–
Inferred	165 x 165	✔	✔	–	–	–
Grade/ore control	–	–	–	–	–	–

Inclusive Mineral Resource

		Tonnes	Grade	Contained gold	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Open pit	Measured	–	–	–	–
	Indicated	121.56	0.87	105.90	3.40
	Inferred	36.03	0.70	25.23	0.81
Silicon	**Total**	**157.59**	**0.83**	**131.13**	**4.22**

The Mineral Resource is reported as at 31 December 2022 and was estimated by ordinary kriging and constrained by pit optimisation at a gold price of $1,750, and a gross metal value at a 0.14g/t cut-off grade.

Inclusive Mineral Resource by-product: silver

		Tonnes	Grade	Contained silver	
as at 31 December 2022	**Category**	**million**	**g/t**	**tonnes**	**Moz**
Silicon	Measured	–	–	–	–
	Indicated	121.56	3.98	483.31	15.54
	Inferred	36.03	1.92	69.31	2.23
	Total	**157.59**	**3.51**	**552.63**	**17.77**

Estimation

The estimation of the Mineral Resource considers mineral domains defined as high-grade, mid-grade, and low-grade to respect the gold and silver drill hole assay data within the context of the interpreted lithological, alteration and structural modelling.

For gold, the high-grade domain defines mineralisation of approximately greater than 2g/t, the mid-grade domain is approximately between 0.5 and 2g/t, and the low-grade is approximately between 0.07 and 0.5g/t. For silver, the high-grade domain defines mineralisation of approximately greater than 150g/t, the mid-grade domain is approximately between 50 and 150g/t, and the low-grade is approximately between 6 and 50g/t. Gold assay values were capped based on the defined mineral domains at 50g/t, 10g/t and 6g/t respectively for high-grade, mid-grade and low-grade. Silver assay values were capped based on the defined mineral domains at 1,000g/t, 200g/t and 80g/t respectively for high-grade, mid-grade and low-grade. Composites of 3m were generated for gold and silver respecting the boundaries of the mineral domains and coded to the domain in which they are contained.

Silicon continued

Projects

Gold and silver grades were interpolated using ordinary kriging methods using length-weighted 3m composites in three estimation passes of 80m, 150m and 450m in strike and dip based on variography. Sample selections of minimum samples of three, two and one, with maximum samples of 40, and a maximum of four samples from one drill hole are based on the estimation passes of one, two and three. Additionally, an area of influence restriction of 60m was used in the mid-grade mineral domains for composites greater than 8g/t gold and in the high-grade mineral domains, greater than 10g/t gold. The estimation passes were performed independently for each of the mineral domains, so that only composites coded to a particular domain were used to estimate grade into blocks coded to that domain. Blocks coded as having partial percentages of more than one gold/silver domain had multiple grade interpolations, one for each domain coded into the block. The estimated grades for each of the gold domains high-grade, mid-grade and low-grade coded to a block were coupled with the coded partial percentages of those domains to enable the calculation of a single volume-weighted gold grade for each block. These final Mineral Resource block grades are therefore diluted to the full block volumes using this methodology. No mineralisation was estimated outside of the low-grade domains. The classification of the Mineral Resource was done following the 15% Rule methodology (refer to the *Definitions* on *page 218*) using conditional simulation for the Mineral Resource models.

Grade tonnage curve

Silicon

Surface (metric)



Tonnes above cut-off grade (millions)
1,200
900
600
300
0
Average grade above cut-off grade (g/t)
5
4
3
2
1
0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
2.2
2.4
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

As at 31 December 2022, the Silicon project gold Mineral Resource was 4.2Moz.



Overview of Silicon

Silicon continued

Projects

Exclusive Mineral Resource

No Mineral Reserve has been declared. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.

Year-on-year changes in Mineral Resource

Silicon
Total (Moz)


Ounces (millions)
7
6
5
4
3
2
3.37
0.00
2.71
0.00
0.29
(0.09)
(0.10)
(1.98)
0.00
0.00
4.22
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

The increase in the Mineral Resource ounces was as a result of successful greenfields exploration. The declaration is supported by an open pit optimisation at $1,750/oz to demonstrate the reasonable prospect of eventual economic extraction. The gold and silver Mineral Resource is based on the outcomes of additional work since the conceptual study. Testing completed in 2022 has provided more details regarding the metallurgical variability of the transitional and unoxidised material. This resulted in a reduction in the heap leach recovery compared to the previous assumptions. Continued studies will further refine the recovery estimates and evaluate the addition of a third processing option that may be more suitable for those materials.

Inclusive Mineral Resource sensitivity

Silicon


Percentage change
10
5
0
-5
-10
1,550
1,750
1,950
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The sensitivity for the project has been evaluated for variations in the Mineral Resource gold price and gold recovery assumptions, as well as operating and capital costs. The Mineral Resource is sensitive to changes in the gold price and shows a drop of 6% in ounces at a price at $1,550/oz and an increase of 4% at a price of $1,950/oz.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Jay Olcott	SME	4 173 430	19 years	BSc (Geology)

Mother Lode

Projects

Introduction

Property description

The Mother Lode project is an exploration stage property wholly-owned by AngloGold Ashanti. A Preliminary Economic Assessment was completed by Corvus Gold in 2020 resulting in the declaration of a Mineral Resource. AngloGold Ashanti acquired Corvus Gold in January 2022. Mother Lode was acquired through acquisition of Corvus Gold in January 2022. No Mineral Reserve is declared.

Location

The Mother Lode project is located approximately 10km east of the town of Beatty in Nye County, Nevada, USA. The project is within the Bare Mountains subdistrict, of the Bullfrog Hills-Bare Mountains District.

History

In 1983, shortly after U.S. Borax had discovered the Secret Pass deposit, Galli Exploration (GEXA) prospected and staked claims in the Mother Lode-Joshua Hollow areas east of Secret Pass. In 1985, GEXA drilled 54 shallow holes in the Flatiron jasperoid area along the Fluorspar Canyon fault. Mineralised intercepts were generally narrow, low-grade and confined to the fault zone. GEXA geologists recommended drilling the pediment area where the Fluorspar Canyon fault was projected to intersect a northwest-trending range-front fault. The Mother Lode deposit was discovered in 1987 with drill hole ML-59, which intersected 47m of 1.7g/t gold. GEXA also discovered the SNA deposit under the pediment to the south of Mother Lode in 1987.

The Mother Lode deposit was delineated by drilling in 1987 and 1988. In 1988, GEXA formed the U.S. Nevada Gold Search Joint Venture (USNGSJV) with U.S. Precious Metals and contract miner N.A. Degerstrom. Mining of the Mother Lode deposit began in 1989. Between 1989 and 1991, the USNGSJV produced approximately 35koz of gold at Mother Lode at an average grade of 1.8g/t. The bulk of the gold production came in 1990. Mining ceased in 1991 as the oxide Mineral Reserve was mined out.

Rayrock Mines Inc. purchased the Mother Lode property in 1995 from the USNGSJV, incorporating the Mother Lode and SNA deposit Mineral Resource into the Daisy mine property. Rayrock continued to explore the Mother Lode-SNA area through 1997. Rayrock also intended to mine a sulphide Mineral Resource at Mother Lode as a part of their Daisy mine plan, but a declining gold price in 1998 prohibited this development.

Glamis Marigold Mining Company acquired all the assets of Rayrock in March 1999, including 100% interest in the Daisy mine property. Glamis continued limited gold recovery from the Daisy leach pad into early 2001. Most of the Daisy mine property was dropped by Glamis in 2001 and 2002, and the Daisy project began reclamation work. Glamis retained a small portion of the Daisy project property including the 13 mining claims covering the Mother Lode mine area. Goldcorp (US) Inc. acquired all the assets of Glamis Marigold Mining Company in 2006, including the 13 claims at Mother Lode. The Mother Lode claims were transferred into Goldcorp Daisy LLC (a wholly-owned subsidiary of Goldcorp (US) Inc.) in 2014. In May 2017, Corvus Gold acquired Goldcorp Daisy LLC from Goldcorp (US) Inc. From 2017 to 2018, Corvus Gold staked 436 additional mining claims which comprise the current Mother Lode project land position.

AngloGold Ashanti acquired the Mother Lode project in January 2022 with the purchase of all Corvus Gold shares.

Legal aspects and tenure

The Mother Lode project consists of 13 unpatented mining claims. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.

Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a plan of operations (submitted to BLM), an environmental assessment, and/or environmental impact statement. The timely submission of these documents and other applicable permit applications, once reviewed, modified and approved by the relevant federal or state agency, results in the mining company being granted the exclusive right to conduct mining operations on the specified claims consistent with its plan of operations and permits.

With regard to royalties, Goldcorp Daisy LLC holds a 1% NSR at a spot gold price of less than $1,400, and a 2% NSR at a spot gold price greater than $1,400. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.

Mining method

The Mother Lode gold deposits contain mineralisation at or near the surface that is suitable for open pit mining methods. The method of material transport evaluated is open pit mining using shovels as the main loading units with rigid frame haul trucks.

Mother Lode continued

Projects

Introduction continued

Operational infrastructure	The Mother Lode project area has minimal infrastructure on-site, as it is an exploration area with a reclaimed overburden facility and a small open pit. Current access roads are unsealed and will require upgrading prior to commencing the project. The Mother Lode project is in Nevada, which has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained. The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.
Mineral processing	Previous operations included crushing and heap leaching of oxide ores from the Mother Lode pit. Mineralised material from the expanded pit will be processed either without crushing on a heap leach pad (oxidised material) or in a mill using agitated tank bio-oxidation and cyanidation (sulphide). Although the sulphide mineral samples responded well to this method, additional work will need to be done to ensure that bio-oxidation is the most appropriate pre-oxidation process for this project.
Risks	Identified risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the exploration stage of the project, several risks, uncertainties and opportunities, are evident in the confidence of the known orebody and the potential for upside at Mother Lode and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. Pit slope geotechnical conditions are not completely defined and are considered a moderate risk due to general rock conditions indicated by currently limited evaluation. Pit designs are in a preliminary stage and there is a moderate risk associated with equipment selection and mining rate. The form and quantity of organic carbon and sulphide sulphur present in the refractory ore will need to be characterised to ensure that the refractory process is designed correctly for this ore body. Environmental and permitting risks are mainly associated with potential delays to project progression and as such, permitting remains on the critical path.


As at 31 December 2022, the Mother Lode project gold Mineral Resource was 1.7Moz.

Geologists at the Beatty district

Mother Lode continued

Projects

Map showing the location, infrastructure and mining claim area for Mother Lode and Sterling*, with the total mining claim area insert shown in the top right corner. The coordinates of the project, as represented by the Mother Lode deposit, are depicted on the map and are in the geographic coordinate system.



Insert: Total mining claim area
0
10
20km
Beatty
Mother Lode
SNA
Secret Pass
Daisy West
Daisy South
Sterling
N
Licences
AngloGold Ashanti claims
Planned infrastructure
Plant
Leach pad
Waste dumps
Deposits
Roads
Main
Secondary
Settlements
Towns
Insert
Total mining claim area
Map zoomed in area
Mother Lode deposit centroid coordinates
36°54'27"N, 116°39'10"W
0
1
2
3km

Sterling includes the Secret Pass, SNA, Daisy West and Daisy South deposits from the acquisition of Coeur Sterling

Mother Lode continued

Projects

W-E Cross-section view across the Mother Lode deposit, highlighting the location of gold mineralisation associated with the Fluorspar Canyon and hidden faults, elevation in metres AMSL


W
E
Mineral Resource pit at $1,500/oz Au
1200
1000
800
600
Fluorspar Canyon Fault
Outter Fault
Hidden Fault
East Fault
0
200m
Plan View
LEGEND
Qc (Quaternary Alluvium)
Toc (Owl Canyon Sequence)
Tox (Pre-Rainier Mesa Debris Flow Breccia)
Tcb (Bullfrog Tuff)
Tlr (Lithic Ridge)
Tip (Rhyolite Intrusive)
Tjc (Joshua Hollow Conglomerates and Sediments)
Ps (Paleozoic Argillite, Siltstone and Limestone)
Psd (Paleozoic Silurian Lone Mtn Dolomite)
0.3 g/t Au
1 g/t Au
3 g/t Au
Objects
Open Pit
Faults
Drillholes

Geology

Mother Lode lies within the Walker Lane mineral belt and the SWNVF. The regional stratigraphy includes a basement of Late Proterozoic to Late Paleozoic metamorphic and sedimentary rocks. Basement rocks are overlain by a thick pile of Miocene volcanic and lesser sedimentary rocks of the SWNVF, ranging in age from ca. 7.5 to 15Ma. The pre-Tertiary rocks exhibit large-scale folding and thrust faulting, having been subjected to compressional deformation associated with multiple pre-Tertiary orogenic events. The stratigraphy of the SWNVF is dominated by ash flow tuff sheets erupted from a cluster of nested calderas known as the Timber Mountain Caldera Complex.

The Fluorspar Canyon fault separates Paleozoic sedimentary rocks in the footwall from brittle Tertiary volcanic rocks hangingwall. This fault is the primary feature which controls gold grade at Mother Lode.

Deposit type

Mother Lode is characterised as a sediment, intrusive and locally volcanic-hosted disseminated gold deposit.

Mineralisation style

Mother Lode consists of structurally and stratigraphically-controlled disseminated gold mineralisation hosted primarily in rhyolite porphyry dykes, sedimentary rocks of Joshua Hollow, and to a lesser degree, Paleozoic sedimentary rocks. The primary structural control feeding mineralisation at Mother Lode is a series of north-trending, 50° to 70° west-dipping rhyolite dyke-filled structures. Mineralisation is both semi-tabular and highly irregular as fluids ascended along dyke-filled structures in the underlying Paleozoic rocks through the Tertiary unconformity and expanded upward into the Tertiary section. Mineralising fluids appear to have bled out laterally away from mineralised dykes into favourable permeable lithologies and secondary structures.

Mother Lode continued
Projects

Mineralisation characteristics

The gold mineralisation is structurally controlled and defined with a width of 1.1km (north to south) x 490m (east to west) x 660m vertical body which follows rhyolite dykes, the main Fluorspar Canyon fault, and the footwall unconformity. Mineralisation occurs as disseminated sulphide and oxide mineralisation associated with decalcification and illite-pyrite alteration. Multi-element geochemistry and cross-cutting relationships suggests an early relatively barren illite-pyrite event was followed by an overprinting main stage gold-tellurium sulphidation event. High-grade gold also appears to be associated with remobilised carbon which forms a blanket-like zone above the upper reaches of the rhyolite dykes.

Exploration

Between 2017 and 2020, Corvus Gold drilled 155 RC drill holes and 24 core holes for total length of 61,859m. Other work completed to support the geological understanding includes pit wall mapping of the historic open pit, surface mapping (in the immediate area of the Mineral Resource), geophysics (3D induced polarisation survey in 2019), magnetotellurics survey (in 2020), and a gravity survey.

Projects

The SNA project is adjacent to Mother Lode on the east and will be included in future work due to its proximity. Additional targets may exist to the southwest and north along the Fluorspar Canyon fault.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	15 x 15	✔	✔	–	–	–
Indicated	50 x 50	✔	✔	–	–	–
Inferred	160 x 160	✔	✔	–	–	–
Grade/ore control	–	–	–	–	–	–

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Open pit	Measured	24.33	0.63	15.26	0.49
	Indicated	35.91	0.92	33.01	1.06
	Inferred	9.86	0.55	5.39	0.17
Mother Lode	**Total**	**70.10**	**0.77**	**53.67**	**1.73**

The Mineral Resource is reported as at 31 December 2022 and was estimated by inverse distance and ordinary kriging. The Mineral Resource was constrained by pit optimisation at a gold price of $1,500/oz, and gold cut-offs of 0.06g/t for heap leach material and 0.40g/t for mill material.

Inclusive Mineral Resource by-product: silver

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained silver tonnes	Contained silver Moz
Mother Lode	Measured	24.33	0.91	22.18	0.71
	Indicated	35.91	0.69	24.75	0.80
	Inferred	9.86	1.26	12.42	0.40
	Total	**70.10**	**0.85**	**59.34**	**1.91**

Estimation

The estimation of the Mineral Resource was completed considering an indicator mineralisation model of two zones based on gold. These two separate mineralised zones share similar stratigraphy, and an indicator estimation strategy was used to implicitly model and separate the higher-grade feeder mineralisation (gold values greater than or equal to 0.9g/t) from the low-grade disseminated mineralisation. The high-grade estimate was based on block matching inside the high-grade indicator zone with 5m composites using an inverse distance squared weighting methodology and the low-grade estimate was based on all 5m composites as a soft boundary estimation outside of the high-grade zone using an ordinary kriging methodology. Grade capping was applied to assay values greater than 10g/t gold which is greater than the 99th percentile of the sample distribution.

The low-grade classification kriging variance values are less than 0.25 for Measured Mineral Resource, between 0.25 and 0.60 for Indicated Mineral Resource, and between 0.60 and 1.15 for Inferred Mineral Resource.

Mother Lode continued

Projects

Grade tonnage curve


Mother Lode
Surface (metric)
Tonnes above cut-off grade (millions)
400
300
200
100
0
3
2
1
0
Average grade above cut-off grade (g/t)
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off



Geologists at the Beatty district

Exclusive Mineral Resource

No Mineral Reserve has been declared. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.

Year-on-year changes in Mineral Resource


Mother Lode
Total (Moz)
Ounces (millions)
2.0
1.6
1.2
0.8
0.4
0.0
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
1.73
1.73
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

In January 2022, the Mother Lode project was acquired by AngloGold Ashanti from Corvus Gold.

Inclusive Mineral Resource sensitivity


Mother Lode
Percentage change
20
15
10
5
0
-5
-10
-15
1,300
1,500
1,700
Mineral Resource price ($/oz)
Tonnes
Ounces
Grade

The sensitivity for the project has been evaluated for variations in the Mineral Resource gold price and gold recovery assumptions, as well as operating and capital costs. The open pit is robust at a higher gold price. The sensitivity analysis on the Mineral Resource shows a drop of 5% in ounces at a price of $1,300/oz and an increase of 9% at a price of $1,700/oz. The Mineral Resource sensitivity uses the following gold prices of $1,300/oz, $1,500/oz and $1,700/oz.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Jay Olcott	SME	4 173 430	19 years	BSc (Geology)

Sterling
Projects

Introduction

Property description

The Sterling project is an operating mining property currently in care and maintenance, wholly-owned by AngloGold Ashanti. In November 2022, AngloGold Ashanti acquired the Sterling project through its acquisition of Coeur Sterling. The Sterling project includes the Crown Block deposits of SNA, Secret Pass and Daisy and the tenements surrounding the properties. No Mineral Reserve is declared.

Location

The Sterling property is situated in southern Nye County, Nevada, near the town of Beatty, about 185km northwest of Las Vegas. The project is within the Bare Mountains subdistrict, of the Bullfrog Hills-Bare Mountains District.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine or Bittlecomb shaft. Gold production figures from these original workings are unknown. The modern development of Sterling began in the 1970s with exploration (1973 to 1977) around the original deposit by Cordilleran Explorations Partnership. Mining of the Sterling mine ore body began in late 1980. Between 1987 and 1995, Cathedral Gold Corporation accumulated a 90% interest in the property through its USA subsidiaries. After mine production ceased, the heap leach pad continued to be turned over until October 2001, with additional ore from a low-grade stockpile added in early 2001. Gold recovery continued until August 2002 when a final strip was carried out.

In 2018 Coeur Sterling acquired Northern Empire with its principal asset being the Sterling gold project. AngloGold Ashanti acquired the properties in November 2022. The Sterling project is a past-producing open pit and underground heap leach gold mine located in the southern portion of the land package with all major permits in good standing. The remaining deposits include Daisy, Secret Pass and SNA, which contain significant exploration potential.

AngloGold Ashanti acquired the Sterling project in November 2022 from Coeur Sterling.

Legal aspects and tenure

The southern claim block encompassing the Sterling mine and the remaining properties acquired from Coeur Sterling consists of approximately 1900 claims. In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant US federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.

Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a plan of operations (submitted to BLM), an environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permit applications, once reviewed, modified and approved by the relevant federal or state agency, results in the mining company being granted the exclusive right to conduct mining operations on the specified claims consistent with its plan of operations and permits.

The Sterling mine, which is currently in care and maintenance, has a valid mining permit with a permitted heap leach pad expansion area. The reclamation and closure liabilities of the key exploration and mining properties are defined by state and federal regulations, and the operation is currently bonded in accordance with those requirements. There is a 2% NSR applicable to the mine, as well as a net profit royalty payable only under very limited circumstances. There are a total of five NSRs, ranging in value from 0.25% to 5%, applicable to various claims in the claim block generally referred to as the Crown Block. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.

Mining method

Open pit mining of the Sterling mine deposit began in 1980 and continued until 1989. Underground mining began in 1980 and proceeded until mid-1997 when market conditions impacted profitability. The Crown deposits contain mineralisation at or near the surface that is suitable for open pit mining methods.

Operational infrastructure

Sterling is accessible by road from Las Vegas, a distance of 185km via U.S. Highway 95. A good secondary, 13km long gravel road turns off the north side of the highway. Las Vegas is the nearest major airport. The mine site contains office, maintenance and storage facilities to support care and maintenance activities.

The town of Beatty and urban centres in the region such as Pahrump and Las Vegas offer infrastructure and services that can support the operation.

Sterling continued

Projects

Introduction continued

Mineral processing	Previous processing included heap leaching the oxidised Sterling mine ore. After mine production ceased, the heap leach pad continued to be turned over until October 2001, with additional ore from a low-grade stockpile added in early 2001. Gold recovery continued until August 2002 when a final strip was carried out. Mineralised material from the Crown deposits will be processed either on a heap leach pad (oxidised material) or in a mill (sulphide material).
Risks	The Mineral Resource is based on estimates that contain inherent risk and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analyses. Based on uncertainty due to geological interpretation from widespread drill hole information, an Inferred Mineral Resource confidence was maintained to all of the Sterling Mineral Resource. Further Mineral Resource drilling and appropriate analyses will be required to upgrade the confidence to an Indicated Mineral Resource.

Map showing the location, infrastructure and mining claim area for Sterling

Refer to the map showing the Mother Lode and Sterling project infrastructure and mining claims on *page 210*.

Geology

The Sterling deposits are characterised as either epithermal deposits (Secret Pass) like the North Bullfrog and Silicon deposits or sediment-hosted deposits (Daisy, Sterling, and SNA). Oxidised gold appears to be controlled by thrust domains and steep north-striking faults in these deposits.

Deposit type

From oldest to youngest, stratified rock units on the Sterling property range from the Upper Proterozoic to the Ordovician part of the stratigraphic section. The host rocks of the 144 Zone mineralisation span the bottom of the Bonanza King Formation and the top of the Carrara Formation. Miocene quartz latite dykes of the SWNVF occur throughout the Sterling property, but most are along or close to the Reudy Fault zone. They normally range in thickness from 1.5m to about 9m, though some are considerably thicker. Most trend north-south and were probably intruded along faults or fractures. Clay-alteration of the dyke ranges from weak to locally intense. The dykes slightly pre-date the most important hydrothermal activity and gold mineralisation at Sterling.

The Daisy deposits are located in the footwall of the Fluorspar Canyon fault where it intersects a prominent north-south fault system that connects with the Reward deposit to the south. Daisy is a sediment-hosted gold deposit.

SNA can be described as a Carlin-type deposit hosted within Devonian carbonates in the footwall of the Fluorspar Canyon fault.

Mineralisation style

Sterling is typical of sediment-hosted, disseminated precious metal deposits. Gold occurs in the rims of microscopic arsenian pyrite grains. Significant mineralisation occurs in:

- Gouge or breccia in the Reudy Fault zone and locally along the dyke margin
- Adjacent to the fault (on both sides) in Bonanza King silty dolostone or dolostone, and to a lesser degree in underlying Carrara silty limestone or limestone (proximity to the Reudy Fault is not requisite for mineralisation)
- In hydrothermal breccias derived from the above lithologies

Mineralisation characteristics

At Sterling, pyrite formed during hydrothermal alteration and brecciation resulting from the interaction between gold-bearing solutions rising along high-angle fault feeders from depth, soluble carbonate rocks, and the rheological contrast of iron-bearing lithologies. Favourable geological conditions existed at the thrust contact and at the contact between the silty dolostone of the basal Bonanza King and the underlying Carrara limestone. Tertiary quartz dykes in the 144 Zone are also conducive for high-grade gold mineralisation.


As at 31 December 2022, the Sterling project gold Mineral Resource was 0.9Moz.

Geologists at the Beatty district

Sterling continued

Projects

W-E Cross-section through SNA gold deposit illustrating location of gold grade shells relative to stratigraphic units and a shallow Mineral Resource located within 5 to 85m from the surface, elevation in metres AMSL


W
E
Mineral Resource pit
1267
1167
100m
USGS SIM-2957 Geology Plan View Map
SNA 0.2g/t Au Resource
W
E
Legend
Objects
Drillhole Traces
Pit Design
Stratigraphy
Qal (Quaternary Alluv/Colluvium)
Tj (Tertiary Joshua Hollow)
Qte (Ordovician Quartzite Trends)
O (Ordovician Units)
Srm-Slm (Silurian Metasediments)
Grade Shells
0.2g/t Au
0.3g/t Au
0.9g/t Au
1.56g/t Au

Exploration

Since Coeur Sterling acquired the Bare Mountain property, it has been aggressively explored with an estimated 51,000m of drilling - this is in addition to the 61,500m (421 drill holes) that already existed. Much of this drilling went into attempting to expand Northern Empire's Inferred Mineral Resource. From 2018 to 2019, Coeur Sterling conducted drilling at the Sterling mine area, completing 6,328m of expansion drilling, focused near the historic Sterling mine and on areas considered for future mine infrastructure. The Sterling exploration project consisted of two major clusters of Mineral Resource areas, the Sterling mine area, and the northern Crown area, which contains the Daisy, Secret Pass and SNA.

Approximately 38,000m (109 drill holes) of drilling was conducted from 2019 to 2020, and this was used to assess the potential of the area. The drill pattern varied from 50 x 50m in the core area to 200 x 200m in the outer areas for conceptual material.

Based on the 2019 and 2020 exploration drilling, the Mineral Resource models for Daisy South and West, Secret Pass and SNA were updated and an Inferred Mineral Resource was generated by Coeur Sterling.

Mineral Resource

Details of average drill hole spacing and type in relation to Mineral Resource classification

		Type of drilling				
Category	Spacing m (-x-)	Diamond	RC	Blast hole	Channel	Other
Measured	–	–	–	–	–	–
Indicated	–	–	–	–	–	–
Inferred	100 x 100	✔	✔	–	–	–
Grade/ore control	–	–	–	–	–	–

Based on uncertainty due to geological interpretation from widespread drill hole information, an Inferred Mineral Resource confidence was adopted. Further Mineral Resource drilling and appropriate analyses will be required to upgrade the confidence to an Indicated Mineral Resource.

Sterling continued

Projects

Inclusive Mineral Resource

as at 31 December 2022	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
Sterling	Measured	–	–	–	–
	Indicated	–	–	–	–
	Inferred	33.41	0.85	28.43	0.91
Sterling	**Total**	**33.41**	**0.85**	**28.43**	**0.91**

The Mineral Resource is reported as at 31 December 2022 and was estimated by ordinary kriging. The Mineral Resource was constrained by pit optimisation at a gold price of $1,700/oz. The Inferred Mineral Resource equates to the numbers as published in Coeur Sterling's 2021 annual report. Short tonnes as reported by Coeur Sterling were converted to metric units.

Estimation

The open pit Mineral Resource estimates are reported *in situ* and are contained within a confining open pit shell. Ordinary kriging techniques were used in the estimation model. Key parameters used: a gold cut-off grade of 0.24g/t, gold recoveries of 75 to 80%, mining costs of $2.16/t, process costs of $2.70/t, general and administrative costs of $1.00/t, and variable pit slope angles of 39° to 52° over the LOM.

Grade tonnage curve

Sterling
Surface (metric)



Tonnes above cut-off grade (millions)
55
50
45
40
35
30
25
20
1.1
1.0
0.9
0.8
0.7
0.6
Average grade above cut-off grade (g/t)
0.10
0.14
0.18
0.22
0.26
0.30
0.34
Cut-off grade (g/t)
Tonnes above cut-off
Average grade above cut-off

Exclusive Mineral Resource

No Mineral Reserve has been declared. The exclusive Mineral Resource is therefore equivalent to the inclusive Mineral Resource.

Year-on-year changes in Mineral Resource

Sterling
Total (Moz)



Ounces (millions)
1.0
0.8
0.6
0.4
0.2
0.0
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.00
0.91
0.91
2021
Depletion
Exploration
Methodology
Price
Cost
Geotechnical
Metallurgical
Other
Acquisition/ disposal
2022

In November 2022, the Sterling Inferred Mineral Resource was acquired by AngloGold Ashanti from Coeur Sterling.

Inclusive Mineral Resource sensitivity

Sensitivities were not conducted at Sterling.

Competent Person

Responsibility	Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Mineral Resource	Vasu Govindsammy	SACNASP	400 086/04	28 years	HND (Economic Geology), MSc (Mining Engineering), BSc (Statistics)

Definitions

Administrative information

This section provides information on AngloGold Ashanti's definition of Mineral Resource and Mineral Reserve as well as a glossary of terms and abbreviations.

Mineral Resource

The SAMREC Code definition of a Mineral Resource is as follows (refer to the diagram on *page 219*):

"A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories."

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for eventual economic extraction (more likely than not), regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for eventual economic extraction are not included in a Mineral Resource.

The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on various combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding that have been developed for each deposit. Most of our deposits have been the subject of research by third-party specialists in the relevant class of gold deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits and shallow underground mines use kriging with post processing by UC or LUC to generate a recoverable Mineral Resource model where appropriate.

In order to comply with the economic requirement of the definition of Mineral Resource, all our Mineral Resource is constrained at an upside gold price, with all other parameters being kept the same as used for estimation of the Mineral Reserve. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource gold price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is a reasonable expectation of eventual economic extraction
- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery
- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It cannot be assumed at this stage that the Company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Competent Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of the drill hole or tunnel spacing in a particular deposit.

Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all operations are responsible for demonstrating, through reconciliation, that their classification system conforms to the 15% rule set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay QA/QC as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

AngloGold Ashanti quotes its Mineral Resource as inclusive of the Mineral Reserve. However, in this document, the Mineral Resource exclusive of Mineral Reserve (exclusive Mineral Resource) is also quoted. The exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

The exclusive Mineral Resource consists of the following components:

- Inferred Mineral Resource, including that within the Mineral Reserve design or stope shape
- Mineral Resource that sits above the Mineral Resource cut-off grade but below the Mineral Reserve cut-off grade that resides within the defined Mineral Reserve volume
- Mineral Resource that lies between the LOM pit shell/mine design and the Mineral Resource pit shell/mine design (this material will become economic if the gold price increases)
- Mineral Resource in which the technical studies to engineer a Mineral Reserve have not yet been completed

All grade tonnage graphs represent *in situ* grade and tonnes within the Mineral Resource. Caution should be exercised when interpreting the grade tonnage graphs presented. The ability to selectively mine the deposits may be precluded by the deposit geometry, mining method and the need for practical development of the orebody.

Definitions continued

Administrative information

Mineral Reserve

The SAMREC Code definition of a Mineral Reserve is as follows (refer to the diagram on the right):

"A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported."

Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proved Mineral Reserve.

In the underground operations, the Mineral Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Mineral Reserve is reported according to tonnage, mean grade(s) and contained metal inclusive of mining dilution, mining ore-losses and mine call factors. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet Mineral Reserve criteria are itemised separately.

Only the Mineral Reserve included for treatment in the business plan production schedule is considered in the Mineral Reserve statement. Inferred Mineral Resource is not included in the Mineral Reserve statement. Inferred Mineral Resource may however have an influence on the Mineral Reserve by virtue of its inclusion in the optimisation process used to define the final pit limits or stope design. Inclusion in the production schedule will also influence the cash flow and thus the viability of any project. A separate schedule is run for the Mineral Reserve with any included Inferred Mineral Resource set to waste or excluded to test if it is cash positive. This indicates that the Mineral Reserve is able to stand on its own and is therefore not at risk due to the Inferred Mineral Resource in the optimisation process. The Mineral Reserve is acceptable if the cash flow is positive over the life of the mine.

For all new projects, an audited PFS (as a minimum requirement) must have been completed that demonstrates the viability of the project and meets the Company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the Company to proceed to FS.

Relationship between Exploration Results, Mineral Resource and Mineral Reserve


Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Mineral Reserve
Inferred
Indicated
Probable
Measured
Proved
Reported as in situ mineralisation estimates
Reported as mineable production estimates
Consideration of mining, geotechnical, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the 'Modifying Factors')

Table 1 and reporting on an 'if not, why not' basis

SAMREC Code, clause 6

The SAMREC Table 1 provides a list of the main criteria that must be considered and reported upon when reporting on Exploration Results, Mineral Resources and Mineral Reserves.

In the context of complying with the principles of the Code, comments relating to the items in the relevant sections of Table 1 shall be provided on an 'if not, why not' basis within the Competent Person's Report. The compilation of Table 1 must be undertaken for (i) the first-time declaration of Exploration Results, a Mineral Resource or a Mineral Reserve, and (ii) in instances where these items have materially changed from when they were last publicly reported for significant projects. Reporting on an 'if not, why not' basis ensures that it is clear to an investor or other stakeholders whether items have been considered and deemed of low consequence or are not yet addressed or resolved.

Glossary of terms

Administrative information

Banded iron formation (BIF)	A chemically formed iron-rich sedimentary rock.
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, uranium, molybdenum and sulphuric acid.
Capital expenditure	Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL)	Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP)	Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.
Comminution	The crushing and grinding of ore to make gold available for physical or chemical separation (see also milling).
Conceptual study	Also referred to as a concept study, scoping study, initial assessment or a preliminary economic assessment. A conceptual study is an order of magnitude technical and economic study of the potential viability of Mineral Resource that includes appropriate assessments of realistically assumed modifying factors, together with any other relevant operational factors that are necessary to demonstrate, at the time of reporting, that progress to a Pre-Feasibility Study can be reasonably justified.
Contained gold or copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	The minimum grade at which a unit of ore can be mined to achieve the desired economic outcome.
Depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing a deposit through shafts and/or tunnelling in underground mining operations.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Electrowinning	A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution	Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Feasibility Study (FS)	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a PFS (SAMREC 2016).
Flotation	Concentration of gold and gold-hosting minerals into a small mass by various techniques (for example collectors, frothers, agitation and air flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an overflowing froth phase.
Full grade ore	Ore material with sufficient grade to carry the full operating cost of the operation. Full grade ore cut-off is the break-even grade where cost is representative of all costs to carry the full operation.
Gold produced	Refined gold in a saleable form derived from the mining process.

Glossary of terms continued

Administrative information

Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounces per short tonne of ore (oz/t) for gold- and silver-bearing material, a percentage (%) for sulphur- and copper-bearing material, and as parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation (SAMREC 2016).
Inferred Mineral Resource	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration (SAMREC 2016).
Leaching	Dissolution of gold from crushed or milled material, prior to adsorption on to activated carbon or direct zinc precipitation.
Life of mine (LOM)	Number of years that the operation is planning to mine and treat ore as taken from the current mine plan.
Marginal ore	Ore material with grade below the full grade ore cut-off that can be economically treated at the end of mine life when overhead and mining costs are reduced. Marginal ore cut-off is the breakeven grade where cost is representative of the reduced cost that will be experienced after mining has ended.
Measured Mineral Resource	That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve (SAMREC 2016).
Metallurgical plant	A processing plant designed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, often valuable by-products).
Metallurgical recovery factor (MetRF)	A measure of the efficiency in extracting gold from the ore.
Milling	A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also comminution).
Mine call factor (MCF)	The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the Earth's crust.
Mineralisation	The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit (SAMREC 2016).
Mining recovery factor (MRF)	This factor reflects a mining efficiency factor relating to the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Glossary of terms continued
Administrative information

Modifying factors	Considerations used to convert Measured and Indicated Mineral Resource to Mineral Reserve. These include, but are not restricted to mining, geotechnical, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
Net present value (NPV)	The difference between the present value of cash inflows and the present value of cash outflows.
Open pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (Troy)	Imperial measure of mass specifically used for precious metals and still the standard measure of mass in the gold industry. A kilogram is equal to 32.1507 troy ounces. A troy ounce is equal to 31.1035 grams.
Páramo	Alpine tundra ecosystem/alpine moorland.
Precipitate	The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
Pre-Feasibility Study (PFS)	Also referred to as a Preliminary Feasibility Study. A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A PFS is at a lower confidence level than a FS (SAMREC 2016).
Probable Mineral Reserve	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve (SAMREC 2016).
Proved Mineral Reserve	The economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the modifying factors. (SAMREC 2016).
Recovered grade	The recovered mineral content per unit of ore treated.
Reef	A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining	The final purification process of a metal or mineral to a saleable form.
Region	Defines the operational management divisions within AngloGold Ashanti, namely Africa (DRC, Ghana, Guinea and Tanzania), Americas (Argentina and Brazil), Australia and Projects (Colombia and the USA).
Rehabilitation	The process of returning disturbed land to a stable, productive or self-sustaining condition requiring no ongoing maintenance to meet the post-mining land use objectives and taking into account beneficial uses of the site and surrounding land. Rehabilitation objectives are generally defined in environmental permits but are typically amended during the operational phase of projects through stakeholder engagement processes to ensure post mining land uses are congruent with surrounding and regional land use plans. Rehabilitation methods can vary by location owing to the extent of disturbance and geo-climatic factors and include, among others, the processes of remediation, revegetation and restoration, to address issues such as soil, ground and surface water, contamination, soil erosion and revegetation.
Resource modification factor (RMF)	This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model. For example, between the Mineral Resource model tonnage and the grade control model tonnage. It is expressed in both a grade and tonnage number.

Glossary of terms continued

Administrative information

Seismic event	A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft	A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies, for hoisting ore and waste, for ventilation and utilities, and/or as an auxiliary exit.
Smelting	A pyro-metallurgical operation in which gold precipitates from electrowinning or zinc precipitation is further separated from impurities.
Selective mining unit (SMU)	The smallest unit that can be mined at a particular operation with the equipment available at that site, reflecting the intended or proposed mining selectively.
Stope	An underground excavation where ore is extracted.
Stoping	The process of excavating ore underground.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility (TSF)/facilities (TSFs)	Facilities designed to store discarded tailings.
Tonne (t)	Used in metric statistics. Equal to 1,000 kilograms, the International System Units (SI) mass unit.
Tonnage	Quantity of material measured in tonnes.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the Earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.



The Obuasi processing plant at night

Abbreviations

Administrative information

°	Degrees
%	Percentage
$	United States dollars
3D	Three-dimensional space
AAGL	AngloGold Ashanti (Ghana) Limited
AARL	Anglo American Research Laboratories
AC	Aircore drilling
Ag	Silver
AGA	AngloGold Ashanti
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
AMSL	Above mean sea level
ANM	Brazilian National Mining Agency (Agência Nacional de Mineração)
ARS	Argentine peso
Au	Gold
AUD	Australian dollars
AVOx	Arco da Velha Oxidised
Barrick	Barrick Gold Corporation
BIOX	Bacterial oxidation
BLM	Bureau of Land Management
BRL	Brazilian real
ca.	Circa (approximately)
CCD	Counter current decant system in thickeners (CCD circuit)
CdS	Córrego do Sítio
cm	Centimetre(s)
COP	Colombian peso
CPR	Competent Persons report(s)
Cu	Copper
CVSA	Cerro Vanguardia S.A.
DD	Diamond drilling
Datamine Studio UG™	Studio UG™ software by Datamine®
Deswik.SO™	Mineable Shape Optimiser by Deswik™
DRC	Democratic Republic of the Congo
EIA	Environmental Impact Assessment
EPS	Enhanced Production Scheduler™ software by Datamine®
ESG	Environmental, social and governance
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
Formicruz SE	Fomento Minero de Santa Cruz Sociedad del Estado
FW	Footwall
g	Grams
GCS	George Cappendell Shaft
GEXA	Galli Exploration
GFW	Galinheiro footwall
GGB	Geita Greenstone Belt
GGM	Geita Gold Mine
GGML	Geita Gold Mining Limited
GRIDCo	Ghana Grid Company Limited
GSLIB™	Geostatistical Software Library
Guinea	Republic of Guinea
g/t	Grams per tonne
ha	Hectare
HW	Hangingwall
ITH	International Tower Hill Mines
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JSE	Johannesburg Stock Exchange Limited
JV	Joint venture
KCD	Karagba, Chauffeur and Durba
kg	Kilogram(s)
koz	Thousand ounces
kozpa	Thousand ounces per annum
kt	Thousand tonnes
km	Kilometre(s)
km^2	Square kilometre(s)
KMS	Kwezi Mensah Shaft
ktpa	Kilo tonnes per annum
kV	Kilovolt
lb	Pound(s)
Leapfrog™	Geological modelling software
LHOS	Long hole open stoping
LRS	Longitudinal retreat stoping
LUC	Localised uniform conditioning
m	Metre or million, depending on the context
m^2	Square metre
m^3	Cubic metre
m^3/s	Cubic metre per second
Ma	Mega-annum
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
mm	millimetre(s)
Mlb	Million pounds
Mo	Molybdenum
Moz	Million ounces
Mozpa	Million ounces per annum
mRL	Metres relative level
MSO	Mineable Shape Optimiser™ by Datamine®
Mt	Million tonnes
Mtpa	Million tonnes per annum
MW	Mega watt

Abbreviations continued
Administrative information

NSR	Net Smelter Return
oz/t	Ounces per tonne
Pb	Lead
POX	Pressure oxidation
Ppm	Parts per million
Pr.Sci.Nat	Professional Natural Scientist
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Mineral Reserve Reporting System
Randgold	Randgold Resources Limited
RC	Reverse circulation drilling
RGB	Red-green-blue
RM	Registered Member
ROM	Run-of-mine
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
S&C	Star and Comet
SACNASP	South African Council for Natural Scientific Professions
SAG	Société Aurifere de Guinea
SAG mills	Semi-autogenous grinding mills
SAMREC	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SEC	United States Securities and Exchange Commission
sisuMobi™	Hyperspectral imaging camera system by TerraCore®
SML	Special mining licence
SOKIMO	Société Minière de Kilo-Moto
SOMIQ	Société Minière Internationale du Quebéc
SOX	Sarbanes-Oxley (Act of 2002)
Survey123™	Form-centric solution product by ArcGIS®
SWNVF	Southwestern Nevada Volcanic Field
t	Tonne(s)
TANESCO	Tanzania Electric Supply Company Limited
TOS	Transverse Open Stoping
tpd	Tonne(s) per day
U	Uranium
UC	Uniform conditioning
USNGSJV	U.S. Nevada Gold Search Joint Venture

Administrative information for professional organisations
Administrative information

AusIMM	The Australasian Institute of Mining and Metallurgy 204 Lygon Street, Carlton , VIC 3053, Australia Telephone: +61 3 9658 6100 *www.ausimm.com*
ECSA	The Engineering Council of South Africa Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa Telephone: +27 86 122 5555 *www.ecsa.co.za*
EGBC	Engineers and Geoscientists British Colombia 200-4010 Regent Street, Burnaby BC V5C 6N2, Canada Telephone: +1 604 430 8035 *www.egbc.ca*
GSSA	The Geological Society of South Africa Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa Telephone: +27 11 358 0028 *www.gssa.org.za*
SACNASP	South African Council for Natural Scientific Professions 1 Mark Shuttleworth Street, Lynwood 0087, South Africa Telephone: +27 12 748 6500 *www.sacnasp.org.za*
SME	Society for Mining, Metallurgy and Exploration 12 999 E Adam Aircraft Circle, Englewood CO 80 112, United States of America Telephone: +1 720 574 1256 *www.smenet.org*

Forward looking statement

Administrative information

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements.

Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law.

All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Materiality disclaimer

Inclusion of information in this report, including any discussion, analysis or assessment of "material", "significant", "key" or similarly described information is not an indication that we deem such information to be material to an investment decision related to our securities or important to an understanding of our business more generally. This report also contains certain forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In particular, these include, among other statements, forward-looking statements relating to the Company's future performance, goals and objectives, as well as future regulatory developments, with respect to sustainability and other environmental, social and governance matters. Such statements are often, but not always, made through the use of words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks", "will," "should," "could" or "may" or words of similar meaning. They may involve estimates and assumptions that are subject to risks, uncertainties and other factors. These and other statements made in this report may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated, including the risk factors set forth in our Report on Form 20-F filed on 16 March 2023 with the U.S. Securities and Exchange Commission.

Administration and corporate information

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06 Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
Ernst & Young Inc.

Offices

Registered and Corporate

112 Oxford Road, Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa

Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10 AMP Building
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia

Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana

Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
A Calderon〃
(Chief Executive Officer)
GA Doran〃✔ (Chief Financial Officer)

Non-executive
MDC Ramos ^ (Chairperson)
KOF Busia°
AM Ferguson *
AH Garner #
R Gasant ^
SP Lawson #
MC Richter #~
JE Tilk▲

American 〃Australian * British
▲ Canadian ° Ghanaian ✔ Irish
~Panamanian ^ South African

Officers
LM Goliath
Group Company Secretary

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail:
yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
Email: *amaxey@anglogoldashanti.com*

Share registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(Private Bag X9000, Saxonwold, 2132)
South Africa

Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218

E-mail: Queries@Computershare.co.za
Website : *www.computershare.com*

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia

Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana

Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary

BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America

Telephone: +1 866-244-4140
(Toll free in USA) or
+1 201 680 6825 (outside USA)

E-mail: *shrrelations@cpushareownerservices.com*
Website: *www.mybnymdr.com*

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.

Telephone: +1-888-BNY-ADRS

ANGLOGOLDASHANTI

www.anglogoldashanti.com